As filed with the Securities and Exchange Commission on February 11, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PQ HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	2800	26-0406255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

300 Lindenwood Drive,

Valleybrooke Corporate Center,

Malvern, Pennsylvania 19355

(610) 651-4400

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

William J. Sichko, Jr.

Chief Administrative Officer, Secretary and Vice President

PQ Holdings Inc.

300 Lindenwood Drive,

Valleybrooke Corporate Center,

Malvern, Pennsylvania 19355

(610) 651-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick H. Shannon Jason M. Licht Latham & Watkins LLP 555 Eleventh Street, NW Washington, DC 20004 (202) 637-2200	Steven J. Slutzky Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6036

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Proposed maximum aggregate offering price(a)(b)	Amount of registration fee
Class A common stock, $0.01 par value per share	$450,000,000	$57,960

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)	Includes offering price of additional shares of common stock that may be purchased by the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated February 11, 2014

PROSPECTUS

            Shares

PQ Holdings Inc.

Common Stock

This is PQ Holdings Inc.’s initial public offering. We are selling             shares of our common stock in this offering.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for our common stock. We will apply for listing of our common stock on the         under the symbol “PQH.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

BofA Merrill Lynch	Credit Suisse	J.P. Morgan
Barclays	Citigroup	Deutsche Bank Securities
Goldman, Sachs & Co.	Jefferies	Morgan Stanley

The date of this prospectus is                     , 2014.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

MARKET AND INDUSTRY DATA

The market data and other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms or other published independent sources. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation based on management’s knowledge. Our market share and market position in each of our businesses and product groups, unless otherwise noted, is based on our sales volumes relative to the estimated sales volumes in the markets we serve. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products and services.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

TRADEMARKS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The trademarks we own include, among others, Potters, PQ and Zeolyst, and the trademarks we have the right to use include Zeolyst International. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.

THE STOCK SPLIT AND CONVERSION

As of September 30, 2013, our authorized capital stock includes 150,000,000 shares of Class A common stock, par value $0.01 per share, or our Class A Common Stock or common stock, 30,000,000 shares of Class B common stock, par value $0.01 per share, or our Class B Common Stock, and 1,500,000 shares of Preferred Stock, par value $0.01 per share, or our Preferred Stock. Prior to the pricing of this offering and prior to the conversion described below, we will amend our amended and restated certificate of incorporation to give effect to the completion of a             -for-one split of our Class B Common Stock, or the Class B Common Stock split, and a            -for-one split of our common stock, or the common stock split, in each case, with the holder of any resulting fractional interest in a share of our Class B Common Stock or our common stock being paid an amount in cash equal to the fair value of such fractional interest as of the closing of this offering, in lieu of receipt of such fractional interest.

ii

After the completion of the Class B Common Stock split and the common stock split described above and immediately prior to the closing of this offering, we will convert each outstanding share of our Class B Common Stock into shares of our common stock, at the conversion rate specified in our second amended and restated certificate of incorporation, which is equal to one plus the quotient obtained by dividing (i) $100.00 (to be adjusted to give effect to the Class B Common Stock split) by (ii) the price at which shares of common stock are to be sold to the public in this offering, with the holder of any resulting fractional interest in a share of our common stock being paid an amount in cash equal to the fair value of such fractional interest as of the closing of this offering, in lieu of receipt of such fractional interest. Unless otherwise indicated, all share data gives effect to the Class B Common Stock split and the common stock split and the conversion of our Class B Common Stock into our common stock assuming an initial offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. See “The Stock Split and Conversion.”

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless the context otherwise requires, all references to “our company,” “we,” “us,” and “our” refer to PQ Holdings Inc. and its consolidated subsidiaries, including PQ Corporation, our primary operating company. References to “fiscal year” refer to our fiscal years, which end on December 31. We believe that our financial statements and the other financial data included in this prospectus have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States, or U.S. GAAP, and the regulations published by the Securities and Exchange Commission, or SEC, and are consistent with current practice with the exception of: (a) the inclusion of financial measures that differ from measures calculated in accordance with U.S. GAAP, including EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS (collectively, our non-GAAP financial measures and each as defined under “—Summary Historical Audited and Unaudited Consolidated Financial Information”) and (b) the inclusion of our 50% proportionate share in sales and other income statement metrics within our non-GAAP financial measures related to our interests in Zeolyst International and Zeolyst C.V., or our Catalyst Joint Ventures, which are our 50/50 joint ventures with CRI Zeolites Inc., a wholly owned subsidiary of Royal Dutch Shell plc, which are each accounted for as an equity method investment in our U.S. GAAP financial results. See “—Summary Historical Audited and Unaudited Consolidated Financial Information.”

Company Overview

We are a leading integrated global innovator and manufacturer of specialty inorganic performance chemicals, specialty catalysts and specialty glass materials. We believe we are a global leader in each of our businesses, holding either an estimated number one or two global position in our core industries in greater than 90% of our products, based on 2012 volume sold. Customers use our products as a critical component for a broad range of applications including catalysts to address emissions control in automotive catalytic converters, silica-based additives to enhance teeth whitening performance in toothpaste and silica gels used in beer clarification, as well as specialty products used in completion and cementing fluids for oil field applications. We are at the forefront of our industry and continue to develop innovative solutions to meet customers’ productivity, environmental and profitability objectives.

We operate through three principal businesses: Performance Chemicals, Catalysts and Specialty Glass Materials. Our Performance Chemicals business produces sodium silicate, specialty silicas and other high performance chemical products for the personal care, food, detergent, pulp and paper, electronics, mining, oil processing and construction industries. This business has been divided into two segments based on geographic areas: Performance Chemicals Americas & Australia and Performance Chemicals Europe, Middle East and Africa, or EMEA, & Asia. Our Catalysts business produces silica and specialty zeolite-based catalysts serving the High Density Polyethylene, or HDPE, polymerization, chemical synthesis, emissions control, lube and diesel de-waxing and refining markets. Our Specialty Glass Materials business produces engineered glass materials serving the transportation safety, oil and gas, polymer additives, metal finishing and conductive particle markets. We sell our products to over 4,000 customers across 14 major end-uses globally from our 63 strategically-located manufacturing facilities across six continents.

For the nine-month period ended September 30, 2013 and year ended December 31, 2012, we generated $835.8 million and $1,084.8 million of sales, $230.3 million and $268.7 million of Adjusted EBITDA, $55.5 million and

$39.2 million of Adjusted Net Income and $18.3 million and $5.2 million of net income attributable to PQ Holdings Inc., respectively. For an explanation of the components of Adjusted EBITDA and Adjusted Net Income, see Note 1 in “—Summary Historical Audited and Unaudited Consolidated Financial Information.” The following charts show our sales by business, region and end-use for the nine-month period ended September 30, 2013.

Our Businesses

Our Performance Chemicals business is an integrated silicate technology producer with leading market positions in North America, Europe, South America and Asia-Pacific. We have achieved a 9% sales compound annual growth rate, or CAGR, in our Performance Chemicals business from 2005 to 2012, throughout economic cycles, because of our diverse consumer and industrial end-uses, our local relationships, acquisitions and the global scale of our business.

Our Catalysts business consists of our silica catalysts product group and specialty zeolite-based catalysts product group, which is a product of our Catalyst Joint Ventures. In our silica catalysts product group, the majority of products that we sell are used in the production of HDPE, a high strength and high stiffness polyethylene used in demanding applications such as large-part blow molding, film and pipes. The silica catalysts product group is also leveraging its technical expertise to develop new catalyst products for other markets involving new and more efficient pathways for producing industrial chemicals, including methyl methacrylate, or MMA, and ethyl acetate, and in the rapidly developing field of converting natural gas to transportation fuel. In our Catalyst Joint Ventures, we produce specialty zeolite-based catalysts that are sold to the emissions control industry, the petrochemical industry and other areas of the broader chemicals industry. Representative applications include emissions control catalysts used to remove impurities in gasoline, light-duty and heavy-duty diesel, or HDD; hydrocracking catalysts used to maximize output of higher value middle distillate from refining of crude oil; specialty catalysts used in de-waxing lubricants and fuel oil; isomerization catalysts which maximize the output of para-xylene in polyester manufacturing; and chemical synthesis catalysts used to produce caprolactam, propylene oxide and other materials.

Our Specialty Glass Materials business is the market leader in North America with nearly 100 years of industry expertise in manufacturing specialty glass materials. Specialty Glass Materials is comprised of the Transportation Safety and Engineered Glass Materials, or EGM, product groups. In the Transportation Safety product group, we manufacture reflective glass beads used in highway and airport lane markings, guardrails, barriers and delineation. Transportation Safety products are primarily sold to federal and state government agencies, municipalities, highway contractors and airport agencies. In the EGM product group, we sell highly-specialized solid and hollow glass spheres, or hollowspheres, and metal coated particles that are used in a variety of applications such as plastic additives, conductives, metal finishing and other industrial and consumer applications.

The table below summarizes our key businesses, products, market positions and end-uses. Sales in the table below are presented on the same basis in which we manage our businesses, which includes the proportionate consolidation of our Catalyst Joint Ventures. This presentation differs from our sales in the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP.

Product summary

Businesses and product groups	Year ended December 31, 2012 sales (in millions)(1)		% of year ended December 31, 2012 sales(1)	Market positions(2)				Key functions and end-uses
				North America		Europe
Performance Chemicals
Sodium Silicate	$352.3		30%	#1		#2		Building blocks for downstream silicates/silicas, bleaching aid and catalysts support
Specialty Silicas	$132.9		11%	#2		#3		Polishing aid in toothpaste, adsorbent for surface coatings, clarifying agent for beverages (beer); alters consistency of personal care products
Zeolite Products	$108.9		9%	#1		#1		Water softener for detergent, additive for paving, paper strengthener and lubricant
Spray Dry Silicate	$35.4		3%	#1		#1		Highly soluble solution for cleaning products and construction
Magnesium Silicate	$10.6		1%	—		#2		Purification of crude polyols and of frying oil
Other Specialty Chemicals	$84.6		8%	—		—		Aluminum, lithium silicate and other chemicals

Performance Chemicals subtotal	$724.7	(3)	62%
Catalysts
Silica Catalysts	$49.9		4%	#2	(4)	—		Polymerization of HDPE for plastic containers, gas and sewer pipes, films, grocery bags and other plastic materials, including synthesis of organic chemicals
Specialty Zeolite-Based Catalysts(5)	$87.3		8%	#1	(4)	—		Remove impurities from diesel and gasoline to meet emissions standards; also used in chemical synthesis and oil refining

Catalysts subtotal(1)	$137.2		12%
Specialty Glass Materials
Transportation Safety	$184.5		15%	#1		#1		Reflective glass beads used in highway and airport lane markings, guardrails, barriers and delineation
Engineered Glass Materials	$125.7		11%	#1	(6)	#2	(7)	Highly-specialized hollow and solid glass spheres and metal coated particles used in electronics, plastics manufacturing, metal finishing and drilling end-uses

Specialty Glass Materials subtotal	$310.2		26%

TOTAL SALES(1)	$1,172.1		100%

(1)	Sales and percentages include our proportionate share of sales from our Catalyst Joint Ventures, which for the year ended December 31, 2012 were $87.3 million, which differs from our presentation of total sales in accordance with U.S. GAAP.

(2)	Market positions are based on management’s estimates and reflect positions for the end-uses of our products. We also estimate that we have leading market positions in South America and Asia-Pacific in several of our product groups.
(3)	Includes $(13.4) million of intercompany eliminations between the reportable segments within the Performance Chemicals business as well as $(9.8) million intercompany eliminations between the Performance Chemicals business and the Specialty Glass Materials business.
(4)	Catalysts are marketed on a global basis and as such, market share is calculated accordingly.
(5)	Specialty zeolite-based catalysts are a product of our Catalyst Joint Ventures. Includes our 50% share of our Catalyst Joint Ventures.
(6)	#1 in metal finishing, spheriglass and conductives; #2 in hollow glass spheres.
(7)	#2 in metal finishing and spheriglass; #2 in hollow glass spheres.

Competitive Strengths

The following competitive strengths reinforce our market leadership positions, contribute to our ability to generate what we believe are industry leading profit margins, support our innovation efforts and are expected to drive our growth opportunities in the future:

•	Leading market positions across the entire portfolio. We believe that we maintain a leading market position in each of our major product lines, holding either an estimated number one or two global position in our core industries in greater than 90% of the products, based on 2012 volumes sold. Across all of our businesses, we have achieved and maintained leading market positions by developing strong relationships with key customers and demonstrating the technical excellence and differentiated performance of our products.

•	Attractive industry structure. We hold leading positions in consolidated markets, in some of which we are the only true global player. Attractive underlying fundamentals have allowed us to maintain margins throughout business and economic cycles. In addition, we believe our patent portfolio in the aggregate, combined with our extensive manufacturing network, reinforces our competitive advantage.

•	Significant long-term growth driven by Catalysts business. We have developed a market-leading Catalysts business that has more than doubled its Adjusted EBITDA since 2005 and achieved an average Adjusted EBITDA margin of approximately 35% over the same period. This growth has been achieved through development of our proprietary technology over the past decade, and we have made approximately $99 million in investments to expand our manufacturing and technical facilities and increase capacity. In advance of committing to capital investments to support increased capacity, we have been able to secure sole-source supply arrangements or have entered into long-term contracts with contracted volumes across both silica and specialty zeolite-based catalysts, and we expect our percentage of sales under long-term contracts to increase in the future. Our products offer essential functional properties; however, they are a low-cost component of our customers’ manufacturing process. We believe that our products help our customers to manufacture their products more cost-effectively and with better performance characteristics than competing technologies. We also believe that our specialty zeolite-based catalyst products and the end-uses they serve are well-aligned with several favorable global trends.

•

Proven ability to develop and commercialize new products. We leverage our state-of-the-art product development and commercialization platform to develop novel and highly customized products to meet evolving customer demand in key regions around the world. We believe that our ability to collaborate closely with our customers to formulate innovative manufacturing and product solutions allows us to better serve them. For example, in our Performance Chemicals business, we have recently worked with our global European-based customers to optimize our manufacturing process to provide products for high whitening and desensitizing toothpaste applications that meet their particular specifications, and we have recently developed a new, environmentally-friendly, magnesium-silicate product that allows restaurants to clean and recycle oil used for frying food. As a result of our new product development and commercialization efforts, we estimate that we generated over $100 million of sales in the year ended December 31, 2012 from products or applications that have been developed or commercialized in the last five years.

•	Industry-leading and sustainable margins. We have demonstrated our ability to maintain stable margins while continuously growing the business organically in different macroeconomic environments. From 2009 to September 30, 2013, our Adjusted EBITDA margins and contribution margins (which refer to sales less variable costs excluding freight costs, divided by sales) averaged 23% and 56%, respectively, and did not significantly vary over that period. We seek to contractually pass through our key raw material inputs. In the nine-month period ended September 30, 2013 and year ended December 31, 2012, approximately 44% and 40%, respectively, of our North American Performance Chemicals sales were derived from pass-through contracts. We have also been able to favorably negotiate other terms to compensate for material increases in key inputs. This combination of differentiated products and pass-through contracts has allowed us to sustain attractive margins.

•	Long-term relationships with blue chip, industry-leading customers. We have cultivated a diversified and loyal base of customers, many of which are leading companies in their respective industries. Our customers include Akzo Nobel, Albemarle, Anheuser-Busch InBev, Colgate-Palmolive, Evonik, ExxonMobil, GlaxoSmithKline, Halliburton, Henkel, INEOS Group, LyondellBasell, Procter & Gamble, Rhodia, SAB Miller, SABIC, Schlumberger, Sherwin-Williams, Unilever, W. R. Grace and 3M. The average length of our relationships with our top 10 customers is over 50 years. Additionally, we have a diversified customer base, with our top 10 customers representing 20% of sales for the year ended December 31, 2012 and no single customer representing more than 6% of sales for the same period.

•	Exposure to favorable growth opportunities in diverse end-uses. We serve a broad range of end-uses worldwide with no single end-use representing more than 20% of sales for the nine-month period ended September 30, 2013. Our Performance Chemicals, Catalysts and Specialty Glass Materials businesses benefit from global trends such as the growing global middle class, increased environmental regulations for emissions reduction and rising global energy consumption. Many of our largest end- uses, including transportation safety, laundry detergents, consumer cleaning, food and beverage and personal care, exhibit a low degree of cyclicality. The diversity of our remaining end-uses mitigates the impact of any one industry or regional cycle on our business.

•	Experienced and motivated management team. Our senior management team has substantial industry experience, proven capabilities and an average of over 30 years of experience in the performance chemicals, catalysts and specialty glass materials industries. Their industry experience extends to all facets of these industries, including acquisition integration, strategic management, manufacturing, sales and marketing, new product and applications development and financial management. The current management team has grown Adjusted EBITDA from $120 million to $269 million and Adjusted EBITDA margins from 17.6% to 22.9% from 2005 to the year ended December 31, 2012, respectively, including acquisitions. Our senior management team has a significant equity ownership interest in our company.

Business Strategy

Our long-term success will be driven by our competitive strengths, which will support our business strategy to continue to expand our product offering with higher margin, innovative products. The key elements of our strategy are as follows:

•

Continue to focus our development efforts on high margin products. We intend to maintain our position as a leading, integrated producer of silicate and glass materials. We plan to do this, in part, by capitalizing on our technological leadership positions and our proven research and development, or

R&D, competencies by developing new products, applications and end-uses for our silicate-based chemicals, specialty catalysts and engineered glass materials platforms. Across our businesses, we have a proven track record of commercializing new products. This capability has diversified our product mix away from lower-margin, lower-growth products such as zeolites for detergent end-uses and into higher-margin, higher-growth products such as magnesium silicate for frying oils, silica gels for coating applications and hollow glass spheres for emulsions for mining and auto body putty. We believe pursuing such opportunities will continue to result in profitable growth as we leverage our technological know-how and existing asset base developed from our core product lines. In addition, our new product development efforts are focused on applications with expected contribution margins greater than 50%.

•	Continue to develop leadership position in high-return catalyst technologies. Since the current management team’s arrival in 2005, we have invested in supporting the growth and expansion of the Catalysts business. We are committed to continue growing our Catalysts business organically through capacity expansions as we see opportunities to provide value-added products and services to customers and when we have the long-term contracts in place to support these additions. As we continue to improve our technological advantage and our ability to serve our customers, we expect to continue to achieve high-return growth in this business line.

•	Focused and selective investment driving future growth, innovation and cash flow generation. We are currently focused on deploying our operating cash flows to fund capital projects where we expect high returns. We expect capital spending to return to historic levels over the medium-term and drive significant cash flow generation that we expect to use for disciplined investment, acquisitions and reducing leverage over time.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•	local business risks in different countries;

•	exchange rate fluctuations;

•	compliance with anti-corruption laws, trade and export controls and regulations of the U.S. government and various international jurisdictions;

•	alternative technology or other changes in our customers’ products that reduce or eliminate the need for our products;

•	unsuccessful new product development or R&D efforts or our competitors’ ability to develop more effective or successful products;

•	an inability to pass on increases in raw material prices, including natural gas, or to retain or replace our key suppliers;

•	substantial competition in the markets in which we operate;

•	reductions in transportation safety spending or taxes earmarked for transportation safety spending;

•	seasonal demand for our products that may cause prolonged depressed market conditions for our products;

•	an inability to retain key personnel or hire additional qualified personnel;

•	failure of our expansion projects to generate any revenues;

•	liability for damages based on product liability claims brought against us and our customers or for costs associated with recalls of our or our customers’ products;

•	governmental regulation affecting our businesses;

•	environmental, health and safety matters that may require material expenditures and changes in our operations;

•	existing and proposed regulations to address climate change by limiting greenhouse gas emissions;

•	insurance that may not cover all potential exposures;

•	losses resulting from nonpayment or nonperformance by our customers;

•	damages based on claims brought against us by our customers or the loss of customers as a result of the failure of our products to meet certain quality specifications;

•	strategic acquisitions or dispositions of certain assets and/or businesses;

•	an inability of our joint ventures to operate according to their business plans if our partners fail to fulfill their obligations or differences in views among joint venture participants resulting in delayed decisions or failures to agree on major issues;

•	a failure to protect our intellectual property rights;

•	infringement of our products on the intellectual property rights of others;

•	the need to recognize additional impairment charges related to goodwill, identified intangible assets and fixed assets;

•	an inability to utilize our net operating losses;

•	losses and damages in connection with information technology risks;

•	the occurrence or threat of extraordinary events, including natural disasters and domestic and international terrorist attacks;

•	disruptions in our good relations with our workforce;

•	existing unfunded and underfunded pension plan liabilities that require current and future operating cash flow;

•	risks related to litigation filed by or against us;

•	an inability to realize the benefits we expect from our continuing restructuring and cost savings programs;

•	diversion of management attention and the increased costs associated with operating as a public company;

•	an inability to comply with new regulations related to conflict minerals;

•	risks related to our substantial indebtedness;

•	the ability of our principal stockholders, an affiliate of The Carlyle Group, or Carlyle, and an affiliate of INEOS Capital Partners, or INEOS, to control us; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

Our Anticipated Corporate Structure After the Offering

(1)	Includes entities, such as trusts and limited liability companies, controlled by officers, directors and current and former employees.
(2)	CPQ Midco I Corporation, a Delaware corporation and direct parent of PQ Corporation, guarantees PQ Corporation’s $1,385.0 million senior secured credit facilities (prior to giving effect to the application of the proceeds from this offering), or our senior secured credit facilities, and PQ Corporation’s $600.0 million 8.750% Second Lien Senior Secured Notes due 2018 (prior to giving effect to the application of the proceeds from this offering), or the 2018 Notes. It is expected that a portion of the proceeds of this offering will be used to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds” and “Capitalization.”
(3)	PQ Corporation is the borrower under our senior secured credit facilities consisting of (a) a term loan facility of $1,235.0 million maturing August 2017, or our term loan facility, and (b) a revolving credit facility of $150.0 million maturing May 2017, or our revolving credit facility. As of September 30, 2013, there were $1,225.7 million of outstanding borrowings under our term loan facility and $0 million of outstanding borrowings under our revolving credit facility. PQ Corporation is also the issuer of the 2018 Notes. As of September 30, 2013, the aggregate principal amount outstanding of the 2018 Notes was $600.0 million, excluding accrued and unpaid interest of $22.3 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt.”
(4)	Does not give effect to the application of the proceeds from this offering. It is expected that a portion of the proceeds of this offering will be used to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds” and “Capitalization.”
(5)	Our senior secured credit facilities and 2018 Notes are guaranteed by PQ Corporation’s existing and future domestic subsidiaries and Potters Holdings GP, Ltd. and Potters Holdings, L.P. (each an entity organized in the Cayman Islands).

Our Principal Stockholders

On July 30, 2007, Carlyle acquired our company. In connection with our combination with INEOS Silicas, a division of the INEOS Group, Carlyle partnered with INEOS in 2008 and currently affiliates of Carlyle and INEOS collectively own the majority of our common stock.

Founded in 1987, Carlyle is a global alternative asset manager with approximately $185 billion of assets under management across 122 funds and 81 fund of funds vehicles as of September 30, 2013. Carlyle invests across four segments—Corporate Private Equity, Real Assets, Global Market Strategies and Fund of Funds

Solutions—in Africa, Asia, Australia, Europe, Japan, the Middle East, Latin America and North America. Carlyle’s Corporate Private Equity business has developed particular industry expertise in aerospace, defense & government services, consumer & retail, financial services, healthcare, industrial, technology & business services, telecommunications & media and transportation. Carlyle employs more than 1,450 people in 34 offices across six continents.

Carlyle has significant experience in the chemicals and materials sector. Recent investments include Philadelphia Energy Solutions, a joint venture with Sunoco, Inc. for its Philadelphia-based refinery, AZ Electronic Materials, a global supplier of electronic materials to the semiconductor and flat panel display industries, and Axalta Coating Systems (formerly known as DuPont Performance Coatings), a leading global manufacturer, marketer and distributor of advanced coating systems primarily for the transportation industry.

INEOS is affiliated with the INEOS Group, one of the world’s leading chemical companies and a global manufacturer of petrochemicals, specialty chemicals and oil products. The INEOS Group’s business has highly integrated, world-class chemical facilities and production technologies. The INEOS Group operates 51 manufacturing sites in 11 countries throughout the world, including petrochemical facilities in Europe, which are co-located and fully integrated with refineries. The INEOS Group produces more than 60 million tons of petrochemicals, employs 15,000 people and has annual sales of around $43 billion.

Company Information

PQ Holdings Inc. was incorporated in Delaware on June 22, 2007. Our principal executive offices are located at 300 Lindenwood Drive, Valleybrooke Corporate Center, Malvern, Pennsylvania 19355, and our telephone number is (610) 651-4400. Our website address is www.pqcorp.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in our common stock.

The Offering

Common stock offered by us	shares.

Common stock outstanding after this offering	shares. For additional information regarding the impact of a change in the assumed initial public offering price on the number of shares outstanding after completion of this offering related to the conversion of our Class B Common Stock into our common stock, see “The Stock Split and Conversion.”

Option to purchase additional shares	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to an additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate the net proceeds to us from this offering will be approximately $ million, based on an assumed public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities and to pay related premiums, accrued and unpaid interest and expenses and to pay a fee to each of INEOS and an affiliate of Carlyle to terminate the consulting agreements. See “Use of Proceeds” for additional information. To the extent that the public offering price is lower than $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are lower than we have estimated, or our offering expenses are greater than we have estimated, the amount of the indebtedness that we will repay will be reduced. To the extent that the public offering price is higher than $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are higher than we have estimated, or our offering expenses are less than we have estimated, the amount of the indebtedness that we will repay will be increased.

Dividend Policy

We do not currently pay and do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, and will be at the sole discretion of the board of directors of PQ Holdings Inc., or our board of directors or our board, and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. See

“Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” and “Description of Capital Stock.”

Proposed stock exchange symbol	“PQH.”

Risk factors	See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after completion of this offering is based on shares outstanding as of September 30, 2013, which excludes:

•	shares of common stock reserved for issuance under our new equity incentive award plan, the 2014 Incentive Plan, or our 2014 Plan, which we plan to adopt in connection with this offering.

Unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of the option to purchase additional shares by the underwriters;

•	unvested shares of common stock and deferred stock units that are scheduled to vest upon satisfaction of certain earnings conditions or upon a change of control event and satisfaction of certain stockholder return conditions, as set forth in the applicable award agreement;

•	an initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	the filing of an amendment to our amended and restated certificate of incorporation prior to the pricing of this offering to give effect to the completion of the Class B Common Stock split and the common stock split;

•	the subsequent conversion of all outstanding shares of our Class B Common Stock into shares of our common stock, at a conversion rate equal to one plus the quotient obtained by dividing (i) $100.00 (to be adjusted to give effect to the Class B Common Stock split) by (ii) the price at which shares of common stock are to be sold to the public in this offering (assuming an initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), rounded down to the nearest whole share (with fractional shares paid in cash), which conversion will occur immediately prior to the closing of this offering; and

•	the filing of our second amended and restated certificate of incorporation and the adoption of our second amended and restated bylaws immediately prior to the closing of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding after giving effect to the conversion of our Class B Common Stock into our common stock assuming an offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the actual public offering price from the assumed offering price would decrease (increase) the number of shares outstanding after this offering by              shares. See “The Stock Split and Conversion.”

Summary Historical Audited and Unaudited Consolidated Financial Information

The following table sets forth our summary historical audited and unaudited consolidated financial information for the periods and dates indicated.

The balance sheet data as of September 30, 2013 and the statements of operations and cash flow data for the nine-month periods ended September 30, 2013 and 2012 have been derived from the unaudited interim consolidated financial statements of our business included elsewhere in this prospectus. The balance sheet data as of September 30, 2012 has been derived from the unaudited consolidated financial statements of our business not included in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period. The balance sheet data as of December 31, 2012 and 2011 and the statements of operations and cash flow data for the years ended December 31, 2012, 2011 and 2010 have been derived from the audited consolidated financial statements of our business included elsewhere in this prospectus. The balance sheet data as of December 31, 2010 has been derived from the unaudited consolidated financial statements of our business not included in this prospectus.

	Nine months ended September 30,		Year ended December 31,
	(unaudited)
	2013	2012	2012	2011	2010
	(dollars in thousands, except per share data)
Statement of operations data:
Sales	$835,800	$831,871	$1,084,782	$1,115,017	$1,087,888
Cost of goods sold	610,479	613,458	803,159	825,757	801,520

Gross profit	225,321	218,413	281,623	289,260	286,368
Selling, general and administrative expenses	83,660	83,077	112,138	123,737	117,796
Goodwill impairment charge	—	—	—	65,031	—
Other operating expense, net	35,788	29,564	42,261	56,123	49,056

Operating income	105,873	105,772	127,224	44,369	119,516
Equity in net income from affiliated companies, net	34,644	22,273	26,206	20,875	13,132
Interest expense	91,956	80,127	111,228	121,225	112,914
Debt extinguishment costs	14,595	605	20,063	2,290	—
Other (income) expense, net	4,800	59	(3,751)	5,466	11,294

Income (loss) before income taxes and noncontrolling interest	29,166	47,254	25,890	(63,737)	8,440
Provision (benefit) for income taxes	9,677	15,219	18,918	(355)	(4,672)

Net (loss) income	19,489	32,035	6,972	(63,382)	13,112
Less: net income attributable to the noncontrolling interest	1,181	1,266	1,788	1,976	1,579

Net income (loss) attributable to PQ Holdings Inc.	$18,308	$30,769	$5,184	$(65,358)	$11,533

	Nine months ended September 30,		Year ended December 31,
	(unaudited)
	2013	2012	2012	2011	2010
	(dollars in thousands, except per share data)
Earnings (loss) per share:
Basic
Class A
Class B
Diluted
Class A
Class B
Weighted average shares outstanding
Basic
Class A
Class B
Diluted
Class A
Class B

	Nine months ended September 30,				Year ended December 31,
	(unaudited)
	2013		2012		2012		2011		2010
	(dollars in thousands, except per share data)
Non-GAAP and other financial and operating data:
Adjusted EBITDA(1)		$230,346		$212,612		$268,684		$274,646		$253,798
Adjusted EBITDA margin(1)(2)		24.5%		23.6%		22.9%		22.6%		21.9%
Adjusted Net Income(1)		55,533		42,515		39,181		49,934		44,218
Adjusted EPS(1)(3):
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Maintenance capital expenditures(4)		$32,791		$30,191		$45,218		$49,532		$44,805
Expansion capital expenditures(4)		11,614		16,274		20,322		32,340		7,488
Total capital expenditures		44,405		46,465		65,540		81,872		52,293
Free cash flow(1)(5)		197,555		182,421		223,466		225,114		208,993

Cash flow data:
Net cash provided by (used in):
Operating activities		$70,208		$35,875		$84,971		$72,440		$62,330
Investing activities		(47,051)		(52,858)		(66,208)		(80,637)		(47,596)
Financing activities		(10,158)		(774)		(943)		(5,910)		(14,444)

Balance sheet data (at end of period):
Cash and cash equivalents		$135,713		$89,167		$124,451		$108,401		$125,979
Property, plant and equipment, net		488,003		493,417		496,242		488,588		485,926
Total assets		2,355,632		2,332,378		2,333,480		2,331,217		2,457,415
Total debt		1,793,112		1,773,268		1,781,449		1,765,525		1,757,072
Total stockholders’ equity		125,909		161,694		118,719		118,063		211,348

(1)

To supplement our financial information presented in accordance with U.S. GAAP, we use the following additional non-GAAP financial measures to clarify and enhance an understanding of past performance: EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and adjusted earnings per share, or

Adjusted EPS (which is Adjusted Net Income per share of our common stock calculated on both a basic and diluted basis). We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance. We further believe that these financial measures are useful financial metrics to assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business. We also believe that these financial measures provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use certain of these financial measures for business planning purposes and in measuring our performance relative to that of our competitors. The presentation of Adjusted EBITDA differs from that included in the credit agreement governing our senior secured credit facilities and the indenture governing the 2018 Notes, or the 2018 Notes Indenture, for purposes of covenant calculations. Adjusted EBITDA in this prospectus includes an adjustment for depreciation, amortization and interest of our 50% share of our Catalyst Joint Ventures, which are each accounted for under the equity method of accounting by PQ Holdings Inc.

EBITDA consists of net income (loss) attributable to PQ Holdings Inc. before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense, (ii) the impact of certain non-cash, nonrecurring or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance and (iii) certain unusual or nonrecurring items impacting results in a particular period. Adjusted Net Income consists of net income (loss) attributable to PQ Holdings Inc. adjusted for (i) non-operating income or expense, (ii) the impact of certain non-cash, nonrecurring or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance and (iii) certain unusual or nonrecurring items impacting results in a particular period. In the case of Adjusted EBITDA and Adjusted Net Income, we believe that making such adjustments provides investors meaningful information to understand our operating results and ability to analyze financial and business trends on a period-to-period basis.

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating income (loss), net income (loss), earnings per share or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	exclude certain impairments and adjustments for purchase accounting;

•	do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using these financial measures only supplementally.

In calculating EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS, we add back certain non-cash, nonrecurring and other items and make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Net Income, free cash flow and Adjusted EPS should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The following table reconciles net income (loss) attributable to PQ Holdings Inc. to EBITDA, Adjusted EBITDA and Adjusted Net Income for the periods presented:

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(dollars in thousands)
Net (loss) income attributable to PQ Holdings Inc.	$18,308	$30,769	$5,184	$(65,358)	$11,533
Provision (benefit) for income taxes	9,677	15,219	18,918	(355)	(4,672)
Interest expense, net	91,956	80,127	111,228	121,225	112,914
Depreciation and amortization(a)	69,189	72,158	96,009	100,608	98,825

EBITDA	$189,130	$198,273	$231,339	$156,120	$218,600

Asset impairment(b)	$948	$—	$—	$67,030	$4,215
Transaction-related costs(c)	4,394	235	533	7,917	5,540
Foreign currency exchange loss (gain)(d)	4,420	(1,140)	(3,843)	5,825	12,819
Management advisory fees(e)	3,750	6,000	7,500	6,962	5,000
Restructuring, integration and business optimization expenses(f)	3,577	2,295	5,644	5,865	2,581
Equity-based and other non-cash compensation	505	—	—	303	1,000
Debt extinguishment costs	14,595	605	20,063	2,290	—
Net loss (gain) on asset disposals(g)	282	389	787	2,243	(1,060)
Pension settlement loss and curtailment gain, net	—	—	—	6,477	—
Joint venture depreciation, amortization and interest(h)	3,991	2,593	3,348	3,234	2,513
Other(i)	4,754	3,362	3,313	10,380	2,590

Adjusted EBITDA	$230,346	$212,612	$268,684	$274,646	$253,798
Provision (benefit) for income taxes	(9,677)	(15,219)	(18,918)	355	4,672
Interest expense, net	(91,956)	(80,127)	(111,228)	(121,225)	(112,914)
Depreciation and amortization(a)	(69,189)	(72,158)	(96,009)	(100,608)	(98,825)
Joint venture depreciation, amortization and interest(h)	(3,991)	(2,593)	(3,348)	(3,234)	(2,513)

Adjusted Net Income	$55,533	$42,515	$39,181	$49,934	$44,218

(a)	Includes the annual amortization of the net purchase accounting fair value adjustments associated with the equity affiliate investment in Zeolyst International and consists primarily of intangible assets such as customer relationships and formulations and product technology.
(b)	Reflects a $2.0 million non-cash impairment charge and a $4.2 million non-cash impairment charge on property, plant and equipment during the fourth quarter of 2011 and 2010, respectively, and a $65.0 million non-cash goodwill impairment charge associated with the legal restructuring of the Specialty Glass Materials business. The $0.9 million adjustment in the nine-month period ended September 30, 2013 reflects an impairment of fixed assets at one of our locations.
(c)	Relates to transaction costs incurred for completed, pending and abandoned deals. For the nine-month period ended September 30, 2013, the amount primarily relates to a change in a liability of $4.3 million for potential multi-year UK tax benefits received as a result of the INEOS Silicas acquisition in July 2008. We are contractually obligated to make a payment on an annual basis based on our UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement. The change in this liability for the years ended December 31, 2012, 2011 and 2010 was $0.2 million, $0.9 million, and $0, respectively.
(d)	This adjustment is made to exclude the negative or positive transaction gains and losses of foreign currency in the income statement related to the non-permanent intercompany debt denominated in local currency translated to U.S. dollars.
(e)	Reflects management sponsor fees from our consulting agreements.
(f)	Relates to restructuring and integration costs, including severance costs, costs associated with plant closings and consolidation, relocation or integration costs and other nonrecurring business optimization and restructuring charges.
(g)	Reflects the gain/loss on any sale or disposal of long-lived assets.
(h)	This adjustment represents the Catalyst Joint Ventures depreciation, amortization and interest.
(i)	Relates primarily to environmental remediation charges ($1.8 million in the nine-month period ended September 30, 2013 and $0.9 million in the year ended December 31, 2012), defined benefit periodic pension cost ($2.3 million in nine-month period ended September 30, 2013 and $0.5 million in the year ended December 31, 2012), other transaction losses of foreign currency in the income statement ($0.9 million in the nine-month period ended September 30, 2013 and $2.0 million in the year ended December 31, 2012), non-cash LIFO adjustment (income of $0.7 million in the nine-month period ended September 30, 2013 and an expense of $0.3 million in the year ended December 31, 2012), Sarbanes-Oxley preparation fees, nonrecurring legal-related costs, capital taxes, asset retirement obligation accretion and other expenses.
(2)	Adjusted EBITDA margin is (a) Adjusted EBITDA divided by (b) our sales plus our proportionate share of the Catalyst Joint Venture sales.
(3)	Calculated on the basis of Adjusted Net Income and the historical weighted average shares outstanding for the relevant periods, as adjusted for the Class B Common Stock split and the common stock split that will become effective in connection with the filing of an amendment to our amended and restated certificate of incorporation, and the subsequent conversion of our Class B Common Stock into our common stock.
(4)	Maintenance capital expenditures include spending on maintenance of business, cost savings initiatives and health, safety and environmental initiatives. Expansion capital expenditures include spending to drive organic sales growth. These capital expenditures represent our “book” capital expenditures for which we have recorded, but not necessarily paid for the capital expenditures.
(5)	Free cash flow is defined as Adjusted EBITDA less maintenance capital expenditures.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition and cash flows could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The following is a summary of all the material risks known to us.

Risks Related to Our Business

As a global business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We have significant operations in many countries, including manufacturing sites, R&D facilities and sales personnel and customer support operations. Currently, we operate 63 manufacturing facilities across six continents. For the nine-month period ended September 30, 2013 and for the year ended December 31, 2012, our foreign subsidiaries accounted for 56% and 57% of our sales, respectively. Our operations are affected directly and indirectly by global regulatory, economic and political conditions, including:

•	new and different legal and regulatory requirements in local jurisdictions;

•	export duties or import quotas;

•	domestic and foreign customs and tariffs or other trade barriers;

•	potential difficulties in staffing and labor disputes;

•	managing and obtaining support and distribution for local operations;

•	increased costs of, and availability of, raw materials, transportation or shipping;

•	credit risk and financial condition of local customers and distributors;

•	potential difficulties in protecting intellectual property rights;

•	risk of nationalization of private enterprises by foreign governments;

•	potential imposition of restrictions on investments;

•	the imposition of withholding taxes or other taxes or royalties on our income, or the adoption of other restrictions on foreign trade or investment, including currency exchange controls;

•	capital controls;

•	potential difficulties in obtaining and enforcing legal judgments in jurisdictions outside the United States;

•	potential difficulties in obtaining and enforcing relief in the United States against parties located outside the United States;

•	difficulties in enforcing agreements and collecting receivables; and

•	local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

In addition, our facilities may be targets of terrorist activities that could result in full or partial disruption of the activities of such facilities. See “—The occurrence or threat of extraordinary events, including natural disasters and domestic and international terrorist attacks, may disrupt our operations and decrease demand for our products.”

Exchange rate fluctuations could adversely affect our results of operations and cash flows.

As a result of our international operations, for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012, we generated 56% and 57% of our sales, respectively, and incurred a significant portion of our expenses in currencies other than U.S. dollars. To the extent we are unable to match sales made in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our financial condition, results of operations or cash flows. Additionally, because our consolidated financial results are reported in dollars, if we generate sales or earnings in other currencies, the translation of those results into dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars even though a significant percentage of our cash flow is generated in foreign currencies. The main currencies to which we are exposed, besides the U.S. dollar, are the Euro, the British pound, the Canadian dollar, the Mexican peso, the Brazilian real, the Australian dollar and the Japanese yen. The exchange rates between these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future. In many cases, we sell exclusively in those jurisdictions and do not have the ability to mitigate our exposure to currency fluctuations through external means. In addition, currency fluctuations may affect the comparability of our results of operations and cash flows between financial periods.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations and cash flows. In the past, we have experienced economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Any future fluctuations may have a similar or greater impact on our business since we expect that the amount of our sales denominated in non-dollar currencies may increase in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

Our international operations require us to comply with anti-corruption laws, trade and export controls and regulations of the U.S. government and various international jurisdictions in which we do business.

Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act, or UKBA. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment, and requires us to maintain adequate record-keeping and internal accounting practices to accurately reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA and UKBA. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. In addition, we are subject to applicable export controls and economic sanctions laws and regulations imposed by the U.S. government and other countries. Changes in export controls or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, loss of export privileges as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could subject us to governmental investigations and adversely affect our reputation, business, financial condition and results of operations.

Alternative technology or other changes in our customers’ products may reduce or eliminate the need for our specialty chemicals, catalysts and engineered glass products.

Changes in our customers’ products or processes may enable our customers to reduce consumption of the specialty chemicals, catalysts and engineered glass products that we produce, or make our specialty chemicals, catalysts and engineered glass products unnecessary. Our customers may also pursue alternative technology that could eliminate the need for certain of our specialty chemicals, catalysts and engineered glass products. The potential development and implementation of new technology could seriously impair our ability to profitably market some of our products if we are unable to respond appropriately to such new developments. If we do not compete successfully, our business, financial condition and results of operations could be adversely affected. For example, over the last five years, customers in the detergent industry have significantly reduced their usage of zeolites. As a result, our sales of zeolite have declined from 16% of our sales in the year ended December 31, 2009 to 8% of our sales in the nine-month period ended September 30, 2013 and 9% of our sales for the year ended December 31, 2012.

Our new product development and R&D efforts may not succeed and our competitors may develop more effective or successful products.

The specialty chemicals, catalysts and engineered glass products industries are subject to periodic technological changes and ongoing product improvements. In order to maintain our margins and remain competitive, we must successfully develop, manufacture and market new or improved products. As a result, we must commit substantial resources each year to new product development and R&D. Ongoing investments in new product development and R&D for future products could result in higher costs without a proportional increase in revenues. Additionally, for any new product program, there is a risk of technical or market failure in which case we may not be able to develop the new commercial products needed to maintain our competitive position or we may need to commit additional resources to new product development programs. Moreover, new products may have lower margins than the products they replace.

We also expect competition to increase as our competitors develop and introduce new and enhanced products. As new products enter the market, our products may become obsolete or competitors’ products may be marketed more effectively than our products. If we fail to develop new products, maintain or improve our margins with our new products or keep pace with technological developments, our business, financial condition, results of operations and cash flows will suffer. In addition, there can be no assurance that new products will successfully attract end-users.

If we are unable to pass on increases in raw material prices, including natural gas, or to retain or replace our key suppliers, our results of operations and cash flows may be negatively affected.

To produce chemicals and engineered glass products, we purchase significant amounts of raw materials, such as sodium carbonate, or soda ash, cullet, industrial sand, aluminum trihydrate, or ATH, and sodium hydroxide (commonly known as caustic soda), and purchase significant amounts of natural gas to supply the energy required in our production process. The cost of these raw materials, in the aggregate, represents a substantial portion of our operating expenses. Our results of operations have been and could in the future be significantly affected by increases in these costs. In addition, if any of the raw materials that we use become unavailable within the geographic area from which they are now sourced, then we may not be able to obtain suitable and cost-effective substitutes. Any interruption of supply or any price increase of raw materials could adversely affect our profitability.

We purchase certain of our North American soda ash requirements through long-term supply contracts and have historically been able to mitigate exposure to increases in market pricing. As these contracts expire, we cannot provide assurance that we will be able to renegotiate or enter into new supply contracts that will offer protection from market fluctuations or be on terms that are satisfactory to us. Other than with natural gas, we typically do not enter into any long-term forward contracts to hedge raw material price risks that we face. In the event of future price increases in soda ash or any of the other raw materials necessary to produce our basic chemicals, we may not be able to match raw material price increases with corresponding product price increases. Although in the past we have entered into long-term supply contracts for certain of our raw materials, we cannot provide assurance that in the future we will enter into such contracts or that any such contracts will be on favorable terms or will adequately protect us against increases in the costs of raw materials.

While we attempt to match raw material price increases with corresponding product price increases, our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon our contractual arrangements and market conditions. There may be periods of time during which we are not able to recover increases in the cost of raw materials due to our contractual arrangements or to weakness in demand for, or oversupply of, our products. Specifically, timing differences in pricing between raw material prices, which may change daily, and product prices, which in many cases are negotiated only quarterly or less often, sometimes with an additional lag in effective dates for increases, have had and may continue to have a negative effect on profitability. Even in periods during which raw material prices decline, we may suffer decreasing profits if raw material price reductions occur at a slower rate than decreases in the selling prices of our products. In addition, when raw material costs decrease, customers may seek relief in the form of lower sales prices. Furthermore, some of our customers in our Performance Chemicals business may take advantage of fluctuating prices by building inventories when they expect product prices to increase and reducing inventories when they expect product prices to decrease. Further, volatility in costs and pricing can result in commercial disputes with customers and suppliers with respect to interpretations of complex contractual arrangements. Significant adverse resolution of any such disputes could also reduce our profitability.

We also obtain a significant portion of our raw materials from certain key suppliers. If any of these suppliers is unable to meet its obligations under current supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials and we may not be able to increase prices for our finished products.

In addition, we purchase significant amounts of natural gas to supply the energy required in our production processes for our products. Historically, the cost of natural gas has fluctuated significantly, and our results of operations have been affected by these increases. We have attempted to mitigate our exposure to energy price volatility by implementing a hedging program in the United States, and entering into forward purchases in the United States, Canada, Europe and other parts of the world; however, we cannot provide assurance that our hedging strategy will be successful. If energy prices rise, our profitability could be adversely affected.

We face substantial competition in the markets in which we operate.

Some of the markets in which we operate for the Performance Chemicals, Catalysts and Specialty Glass Materials businesses are highly competitive, and this competition could harm our business and our corresponding results of operations, cash flows and financial condition. The markets in Europe and certain Asia-Pacific regions are particularly competitive due to the number of regional competitors. In the Catalysts business, we compete against large international producers as well. We believe that the most significant competitive factors for these products are quality, know-how and selling price. We could be subject to adverse results caused by our competitors’ pricing decisions. In addition, current and future consolidation among our competitors and customers may cause us to lose market share as well as put downward pressure on pricing. In addition, some of our competitors may have greater financial, technical and marketing resources than we do and/or may have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within the industries in which we compete and throughout the economy as a whole. As the markets for our products expand, we expect that existing competitors may commit more resources to the markets in which we participate. We may not be able to compete effectively in these various areas in the future and our competitive position and results of operations may suffer as a result.

In the Performance Chemicals business, our competitors range from large international companies, such as OxyChem and W.R. Grace, to a large number of smaller regional companies of varying sizes. In the Catalysts business, our competitors include Clariant, Tosoh and W.R. Grace. In the Specialty Glass Materials business, our competitors include Sovitec and Swarco, among others.

Reductions in transportation safety spending or taxes earmarked for transportation safety spending could result in a decline in our sales.

Approximately 15% and 15% of our sales for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012, respectively, were derived from transportation safety products. Sales of our Specialty Glass Materials products to the transportation safety end-uses are in part dependent upon federal, state, local and foreign government budgets. A decrease in or termination of governmental budgeting for new transportation safety programs or a significant decrease in the use of our materials in any new transportation safety projects could have an adverse effect on our business, financial condition, results of operations or cash flows by decreasing the profitability of our Specialty Glass Materials business.

Demand for some of our products is seasonal and we may experience prolonged depressed market conditions for our products.

Our Specialty Glass Materials business, which accounted for 26% and 26% of our sales for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012, respectively, typically experiences seasonal fluctuations in sales and profitability, with generally lower sales and profit in the first and fourth quarters of our fiscal year. This seasonality is due to the fact that highway striping projects typically occur during warmer weather months. As a result, our working capital requirements tend to be higher in the first and fourth quarter and, accordingly, can adversely affect our liquidity and cash flow. In addition, sales in our Performance Chemicals and Catalysts businesses, which accounted for 74% and 74% of our sales for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012, respectively, reflect the general cyclical patterns of the industries for the end users of our chemical and catalysts products.

Sales of certain of our products, including a substantial portion of our Performance Chemicals and Catalysts businesses, are dependent upon the continued demand from a number of key customers. In general, downturns in economic conditions can cause fluctuations in demand for our and our customers’ products, product prices, volumes and margins.

If we lose certain key personnel or are unable to hire additional qualified personnel, our business could be adversely affected because we may not be able to execute our business strategy.

Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, research, production and distribution and, in particular, upon the efforts and abilities of our key officers. Although we believe that we are currently adequately staffed in key positions, we cannot provide assurance that we will be able to retain such personnel on acceptable terms or at all. If we lose the service of any of our key officers, we may not be able to hire replacements with the same level of industry experience and knowledge necessary to execute our business strategy, which in turn could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our expansion projects may result in significant expenditures before generating any revenues, or may never generate revenues, which may materially and adversely affect our ability to implement our business strategy.

We have made and continue to make significant investments in each of our businesses. We intend to pursue projects in these businesses which we estimate may require the expenditure of $200 million or more over the next three years, including our proportionate share of investments made by our Catalyst Joint Ventures. These projects require us to commit significant capital to, among other things, implement engineering plans and obtain the necessary permits, before we generate revenues related to the investments in these businesses. The projects may take longer to complete and require additional unanticipated expenditures, and may never generate profits. If we fail to recover our investment or the projects are never profitable, this may materially and adversely affect our ability to implement our business strategy.

We may be liable for damages based on product liability claims brought against us and customers in our end-use products or for costs associated with recalls of our or our customers’ products.

The sale of our products involves the risk of product liability claims or voluntary or government-ordered product recalls. Certain of our products provide critical performance functions to our customers’ end-products. Some of our products are used in and around other chemical manufacturing facilities, highways, airports and other locations where personal injury or property damage may occur. Some of our products are used in beverage, personal care and medicinal applications. There can be no assurance that our products will not be the subject of product liability claims or suits or that we or our customers will not be subject to a voluntary or government-ordered product recall. If one of our or our customers’ products is the subject of a recall, we may incur significant costs and reputational damage and suffer loss of customers as a result. In addition, if a person brings a product liability claim or suit against one of our customers, this customer may attempt to seek contribution from us. A product recall or successful product liability claim or series of claims against us in excess of our insurance coverage for which we are not otherwise indemnified could have an adverse effect on our business, financial condition, results of operations or cash flows.

Certain of our businesses are subject to government regulation, and could be adversely affected by future governmental regulation.

In order to obtain regulatory approval of certain of our new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time-consuming and subject to unanticipated and significant delays. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate sales from those products, and could have an adverse effect on our business, financial condition, results of operations or cash flows.

Our products, including the raw materials we handle, are subject to rigorous industrial hygiene regulations and investigation. There is a risk that a key raw material, chemical or substance or one of the end products of which our products are a part may be recharacterized as having a toxicological or health-related impact on the environment or on our customers or employees. Industrial hygiene regulations are continually strengthened and if such recharacterization occurred, the relevant raw material, chemical or product may be banned or we may incur increased costs in order to comply with new requirements. Changes in industrial hygiene regulations also affect the marketability of certain of our products, and future regulatory changes may have a material adverse effect on our business.

New laws and regulations, and changes in existing laws and regulations, may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, as discussed in more detail in “Business—Environmental Regulations,” we may be materially impacted by the European Union, or the EU, regulation “Registration, Evaluation, Authorisation and Restriction of Chemical Substances.” If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, we benefit from certain trade protections, including antidumping protection. If we were to lose these protections, our results of operations could be adversely affected.

Environmental, health and safety matters could require material expenditures and changes in our operations.

We are subject to local, state, federal and foreign environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to land and water, and the generation, handling, treatment and disposal of, or exposure to, hazardous substances and wastes. Our facilities typically require operating permits that are subject to renewal. Compliance with environmental laws and regulations may require us to make significant site or operational modifications at substantial cost. Environmental laws and regulations are complex, and both the laws and regulations and the interpretation thereof change frequently and have tended to become more stringent over time. We cannot provide assurance that we have been, or will be at all times, in compliance with all of these requirements and that the resolution of these environmental matters will not have a material adverse effect on our results of operations, financial condition and cash flows in any given period.

Non-compliance with, or claims arising under, environmental laws and regulations could subject us to material liabilities, such as fines, damages, criminal or civil sanctions, investigation and remediation costs, and/or result in interruptions in our operations. We are involved from time to time in administrative or legal proceedings relating to environmental matters. See “Business—Legal Proceedings.”

Under certain environmental laws, liability for the cleanup of contaminated sites can be imposed retroactively and on a joint and several basis. We could be held responsible for all cleanup costs at a site, whether currently or formerly owned or operated, and regardless of fault, knowledge, timing or cause of the contamination. In addition, we may face liability for personal injury, property damage, and natural resource damage resulting from environmental conditions attributable to us. The discovery of currently unknown contaminants or the imposition of additional cleanup obligations at these or other properties, including third-party waste disposal sites, could result in significant liabilities. Such environmental liabilities attached to our properties or for which we are otherwise responsible could have a material adverse effect on our results of operations or financial condition. For further discussion of these and other issues, see “Business—Environmental Regulations.”

Existing and proposed regulations to address climate change by limiting greenhouse gas emissions may cause us to incur significant additional operating and capital expenses.

Certain of our operations result in emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane. Growing concern about the sources and impacts of global climate change has led to a number of national and supranational legislative and administrative measures, both proposed and enacted, to monitor, regulate and limit carbon dioxide and other GHG emissions. In the EU, our emissions are regulated under the EU Emissions Trading System, or EU ETS, an EU-wide trading scheme for industrial GHG emissions. The EU ETS is anticipated to become progressively more stringent over time, including by reducing the number of allowances to emit GHGs that EU member states will allocate without charge to industrial facilities. Such measures could result in increased costs for us to (i) operate and maintain our facilities, (ii) install new emission controls, (iii) purchase or otherwise obtain allowances to emit GHGs and (iv) administer and manage our GHG emissions program. The EU has announced its unilateral commitment to reduce overall GHG emissions from its member states by 20% compared to 1990 levels, by 2020.

In the United States, we are required, as of January 2010, to monitor and report to the U.S. Environmental Protection Agency, or the EPA, annual GHG emissions from certain of our U.S. facilities. In addition, the EPA is moving forward with efforts to regulate GHG emissions under the Clean Air Act, or the CAA, and other existing legislation as comprehensive climate change legislation has not yet been enacted by Congress. The EPA promulgated regulations which, as of January 2011, subject the GHG emissions of certain newly constructed or modified facilities to pre-construction and operating program requirements. Pursuant to these requirements, newly constructed or modified facilities with the potential to emit certain quantities of GHGs are required to implement “best available control technology,” which could include carbon efficiency standards, GHG emission concentration limits, specific technology requirements or other measures. In addition, the EPA is in the process of developing “new source performance standards” for GHG emissions under section 111 of the CAA. It is noteworthy that a new source performance standard for power plants was proposed in September 2013, but a bill was introduced in Congress in October 2013 that would repeal the proposed rule and would impose restrictions on any new GHG rule for power plants. The bill, if enacted into law, would restrict the EPA’s ability to regulate GHGs under the CAA. In addition, the EPA’s authority to regulate GHG emissions from automobiles has been upheld, but its authority to regulate GHGs from stationary sources will be reviewed in 2014 by the U.S. Supreme Court. Therefore, the EPA’s continued implementation of GHG regulations is clouded by legislative and judicial challenges. In light of these challenges to the EPA action, and given that the EPA is engaged in additional GHG rulemakings, significant uncertainty exists as to how GHG regulations will in the future impact large stationary sources, such as our facilities in the United States, and what costs or operational changes these regulations may require. We continue to monitor the situation closely.

At the international level, in December 2009, more than 114 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce GHG emissions. The international community is continuing to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. When the first period of the 1997 Kyoto Protocol expired in 2012, the parties to the Kyoto Protocol adopted the Doha Amendment to the Kyoto Protocol, or the Doha Amendment, which provides for a second period of commitment from 2013 to 2020 to reduce GHG emissions. The Doha Amendment also revised the list of reportable GHGs. Although we believe it is likely that GHG emissions will continue to be regulated in the United States and other countries (in addition to the EU) in the future, we cannot yet predict the form such regulation will take (such as a cap-and-trade program, technology mandate, emissions tax or other regulatory mechanism) or, consequently, estimate any costs that we may be required to incur in respect of such requirements, for example, to install emissions control equipment, purchase emissions allowances, administer and manage our GHG emissions program, or address other regulatory obligations. Such requirements could also adversely affect our energy supply, or the costs (and types) of raw materials we use for fuel. Regulations controlling or limiting GHG emissions could have a material adverse impact on our business, financial condition or results of operations, including by reducing demand for our products.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the operation of our business or our manufacturing process and the related use, storage and transportation of raw materials, products and wastes in or from our manufacturing sites or our distribution centers. While we have purchased what we deem to be adequate limits of coverage and broadly worded policies, our coverage is subject to limitations, including higher self-insured retentions or deductibles and maximum limits and liabilities covered. Notwithstanding diligent efforts to successfully procure specialty coverage for environmental liability and remediation, we may incur losses beyond the limits or outside the terms of coverage of our insurance policies, including liabilities for environmental remediation. In addition, from time to time, various types of insurance for companies in the specialty chemicals, catalysts and engineered glass products industry have not been available on commercially acceptable terms or, in some cases, at all. We are potentially at additional risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. In the future, we may not be able to obtain coverage at current levels, if at all, and our premiums may increase significantly on coverage that we maintain.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers.

Our credit procedures and policies may not be adequate to minimize or mitigate customer credit risk. Our customers may experience financial difficulties, including bankruptcies, restructurings and liquidations. These and other financial problems that may be experienced by our customers, as well as potential financial weakness in our industry, may increase our risk in extending trade credit to customers. A significant adverse change in a customer relationship or in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect accounts receivable from that customer, all of which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications.

Our products provide important performance attributes to our customers’ products. If a product fails to perform in a manner consistent with quality specifications or has a shorter useful life than guaranteed, a customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as guaranteed. A successful claim or series of claims against us could cause reputational harm and have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

We may engage in strategic acquisitions or dispositions of certain assets and/or businesses that could affect our business, results of operations, financial condition and liquidity.

We may selectively pursue complementary acquisitions and joint ventures, each of which inherently involves a number of risks and presents financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty with integration of personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

We may also opportunistically pursue dispositions of certain assets and/or businesses, which may involve material amounts of assets or lines of business, and adversely affect our results of operations, financial condition and liquidity. If any such dispositions were to occur, under the terms of the credit agreement governing our senior secured credit facilities, we may be required to apply the proceeds of the sale to repay any borrowings under our senior secured credit facilities and/or the 2018 Notes.

Our joint ventures may not operate according to their business plans if our partners fail to fulfill their obligations, or differences in views among our joint venture participants may result in delayed decisions or failures to agree on major issues, which may adversely affect our results of operations and may force us to dedicate additional resources to these joint ventures.

We currently participate in a number of joint ventures and may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our results of operations may be adversely affected and we may be required to increase the level of our commitment to the joint venture. Also, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. If these differences cause the joint ventures to deviate from their business plans, our results of operations could be adversely affected. For example, we do not control any of the joint ventures within the Catalyst Joint Ventures and cannot unilaterally undertake strategies, plans, goals and operations of the Catalyst Joint Ventures or determine when they will make cash distributions to us even though our proportionate interest in the Catalyst Joint Ventures’ results of operations are reflected in our non-GAAP financial measures. Differences in views among joint venture participants and our inability to unilaterally implement sales and productions strategies or determine cash distributions from our joint ventures may significantly impact short-term and longer term financial results, financial condition and the value of our common stock.

Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods, compounds and other technologies is important to our business. We depend upon our ability to develop and protect our intellectual property rights to distinguish our products from those of our competitors. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on a combination of patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. As of December 31, 2013, we owned approximately 85 patented inventions, with approximately 314 patents issued in countries around the world and approximately 164 patent applications pending worldwide covering an additional 24 inventions. Some of these patents are licensed to others. In addition, we have acquired the rights under patents and inventions of others through licenses.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position, which may not provide us with complete protection against competitors. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property rights, there can be no assurances that:

(1)	our confidentiality agreements will not be breached,

(2)	they will provide meaningful protection for our trade secrets or proprietary know-how, or

(3)	adequate remedies will be available in the event of an unauthorized use or disclosure of these trade secrets and know-how.

In addition, there can be no assurances that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

Measures taken by us to protect these assets and rights may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise. In addition, our patents may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot provide assurance that any pending patent application filed by us will result in an issued patent or, if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

Although it is our policy and intention not to infringe valid patents, in the future our processes, apparatuses, technology, proprietary manufacturing expertise, methods, compounds and products may inadvertently infringe on issued patents or other intellectual property rights of others. For example, our products or our technology may unintentionally be subject to filed patent applications by third parties that cover our products or technology. If patents are subsequently issued on these applications or if patents that cover our products or technology are already in existence, we may be liable for infringement. We may also be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. If we were to discover that our processes, apparatuses, technology, proprietary manufacturing expertise, methods, compounds or products infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully or at an acceptable cost. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may need to recognize additional impairment charges related to goodwill, identified intangible assets and fixed assets.

We are required to test goodwill and any other intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate indefinite-lived intangible assets and fixed assets for impairment if there are indicators of a possible impairment. For example, during the second quarter of 2011, we recorded a non-cash goodwill impairment charge of $65.0 million. The charge was associated with the legal restructuring of the Specialty Glass Materials business that was implemented in order to establish a separate capital structure for the business in preparation of marketing the business for sale. While the operations of the Specialty Glass Materials business remained profitable, the impairment charge was a result of a two-step quantitative assessment of the reporting unit. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The amount of the goodwill impairment was calculated by comparing the implied fair value of our Specialty Glass Materials business’ goodwill with the carrying amount of that goodwill.

There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or in our financial performance and/or future outlook, the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our results of operations and financial position.

Our ability to utilize our net operating losses is uncertain.

As of December 31, 2012, we had $241.1 million of net operating losses for U.S. federal income tax purposes. Our ability to utilize these net operating losses to offset future income tax liabilities depends on our future financial performance and our future taxable income. In addition, while our utilization of these net operating losses is currently not limited under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and while we do not expect this offering to result in such a limitation, subsequent events (including sales of stock by large stockholders after this offering) may result in such a limitation.

Losses and damages in connection with information technology risks could adversely affect our operations.

Our operations materially depend on a complex, worldwide and highly available information technology infrastructure with integrated processes. The networks and data centers we use are subject to damage by material events such as major disruption to public infrastructure (in particular power outages, cyber or terrorist attacks, fires, etc.). Despite various disaster recovery plans, such an event could cause material disruptions in our operations.

The broad use of information technology systems has increased the risk of unauthorized access to confidential data (such as customer information, strategic projects and product formulas) and the risk of destruction or manipulation of material data by employees or third parties. Although we have introduced many security measures (like firewalls and information technology security policies), we cannot ensure that these measures offer the appropriate level of security.

The occurrence or threat of extraordinary events, including natural disasters and domestic and international terrorist attacks, may disrupt our operations and decrease demand for our products.

Natural disasters and other weather-related disruptions and domestic and international terrorist attacks would affect our ability to sell to our customers by impacting many of our customers and our suppliers of certain raw materials, which would have an adverse impact on volume and cost for some of our products. If tornadoes or other natural disasters or terrorist attacks occur in the future near our sites, they could negatively affect the results of operations in the affected regions, as well as have adverse impacts on the global economy.

We depend on good relations with our workforce, and any significant disruptions could adversely affect our operations.

As of January 8, 2014, we had 2,418 employees. Approximately 40% of our employees are unionized or represented by a workers council. In addition, a large number of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, many of our employees in Europe are represented by workers councils that must approve any changes in conditions of employment, including salaries and benefits and staff changes, and may impede efforts to restructure our workforce. Although we believe that we have a good working relationship with our employees, a strike, work stoppage or slowdown by our employees or significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

We have unfunded and underfunded pension plan liabilities. We will require current and future operating cash flow to fund these shortfalls. We have no assurance that we will generate sufficient cash flow to satisfy these obligations.

We maintain defined benefit pension plans covering employees who meet age and service requirements. While some of our plans have been frozen, our net pension liability and cost is materially affected by the discount rate used to measure pension obligations, the longevity and actuarial profile of our workforce, the level of plan assets available to fund those obligations and the actual and expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change in the expected rate of return on plan assets. Assets available to fund the pension benefit obligation of the U.S. advance-funded pension plans at December 31, 2012 were approximately $189.4 million, or approximately $91.4 million less than the measured pension benefit obligation on a U.S. GAAP basis. In addition, any changes in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following years. Similarly, changes in the expected return on plan assets can result in significant changes in the net periodic pension cost in the following years.

We are subject to certain risks related to litigation filed by or against us, as well as administrative and regulatory proceedings, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other administrative and regulatory proceedings filed by or against us, including remedies or damage awards, and adverse results in any litigation and other administrative and regulatory proceedings may materially harm our business. Litigation and other administrative and regulatory proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, environmental, health and safety, joint venture agreements, labor and employment, domestic and foreign antitrust matters or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or from our products could result in significant liability for us. Adverse outcomes could have a material adverse effect on our business.

We may not realize the benefits we expect from our continuing restructuring and cost savings programs.

In 2007, we began a number of projects aimed at reducing costs by restructuring our operations. Our ability to achieve the planned cost savings is dependent upon a significant number of factors, some of which may be beyond our control. In addition, our anticipated cost savings are based upon assumptions about our ability to implement these measures in a timely fashion and within certain cost parameters. If one or more of our underlying assumptions regarding these projects proves to have been incorrect, these efforts could lead to substantially higher restructuring costs than planned and we may not be able to realize fully, or realize in the anticipated timeframe, the expected benefits from our restructuring and cost savings programs. Furthermore, pricing pressure from our customers or competitors or other variables may deprive us of some of the benefits from the programs that, in the calculation of Adjusted EBITDA, Adjusted Net Income and Adjusted EPS, we have assumed that we will be able to retain. Also, cost efficiencies from improved production processes may not be sustainable due to changes in customer needs, environmental laws, availability of raw materials, energy costs or other cost variables.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur additional legal, accounting and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the SEC and the stock exchange on which our common stock is listed, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

Furthermore, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our common stock could decline and we could be subject to potential delisting by the stock exchange on which our stock is listed and review by such exchange, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our stockholders could lose confidence in our financial reporting, which would harm our business and the market price of our common stock.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo, or the DRC, and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts this year, with initial disclosure requirements beginning in 2015 at the earliest. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Conversely, we will be required to make similar certifications to our suppliers. If we are unable or fail to make the requisite certifications, our suppliers may terminate their relationship with us. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations with respect to our indebtedness.

As of September 30, 2013, after giving effect to this offering and the use of proceeds therefrom as set forth under the heading “Use of Proceeds,” we would have had approximately $        million of indebtedness on a consolidated basis, including $        million of the 2018 Notes and $        million of the term loan facility. In addition, we had $144.1 million in borrowing capacity available under our revolving credit facility, after giving effect to $5.9 million of outstanding letters of credit.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	require us to dedicate a substantial portion of our annual cash flow for the next several years to the payment of interest on our indebtedness;

•	expose us to the risk of increased interest rates as, over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates;

•	place us at a competitive disadvantage compared to certain of our competitors who have less debt;

•	hinder our ability to adjust rapidly to changing market conditions;

•	limit our ability to secure adequate bank financing in the future with reasonable terms and conditions; and

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, a potential downturn in general economic conditions or in one or more of our businesses.

In addition, the 2018 Notes Indenture and the credit agreement governing our senior secured credit facilities contain affirmative and negative covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels and restrictive covenants, we and our subsidiaries may incur additional indebtedness or we may pay dividends in the future. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may incur significant additional indebtedness in the future under the agreements governing our indebtedness. Although the 2018 Notes Indenture and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of thresholds, qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions also will not prevent us from incurring obligations that, although preferential to our common stock in terms of payment, do not constitute indebtedness. As of September 30, 2013, we had $144.1 million of additional borrowing capacity under our revolving credit facility, after giving effect to $5.9 million of outstanding letters of credit.

In addition, if new debt is added to our and/or our subsidiaries’ debt levels, the related risks that we now face as a result of our leverage would intensify. See “Management’s Discussion and Analysis of Financial Condition and Results of Analysis—Financial Condition, Liquidity and Capital Resources.”

To service our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

Our operations are conducted through our subsidiaries and our ability to make cash payments on our indebtedness and to fund planned capital expenditures will depend on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries is obligated to make funds available to us for payment on our indebtedness. Further, the terms of the instruments governing our indebtedness significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Our ability to make cash payments on and to refinance our indebtedness, to fund planned capital expenditures and to meet other cash requirements will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity. We intend to use the net proceeds of this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds.” We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. Our indebtedness will restrict our ability to sell assets and our use of the proceeds from such sales.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable or unwilling to fund borrowings under their credit commitments or we are unable to borrow, it could negatively impact our business.

During periods of volatile credit markets, there is risk that any lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to extending credit up to the maximum permitted by a credit facility. If our lenders are unable or unwilling to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult in such environments to obtain sufficient liquidity to meet our operational needs.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe our cash and cash equivalents, together with cash we expect to generate from operations and availability under our revolving credit facility, provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively.

If we are unable to obtain capital on commercially reasonable terms, it could:

•	reduce funds available to us for purposes such as working capital, capital expenditures, R&D, strategic acquisitions and other general corporate purposes;

•	restrict our ability to introduce new products or exploit business opportunities;

•	increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and

•	place us at a competitive disadvantage.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could have a material adverse effect on our financial position, results of operations and cash flows.

Difficult global economic conditions, including concerns about sovereign debt and significant volatility in the capital, credit and commodities markets, could have a material adverse effect on our financial position, results of operations and cash flows. These global economic factors, combined with low levels of business and consumer confidence and high levels of unemployment, have precipitated a slow recovery from the global recession and concern about a return to recessionary conditions. The difficult conditions in these markets and the overall economy affect our business in a number of ways. For example:

•	as a result of the volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our financial position, results of operations and cash flows;

•	under difficult market conditions there can be no assurance that borrowings under our revolving credit facility would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all;

•	in order to respond to market conditions, we may need to seek waivers from various provisions in our senior secured credit facilities, and in such case, there can be no assurance that we can obtain such waivers at a reasonable cost, if at all;

•	market conditions could cause the counterparties to the derivative financial instruments we may use to hedge our exposure to interest rate, commodity or currency fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly; and

•	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

In general, downturns in economic conditions can cause fluctuations in demand for our and our customers’ products, product prices, volumes and margins. Future economic conditions may not be favorable to our industry and future growth in demand for our products, if any, may not be sufficient to alleviate any existing or future conditions of excess industry capacity. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could have a material adverse effect on our financial condition and results of operations and could also result in impairments of certain of our assets. We do not know if market conditions or the state of the overall economy will improve in the near future. We cannot provide assurance that a continuation of current economic conditions or a further economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our results of operations.

Our debt obligations may limit our flexibility in managing our business.

The 2018 Notes Indenture and the credit agreement governing our senior secured credit facilities require us to comply with a number of customary financial and other covenants, such as maintaining leverage ratios in certain situations and maintaining insurance coverage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt.” These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default on the 2018 Notes Indenture, the credit agreement governing our senior secured credit facilities or other debt instruments, our financial condition would be adversely affected.

Risks Related to this Offering and Ownership of our Common Stock

Because a significant portion of our operations is conducted through our subsidiaries and joint ventures, we are largely dependent on our receipt of distributions and dividends or other payments from our subsidiaries and joint ventures for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

A significant portion of our operations is conducted through our subsidiaries and joint ventures. As a result, our ability to service our debt or to make future dividend payments, if any, is largely dependent on the earnings of our subsidiaries and joint ventures and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries and joint ventures will be contingent upon our subsidiaries’ or joint ventures’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the credit agreement governing our senior secured credit facilities and the 2018 Notes Indenture significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. In addition, there may be significant tax and other legal restrictions on the ability of foreign subsidiaries or joint ventures to remit money to us.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange on which we list our common stock or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares of common stock at or above the price you paid for your shares of common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	the failure of research analysts to cover our common stock;

•	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the impact on our profitability temporarily caused by the time lag between when we experience cost increases until these increases flow through cost of sales because of our method of accounting for inventory, or the impact from our inability to pass on such price increases to our customers;

•	material litigations or government investigations;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of common stock by us, affiliates of Carlyle or INEOS or members of our management team;

•	termination or expiration of lock-up agreements with our management team and principal stockholders;

•	the granting of common stock and stock options;

•	volume of trading in our common stock; and

•	the realization of any risks described under this “Risk Factors” section.

In addition, in the past six years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2015. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of common stock could decline and we could be subject to sanctions or investigations by the stock exchange on which we list our common stock, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock, and could adversely affect our ability to access the capital markets.

We are controlled by Carlyle and INEOS, whose interests in our business may be different than yours.

As of September 30, 2013, affiliates of Carlyle and INEOS owned 50.6% and 33.7%, respectively, of our common stock on a fully diluted basis and are able to control our affairs in all cases. Following this offering, affiliates of Carlyle and INEOS will continue to own approximately     % and     % of our common stock, respectively (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). Pursuant to an amended and restated stockholders agreement, a majority of our board of directors will be designated by affiliates of Carlyle and INEOS. See “Certain Relationships and Related Party Transactions.” As a result, affiliates of Carlyle and INEOS or their respective designees to our board of directors will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets and other extraordinary transactions and influence amendments to our certificate of incorporation and bylaws. So long as affiliates of Carlyle and INEOS collectively continue to own a majority of our common stock, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires stockholder approval regardless of whether other stockholders believe the transaction is in our best interests. In any of these matters, the interests of Carlyle and INEOS may differ from or conflict with your interests. Moreover, this concentration of stock ownership may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder. In addition, we have historically paid each of INEOS and an affiliate of Carlyle an annual fee for certain advisory and consulting services pursuant to consulting agreements. See “Certain Relationships and Related Party Transactions.” We will pay INEOS and an affiliate of Carlyle a fee to terminate the consulting agreements in connection with the consummation of this offering. In addition, Carlyle and INEOS are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential suppliers or customers of our company. Carlyle or INEOS may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. However, the payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Our senior secured credit facilities and the 2018 Notes Indenture also effectively limit our ability to pay dividends. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock.

You may suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At an offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you may incur immediate and substantial dilution in the amount of $             per share. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock if any are granted in the future, and the issuance and vesting of restricted stock or other equity awards under our existing or future stock incentive plans.

Provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Following this offering, we anticipate our second amended and restated certificate of incorporation and second amended and restated bylaws will contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance, without stockholder approval, of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	grant to our board of directors the sole power to set the number of directors and to fill any vacancy or newly created directorship on our board of directors;

•	limit the ability of stockholders to remove directors only “for cause” if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock and require any such removal to be approved by holders of at least two-thirds of the outstanding shares of our common stock;

•	prohibit our stockholders from calling a special meeting of stockholders if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock;

•	provide that our board of directors is expressly authorized to adopt, amend, alter or repeal our bylaws;

•	establish advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at a meeting of our stockholders;

•	establish a classified board of directors, with three staggered terms; and

•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock.

In addition, we expect to opt out of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which, subject to some exceptions, prohibits business combinations between a Delaware corporation and an interested stockholder, which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company and may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage proxy contests, make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Future sales of our common stock in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We and our stockholders may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions. After the consummation of this offering, we will have                 shares of common stock authorized and                 shares of common stock outstanding. This number includes                 shares of common stock that we are selling in this offering, which may be resold immediately in the public market. Of the remaining shares,                 , or     % of our total outstanding shares, are restricted from immediate resale under the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of                     , is 180 days after the date of this prospectus, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including sales pursuant to Carlyle’s and INEOS’ registration rights, sales by members of management and shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. See “Certain Relationships and Related Party Transactions” and “Shares Eligible for Future Sale.”

We are a “controlled company” within the meaning of the rules of the stock exchange on which we list our common stock and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, we expect affiliates of Carlyle and INEOS will collectively continue to own a majority in voting power of the outstanding shares of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the stock exchange on which we list our common stock. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of such company’s board of directors consist of independent directors;

•	the requirement that such company have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that such company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of such company’s nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions if we continue to qualify as a “controlled company.” If we do utilize the exemption, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the stock exchange on which we list our common stock.

FORWARD-LOOKING STATEMENTS

Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include:

•	local business risks in different countries;

•	exchange rate fluctuations;

•	compliance with anti-corruption laws, trade and export controls and regulations of the U.S. government and various international jurisdictions;

•	alternative technology or other changes in our customers’ products that reduce or eliminate the need for our products;

•	unsuccessful new product development or R&D efforts or our competitors’ ability to develop more effective or successful products;

•	an inability to pass on increases in raw material prices, including natural gas, or to retain or replace our key suppliers;

•	substantial competition in the markets in which we operate;

•	reductions in transportation safety spending or taxes earmarked for transportation safety spending;

•	seasonal demand for our products that may cause prolonged depressed market conditions for our products;

•	an inability to retain key personnel or hire additional qualified personnel;

•	failure of our expansion projects to generate any revenues;

•	liability for damages based on product liability claims brought against us and our customers or for costs associated with recalls of our or our customers’ products;

•	governmental regulation affecting our businesses;

•	environmental, health and safety matters that may require material expenditures and changes in our operations;

•	existing and proposed regulations to address climate change by limiting greenhouse gas emissions;

•	insurance that may not cover all potential exposures;

•	losses resulting from nonpayment or nonperformance by our customers;

•	damages based on claims brought against us by our customers or the loss of customers as a result of the failure of our products to meet certain quality specifications;

•	strategic acquisitions or dispositions of certain assets and/or businesses;

•	an inability of our joint ventures to operate according to their business plans if our partners fail to fulfill their obligations or differences in views among joint venture participants resulting in delayed decisions or failures to agree on major issues;

•	a failure to protect our intellectual property rights;

•	infringement of our products on the intellectual property rights of others;

•	the need to recognize additional impairment charges related to goodwill, identified intangible assets and fixed assets;

•	an inability to utilize our net operating losses;

•	losses and damages in connection with information technology risks;

•	the occurrence or threat of extraordinary events, including natural disasters and domestic and international terrorist attacks;

•	disruptions in our good relations with our workforce;

•	existing unfunded and underfunded pension plan liabilities that require current and future operating cash flow;

•	risks related to litigation filed by or against us;

•	an inability to realize the benefits we expect from our continuing restructuring and cost savings programs;

•	diversion of management attention and the increased costs associated with operating as a public company;

•	an inability to comply with new regulations related to conflict minerals;

•	substantial indebtedness and maintaining compliance with debt covenants;

•	an ability to incur additional indebtedness;

•	cash requirements to service indebtedness;

•	ability and willingness of our lenders to fund borrowings under their credit commitments;

•	changes in capital availability or costs, such as changes in interest rates, security ratings and market perceptions of the businesses in which we operate, or the ability to obtain capital on commercially reasonable terms or at all;

•	global economic weakness and uncertainties and disruption in the capital, credit and commodities markets;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	the ability of our principal stockholders, Carlyle and INEOS, to control us;

•	other factors disclosed in this prospectus; and

•	other factors beyond our control.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE STOCK SPLIT AND CONVERSION

Immediately prior to this offering, we had two classes of common stock outstanding, our common stock and our Class B Common Stock. Our Class B Common Stock was identical to our common stock, except that our Class B Common Stock was convertible into shares of our common stock as described below, and each share of our Class B Common Stock was entitled to a preferential payment upon any distribution by us to holders of our capital stock, whether by dividend, liquidating distribution or otherwise, equal to $100.00 (subject to adjustment for any stock split, combination or other similar event). After payment of this preference amount, each share of our common stock and our Class B Common Stock shared equally in all future distributions by us to holders of our capital stock. See “Description of Capital Stock.”

Prior to the pricing of this offering and prior to the conversion described below, we will amend our amended and restated certificate of incorporation to give effect to the completion of a             -for-one split of our Class B Common Stock and a             -for-one split of our common stock, in each case, with the holder of any resulting fractional interest in a share of our Class B Common Stock or our common stock being paid an amount in cash equal to the fair value of such fractional interest as of the closing of this offering, in lieu of receipt of such fractional interest.

After the completion of the Class B Common Stock split and the common stock split and immediately prior to the closing of this offering, we will convert each outstanding share of our Class B Common Stock into shares of our common stock, at a conversion rate equal to one plus the quotient obtained by dividing (i) $100.00 (to be adjusted to give effect to the Class B Common Stock split) by (ii) the price at which shares of common stock are to be sold to the public in this offering, with the holder of any resulting fractional interest in a share of our common stock being paid an amount in cash equal to the fair value of such fractional interest as of the closing of this offering, in lieu of receipt of such fractional interest.

References to the “conversion” throughout this prospectus refer to the conversion of our Class B Common Stock into our common stock after giving effect to the completion of the Class B Common Stock split and the common stock split.

Assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus,             shares of common stock will be outstanding immediately after the conversion but before this offering. The actual number of shares of common stock that will be issued as a result of the conversion is subject to change based on the actual initial public offering price. See “Description of Capital Stock.”

Because the number of shares of common stock into which a share of Class B Common Stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering. Each $1.00 increase (decrease) in the actual public offering price from the assumed offering price would decrease (increase) the number of shares of common stock to be outstanding after this offering by             shares.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $         million, based on an assumed public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate we will receive additional net proceeds of approximately $         million.

We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities and to pay related premiums, accrued and unpaid interest and expenses and to pay a fee to each of INEOS and an affiliate of Carlyle to terminate their respective consulting agreements. See “Certain Relationships and Related Party Transactions—Consulting Agreement with Carlyle” and “Certain Relationships and Related Party Transactions—Consulting Agreement with INEOS.” To the extent that the public offering price is lower than $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are lower than we have estimated, or our offering expenses are greater than we have estimated, the amount of indebtedness that we will repay will be reduced. To the extent that the public offering price is higher than $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are higher than we have estimated, or our offering expenses are less than we have estimated, the amount of indebtedness that we will repay will be increased.

As of September 30, 2013, the aggregate principal amount outstanding of the 2018 Notes was $600.0 million, excluding accrued and unpaid interest of $22.3 million. The 2018 Notes bear interest at 8.750% per annum and mature on November 1, 2018. On or prior to November 1, 2014, under certain circumstances, we may redeem up to 40% of the aggregate principal amount of the 2018 Notes at a redemption price of 108.750% plus accrued and unpaid interest to the redemption date using the proceeds of certain equity offerings, including this initial public offering of our common stock, or at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date plus a make-whole premium as set forth in the 2018 Notes Indenture. The term loan under our senior secured credit facilities has $1,225.7 million outstanding as of September 30, 2013 with a maturity date of August 7, 2017. Borrowings can be, at our option, (i) at the Eurodollar rate plus 3.50% per annum (subject to a Eurodollar floor of 1.00%) or (ii) at the base rate plus 2.50% per annum (subject to a base rate floor of 2.00%). We can prepay our term loan at par without premium or penalty. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt—2018 Notes” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt—Senior Secured Credit Facilities.”

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by approximately $         million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $         million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Any increase or decrease in the net proceeds would not change our intended use of proceeds.

DIVIDEND POLICY

We have not paid dividends in the past and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Our ability to pay dividends to holders of our common stock is also dependent upon our subsidiaries’ ability to make distributions to us, which is limited by the terms of the agreements governing their indebtedness. Additionally, the negative covenants in the agreements governing our indebtedness limit our ability to pay dividends and make distributions to our stockholders. For additional information on these limitations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2013 on an (i) actual basis and (ii) as adjusted basis giving effect to (a) the completion of the Class B Common Stock split and the common stock split prior to the pricing of this offering as if it had occurred on September 30, 2013, (b) the conversion of our Class B Common Stock into our common stock that will be effectuated immediately prior to the closing of this offering as if it had occurred on September 30, 2013 and (c) this offering and the use of proceeds therefrom as set forth under the heading “Use of Proceeds.”

The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Historical Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As adjusted(1)
	(Unaudited)
	(dollars in thousands, except per share data)
Cash and cash equivalents	$135,713	$
Debt:
Senior secured credit facilities, consisting of the following:
Term loan(2)(3)	1,190,460
Revolving credit facility(4)	—
2018 Notes(3)	600,000
Other foreign debt	2,652
Total debt	1,793,112

Total PQ Holdings Inc. stockholders’ equity:
Class A Common Stock, $0.01 par value per share: 150,000,000 shares authorized; 680,678 shares issued and 633,964 shares outstanding, actual; shares authorized, shares issued and shares outstanding, as adjusted(5)	6
Class B Common Stock, $ 0.01 par value per share: 30,000,000 shares authorized; 5,100,795 shares issued and 5,093,795 shares outstanding, actual; no shares authorized, no shares issued and outstanding, as adjusted	51
Preferred Stock, $0.01 par value per share: 1,500,000 shares authorized; no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted	—
Additional paid-in capital	459,314
Retained earnings (accumulated deficit)(6)	(275,319)
Accumulated other comprehensive income (loss)	(64,880)
Treasury stock, at cost: 46,714 Class A shares and 7,000 Class B shares, actual; , as adjusted	(916)

Total PQ Holdings Inc. stockholders’ equity	118,256

Total capitalization	$1,911,368	$

(1)

As adjusted to reflect the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” assuming an initial offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by approximately $ million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $ million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.
(2)	The senior secured credit facilities consist of (a) a $1,235.0 million term loan facility maturing in August 2017 and (b) a $150.0 million revolving credit facility maturing in May 2017. As of September 30, 2013, we had $1,190.4 million of outstanding borrowings under the term loan facility, net of a discount of $35.3 million.
(3)	To the extent that the public offering price is lower than $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are lower than we have estimated, or our offering expenses are greater than we have estimated, the amount of the 2018 Notes and/or the term loan under our senior secured credit facilities that we will repay will be reduced. To the extent that the public offering price is higher than $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are higher than we have estimated, or our offering expenses are less than we have estimated, the amount of the 2018 Notes and/or the term loan under our senior secured credit facilities that we will repay will be increased. See “Use of Proceeds,” Note 9 in the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt.”
(4)	As of September 30, 2013, we had approximately $144.1 million in additional borrowing capacity available under our revolving credit facility, after giving effect to $5.9 million of outstanding letters of credit.
(5)	Each $1.00 increase (decrease) in the assumed public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, assuming the completion of the Class B Common Stock split and the common stock split prior to the conversion, would decrease (increase) the number of shares of our common stock issued in connection with the conversion of our Class B Common Stock into shares of our common stock by approximately shares and each of as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, $ million and $ million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. See “The Stock Split and Conversion.”
(6)	As adjusted to reflect the redemption premium and a write-off of deferred financing costs related to the assumed redemption of a portion of the 2018 Notes with the net proceeds from this offering. See “Use of Proceeds.”

The table set forth above is based on the number of shares of our common stock outstanding as of September 30, 2013. The table does not reflect:

•	shares of common stock reserved for issuance under our 2014 Plan, which we plan to adopt in connection with this offering.

Additionally, the information presented above assumes:

•	no exercise of the overallotment option by the underwriters;

•	unvested shares of common stock and deferred stock units that are scheduled to vest upon satisfaction of certain earnings conditions or upon a change of control event and satisfaction of certain stockholder return conditions, as set forth in the applicable award agreement;

•	an initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	the filing of an amendment to our amended and restated certificate of incorporation prior to the pricing of this offering to give effect to the completion of the Class B Common Stock split and the common stock split;

•	the subsequent conversion of all outstanding shares of our Class B Common Stock into shares of our common stock, at a conversion rate equal to one plus the quotient obtained by dividing (i) $100.00 (to be adjusted to give effect to the Class B Common Stock split) by (ii) the price at which shares of common stock are to be sold to the public in this offering (assuming an initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), rounded down to the nearest whole share (with fractional shares paid in cash), which conversion will occur immediately prior to the closing of this offering; and

•	the filing of our second amended and restated certificate of incorporation and the adoption of our second amended and restated bylaws immediately prior to the closing of this offering.

Each $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) each of as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase each of our as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, $         million and $         million, respectively. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would decrease each of our as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, $         million and $         million, respectively. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, assuming the completion of the Class B Common Stock split and the common stock split prior to the conversion, would decrease (increase) the number of shares of our common stock issued in connection with the conversion of our Class B Common Stock into shares of our common stock by approximately              shares and each of as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering and the use of proceeds therefrom.

As of September 30, 2013, we had net tangible book value of approximately $         million, or $         per share. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding. After giving effect to (i) the sale of              shares of common stock in this offering, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated offering expenses payable by us and (ii) the use of proceeds therefrom as set forth under the heading “Use of Proceeds,” as if each had occurred on September 30, 2013, our as adjusted net tangible book value as of September 30, 2013 would have been approximately $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Per Share
Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2013	$
Increase in net tangible book value per share attributable to this offering and use of proceeds therefrom

As adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise in full their option to purchase additional shares from us, the as adjusted net tangible book value per share would be $         per share and the dilution to new investors in this offering would be $         per share.

Each $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) our as adjusted net tangible book value after this offering by approximately $         million, or $         per share, and the dilution per share of common stock to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. Because the number of shares of common stock into which a share of Class B Common Stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would also have a corresponding impact on our as adjusted net tangible book value per share of common stock.

An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value after this offering by approximately $         million, or $         per share, and the dilution per share of common stock to new investors by $        , assuming the public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. To the extent that the public offering price is lower than $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are lower than we have estimated, or our offering expenses are greater than we have estimated, the amount of the 2018 Notes and/or the term loan under our senior secured credit facilities that we will repay will be reduced. To the extent that the public offering price is higher than $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our cash proceeds are higher than we have estimated, or our offering expenses are less than we have estimated, the amount of the 2018 Notes and/or the term loan under our senior secured credit facilities that we will repay will be increased.

The following table sets forth, as of September 30, 2013, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, other than shares and percentages)
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $         million, $         million and $         per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $         million, $         million and $         per share, respectively.

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value per share would be $         per share and the dilution to new investors in this offering would be $         per share.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth our selected historical consolidated financial information. The selected historical financial information as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012, have been derived from our unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. The selected unaudited condensed consolidated balance sheet data as of September 30, 2012 have been derived from our unaudited interim condensed consolidated financial statements not included in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period. The selected historical consolidated balance sheet data as of December 31, 2012 and 2011 and the selected historical consolidated statements of operations data and cash flow data for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and notes thereto that appear elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2010, 2009 and 2008 and the selected historical consolidated statements of operations data and cash flow data for the years ended December 31, 2009 and 2008 have been derived from our unaudited consolidated financial statements not included in this prospectus.

Our selected historical consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

(dollars in thousands, except per share data)	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008(1)
Statement of operations data:
Sales	$835,800	$831,871	$1,084,782	$1,115,017	$1,087,888	$1,009,878	$977,028
Cost of goods sold	610,479	613,458	803,159	825,757	801,520	782,926	819,503
Gross profit	225,321	218,413	281,623	289,260	286,368	226,952	157,525
Selling, general and administrative expenses	83,660	83,077	112,138	123,737	117,796	113,548	117,827
Goodwill impairment charge	—	—	—	65,031	—	—	—
Other operating expense, net	35,788	29,564	42,261	56,123	49,056	50,006	51,703

Operating income (loss)	105,873	105,772	127,224	44,369	119,516	63,398	(12,005)
Equity in net income from affiliated companies, net	34,644	22,273	26,206	20,875	13,132	13,252	13,979
Interest expense	91,956	80,127	111,228	121,225	112,914	117,803	119,192
Debt extinguishment costs	14,595	605	20,063	2,290	—	—	—
Other (income) expense, net(2)	4,800	59	(3,751)	5,466	11,294	(20,463)	78,437

Income (loss) before income taxes and noncontrolling interest	29,166	47,254	25,890	(63,737)	8,440	(20,690)	(195,655)
Provision (benefit) for income taxes	9,677	15,219	18,918	(355)	(4,672)	(12,090)	(28,736)
Net (loss) income	19,489	32,035	6,972	(63,382)	13,112	(8,600)	(166,919)
Less: net income attributable to the noncontrolling interest	1,181	1,266	1,788	1,976	1,579	1,975	1,238

Net income (loss) attributable to PQ Holdings Inc.	$18,308	$30,769	$5,184	$(65,358)	$11,533	$(10,575)	$(168,157)

(dollars in thousands, except per share data)	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008(1)
Earnings (loss) per share:
Basic
Class A
Class B
Diluted
Class A
Class B
Weighted average shares outstanding
Basic
Class A
Class B
Diluted
Class A
Class B

Balance sheet data (at end of period):
Cash and cash equivalents	$135,713	$89,167	$124,451	$108,401	$125,979	$125,744	$120,499
Property, plant and equipment, net	488,003	493,417	496,242	488,588	485,926	497,637	489,179
Total assets	2,355,632	2,332,378	2,333,480	2,331,217	2,457,415	2,465,227	2,494,181
Total debt	1,793,112	1,773,268	1,781,449	1,765,525	1,757,072	1,769,973	1,781,649
Total stockholders’ equity	125,909	161,694	118,719	118,063	211,348	177,349	149,501

Cash flow data:
Net cash provided by (used in):
Operating activities	$70,208	$35,875	$84,971	$72,440	$62,330	$54,427	$(21,510)
Investing activities	(47,051)	(52,858)	(66,208)	(80,637)	(47,596)	(39,646)	(554,165)
Financing activities	(10,158)	(774)	(943)	(5,910)	(14,444)	(11,906)	642,855

(1)	Includes results of INEOS Silicas subsequent to the July 2008 acquisition.
(2)	Other (income) expense, net includes foreign exchange (gains) losses of $26.9 million gain and $77.0 million loss for the year ended December 31, 2009 and 2008, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Prospectus Summary—Summary Historical Audited and Unaudited Consolidated Financial Information,” “Selected Historical Financial Information” and the historical audited and unaudited consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31. All dollar values in this section, unless otherwise noted, are denoted in millions.

Overview

We are a leading integrated global innovator and manufacturer of specialty inorganic performance chemicals, specialty catalysts and specialty glass materials. We believe we are a global leader in each of our businesses, holding either an estimated number one or two global position in our core industries in greater than 90% of our products, based on 2012 volume sold. Customers use our products as a critical component for a broad range of applications including catalysts to address emissions control in automotive catalytic converters, silica-based additives to enhance teeth whitening performance in toothpaste and silica gels used in beer clarification, as well as specialty products used in completion and cementing fluids for oil field applications. We are at the forefront of our industry and continue to develop innovative solutions to meet customers’ productivity, environmental and profitability objectives.

We operate through three principal businesses: Performance Chemicals, Catalysts and Specialty Glass Materials. Our Performance Chemicals business produces sodium silicate, specialty silicas and other high performance chemical products for the personal care, food, detergent, pulp and paper, electronics, mining, oil processing and construction industries. This business has been divided into two segments based on geographic areas: Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia. Our Catalysts business produces silica and specialty zeolite-based catalysts serving the HDPE, polymerization, chemical synthesis, emissions control, lube and diesel de-waxing and refining markets. Our Specialty Glass Materials business produces engineered glass materials serving the transportation safety, oil and gas, polymer additives, metal finishing and conductive particle markets. We sell our products to over 4,000 customers across 14 major end-uses globally from our 63 strategically-located manufacturing facilities across six continents.

Key Performance Indicators

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure we use to clarify and enhance our understanding of our past performance. Adjusted EBITDA is presented as a key performance indicator as we believe it will enhance a prospective investor’s understanding of our results of operations and financial condition. EBITDA consists of net income (loss) attributable to PQ Holdings Inc. before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense, (ii) the impact of certain non-cash, nonrecurring or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance and (iii) certain unusual or nonrecurring items impacting results in a particular period. We believe that these adjustments provide investors with meaningful information to understand our operating results and ability to analyze our financial and business trends on a period-to-period basis.

We believe that Adjusted EBITDA is a critical measure used by our management as a supplemental evaluation of the performance of our operating businesses and provides greater transparency into our consolidated results of operations. The presentation of Adjusted EBITDA differs from that included in the credit agreement governing our senior secured credit facilities and the 2018 Notes Indenture for purposes of covenant calculations. Adjusted EBITDA in this prospectus includes an adjustment for depreciation, amortization and interest of our 50% share of our Catalyst Joint Ventures, which are each accounted for under the equity method of accounting by our company.

You should not consider Adjusted EBITDA in isolation or as an alternative to (a) operating profit or profit for the period (as reported in accordance with U.S. GAAP), (b) cash flows from operating, investing and financing activities as a measure to meet our cash needs or (c) any other measures of performance under U.S. GAAP. You should exercise caution in comparing Adjusted EBITDA as reported by us to similar measures of other companies. In evaluating Adjusted EBITDA, you should be aware that we are likely to incur expenses similar to those eliminated in this presentation in the future and that certain of these items could be considered recurring in nature. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. For a discussion of additional limitations of Adjusted EBITDA as well as a reconciliation from profit for the period to EBITDA and Adjusted EBITDA, see “Prospectus Summary—Summary Historical Audited and Unaudited Consolidated Financial Information.” For a discussion of trends affecting Adjusted EBITDA, see “—Results of Operations.”

Sales

Our Performance Chemicals sales have grown consistently due to growth in the end-uses in which we operate and new product commercialization. Expansions into new markets, as well as share gains in existing markets, have also added to the growth of our sales. We have historically experienced relatively stable demand both seasonally and throughout economic cycles for our Performance Chemicals business due to our diverse consumer and industrial end-uses. Sales of our Performance Chemicals business are made on both a purchase order basis and pursuant to long-term contracts. For management purposes, we include sales from our Catalyst Joint Ventures on a proportionate consolidation basis, which are included in our Catalysts segment. This presentation differs from the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP. Accordingly, we eliminate the sales of Catalyst Joint Ventures when reconciling to total consolidated sales under U.S. GAAP.

Our Catalysts sales have grown primarily due to expansion into new markets as well as continued share gains in existing markets. Sales of our Catalysts products are made on both a purchase order basis and pursuant to long-term contracts.

Specialty Glass Materials sales have been driven by the growth of spending on repair, maintenance and upgrade of existing highways and the construction of new highways and roads by governments around the world. Sales of Specialty Glass Materials products are made principally on a purchase order basis. Within the Specialty Glass Materials business, sales to the Transportation Safety sector have historically experienced seasonal fluctuations, particularly in North America and Europe. EGM sales have been driven by the growth in gas and oil exploration, mining emulsions and light manufacturing. Sales of EGM products are made principally on a purchase order basis. There may be modest fluctuations in timing of orders, but orders are mainly driven by the overall economy.

We derive approximately 25% of our sales from our European businesses, with only approximately 2% of sales going into Southern European countries. The general economic slowdown of the European economy has negatively impacted us due to a lower volume and mix of products sold in the European region as well as the strengthening U.S. dollar across European currencies. We believe that our European business is stable, but the general economic slowdown in those regions may continue to negatively impact our business.

Cost of goods sold

Cost of goods sold consists of variable product costs, fixed manufacturing expenses, depreciation expense and freight expenses. Variable product costs include all raw materials, energy and packaging costs that are directly related to the manufacturing process. Fixed manufacturing expenses include all plant employment costs, manufacturing overhead and periodic maintenance costs. The primary raw materials used in the manufacture of the Performance Chemicals products are soda ash, industrial sand, caustic soda and ATH. For the nine-month period ended September 30, 2013 and year ended December 31, 2012, approximately 44% and 40%, respectively, of our contracts with our largest Performance Chemicals customers in North America include price adjustments for changes in the price of raw materials and natural gas. Under these contracts, there generally is a time lag of three to nine months for price changes to pass-through, depending on the magnitude of the cost change and market dynamics. The primary raw materials for the Catalysts business are sodium silicate, acids, bases and certain metals. The key raw material for the Specialty Glass Materials business is cullet, or recycled glass. Our primary energy cost in our Performance Chemicals, Catalysts and Specialty Glass Materials businesses is natural gas. See “Business—Raw Materials.”

Joint ventures

We account for our investments in our equity joint ventures under the equity method. Our largest joint venture, Zeolyst International, manufactures high performance specialty zeolite-based catalysts for use in the emissions control industry, the petrochemical industry and other areas of the broader chemicals industry. We share proportionally with our joint venture partners in the management of Zeolyst International and other joint ventures.

For management purposes, we include sales, gross profit and Adjusted EBITDA from our Catalyst Joint Ventures on a proportionate consolidation basis, which are included in our Catalysts segment. This presentation differs from the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP as discussed further above.

Industry

We are an integrated producer of value-added products throughout the silicates supply chain and believe we are a recognized leader in sodium silicate, high performance silicate derivatives, specialty catalysts and engineered glass products. We are a global manufacturer and supplier of our products and have leading market positions across our portfolio of products. In addition, we believe our Catalysts business benefits from our proprietary technologies, the sole-sourced supply arrangements we have in place with many of our customers and the favorable trends that support the end-uses our products target. For additional information about the factors that may affect our results of operations, see “Industry and Product Overview.”

The catalyst products sold by the Catalyst Joint Ventures are used by customers in their manufacturing processes, and the effectiveness of certain of the catalysts diminishes with use, requiring them to be replaced based on production rates. The sales of these catalysts, therefore, are largely dependent on the useful life cycle of the catalysts in the manufacturing processes and may vary materially by quarter or by year, creating periodic unevenness in sales and related unevenness in income from equity method investments.

Seasonality

We experience some seasonality, primarily with respect to our Transportation Safety products of our Specialty Glass Materials business. As the road striping season occurs during warmer weather, sales and earnings are primarily generated during the second and third quarters.

Working capital is built during the fourth and first quarters of the year, while cash generation occurs primarily in the second half of the fiscal year.

Inflation

We recognize that inflationary pressures may have an adverse effect on us, impacting raw material costs and other operating costs, as well as resulting in higher fixed asset replacement costs. We attempt to manage these impacts with cost control, productivity improvements and contractual arrangements, as well as price increases to customers.

Foreign currency

As a global business, we are subject to the impact of gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. We operate a geographically diverse business with approximately 56% and 57% of our sales during the nine-month period ended September 30, 2013 and during the year ended December 31, 2012, respectively, coming from our international operations in currencies other than the U.S. dollar. Because consolidated financial results are reported in dollars, sales or earnings generated in currencies other than the U.S. dollar can result in a significant increase or decrease in the amount of those sales and earnings when translated to U.S. dollars. The foreign currencies to which we have the most significant exchange rate exposure include the Euro, British pound, Canadian dollar, Brazilian real and the Mexican peso.

Results of operations

Nine-month period ended September 30, 2013 compared to the nine-month period ended September 30, 2012

Highlights

The following is a summary of our financial performance for the nine-month period ended September 30, 2013 compared with the prior year nine-month period ended September 30, 2012.

•	Net sales increased $3.9 million to $835.8 million. The increase in sales was primarily due to greater average selling price and product mix improvement and higher sales volume, partially offset by unfavorable foreign currency exchange variations compared to the same period in the prior year.

•	Gross profit margin increased 70 basis points to 27.0%. Our increase in gross profit margin was driven primarily by increased pricing and customer mix, slightly higher volumes and lower depreciation, partially offset by higher manufacturing costs and unfavorable effects of foreign currency translation.

•	Operating income was flat at $105.8 million. Our operating income increased due to higher gross profit, but was offset by increased selling, general & administrative, or SG&A, and other operating expenses.

Analysis of operations

The following data and discussion provides an analysis of certain significant factors affecting our results of operations during the periods included in the accompanying condensed consolidated statement of operations.

	Nine months ended September 30,
	2013	2012
	(unaudited)
	(in millions, except percentages)
Sales	$835.8	$831.9
Cost of goods sold	610.5	613.5

Gross profit	225.3	218.4

Gross profit margin	27.0%	26.3%
Selling, general and administrative expenses	83.7	83.1
Other operating expense, net	35.8	29.5

Operating income	105.8	105.8
Operating income margin	12.7%	12.7%
Equity in net income of affiliated companies	34.6	22.3
Interest expense, net	91.9	80.1
Debt extinguishment costs	14.6	0.6
Other expense (income), net	4.8	0.1

Income before income taxes and non-controlling interest	29.1	47.3
Provision for income taxes	9.6	15.2

Effective tax rate	33.2%	32.2%
Net income	19.5	32.1
Less: Net income attributable to the non-controlling interest	1.2	1.3

Net income attributable to PQ Holdings Inc.	$18.3	$30.8

Sales

Sales for the nine-month period ended September 30, 2013 were $835.8 million, an increase of $3.9 million, or 0.5%, compared to sales of $831.9 million for the nine-month period ended September 30, 2012. The increase in sales as compared to the same period in the prior year was primarily due to greater average selling price and product mix improvements of $6.6 million and higher volumes of $4.3 million, partially offset by the unfavorable effects of foreign currency translation of $7.0 million. The higher average sales price and product mix is principally a result of specialty silicas price increases in Europe and favorable product mix for our Catalysts business. Average selling price was increased primarily in the Americas as a result of escalating manufacturing costs under our cost adjusted pass-through contracts. The higher volume was primarily driven by greater sodium silicate and specialty silicas volumes in the Americas and higher volumes across multiple products in the Catalysts business. This was partially offset by lower sodium silicate and detergent zeolite volumes in Performance Chemicals EMEA & Asia as well as lower volumes in our Transportation Safety product group in North America due to weather-related delays. The stronger dollar compared to a number of other major currencies, including the Brazilian real, the Australian dollar, the Canadian dollar, the Japanese yen and the British pound, unfavorably impacted our sales. This impact is offset partially by a weaker dollar compared with the Euro.

Cost of goods sold

Cost of goods sold for the nine-month period ended September 30, 2013 was $610.5 million, a decrease of $3.0 million, or 0.5%, compared with $613.5 million for the nine-month period ended September 30, 2012. The decrease in cost of goods sold was primarily due to favorable product mix impact of $5.2 million, lower depreciation expense of $2.0 million and the favorable effects of foreign currency translation on our costs of $5.3 million, partially offset by higher volume impact of $4.0 million and higher manufacturing costs of $5.5 million.

Gross profit

Gross profit for the nine-month period ended September 30, 2013 was $225.3 million, an increase of $6.9 million, or 3.2% compared with $218.4 million for the nine-month period ended September 30, 2012. The increase in gross profit was primarily due to higher average selling price and product mix improvements of $11.8 million, lower depreciation expense of $2.0 million, and higher volume contribution of $0.3 million, partially offset by higher manufacturing costs of $5.5 million, and unfavorable effects of foreign currency translation of $1.7 million. The higher manufacturing costs were primarily driven by increased raw material costs in the Performance Chemicals Americas & Australia segment (sand and soda ash) and in the Performance Chemicals EMEA & Asia segment (natural gas).

Selling, general and administrative expenses

SG&A expenses for the nine-month period ended September 30, 2013 were $83.7 million, an increase of $0.6 million, or 0.7%, compared with $83.1 million for the nine-month period ended September 30, 2012. SG&A expenses increased during the year primarily due to higher employee-related compensation and benefits expenses, partially offset by lower professional fees and employee pension plan costs.

Other operating expense

Other operating expense for the nine-month period ended September 30, 2013 was $35.8 million, an increase of $6.3 million, or 21.4%, compared with $29.5 million for the nine-month period ended September 30, 2012. The change was primarily driven by a change in a liability due to the INEOS Group for potential UK tax benefits in the amount of $4.3 million recorded during the third quarter of 2013, increased environmental reserves of $1.6 million and $0.9 million asset impairment, partially offset by a reduction in bad debt expense of $0.4 million and other operating expense of $0.1 million. The INEOS Group liability relates to potential multi-year UK tax benefits received as a result of the INEOS Silicas acquisition in July 2008. We are contractually obligated to make a payment on an annual basis based on our UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement.

Equity in net income of affiliated companies

Equity in net income of affiliated companies for the nine-month period ended September 30, 2013 was $34.6 million, an increase of $12.3 million, compared with $22.3 million for the nine-month period ended September 30, 2012. The increase in the nine-month period ended September 30, 2013 was primarily due to higher earnings generated primarily by our Catalyst Joint Ventures, which were driven by higher sales compared to the previous period.

Interest expense, net

Interest expense, net for the nine-month period ended September 30, 2013 was $91.9 million, an increase of $11.8 million, compared with $80.1 million for the nine-month period ended September 30, 2012. Interest expense increased primarily due to higher third-party interest expense resulting from the change in our debt structure in November 2012 and subsequent re-pricing in February 2013, as well as greater debt discount amortization.

Debt extinguishment costs

On February 15, 2013, we re-priced our senior secured term loans to lower the applicable interest rate. We repaid all outstanding senior secured term loans in the aggregate amount of $1,220.0 million and issued new senior secured term loans in an aggregate principal amount of $1,235.0 million. As a result of the re-pricing, previous unamortized deferred financing costs of $2.6 million and original issue discount of $12.0 million associated with the old debt were written off.

Other (income) expense

Other (income) expense was $4.8 million of expense for the nine-month period ended September 30, 2013, an unfavorable change of $4.7 million, compared with $0.1 million of expense for the nine-month period ended September 30, 2012. Other (income) expense primarily consisted of foreign currency losses of $5.3 million for the nine-month period ended September 30, 2013 compared to foreign currency losses of $0.9 million for the nine-month period ended September 30, 2012, an unfavorable change of $4.4 million. The change in foreign currency gain/loss for the nine-month period ended September 30, 2013 was driven by a weakening U.S. dollar on intercompany debt denominated in foreign currencies translated to U.S. dollars. Adding to the unfavorable change are lower mark-to-market gains associated with the plan assets of our supplemental retirement plan of $0.5 million for the nine-month period ended September 30, 2013 compared to $0.9 million for the nine-month period ended September 30, 2012.

Provision for income taxes

The provision for income taxes for the nine-month period ended September 30, 2013 was $9.6 million compared with $15.2 million for the nine-month period ended September 30, 2012. The effective income tax rate for the nine-month period ended September 30, 2013 was 33.2% compared to 32.2% for the nine-month period ended September 30, 2012. Our effective income tax rate fluctuates based on, among other factors, changes in income mix. The difference between the U.S. federal statutory income tax rate and our effective income tax rate for the nine-month period ended September 30, 2013 and 2012 was mainly due to differences between tax rates in foreign jurisdictions as compared to the U.S. tax rate, the tax effect of repatriating foreign earnings back to the United States as dividends, changes to reserves for uncertain tax positions and changes in valuation allowances against deferred tax assets in certain jurisdictions.

Net income (loss) attributable to PQ Holdings Inc.

For the foregoing reasons and after the effect of the non-controlling interest in earnings of subsidiaries for each period presented, net income attributable to PQ Holdings Inc. was $18.3 million for the nine-month period ended September 30, 2013 compared with net income attributable to PQ Holdings Inc. of $30.8 million for the nine-month period ended September 30, 2012.

Segment Information Overview

We have identified four reportable segments according to the nature and economic characteristics of our products and our geographic production, as well as the manner in which the information is used internally by our key decision maker in accordance with current accounting guidance. Our company’s four reportable segments are: Performance Chemicals Americas & Australia, Performance Chemicals EMEA & Asia, Catalysts and Specialty Glass Materials.

Our Performance Chemicals business is comprised of sodium silicate, specialty silicas, zeolites and other high performance chemical products serving a broad range of consumer and industrial applications. This business has been divided into two segments based on geographic areas: Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia. Our Catalysts segment produces silica catalysts, specialty zeolite-based catalysts and other specialty catalysts products. Our Specialty Glass Materials segment is a leading global producer of engineered glass products for use in transportation safety, polymer additives, metal finishing and electronics end-uses and is comprised of the Transportation Safety and EGM product groups.

	Sales	Gross profit	Equity in net income of affiliates	Adjusted EBITDA(3)
	(in millions)
For the nine-month period ended September 30, 2013
Performance Chemicals Americas & Australia	$326.0	$88.5	$—	$86.4
Performance Chemicals EMEA & Asia	253.1	56.3	0.3	53.8
Catalysts(1)	141.4	63.0	36.1	54.9
Specialty Glass Materials	240.5	67.1	—	50.6

	961.0	274.9	36.4	245.7
Corporate and eliminations(2)(3)	(125.2)	(49.6)	(1.8)	(15.4)

Total	$835.8	$225.3	$34.6	$230.3
For the nine-month period ended September 30, 2012
Performance Chemicals Americas & Australia	$312.5	$85.3	$—	$80.3
Performance Chemicals EMEA & Asia	253.5	52.4	0.3	50.0
Catalysts(1)	105.2	49.0	24.0	40.6
Specialty Glass Materials	248.3	66.1	—	51.1

	919.5	252.8	24.3	222.0
Corporate and eliminations(2)(3)	(87.6)	(34.4)	(2.0)	(9.4)

Total	$831.9	$218.4	$22.3	$212.6

(1)	Includes our company’s proportionate shares of sales and gross profit from our Catalyst Joint Ventures. The proportionate share of sales included in the Catalysts segment are $104.5 million and $70.9 million for the nine-month period ended September 30, 2013 and 2012, respectively. The proportionate share of gross profit included in the Catalysts segment is $46.0 million and $33.2 million for the nine-month period ended September 30, 2013 and 2012, respectively.
(2)	In accordance with U.S. GAAP, we eliminate the sales of $104.5 million and $70.9 million and gross profit of $46.0 million and $33.2 million for the Catalysts equity investees, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the nine-month period ended September 30, 2013 and 2012, respectively.
(3)	Corporate costs are not allocated to segment Adjusted EBITDA results.

Performance Chemicals Americas & Australia

	Nine months ended September 30,		Change
	2013	2012	$	%
	(in millions, except percentages)
Sales	$326.0	$312.5	$13.5	$4.3%
Volume effect			11.4	3.6%
Price/mix effect			5.8	1.9%
Foreign exchange rate effect			(3.7)	(1.2)%

Gross profit	88.5	85.3	3.2	3.8%
Gross margin	27.1%	27.3%

Adjusted EBITDA	$86.4	$80.3	$6.1	7.6%
Adjusted EBITDA margin	26.5%	25.7%

Sales in the Performance Chemicals Americas & Australia segment for the nine-month period ended September 30, 2013 were $326.0 million, an increase of $13.5 million, or 4.3%, compared to sales of $312.5 million for the nine-month period ended September 30, 2012. The increase in sales, as compared to the same period in the prior year, was primarily due to increased volumes of $11.4 million and higher average selling price and product mix improvements of $5.8 million, partially offset by the unfavorable effects of foreign currency translation of $3.7 million. The higher average sales price and product mix is principally a result of average selling price increases in the Americas as a result of escalating manufacturing costs under our cost adjusted pass-through contracts as well as certain price increases implemented at the beginning of the fiscal year. The higher volume is primarily driven by greater sodium silicate and specialty silicas volumes in the Americas. This was partially offset by lower detergent zeolite volumes compared to the prior year period. The stronger U.S. dollar across certain of our major currencies, including the Brazilian real, the Australian dollar and the Canadian dollar, has unfavorably impacted our sales.

Gross profit for the nine-month period ended September 30, 2013 was $88.5 million, an increase of $3.2 million, or 3.8%, compared with $85.3 million for the nine-month period ended September 30, 2012. Gross margin decreased to 27.1% from 27.3% from the prior year period. The increase in gross profit was due to higher average selling price and product mix improvements of $5.2 million and favorable volume contribution of $5.6 million, partially offset by higher manufacturing costs of $6.4 million, the unfavorable effects of foreign currency translation of $0.8 million, and higher depreciation and amortization expense of $0.4 million. The higher manufacturing costs were primarily driven by increased raw material costs of sand and soda ash.

Adjusted EBITDA for the nine-month period ended September 30, 2013 was $86.4 million, an increase of $6.1 million, or 7.6%, compared to $80.3 million for the nine-month period ended September 30, 2012. Adjusted EBITDA margin increased to 26.5% from 25.7% from the prior year period. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization, and lower SG&A related costs. See Note 15 in the Notes to Unaudited Condensed Consolidated Financial Statements.

Performance Chemicals EMEA & Asia

	Nine months ended September 30,		Change
	2013	2012	$	%
	(in millions, except percentages)
Sales	$253.1	$253.5	$(0.4)	(0.1)%
Volume effect			(4.8)	(1.9)%
Price/mix effect			3.7	1.5%
Foreign exchange rate effect			0.7	0.3%
Gross profit	56.3	52.4	3.9	7.4%
Gross margin	22.2%	20.7%
Equity in net income of affiliated companies	0.3	0.3	—	—
Adjusted EBITDA	$53.8	$50.0	$3.8	7.6%
Adjusted EBITDA margin	21.3%	19.7%

Sales in the Performance Chemicals EMEA & Asia segment for the nine-month period ended September 30, 2013 were $253.1 million, a decrease of $0.4 million, compared to sales of $253.5 million for the nine-month period ended September 30, 2012. The decrease in sales, as compared to the same period in the prior year, was primarily due to lower volumes of $4.8 million, partially offset by higher average selling price and product mix improvements of $3.7 million and the favorable effects of foreign currency translation of $0.7 million. The higher average sales price and product mix was principally a result of price increases due to increased specialty silica demand in Europe. The lower volume was primarily driven by lower sodium silicate and detergent zeolite volumes. The weaker dollar against the Euro has favorably impacted our sales. This impact is reduced partially by a stronger dollar compared with the British pound.

Gross profit for the nine-month period ended September 30, 2013 was $56.3 million, an increase of $3.9 million, or 7.4%, compared with $52.4 million for the nine-month period ended September 30, 2012. Gross margin increased to 22.2% from 20.7% from the prior year period. The increase in gross profit was due to higher average selling price and product mix improvements of $1.5 million, favorable volume contribution of $1.4 million, lower depreciation and amortization expense of $2.2 million, and the favorable effects of foreign currency translation of $0.1 million, partially offset by higher manufacturing costs of $1.3 million. The higher manufacturing costs were primarily driven by increased raw material costs (natural gas).

Adjusted EBITDA for the nine-month period ended September 30, 2013 was $53.8 million, an increase of $3.8 million, or 7.6%, compared to $50.0 million for the nine-month period ended September 30, 2012. Adjusted EBITDA margin increased to 21.3% as compared to 19.7% in the same period in 2012. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization, and lower SG&A related costs. See Note 15 in the Notes to Unaudited Condensed Consolidated Financial Statements.

Catalysts

Sales in the table below are presented on the same basis in which we manage our businesses, which includes the proportionate consolidation of our Catalyst Joint Ventures. This presentation differs from our sales in the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP. Catalyst Joint Ventures represents our proportionate share of sales, gross profit and Adjusted EBITDA, as applicable, from our Catalyst Joint Ventures. Since we use the equity method of accounting for the Catalyst Joint Ventures in our consolidated financial statements, in accordance with U.S. GAAP, we eliminate these revenues and gross profit when reconciling to our consolidated results of operations.

	Nine months ended September 30,		Change
	2013	2012	$	%
	(in millions, except percentages)
Sales
Silica Catalysts	$36.9	$34.3	$2.6	7.6%
Catalyst Joint Ventures	104.5	70.9	33.6	47.4%

	141.4	105.2	36.2	34.4%
Equity investee eliminations(1)	(104.5)	(70.9)	(33.6)	(47.4)%

	36.9	34.3	2.6	7.6%
Volume effect			2.5	7.3%
Price/mix effect			0.6	1.7%
Foreign exchange rate effect			(0.5)	(1.5)%
Gross profit
Silica Catalysts	17.0	15.8	1.2	7.6%
Catalyst Joint Ventures	46.0	33.2	12.8	38.6%

	63.0	49.0	14.0	28.6%
Equity investee eliminations(2)	(46.0)	(33.2)	(12.8)	(38.6)%

	17.0	15.8	1.2	7.6%
Gross margin
Silica Catalysts	46.1%	46.1%
Catalyst Joint Ventures	44.0%	46.8%
Equity in net income of affiliated companies(3)	36.1	24.0	12.1	50.4%
Adjusted EBITDA
Silica Catalysts	14.8	14.0	0.8	5.7%
Catalyst Joint Ventures	40.1	26.6	13.5	50.8%

	$54.9	$40.6	$14.3	35.2%
Adjusted EBITDA margin
Silica Catalysts	40.1%	40.8%
Catalyst Joint Ventures	38.4%	37.5%

(1)	In accordance with U.S. GAAP, we eliminate the sales of $104.5 million and $70.9 million for the Catalyst Joint Ventures when reconciling to our consolidated results of operations for the nine-month periods ended September 30, 2013 and 2012, respectively.
(2)	In accordance with U.S. GAAP, we eliminate the gross profit of $46.0 million and $33.2 million for the Catalyst Joint Ventures when reconciling to our consolidated results of operations for the nine-month periods ended September 30, 2013 and 2012, respectively.
(3)	Represents the equity in net income of our Catalyst Joint Ventures.

Sales in the Silica Catalysts product group for the nine-month period ended September 30, 2013 were $36.9 million, an increase of $2.6 million, or 7.6%, compared to sales of $34.3 million for the nine-month period ended September 30, 2012. The increase in sales, as compared to the same period in the prior year, was primarily due to higher volumes of $2.5 million and higher average selling price and product mix improvements of $0.6 million, partially offset by the unfavorable effects of foreign currency translation of $0.5 million. The higher volumes were driven by increased sales across various product lines.

Our company’s proportionate share of sales for the Catalyst Joint Ventures for the nine-month period ended September 30, 2013 was $104.5 million, an increase of $33.6 million, or 47.4%, compared to sales of $70.9 million for the nine-month period ended September 30, 2012. The increase in sales as compared to the same period in the prior year was primarily due to higher volumes related to emissions control and caprolactam demand of $17.8 million, hydrocracking demand of $8.8 million, and de-waxing demand of $7.0 million. The higher demand in emissions control was driven by emissions regulations in North America and Europe. Caprolactam demand was driven by certain customers in Asia Pacific countries. Hydrocracking and de-waxing demand was up primarily due to the timing of re-fills as the products used in hydrocracking and de-waxing typically have a three to eight year life cycle before they must be replaced.

Gross profit in the silica catalysts product group for the nine-month period ended September 30, 2013 was $17.0 million, an increase of $1.2 million, or 7.6%, compared with $15.8 million for the nine-month period ended September 30, 2012. The increase in gross profit was due to favorable volume contribution of $1.3 million and higher average selling price and product mix improvements of $1.9 million, partially offset by higher manufacturing costs of $1.6 million, higher depreciation and amortization expense of $0.2 million, and the unfavorable effects of foreign currency translation of $0.2 million.

Our company’s proportionate share of gross profit for the Catalyst Joint Ventures for the nine-month period ended September 30, 2013 was $46.0 million, an increase of $12.8 million, or 38.6%, compared with $33.2 million for the nine-month period ended September 30, 2012. The increase in gross profit was due to favorable volume contribution of $18.6 million driven by higher volumes in emissions control, caprolactam, hydrocracking and de-waxing, as described above, partially offset by higher manufacturing costs of $1.0 million, higher depreciation and amortization expense of $1.4 million, and an unfavorable inventory adjustment of $3.4 million.

Equity in net income of affiliated companies for the nine-month period ended September 30, 2013 was $36.1 million compared with $24.0 million for the same period in the prior year, an increase of $12.1 million. The increase was primarily due to higher earnings generated from our Catalyst Joint Ventures, driven by higher sales and improved margins compared to the same period in 2012.

Adjusted EBITDA for the nine-month period ended September 30, 2013 was $54.9 million, an increase of $14.3 million, or 35.2%, compared to $40.6 million for the nine-month period ended September 30, 2012. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization, and the higher equity earnings from our Catalyst Joint Ventures. See Note 15 in the Notes to Unaudited Condensed Consolidated Financial Statements.

Specialty Glass Materials

	Nine months ended September 30,		Change
	2013	2012	$	%
	(in millions, except percentages)
Sales	$240.5	$248.3	$(7.8)	(3.1)%
Volume effect			(0.7)	(0.3)%
Price/mix effect			(3.5)	(1.4)%
Foreign exchange rate effect			(3.6)	(1.4)%
Gross profit	67.1	66.1	1.0	1.5%
Gross margin	27.9%	26.6%
Adjusted EBITDA	$50.6	$51.1	$(0.5)	(1.0)%
Adjusted EBITDA margin	21.0%	20.6%

Sales in the Specialty Glass Materials segment for the nine-month period ended September 30, 2013 were $240.5 million, a decrease of $7.8 million, or 3.1%, compared to sales of $248.3 million for the nine-month period ended September 30, 2012. The decrease was primarily due to the unfavorable effects of foreign currency translation of $3.6 million, lower average selling price and product mix of $3.5 million, and lower volumes of $0.7 million. The reduced average selling price and mix was driven primarily by unfavorable contribution from blended highway products and lower raw material pass through pricing. The lower sales volumes resulted from weather-related delays in the Transportation Safety product group in North America, increased competition in Brazil and lower sales in Europe. The stronger dollar across certain of our major currencies noted above and including the Japanese yen, unfavorably impacted our sales.

Gross profit for the nine-month period ended September 30, 2013 was $67.1 million, an increase of $1.0 million, or 1.5%, compared with $66.1 million for the nine-month period ended September 30, 2012. The increase in gross profit was due to lower manufacturing costs of $6.3 million, higher price and product mix improvements of $3.2 million, and lower depreciation expense of $0.3 million, partially offset by lower volume contribution of $8.0 million, and unfavorable effects of foreign currency translation of $0.8 million. The lower manufacturing costs were primarily driven by lower raw material and natural gas costs, favorable inventory adjustment and reduced variable costs from lower volumes in 2013. The product mix improvements resulted from greater sales of higher-margin EGM products.

Adjusted EBITDA for the nine-month period ended September 30, 2013 was $50.6 million, a decrease of $0.5 million, or 1.0%, compared to $51.1 million for the nine-month period ended September 30, 2012. Adjusted EBITDA margin increased to 21.0% from 20.6% from the same period in the prior year. See Note 15 in the Notes to Unaudited Condensed Consolidated Financial Statements.

Corporate and other

For the nine-month period ended September 30, 2013, Corporate and other expenses were $15.4 million, an increase of $6.0 million, compared to $9.4 million for the nine-month period ended September 30, 2012. The increase was primarily due to higher employee-related costs, including performance based compensation and adjustments for intercompany profit in inventory, as well as other accrual-related adjustments.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Highlights

The following is a summary of our financial performance for the year ended December 31, 2012 compared with the prior year ended December 31, 2011.

•	Net sales decreased 2.7% to $1,084.8 million. The decrease in sales was primarily due to foreign currency exchange variations across all business lines. In addition, higher average selling price and product mix increases more than offset lower volumes.

•	Gross profit decreased $7.6 million, yet gross profit margin increased slightly to 26.0%. Our decrease in gross profit was driven primarily by the unfavorable impact of foreign currency translation, lower volumes and higher manufacturing costs, partially offset by increased pricing and customer mix to cover rising manufacturing costs.

•	Excluding the 2011 goodwill impairment charge, operating income increased 16.3% to $127.2 million. Our operating income improvement was primarily due to lower SG&A costs, principally employee-related costs and a non-cash pension settlement adjustment in 2011, lower transaction-related costs, lower environmental-related costs, and lower asset impairment and asset disposal costs, as further described below, partially offset by lower gross profit.

Analysis of operations

The following data and discussion provides an analysis of certain significant factors affecting our results of operations during the periods included in the accompanying consolidated statement of operations.

	Year ended December 31,
	2012	2011	2010
	(in millions, except percentages)
Sales	$1,084.8	$1,115.0	$1,087.9
Cost of goods sold	803.2	825.8	801.5
Gross profit	281.6	289.2	286.4
Gross profit margin	26.0%	25.9%	26.3%
Selling, general and administrative expenses	112.1	123.7	117.8
Goodwill impairment charge	—	65.0	—
Other operating expense, net	42.3	56.1	49.1

Operating income	127.2	44.4	119.5
Operating income margin	11.7%	4.0%	11.0%
Equity in net income of affiliated companies, net	26.2	20.9	13.1
Interest expense	111.2	121.2	112.9
Debt extinguishment costs	20.1	2.3	—
Other expense (income), net	(3.8)	5.5	11.3

Income (loss) before income taxes and noncontrolling interest	25.9	(63.7)	8.4
Provision (benefit) for income taxes	18.9	(0.3)	(4.7)
Effective tax rate	73.1%	0.6%	(55.4)%
Net income (loss)	7.0	(63.4)	13.1
Less: Net income attributable to the noncontrolling interest	1.8	2.0	1.6

Net income (loss) attributable to PQ Holdings Inc.	$5.2	$(65.4)	$11.5

Sales

Sales for the year ended December 31, 2012 were $1,084.8 million, a decrease of $30.2 million, or 2.7%, compared to sales of $1,115.0 million for the year ended December 31, 2011. The decrease in sales as compared to the same period in the prior year was primarily due to the unfavorable effects of foreign currency translation of $41.7 million and lower volumes of $12.8 million, partially offset by higher average selling price and product mix improvements of $24.3 million. The stronger dollar across most of our major currencies, including, but not limited to, the Euro, Brazilian real and Mexican peso, negatively impacted our sales. The lower volume was primarily due to lower sodium silicate, detergent zeolite and metasilicates in the Americas and EMEA and across multiple product lines in the Catalysts business. This was partially offset by higher volumes in our specialty silicas product line used in personal care and surface coatings as well as higher global Transportation Safety and EGM conductive sales in our Specialty Glass Materials business. The higher average selling price was principally a result of price increases in response to escalating manufacturing costs as well as increased selling prices under our cost adjusted pass-through contracts in our Performance Chemicals Americas & Australia segment.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2012 was $803.2 million, a decrease of $22.6 million, or 2.7%, compared with $825.8 million for the year ended December 31, 2011. The decrease in cost of goods sold was primarily due to favorable mix impact of $4.9 million, lower depreciation expense of $1.7 million and the favorable effects of foreign currency translation on our costs of $32.1 million, partially offset by higher volume impact of $3.3 million and higher manufacturing costs of $12.8 million.

Gross profit

Gross profit for the year ended December 31, 2012 was $281.6 million, a decrease of $7.6 million, or 2.6%, compared with $289.2 million for the year ended December 31, 2011. The decrease in gross profit was due to unfavorable volume contribution of $16.1 million, higher manufacturing costs of $12.8 million, and unfavorable effects of foreign currency translation of $9.6 million, partially offset by higher average selling price and product mix improvements of $29.2 million and lower depreciation and amortization expense of $1.7 million. The higher manufacturing costs were primarily driven by increased raw material costs of sand, soda ash, caustic soda and cullet across our geographical regions, as well as increased natural gas prices in Europe.

Selling, general and administrative expenses

SG&A expenses for the year ended December 31, 2012 were $112.1 million, a decrease of $11.6 million, or 9.4%, compared with $123.7 million for the year ended December 31, 2011. SG&A expenses were lower in the year ended December 31, 2012 due to a non-cash pension settlement cost of $6.8 million in 2011, as well as lower employee-related expenses and other general and administrative expenses.

Goodwill impairment charge

During the second quarter of the year ended December 31, 2011, we recorded a non-cash goodwill impairment charge of $65.0 million. The charge was associated with the legal restructuring of the Specialty Glass Materials business that was implemented in order to establish a separate capital structure for the business in preparation for marketing the business for sale. While the operations of the Specialty Glass Materials business improved results in terms of Adjusted EBITDA, the impairment charge was a result of two-step quantitative assessment of the reporting unit. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The amount of the goodwill impairment was calculated by comparing the implied fair value of our Specialty Glass Materials business’ goodwill with the carrying amount of that goodwill.

Other operating expense

Other operating expense for the year ended December 31, 2012 was $42.3 million, a decrease of $13.8 million, or 24.6%, compared with $56.1 million for the year ended December 31, 2011. The decrease was due to lower transaction-related costs of $7.0 million, lower asset impairment charges of $2.0 million, lower environmental-related charges of $2.5 million, lower losses on fixed asset disposals of $1.5 million, lower restructuring, plant closure and severance-related costs of $0.6 million, lower amortization expense of $0.4 million and other adjustments of $0.6 million, partially offset by higher bad debt expense of $0.8 million. The lower transaction costs were primarily associated with costs incurred in the year ended December 31, 2011 on an unsuccessful acquisition of target companies in the Specialty Glass Materials business and the legal restructuring of the Specialty Glass Materials business. In addition, we recorded a change in liability of $0.2 million and $0.9 million due to the INEOS Group during 2012 and 2011 for potential UK tax benefits, respectively, a favorable change of $0.7 million. The INEOS Group liability relates to potential multi-year UK tax benefits received as a result of the INEOS Silicas acquisition in July 2008. We are contractually obligated to make a payment on an annual basis based on our UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement.

Equity in net income of affiliated companies

Equity in net income of affiliated companies for the year ended December 31, 2012 was $26.2 million, an increase of $5.3 million, or 25.4%, compared with $20.9 million for the year ended December 31, 2011. Equity in net income of affiliates was net of $2.6 million and $2.7 million of amortization expense related to purchase accounting fair value adjustments for the years ended December 31, 2012 and 2011, respectively. The increase in the year ended December 31, 2012 was primarily due to higher earnings generated primarily from our Catalyst Joint Ventures, which are driven by higher volume and favorable cost reductions compared to the previous period.

Interest expense, net

Interest expense, net for the year ended December 31, 2012 was $111.2 million, a decrease of $10.0 million, or 8.3%, compared with $121.2 million for the year ended December 31, 2011. Interest expense decreased primarily due to elimination of the interest rate swaps that expired in January 2012 as interest rates on our swaps were at a rate higher than current market rates. This was partially offset by higher interest expense due to the change in our debt structure in May 2011 as a result of the legal restructuring of the Specialty Glass Materials business and the change in our debt structure in November 2012 as well as higher amortization of deferred financing fees, debt discount and interest hedge premium.

Debt extinguishment costs

On April 2, 2012, we recorded debt extinguishment costs of $0.6 million due to the repayment of the outstanding balance on our revolver of $186.8 million and conversion of the $200 million revolver into the Performance Chemicals and Catalysts first lien term loan. During the second quarter of the year ended December 31, 2011, we recorded debt extinguishment costs of $2.3 million due to a partial repayment of our Performance Chemicals and Catalysts first lien term loan as a result of the change in our debt structure due to the legal restructuring of the Specialty Glass Materials business.

On November 8, 2012, we refinanced the existing debt structure and repaid all of the existing senior secured term loans resulting in debt extinguishment costs of $19.5 million. We incurred early debt repayment fees of $3.4 million that were recorded in debt extinguishment costs. We also recorded $2.3 million of new creditor and third-party financing costs and $0.1 million of prepaid administrative fees as debt extinguishment costs. In addition, previous unamortized deferred financing costs of $10.0 million and original issue discount of $3.7 million associated with the old debt were written off.

Other (income) expense

Other (income) expense was $3.8 million of income for the year ended December 31, 2012, a favorable change of $9.3 million, compared with $5.5 million of expense for the year ended December 31, 2011. Other (income)

expense primarily consisted of foreign currency gains of $1.8 million in the year ended December 31, 2012 compared to foreign currency losses of $5.6 million in the year ended December 31, 2011, a favorable change of $7.4 million. The change in foreign currency gain/loss in the year ended December 31, 2012 was driven by a weakening U.S. dollar on intercompany debt denominated in foreign currencies translated to U.S. dollars. In addition, we reversed an opening balance sheet accrual associated with the INEOS Silicas acquisition for $0.6 million. Other various non-operating expenses decreased approximately $0.6 million compared to the prior year. Adding to the favorability was higher mark-to-market gains associated with the plan assets of our supplemental retirement plan of $1.1 million in the year ended December 31, 2012 compared to $0.4 million in the year ended December 31, 2011.

Provision (benefit) for income taxes

The provision (benefit) for income taxes for the year ended December 31, 2012 was a provision of $18.9 million compared with a benefit of $0.3 million for the year ended December 31, 2011. The difference was due primarily to an increase of income before income taxes in the year ended December 31, 2012 compared to the year ended December 31, 2011 and an increase in the U.S. tax cost for repatriation of foreign earnings.

The effective tax rate for the year ended December 31, 2012 was 73.1% compared with 0.6% for the year ended December 31, 2011. The increase in the effective tax rate was due in part to the increase in the year ended December 31, 2012 of the U.S. tax cost for repatriation of foreign earnings. Additionally, in the year ended December 31, 2011 we had a loss before income taxes of $63.7 million that was principally due to a $65.0 million non-deductible goodwill impairment associated with the legal restructuring of our Specialty Glass Materials business that resulted in no tax benefit. As a result, the effective income tax rate in the year ended December 31, 2011 was only 0.6%.

Net income (loss) attributable to PQ Holdings Inc.

For the foregoing reasons and after the effect of the non-controlling interest in earnings of subsidiaries for each period presented, net income attributable to PQ Holdings Inc. was $5.2 million for the year ended December 31, 2012 compared with net loss attributable to PQ Holdings Inc. of $65.4 million for the year ended December 31, 2011.

Segment Information Overview

	Sales	Gross profit	Equity in net income of affiliates	Adjusted EBITDA(3)
	(in millions)
For the year ended December 31, 2012
Performance Chemicals Americas & Australia	$412.1	$110.7	$—	$104.7
Performance Chemicals EMEA & Asia	335.7	68.6	0.5	64.8
Catalysts(1)	137.2	63.1	28.3	51.8
Specialty Glass Materials	310.2	81.1	—	59.9

	1,195.2	323.5	28.8	281.2
Corporate and eliminations(2)(3)	(110.4)	(41.9)	(2.6)	(12.5)

Total	$1,084.8	$281.6	$26.2	$268.7
For the year ended December 31, 2011
Performance Chemicals Americas & Australia	$414.8	$105.7	$—	$102.6
Performance Chemicals EMEA & Asia	359.1	81.2	0.5	80.0
Catalysts(1)	161.0	68.9	23.1	56.5
Specialty Glass Materials	298.6	72.3	—	52.3

	1,233.5	328.1	23.6	291.4
Corporate and eliminations(2)(3)	(118.5)	(38.9)	(2.7)	(16.8)

Total	$1,115.0	$289.2	$20.9	$274.6

(1)	Includes our company’s proportionate shares of sales and gross profit from the Catalyst Joint Ventures. The proportionate share of sales included in the Catalysts segment are $87.3 million and $99.0 million for the years ended December 31, 2012 and 2011, respectively. The proportionate share of gross profit included in the Catalysts segment is $40.3 million and $37.3 million for the years ended December 31, 2012 and 2011, respectively.
(2)	In accordance with U.S. GAAP, we eliminate the sales of $87.3 million and $99.0 million and gross profit of $40.3 million and $37.3 million for the Catalysts equity investees, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2012 and 2011, respectively.
(3)	Corporate costs are not allocated to segment Adjusted EBITDA results.

Performance Chemicals Americas & Australia

	Year ended December 31,		Change
	2012	2011	$	%
	(in millions, except percentages)
Sales	$412.1	$414.8	$(2.7)	(0.7)%
Volume effect			(4.0)	(1.0)%
Price/mix effect			13.1	3.2%
Foreign exchange rate effect			(11.8)	(2.9)%
Gross profit	110.7	105.7	5.0	4.7%
Gross margin	26.9%	25.5%
Adjusted EBITDA	$104.7	$102.6	$2.1	2.0%
Adjusted EBITDA margin	25.4%	24.7%

Sales in the Performance Chemicals Americas & Australia segment for the year ended December 31, 2012 were $412.1 million, a decrease of $2.7 million, or 0.7%, compared to sales of $414.8 million for the year ended December 31, 2011. The decrease in sales, as compared to the same period in the prior year, was primarily due to lower volumes of $4.0 million and the unfavorable effects of foreign currency translation of $11.8 million, partially offset by higher average selling price and product mix improvements of $13.1 million. The stronger dollar across most of our major currencies, including, but not limited to, the Brazilian real and the Mexican peso, negatively impacted our sales. The lower volume was primarily due to lower sodium silicate, detergent zeolite, potassium silicate and metasilicates sales, partially offset by higher volumes in our magnesium sulfate and our specialty silicas product line used in personal care and surface coatings. Sales in our detergent zeolite product line were lower as our customers have reformulated a smaller portion of our detergent zeolite and switched from powder detergents to less zeolite-intensive liquid detergents. The higher average selling price was principally a result of price increases in response to escalating manufacturing costs as well as increased selling prices under our cost adjusted pass-through contracts.

Gross profit for the year ended December 31, 2012 was $110.7 million, an increase of $5.0 million, or 4.7%, compared with $105.7 million for the year ended December 31, 2011. Gross margin increased to 26.9% from 25.5% from the prior year period. The increase in gross profit was due to higher average selling price and product mix improvements of $16.1 million and lower depreciation and amortization expense of $0.7 million, partially offset by unfavorable volume contribution of $4.8 million, higher manufacturing costs of $3.8 million and the unfavorable effects of foreign currency translation of $3.2 million. The higher manufacturing costs were primarily driven by increased raw material costs of sand, soda ash and caustic soda across our geographical regions.

Adjusted EBITDA for the year ended December 31, 2012 was $104.7 million, an increase of $2.1 million, or 2.0%, compared to $102.6 million for the year ended December 31, 2011. Adjusted EBITDA margin increased to 25.4% from 24.7% from the prior year period. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Performance Chemicals EMEA & Asia

	Year ended December 31,		Change
	2012	2011	$	%
	(in millions, except percentages)
Sales	$335.7	$359.1	$(23.4)	(6.5)%
Volume effect			(5.3)	(1.5)%
Price/mix effect			4.5	1.3%
Foreign exchange rate effect			(22.6)	(6.3)%
Gross profit	68.6	81.2	(12.6)	(15.5)%
Gross margin	20.4%	22.6%
Equity in net income of affiliated companies	0.5	0.5	—	0.0%
Adjusted EBITDA	$64.8	$80.0	$(15.2)	(19.0)%
Adjusted EBITDA margin	19.3%	22.3%

Sales in the Performance Chemicals EMEA & Asia segment for the year ended December 31, 2012 were $335.7 million, a decrease of $23.4 million, or 6.5%, compared to sales of $359.1 million for the year ended December 31, 2011. The decrease in sales, as compared to the same period in the prior year, was primarily due to lower volumes of $5.3 million and the unfavorable effects of foreign currency translation of $22.6 million, partially offset by higher average selling price and product mix improvements of $4.5 million. The stronger dollar across most of our major currencies, including, but not limited to the Euro, negatively impacted our sales. The lower volume was primarily due to lower sales in detergent zeolite, sodium silicate, metasilicates and spray dried silicates, partially offset by higher volumes in our specialty silicas product line used in personal care and surface coatings. Sales in our detergent zeolite product line were lower as our customers have reformulated a smaller portion of our detergent zeolite and switched from powder detergents to less zeolite-intensive liquid detergents. The higher average selling price is principally a result of price increases in response to escalating manufacturing costs.

Gross profit for the year ended December 31, 2012 was $68.6 million, a decrease of $12.6 million, or 15.5%, compared with $81.2 million for the year ended December 31, 2011. Gross margin decreased to 20.4% from 22.6% from the prior year period. The decrease in gross profit was due to unfavorable volume contribution of $3.2 million, higher manufacturing costs of $12.0 million and the unfavorable effects of foreign currency translation of $4.6 million, partially offset by higher average selling price and product mix improvements of $4.9 million and lower depreciation and amortization expense of $2.3 million. The higher manufacturing costs were primarily driven by increased raw material costs of soda ash and caustic soda across our geographical regions, as well as increased natural gas prices in Europe.

Adjusted EBITDA for the year ended December 31, 2012 was $64.8 million, a decrease of $15.2 million, or 19.0%, compared to $80.0 million for the year ended December 31, 2011. Adjusted EBITDA margin decreased to 19.3% from 22.3% from the prior year period. The decrease was primarily driven by the decrease in gross profit noted above, excluding the impact of depreciation and amortization. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Catalysts

Sales in the table below are presented on the same basis in which we manage our businesses, which includes the proportionate consolidation of our Catalyst Joint Ventures. This presentation differs from our sales in the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP. Catalyst Joint Ventures represents our proportionate share of sales, gross profit and Adjusted EBITDA, as applicable, from our Catalyst Joint Ventures. Since we use the equity method of accounting for the Catalyst Joint Ventures in our consolidated financial statements, in accordance with U.S. GAAP, we eliminate these revenues and gross profit when reconciling to our consolidated results of operations.

	Year ended December 31,		Change
	2012	2011	$	%
	(in millions, except percentages)
Sales
Silica Catalysts	$49.9	$62.0	$(12.1)	(19.5)%
Catalyst Joint Ventures	87.3	99.0	(11.7)	(11.8)%

	137.2	161.0	(23.8)	(14.8)%
Equity investee eliminations(1)	(87.3)	(99.0)	11.7	11.8%

	49.9	62.0	(12.1)	(19.5)%
Volume effect			(11.4)	(18.4)%
Price/mix effect			0.9	1.5%
Foreign exchange rate effect			(1.6)	(2.6)%
Gross profit
Silica Catalysts	22.8	31.6	(8.8)	(27.8)%
Catalyst Joint Ventures	40.3	37.3	3.0	8.0%

	63.1	68.9	(5.8)	(8.4)%
Equity investee eliminations(2)	(40.3)	(37.3)	(3.0)	(8.0)%

	22.8	31.6	(8.8)	(27.8)%

	Year ended December 31,		Change
	2012	2011	$	%
	(in millions, except percentages)
Gross margin
Silica Catalysts	45.7%	51.0%
Catalyst Joint Ventures	46.2%	37.7%

Equity in net income of affiliated companies(3)	28.3	23.1	5.2	22.5%

Adjusted EBITDA
Silica Catalysts	20.1	30.1	(10.0)	(33.2)%
Catalyst Joint Ventures	31.7	26.4	5.3	20.1%

	$51.8	$56.5	$(4.7)	(8.3)%
Adjusted EBITDA margin
Silica Catalysts	40.3%	48.5%
Catalyst Joint Ventures	36.3%	26.7%

(1)	In accordance with U.S. GAAP, we eliminate the sales of $87.3 million and $99.0 million for the Catalyst Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2012 and 2011, respectively.
(2)	In accordance with U.S. GAAP, we eliminate the gross profit of $40.3 million and $37.3 million for the Catalyst Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2012 and 2011, respectively.
(3)	Represents the equity in net income of our Catalyst Joint Ventures.

Sales in the silica catalysts product group for the year ended December 31, 2012 were $49.9 million, a decrease of $12.1 million, or 19.5%, compared to sales of $62.0 million for the year ended December 31, 2011. The decrease in sales, as compared to the same period in the prior year, was primarily due to lower volumes of $11.4 million and the unfavorable effects of foreign currency translation of $1.6 million, partially offset by higher average selling price and product mix improvements of $0.9 million. The lower volume was across several product lines due primarily to unfavorable macroeconomic conditions and competitive pressures.

Our company’s proportionate share of sales for the Catalyst Joint Ventures for the year ended December 31, 2012 were $87.3 million, a decrease of $11.7 million, or 11.8%, compared to sales of $99.0 million for the year ended December 31, 2011. The decrease in sales as compared to the same period in the prior year was primarily due to lower volumes related to aromatics of $15.1 million and hydrocracking demand of $7.5 million, offset by higher volumes of emissions control demand of $10.9 million. The lower demand for aromatics and hydrocracking was due to timing of sales as these products typically have a three to eight year life cycle. The higher demand in emissions control was driven by emissions regulations in North America.

Gross profit in the silica catalysts product group for the year ended December 31, 2012 was $22.8 million, a decrease of $8.8 million, or 27.8%, compared to gross profit of $31.6 million for the year ended December 31, 2011. The decrease in gross profit was due to unfavorable volume contribution of $9.3 million, higher manufacturing costs of $0.3 million and the unfavorable effects of foreign currency translation of $0.4 million, partially offset by higher average selling price and product mix improvements of $1.2 million.

Our company’s proportionate share of gross profit for the Catalyst Joint Ventures for the year ended December 31, 2012 was $40.3 million, an increase of $3.0 million, or 8.0%, compared with $37.3 million for the year ended December 31, 2011. The increase in gross profit was due to favorable volume contribution of $0.4 million driven by higher volumes of emissions control and de-waxing and the favorable effects of inventory adjustment of $3.4 million, partially offset by higher manufacturing costs of $0.8 million.

Equity in net income of affiliated companies for the year ended December 31, 2012 was $28.3 million, an increase of $5.2 million, compared with $23.1 million for the year ended December 31, 2011. The increase was primarily due to higher earnings generated from our Catalyst Joint Ventures, driven by higher sales and improved margins compared to the previous period.

Adjusted EBITDA for the year ended December 31, 2012 was $51.8 million, a decrease of $4.7 million, or 8.3%, compared to $56.5 million for the year ended December 31, 2011. The decrease was primarily driven by the decrease in gross profit noted above, excluding the impact of depreciation and amortization, partially offset by higher equity earnings from our Catalyst Joint Ventures. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Specialty Glass Materials

	Year ended December 31,		Change
	2012	2011	$	%
	(in millions, except percentages)
Sales	$310.2	$298.6	$11.6	3.9%
Volume effect			11.5	3.9%
Price/mix effect			5.8	1.9%
Foreign exchange rate effect			(5.7)	(1.9)%

Gross profit	81.1	72.3	8.8	12.2%
Gross margin	26.1%	24.2%

Adjusted EBITDA	$59.9	$52.3	$7.6	14.5%
Adjusted EBITDA margin	19.3%	17.5%

Sales of the Specialty Glass Materials segment for the year ended December 31, 2012 were $310.2 million, an increase of $11.6 million, or 3.9%, compared to sales of $298.6 million for the year ended December 31, 2011. The increase was primarily due to higher average selling price and product mix improvements of $5.8 million and higher volumes of $11.5 million, partially offset by the unfavorable effects of foreign currency translation of $5.7 million. The higher volume was primarily driven by higher global Transportation Safety sales and stronger conductive product line sales within our EGM product group. During this period compared to the same period in the prior year, we were able to increase our prices with certain key products in both the Transportation Safety and EGM product groups and improve our customer and product mix.

Gross profit for the year ended December 31, 2012 was $81.1 million, an increase of $8.8 million, or 12.2%, compared with $72.3 million for year ended December 31, 2011. Gross margin increased to 26.1% from 24.2% from the prior year period. The increase in gross profit was due to higher average selling price and product mix improvements of $7.0 million, lower manufacturing costs of $3.3 million and favorable volume contribution of $1.2 million, partially offset by higher depreciation and amortization expense of $1.3 million and the unfavorable effects of foreign currency translation of $1.4 million. Our manufacturing costs were lower due primarily to lower natural gas costs and other variable costs, partially offset by slightly higher cullet costs.

Adjusted EBITDA for the year ended December 31, 2012 was $59.9 million, an increase of $7.6 million, or 14.5%, compared to $52.3 million for the year ended December 31, 2011. Adjusted EBITDA margin increased to 19.3% from 17.5% from the prior year period. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization, partially offset by increased SG&A costs. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Corporate and other

For the year ended December 31, 2012, Corporate and other expenses were $12.5 million, a decrease of $4.3 million, compared to $16.8 million for the year ended December 31, 2011. The decrease was primarily due to lower employee-related costs, including performance based compensation and lower other SG&A related costs, as well as other accrual related adjustments.

Year ended December 31, 2011 compared to the year ended December 31, 2010

Highlights

The following is a summary of our financial performance for the year ended December 31, 2011 compared with the prior year ended December 31, 2010.

•	Net sales increased 2.5% to $1,115.0 million. The increase in sales was primarily due to higher average selling price and product mix improvements and foreign currency exchange variations compared to the same period in the prior year, partially offset by lower volume.

•	Gross profit increased $2.8 million to $289.2 million, yet margin decreased 40 basis points to 25.9%. Our improvement in gross profit was driven primarily by increased pricing and improved customer mix and lower depreciation costs, partially covering rising manufacturing costs.

•	Excluding the year ended December 31, 2011 goodwill impairment charge, operating income decreased $10.1 million, or 8.5%. Our operating income decrease was primarily due to higher SG&A costs, principally a pension settlement cost of $6.8 million, higher transaction-related costs, environmental-related costs and asset disposal costs, partially offset by higher gross margin. Excluding the goodwill impairment charge and the pension settlement costs, our operating income decreased $3.3 million, or 2.8%.

Analysis of operations

The following data and discussion provides an analysis of certain significant factors affecting our results of operations during the periods included in the accompanying consolidated statement of operations.

Sales

Sales for the year ended December 31, 2011 were $1,115.0 million, an increase of $27.1 million, or 2.5%, compared to sales of $1,087.9 million for the year ended December 31, 2010. The increase in sales was due to higher average selling price and product mix improvements of $47.1 million and the favorable effects of foreign currency translation of $33.9 million, partially offset by lower volumes of $53.9 million. The higher average selling price was principally a result of price increases in response to escalating manufacturing costs as well as increased selling prices under our cost adjusted pass-through contracts in our Performance Chemicals Americas & Australia segment. The weaker dollar across most of our major currencies, including, but not limited to, the Euro, Brazilian real and Mexican peso, positively impacted our sales. The lower volume was primarily due to lower detergent zeolite sales (approximately $53 million) as our customers have reformulated their products and switched from powder detergents to less zeolite-intensive liquid detergents.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2011 was $825.8 million, an increase of $24.3 million, or 3.0% compared with $801.5 million for the year ended December 31, 2010. The increase in cost of goods sold was primarily due to higher manufacturing costs of $47.6 million and the unfavorable effects of foreign currency translation on our costs of $26.0 million, partially offset by lower volume impact of $34.3 million, the favorable mix impact of $14.0 million, and lower depreciation expense of $1.0 million.

Gross profit

Gross profit for the year ended December 31, 2011 was $289.2 million, an increase of $2.8 million, or 1.0%, compared with $286.4 million for the year ended December 31, 2010. Gross profit was favorably impacted by higher average selling price and product mix improvements of $61.1 million, the favorable effects of foreign currency translation of $7.9 million, and lower depreciation and amortization expense of $1.0 million, partially offset by the net impact of higher manufacturing costs of $47.6 million and lower volume contribution of $19.6 million. The higher manufacturing costs were primarily driven by increased raw material costs of sand, soda ash, caustic soda and cullet across our geographical regions.

Selling, general and administrative expenses

SG&A expenses for the year ended December 31, 2011 were $123.7 million, an increase of $5.9 million, or 5.0%, compared with $117.8 million for the year ended December 31, 2010. SG&A expenses increased during the year due to higher employment costs, pension costs and the timing of professional fees. The higher pension costs were primarily related to a pension plan settlement charge associated with one of our foreign subsidiaries of approximately $6.8 million. This increase was partially offset by lower accrued bonus expense in the year ended December 31, 2011 compared to the year ended December 31, 2010.

Goodwill impairment charge

During the second quarter of the year ended December 31, 2011, we recorded a non-cash goodwill impairment charge of $65.0 million. The charge was associated with the legal restructuring of the Specialty Glass Materials business that was implemented in order to establish a separate capital structure for the business in preparation for marketing the business for sale. While the operations of the Specialty Glass Materials business improved results in terms of Adjusted EBITDA, the impairment charge was a result of two-step quantitative assessment of the reporting unit. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The amount of the goodwill impairment was calculated by comparing the implied fair value of our Specialty Glass Materials business’ goodwill with the carrying amount of that goodwill.

Other operating expense

Other operating expense for the year ended December 31, 2011 was $56.1 million, an increase of $7.0 million, compared with $49.1 million for the year ended December 31, 2010. The increase was due to higher transaction-related costs of $2.1 million, higher loss on disposition of assets of $3.3 million, higher environmental-related costs of $1.3 million, higher restructuring, plant closure and severance related costs of $1.2 million, higher bad debt expense of $1.0 million and other of $0.3 million, partially offset by lower asset impairment charges of $2.2 million. In addition, we recorded a change in a liability due to the INEOS Group of $0.9 million in 2011 for potential UK tax benefits and $1.1 million in 2010 for UK pension savings, a favorable change of $0.2 million. The INEOS Group liability in 2011 relates to potential multi-year UK tax benefits received as a result of the INEOS Silicas acquisition in July 2008. We are contractually obligated to make a payment on an annual basis based on our UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement.

Equity in net income of affiliated companies

Equity in net income of affiliated companies for the year ended December 31, 2011 was $20.9 million, an increase of $7.8 million, compared with $13.1 million for the year ended December 31, 2010. The increase in the year ended December 31, 2011 was primarily due to higher earnings generated primarily from our Catalyst Joint Ventures, which are driven by higher sales compared to the previous period.

Interest expense, net

Interest expense, net for the year ended December 31, 2011 was $121.2 million, an increase of $8.3 million, or 7.4%, compared with $112.9 million for the year ended December 31, 2010. Interest expense increased due to the change in our debt structure as a result of the legal restructuring of the Specialty Glass Materials business.

Debt extinguishment costs

During the second quarter of the year ended December 31, 2011, we recorded debt extinguishment costs of $2.3 million due to a partial repayment of our Performance Chemicals and Catalysts first lien term loan as a result of the change in our debt structure due to the legal restructuring of the Specialty Glass Materials business.

Other (income) expense

Other (income) expense was $5.5 million of expense for the year ended December 31, 2011, a favorable change of $5.8 million, compared with $11.3 million of expense for the year ended December 31, 2010. Other (income) expense primarily consisted of foreign currency losses of $5.6 million in the year ended December 31, 2011 compared to foreign currency losses of $13.9 million in the year ended December 31, 2010, a favorable change of $8.3 million. The decrease in foreign currency losses in the year ended December 31, 2011 was driven by a weakened U.S. dollar on intercompany debt denominated in local currencies translated to U.S. dollars. Partially offsetting this favorability was the absence of the reversal of a contingency accrual of $3.4 million related to an employee discrimination lawsuit that was recorded in the fourth quarter of the year ended December 31, 2010.

Provision (benefit) for income taxes

The provision (benefit) for income taxes for the year ended December 31, 2011 was a benefit of $0.3 million compared with a benefit of $4.7 million for the year ended December 31, 2010. The reduction in the amount of the income tax benefit during the year was primarily due to an increase in uncertain tax positions, an increase in foreign withholding taxes and a reduction in our state income tax benefit.

The effective tax rate for the year ended December 31, 2011 was (0.6)% compared with (55.4)% for the year ended December 31, 2010. The increase in the effective tax rate was due principally to the $65.0 million non-deductible goodwill impairment recorded in the year ended December 31, 2011 associated with the legal restructuring of our Specialty Glass Materials business that resulted in no tax benefit.

Net income (loss) attributable to PQ Holdings Inc.

For the foregoing reasons, including the $65.0 million goodwill impairment charge in the year ended December 31, 2011, and after the effect of the non-controlling interest in earnings of subsidiaries for each period presented, net loss attributable to PQ Holdings Inc. was $65.4 million for the year ended December 31, 2011 compared with net income attributable to PQ Holdings Inc. of $11.5 million for the year ended December 31, 2010.

Segment Information Overview

	Sales	Gross profit	Equity in net income of affiliates	Adjusted EBITDA(3)
(in millions)
For the year ended December 31, 2011
Performance Chemicals Americas & Australia	$414.8	$105.7	$—	$102.6
Performance Chemicals EMEA & Asia	359.1	81.2	0.5	80.0
Catalysts(1)	161.0	68.9	23.1	56.5
Specialty Glass Materials	298.6	72.3	—	52.3

	1,233.5	328.1	23.6	291.4
Corporate and eliminations(2)(3)	(118.5)	(38.9)	(2.7)	(16.8)

Total	$1,115.0	$289.2	$20.9	$274.6

For the year ended December 31, 2010

Performance Chemicals Americas & Australia	$417.2	$105.9	$—	$102.1
Performance Chemicals EMEA & Asia	356.0	85.1	0.4	83.8
Catalysts(1)	125.2	56.4	15.5	44.0
Specialty Glass Materials	279.0	68.4	—	50.4

	1,177.4	315.8	15.9	280.3
Corporate and eliminations(2)(3)	(89.5)	(29.4)	(2.8)	(26.6)

Total	$1,087.9	$286.4	$13.1	$253.7

(1)	Includes the Company’s proportionate shares of sales and gross profit from the Catalyst Joint Ventures. The proportionate share of sales included in the Catalysts segment are $99.0 million and $69.9 million for the years ended December 31, 2011 and 2010, respectively. The proportionate share of gross profit included in the Catalysts segment is $37.3 million and $28.5 million for the years ended December 31, 2011 and 2010, respectively.
(2)	In accordance with U.S. GAAP, we eliminate the sales of $99.0 million and $69.9 million and gross profit of $37.3 million and $28.5 million for the Catalyst Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2011 and 2010, respectively.
(3)	Corporate costs are not allocated to segment Adjusted EBITDA results.

Performance Chemicals Americas & Australia

	Year ended December 31,		Change
	2011	2010	$	%
	(in millions, except percentages)
Sales	$414.8	$417.2	$(2.4)	(0.6)%
Volume effect			(29.6)	(7.1)%
Price/mix effect			19.7	4.7%
Foreign exchange rate effect			7.5	1.8%

Gross profit	105.7	105.9	(0.2)	(0.2)%
Gross margin	25.5%	25.4%

Adjusted EBITDA	$102.6	$102.1	$0.5	0.5%
Adjusted EBITDA margin	24.7%	24.5%

Sales in the Performance Chemicals Americas & Australia segment for the year ended December 31, 2011 were $414.8 million, a decrease of $2.4 million, or 0.6%, compared to sales of $417.2 million for the year ended December 31, 2010. The decrease in sales, as compared to the same period in the prior year, was primarily due to lower volumes of $29.6 million, partially offset by higher average selling price and product mix improvements of $19.7 million and the favorable effects of foreign currency translation of $7.5 million. The lower volume was primarily due to lower detergent zeolite sales as our customers have reformulated their products and switched from powder detergents to less zeolite-intensive liquid detergents. The weaker dollar across most of our major currencies has positively impacted our sales. The higher average selling price was principally a result of price increases in response to escalating manufacturing costs as well as increased selling prices under our cost adjusted pass-through contracts.

Gross profit for the year ended December 31, 2011 was $105.7 million, a decrease of $0.2 million, or 0.2%, compared with $105.9 million for the year ended December 31, 2010. Gross margin increased to 25.5% from 25.4% from the prior year period. The decrease in gross profit was due to higher manufacturing costs of $17.3 million and unfavorable volume contribution of $6.2 million, partially offset by higher average selling price and product mix improvements of $21.5 million and the favorable effects of foreign currency translation of $1.8 million. The higher manufacturing costs were primarily driven by increased raw material costs of sand, soda ash and caustic soda. Our average selling price has increased as we have been able to raise prices as a result of increasing manufacturing costs and our ability to pass along increased costs through our cost adjusted pass-through contracts.

Adjusted EBITDA for the year ended December 31, 2011 was $102.6 million, an increase of $0.5 million, or 0.5%, compared to $102.1 million for the year ended December 31, 2010. Adjusted EBITDA margin increased to 24.7% from 24.5% from the prior year period. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Performance Chemicals EMEA & Asia

	Year ended December 31,		Change
	2011	2010	$	%
	(in millions, except percentages)
Sales	$359.1	$356.0	$3.1	0.9%
Volume effect			(30.7)	(8.6)%
Price/mix effect			16.8	4.7%
Foreign exchange rate effect			17.0	4.8%
Gross profit	81.2	85.1	(3.9)	(4.6)%
Gross margin	22.6%	23.9%
Equity in net income of affiliated companies	0.5	0.4	0.1	25.0%

Adjusted EBITDA	$80.0	$83.8	$(3.8)	(4.5)%
Adjusted EBITDA margin	22.3%	23.5%

Sales in the Performance Chemicals EMEA & Asia segment for the year ended December 31, 2011 were $359.1 million, an increase of $3.1 million, or 0.9%, compared to sales of $356.0 million for the year ended December 31, 2010. The increase in sales, as compared to the same period in the prior year, was primarily due to higher average selling price and product mix improvements of $16.8 million and the favorable effects of foreign currency translation of $17.0 million, partially offset by lower volumes of $30.7 million. The higher average selling price was principally a result of price increases in response to escalating manufacturing costs. The weaker dollar across most of our major currencies positively impacted our sales. The lower volume was primarily due to lower detergent zeolite sales as our customers have reformulated their products and switched from powder detergents to less zeolite-intensive liquid detergents.

Gross profit for the year ended December 31, 2011 was $81.2 million, a decrease of $3.9 million, or 4.6%, compared with $85.1 million for the year ended December 31, 2010. Gross margin decreased to 22.6% from 23.9% from the prior year period. The decrease in gross profit was due to unfavorable volume contribution of $16.1 million and higher manufacturing costs of $14.1 million, partially offset by higher average selling price and product mix improvements of $21.1 million, the favorable effects of foreign currency translation of $3.8 million and lower depreciation and amortization expense of $1.4 million. The higher manufacturing costs were primarily driven by increased raw material costs of soda ash and caustic soda across our geographical regions.

Adjusted EBITDA for the year ended December 31, 2011 was $80.0 million, a decrease of $3.8 million, or 4.5%, compared to $83.8 million for the year ended December 31, 2010. Adjusted EBITDA margin decreased to 22.3% from 23.5% from the prior year period. The decrease was primarily driven by the decrease in gross profit noted above, excluding the impact of depreciation and amortization. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Catalysts

Sales in the table below are presented on the same basis in which we manage our businesses, which includes the proportionate consolidation of our Catalyst Joint Ventures. This presentation differs from our sales in the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP. Catalyst Joint Ventures represents our proportionate share of sales, gross profit and Adjusted EBITDA, as applicable, from our Catalyst Joint Ventures. Since we use the equity method of accounting for the Catalyst Joint Ventures in our consolidated financial statements, in accordance with U.S. GAAP, we eliminate these revenues and gross profit when reconciling to our consolidated results of operations.

	Year ended December 31,		Change
	2011	2010	$	%
	(in millions, except percentages)
Sales
Silica Catalysts	$62.0	$55.3	$6.7	12.1%
Catalyst Joint Ventures	99.0	69.9	29.1	41.6%

	161.0	125.2	35.8	28.6%
Equity investee eliminations(1)	(99.0)	(69.9)	(29.1)	(41.6)%

	62.0	55.3	6.7	12.1%
Volume effect			4.8	8.7%
Price/mix effect			1.1	2.0%
Foreign exchange rate effect			0.8	1.4%
Gross profit
Silica Catalysts	31.6	27.9	3.7	13.3%
Catalyst Joint Ventures	37.3	28.5	8.8	30.9%

	68.9	56.4	12.5	22.2%
Equity investee eliminations(2)	(37.3)	(28.5)	(8.8)	(30.9)%

	31.6	27.9	3.7	13.3%
Gross margin
Silica Catalysts	51.0%	50.5%
Catalyst Joint Ventures	37.7%	40.8%

Equity in net income of affiliated companies(3)	23.1	15.5	7.6	49.0%

Adjusted EBITDA
Silica Catalysts	30.1	26.0	4.1	15.8%
Catalyst Joint Ventures	26.4	18.0	8.4	46.7%

	$56.5	$44.0	$12.5	28.4%

Adjusted EBITDA margin
Silica Catalysts	48.5%	47.0%
Catalyst Joint Ventures	26.7%	25.8%

(1)	In accordance with U.S. GAAP, we eliminate the sales of $99.0 million and $69.9 million for the Catalyst Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2011 and 2010, respectively.
(2)	In accordance with U.S. GAAP, we eliminate the gross profit of $37.3 million and $28.5 million for the Catalyst Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2011 and 2010, respectively.
(3)	Represents the equity in net income of our Catalyst Joint Ventures.

Sales in the silica catalysts product group for the year ended December 31, 2011 were $62.0 million, an increase of $6.7 million, or 12.1%, compared to sales of $55.3 million for the year ended December 31, 2010. The increase in sales, as compared to the same period in the prior year, was primarily due to higher volumes of $4.8 million, higher average selling price and product mix improvements of $1.1 million and the favorable effects of foreign currency translation of $0.8 million.

Our company’s proportionate share of sales for the Catalyst Joint Ventures for the year ended December 31, 2011 were $99.0 million, an increase of $29.1 million, or 41.6%, compared to sales of $69.9 million for the year ended December 31, 2010. The increase in sales as compared to the same period in the prior year was primarily due to higher volumes related to emissions control demand of $9.1 million, hydrocracking demand of $5.3 million and aromatics demand of $14.7 million. The higher demand in emissions control was driven by emissions regulations in North America. Hydrocracking and aromatics demand was up primarily due to timing of catalyst replacement. The products in hydrocracking and aromatics typically have a three to eight year life cycle.

Gross profit in the silica catalysts product group for the year ended December 31, 2011 was $31.6 million, an increase of $3.7 million, or 13.3%, compared with $27.9 million for the year ended December 31, 2010. The increase in gross profit was due to favorable volume contribution of $4.6 million, higher average selling price and product mix improvements of $0.4 million, and the favorable effects of foreign currency translation of $0.2 million, partially offset by higher manufacturing costs of $0.9 million and higher depreciation and amortization of $0.6 million.

Our company’s proportionate share of gross profit for the Catalyst Joint Ventures for the year ended December 31, 2011 was $37.3 million, an increase of $8.8 million, or 30.9%, compared with $28.5 million for the year ended December 31, 2010. The increase in gross profit was due to favorable contribution of $10.6 million from higher volumes as a result of increased emissions control, de-waxing, and hydrocracking and favorable inventory adjustment of $0.1 million, partially offset by higher manufacturing costs of $1.1 million and higher depreciation and amortization expense of $0.8 million.

Equity in net income of affiliated companies for the year ended December 31, 2011 was $23.1 million, an increase of $7.6 million, compared with $15.5 million for the year ended December 31, 2010. The increase was primarily due to higher earnings generated from our Catalyst Joint Ventures, driven by higher sales and improved margins compared to the previous period.

Adjusted EBITDA for the year ended December 31, 2011 was $56.5 million, an increase of $12.5 million, or 28.4%, compared to $44.0 million for the year ended December 31, 2010. The increase was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization, as well as higher equity earnings from our Catalyst Joint Ventures. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Specialty Glass Materials

	Year ended December 31,		Change
	2011	2010	$	%
	(in millions, except percentages)
Sales	$298.6	$279.0	$19.6	7.0%
Volume effect			1.5	0.5%
Price/mix effect			9.5	3.4%
Foreign exchange rate effect			8.6	3.1%
Gross profit	72.3	68.4	3.9	5.7%
Gross margin	24.2%	24.5%
Adjusted EBITDA	$52.3	$50.4	$1.9	3.8%
Adjusted EBITDA margin	17.5%	18.1%

Sales of the Specialty Glass Materials segment for the year ended December 31, 2011 were $298.6 million, an increase of $19.6 million, or 7.0%, compared to sales of $279.0 million for the year ended December 31, 2010. The increase was primarily due to higher average selling price and product mix improvements of $9.5 million, higher volumes of $1.5 million, and the favorable effects of foreign currency translation of $8.6 million. The higher average selling price was principally a result of price increases, partly in response to higher raw material costs.

Gross profit for the year ended December 31, 2011 was $72.3 million, an increase of $3.9 million, or 5.7%, compared with $68.4 million for the year ended December 31, 2010. Gross margin decreased slightly to 24.2% from 24.5% from the prior year period. The increase in gross profit was due to higher average selling price and product mix improvements of $18.1 million, the favorable effects of foreign currency translation of $2.1 million and lower depreciation and amortization expense of $0.2 million, partially offset by higher manufacturing costs of $14.6 million and unfavorable volume contribution of $1.9 million. The higher manufacturing costs were primarily driven by higher cullet, certain precious metals and transportation costs.

Adjusted EBITDA for the year ended December 31, 2011 was $52.3 million, an increase of $1.9 million, or 3.8%, compared to $50.4 million for the year ended December 31, 2010. Adjusted EBITDA margin decreased slightly to 17.5% from 18.1% from the prior year period. The increase in Adjusted EBITDA was primarily driven by the increase in gross profit noted above, excluding the impact of depreciation and amortization, partially offset by increased SG&A costs. See Note 23 in the Notes to Audited Consolidated Financial Statements.

Corporate and other

For the year ended December 31, 2011, Corporate and other expenses were $16.8 million compared to $26.6 million for the year ended December 31, 2010, a decrease of $9.8 million. The decrease was primarily due to lower employee-related costs, including performance-based compensation, lower other SG&A related costs, as well as other accrual related adjustments.

Financial Condition, Liquidity and Capital Resources

Our primary sources of liquidity consist of cash flows from operations, existing cash balances as well as funds available under the revolving portion of our senior secured credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources of funds. Our primary liquidity requirements include funding working capital requirements (primarily inventory and accounts receivable, net of accounts payable and other accrued liabilities), debt service requirements and capital expenditures. Historically, our primary capital expenditures have been for maintenance of business. However, for the year ended December 31, 2012, we spent approximately $45.2 million in maintenance capital expenditures, which include spending on maintenance of business, cost savings initiatives and health, safety and environmental initiatives, and $20.3 million in expansion capital expenditures, which include spending to drive organic sales growth.

We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds.” We may also pay existing debt or repurchase the 2018 Notes if market conditions are favorable and the 2018 Notes Indenture permits such repayment or repurchase. We expect that our primary future cash needs will be debt service, funding working capital requirements and capital expenditures. We expect our continuing maintenance capital expenditures to be in the range of $55.0 million to $65.0 million annually. Our expansion capital expenditures are expected to be $50.0 million to $55.0 million annually over the next two years, to be used primarily to increase capacity in our Catalysts business. We believe that our existing cash, cash equivalents and cash flows from operations, combined with availability under our revolving credit facility, will be sufficient to meet our presently anticipated future cash needs. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements. We may, from time to time, increase borrowings under our revolving credit facility to meet our future cash needs. As of September 30, 2013, we had cash and cash equivalents of $135.7 million and availability of $144.1 million under our revolving credit facility, after giving effect to $5.9 million of outstanding letters of credit.

As of September 30, 2013, our total indebtedness was $1,793.1 million, with up to $144.1 million of available borrowings under our revolving credit facility, after giving effect to $5.9 million of outstanding letters of credit. Our liquidity requirements are significant, primarily due to debt service requirements. Our cash interest expense for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012 was approximately $68.6 million and $99.4 million, respectively. A one percent change in assumed interest rates for our variable interest senior secured credit facilities would have an annual impact of approximately $12.3 million on interest expense.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our management believes that our cash on hand, together with cash from operations and, if required, borrowings under the revolving portion of our senior secured credit facilities, will be sufficient for our cash requirements for the next twelve months.

Cash flow

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in millions)
Net cash provided by (used in)
Operating activities	$70.2	$35.9	$85.0	$72.4	$62.3
Investing activities	(47.1)	(52.9)	(66.2)	(80.6)	(47.6)
Financing activities	(10.2)	(0.8)	(0.9)	(5.9)	(14.4)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	(1.4)	(1.8)	(3.5)	—
Net change in cash and cash equivalents	11.2	(19.2)	16.1	(17.6)	0.3
Cash and cash equivalents at beginning of period	$124.5	$108.4	$108.4	$126.0	$125.7
Cash and cash equivalents at end of period	$135.7	$89.2	$124.5	$108.4	$126.0

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in millions)
Working capital changes that provided (used) cash:
Receivables	$(33.6)	$(29.3)	$(0.9)	$7.3	$(9.6)
Inventories	3.0	6.9	(11.0)	(6.7)	(12.3)
Prepaids and other current assets	3.8	(5.8)	2.7	(2.1)	(3.1)
Accounts payable	2.4	(2.6)	(2.7)	5.1	1.9
Accrued liabilities	11.4	(14.2)	(6.5)	(8.1)	(6.7)
Other, net	(1.0)	(0.9)	0.6	1.0	1.9

Total	$(14.0)	$(45.9)	$(17.8)	$(3.5)	$(27.9)

Nine-month period ended September 30, 2013 compared to the nine-month period ended September 30, 2012

Net cash provided by operating activities was $70.2 million for the nine-month period ended September 30, 2013 compared to $35.9 million during the same period in 2012. Cash generated by operating earnings after giving effect to non-cash items recognized in the income statement during the period were higher during the nine-month period ended September 30, 2013 by $2.4 million compared to the same period in the prior year. Cash used by working capital during the nine-month period ended September 30, 2013 was a $31.9 million lower compared to the same period in 2012. Working capital for the nine-month period ended September 30, 2013 and 2012 used cash of $14.0 million and $45.9 million, respectively. The decrease in cash used by working capital of $31.9 million compared to the same period in the prior year was primarily due to favorable changes in accrued liabilities, prepaid expenses and other current assets, and trade accounts payable, partially offset by unfavorable changes in accounts receivable and inventory. The favorable change in accrued liabilities was principally due to the timing of our cash interest payments under the new debt structure, as well as changes in other accrued liabilities, including the change in a liability due to the INEOS Group in the amount of $4.3 million recorded during the third quarter of 2013 in other operating expense, net. The reduction in prepaid and other current assets was primarily due to an increase in cash collateral in 2012, not reflected in 2013. The favorable change in trade accounts payable was due to timing of payments. The unfavorable change in accounts receivable was due to the timing of sales in the Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia segments. The unfavorable inventory change was principally the result of the timing of inventory build in 2012 in Performance Chemicals EMEA & Asia and to lower than planned 2013 sales in our Specialty Glass Materials business.

Net cash used in investing activities was $47.1 million for the nine-month period ended September 30, 2013 compared to $52.9 million during the same period in 2012. The lower cash used in investing activities compared to the prior year period was primarily due to lower capital spending of approximately $5.6 million for the same period in 2012. The reduced capital spending was primarily due to the timing of our expansion capital expenditures.

Net cash used in financing activities was $10.2 million for the nine-month period ended September 30, 2013 compared to $0.8 million during the same period in 2012. The change in cash used by financing activities was primarily driven by the change in debt structure and the increase in required quarterly debt payments.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net cash provided by operating activities was $85.0 million for the year ended December 31, 2012 compared to $72.4 million during the same period in the year ended December 31, 2011. Cash generated by operating earnings after giving effect to non-cash items recognized in the income statement during the period were higher during the year ended December 31, 2012 by $26.8 million compared to the same period in the prior year. Offsetting this was higher cash used by working capital during the year ended December 31, 2012 compared to the year ended December 31, 2011. Working capital for the years ended December 31, 2012 and 2011 used cash of $17.8 million and $3.5 million, respectively. The increase in cash used by working capital of $14.3 million compared to the prior year was primarily due to unfavorable changes in accounts receivable, inventory and accounts payable, partially offset by favorable changes in prepaids and accrued liabilities. The unfavorable change in accounts receivable was driven by lower than typical volume in the fourth quarter 2011 in Europe and higher Transportation Safety sales at the end of 2010 in Specialty Glass Materials, partially offset by lower sales in December 2012 in the Performance Chemicals business from customer destocking. The unfavorable change in inventory was due primarily to inventory build year over year in Performance Chemicals business despite the sales drop off in December 2012. The unfavorable change in accounts payable was driven by timing of raw material purchases and capital spending.

Net cash used in investing activities was $66.2 million for the year ended December 31, 2012 compared to $80.6 million during the same period in 2011. The lower cash used in investing activities compared to the prior year period was primarily due to the lower capital spending of approximately $14.3 million for the same period in 2011. The lower capital spending was primarily due to the timing of both our maintenance capital expenditures and our expansion capital expenditures.

Net cash used in financing activities was $0.9 million for the year ended December 31, 2012 compared to $5.9 million during the same period in 2011. The change in cash used in financing activities was primarily driven by the refinancing of the existing debt structure in November 2012, the refinancing of the revolving credit facility and first lien debt in April 2012, and the change in our debt structure as a result of the legal restructuring of the Specialty Glass Materials business in May 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash provided by operating activities was $72.4 million for the year ended December 31, 2011 compared to cash provided by operating activities of $62.3 million during the same period in 2010. The primary contributor to the higher cash provided by operating activities from the prior year was an increase in cash provided by working capital during the year ended December 31, 2011 compared to the year ended December 31, 2010, partially offset by lower operating earnings, after giving effect to non-cash items recognized in the income statement during the period. Working capital for the year ended December 31, 2011 and the year ended December 31, 2010 used cash of $3.5 million and $27.9 million, respectively. The decrease in cash used in working capital of $24.4 million compared to the prior year was primarily due to favorable changes in accounts receivable, inventories, prepaids and other current assets and accounts payable, partially offset by unfavorable changes in accrued liabilities. The change in accounts receivable is due to the volume decline in the Performance Chemicals business, principally related to the zeolite decline in Europe. The change in accrued liabilities is due to an increase in certain professional fees.

Net cash used in investing activities was $80.6 million for the year ended December 31, 2011 compared to $47.6 million during the same period in 2010. The higher cash used in investing activities compared to the prior year was primarily due to the higher capital spending of approximately $32.1 million compared to the same period in 2010. The higher capital spending was due to additional capital for expansion growth projects primarily in our Indonesian location as well as expansion spending on certain projects in our Performance Chemicals, Catalysts and Specialty Glass Materials businesses.

Net cash used in financing activities was a cash use of $5.9 million for the year ended December 31, 2011 compared to net cash used in financing activities of $14.4 million during the same period in 2010. The change in cash used in financing activities was primarily due to the change in our debt structure as a result of the legal restructuring of the Specialty Glass Materials business. In addition, during the third quarter of the year ended December 31, 2011, we entered into interest rate hedge arrangements resulting in a $4.4 million premium paid to cap the interest rates on our term debt at specified interest rate levels through 2014.

Debt

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in millions)
Performance Chemicals and Catalysts term loans	$—	$1,511.8	$—	$1,316.1	$1,565.1
Performance Chemicals and Catalysts revolving credit facility	—	—	—	186.8	186.8
Specialty Glass Materials term loans	—	258.2	—	259.3	—
Specialty Glass Materials revolving credit facility	—	—	—	—	—
Term loan facility	1,190.4	—	1,178.4	—	—
Revolving credit facility	—	—	—	—	—
2018 Notes	600.0	—	600.0	—	—
Other	2.7	3.3	3.0	3.4	5.2

	1,793.1	1,773.3	1,781.4	1,765.6	1,757.1
Less: current portion	(15.0)	(4.9)	(15.2)	(4.9)	(16.6)

Total	$1,778.1	$1,768.4	$1,766.2	$1,760.7	$1,740.5

As of September 30, 2013 our total debt, including $2.7 million of other foreign debt and excluding the original issue discount of $35.3 million for our senior secured credit facilities, was $1,828.4 million. Our net debt, excluding $2.7 million of other foreign debt and including cash of $135.7 million was $1,690.0 million. Our total liquidity as of September 30, 2013 equals $279.8 million, which represents our cash on hand of $135.7 million plus our excess availability under our revolving credit facility of $144.1 million, after giving effect to $5.9 million of outstanding letters of credit.

Former Senior Secured Credit Facilities

Our former senior secured credit facilities include the Performance Chemicals and Catalysts senior secured credit facilities, consisting of the Performance Chemicals and Catalysts first lien term loan of $1,056.1 million outstanding as of September 30, 2012 with a maturity date of July 30, 2014, and the Performance Chemicals and Catalysts second lien term loan of $460.0 million outstanding as of September 30, 2012 with a maturity date of July 30, 2015, and the Specialty Glass Materials senior secured credit facilities, consisting of the Specialty Glass Materials first lien term loan of $148.1 million outstanding as of September 30, 2012 with a maturity date of May 6, 2017, the Specialty Glass Materials second lien term loan of $112.5 million outstanding as of September 30, 2012 with a maturity date of November 6, 2017, and the Specialty Glass Materials revolving credit facility, which provided for up to $40.0 million in revolving credit borrowings. Our former senior secured credit facilities were repaid in connection with entering into our senior secured credit facilities and issuing the 2018 Notes on November 8, 2012.

Senior Secured Credit Facilities

Our senior secured credit facilities include our term loan of $1,225.7 million outstanding as of September 30, 2013 with a maturity date of August 7, 2017, and the revolving credit facility with a maturity date of May 8, 2017. As of September 30, 2013, there was $144.1 million of revolving credit borrowings available under the revolving credit facility, after giving effect to $5.9 million of outstanding letters of credit.

We, along with our holding company, CPQ MIDCO I Corporation, entered into the credit agreement governing our senior secured credit facilities with Credit Suisse AG, Cayman Islands Branch, as administrative agent, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., Jefferies Finance LLC and Mizuho Corporate Bank, Ltd., as joint lead arrangers and bookrunners, and other agents and lenders party thereto on November 8, 2012. Our senior secured credit facilities consist of a term loan facility and a revolving credit facility. Our term loan facility of up to $1,220.0 million was used to fund, in part, the repayment of our former senior secured credit facilities. Our revolving credit facility provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $150.0 million, with a letter of credit sublimit of $35 million. Revolving loans bear interest at a floating rate which can be, at our option, either (i) a Eurodollar rate for a specified interest period plus an applicable margin or (ii) an alternate base rate plus an applicable margin, in either case, subject to a Eurodollar rate floor of 1.00% or a base rate floor of 2.00%, in the case of our term loan facility. The applicable margin for revolving loans is subject to an adjustment based on our net first lien leverage ratio.

The following fees are applicable under our revolving credit facility: (i) an unused line fee of 0.50% per annum, subject to an adjustment based on our net first lien leverage ratio, with respect to the unused portion of our revolving credit facility; (ii) a per annum letter of credit participation fee on the aggregate stated amount of each letter of credit available to be drawn equal to the applicable margin for Eurodollar rate loans; (iii) a letter of credit fronting fee equal to 0.125% per annum (or 0.25% per annum if the letter of credit is provided by Credit Suisse AG, Cayman Islands Branch or JPMorgan Chase Bank, N.A.) on the daily amount of each letter of credit available to be drawn; and (iv) certain other customary fees and expenses.

Our term loan facility amortizes in equal quarterly installments in an amount equal to 1.00% per annum of the original principal amount thereof, with the remaining balance due at final maturity.

On February 15, 2013, we, along with our holding company, CPQ MIDCO I Corporation, Credit Suisse AG, Cayman Islands Branch, as administrative agent, swing line lender, a letter of credit issuer, and term lender, and

JPMorgan Chase Bank, N.A. as a letter of credit issuer, entered into Refinancing Amendment No. 1 to our credit agreement, or the Refinancing, pursuant to which we re-priced and increased the amount of our senior secured term loan and extended the maturity and amortization of that loan. Under the terms of the Refinancing, the original $1,220.0 million senior secured term loan was replaced with a new $1,235.0 million senior secured term loan, with a maturity date extended from May 8, 2017 to August 7, 2017, with a corresponding adjustment to the amortization of the principal of the term loan. Borrowings under the senior secured term loan can be, at our option, either (i) Eurodollar rate plus an applicable margin (subject to a floor of 1.00%) or (ii) base rate plus an applicable margin (subject to a base rate floor of 2.00%). With respect to the senior secured term loan, the Refinancing decreased the applicable margin for Eurodollar rate borrowings from 4.25% per annum to 3.50% per annum and for base rate borrowings from 3.25% per annum to 2.50% per annum. The Refinancing also extended the 1% soft call prepayment premium applicable to the senior secured term loan until February 17, 2014 (which is one year following the effective date of the Refinancing). Substantially all other terms are consistent with the terms of the senior secured term loan under the November 8, 2012 credit agreement.

Subject to certain conditions, without the consent of the then existing lenders (but subject to the receipt of commitments), our term loan facility and/or our revolving credit facility may be increased by (or additional term loan facilities may be added in) an aggregate amount (for both the term loans and revolving loans) not to exceed the greater of (i) $250.0 million and (ii) an amount that does not cause our net first lien leverage ratio to exceed 4.25 to 1.00.

We may voluntarily prepay loans or reduce commitments under our senior secured credit facilities, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty, except that certain refinancings of our term loan facility on or prior to February 17, 2014 will be subject to a prepayment premium of 1.0% of the principal amount prepaid. We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds.”

We must prepay our term loan facility with the net cash proceeds of asset sales, casualty and condemnation events, the incurrence or issuance of indebtedness (other than indebtedness permitted to be incurred under our senior secured credit facilities unless specifically incurred to refinance a portion of our senior secured credit facilities) and 50% of excess cash flow (such percentage to be subject to reduction based on the achievement of specified net first lien leverage ratios), in each case, subject to certain reinvestment rights and other exceptions.

Our obligations under our senior secured credit facilities are guaranteed by CPQ MIDCO I Corporation and each of our current and future direct and indirect domestic subsidiaries (as well as Potters Holdings L.P. and Potters Holdings GP, Ltd.) other than (i) subsidiaries designated as unrestricted, (ii) certain immaterial subsidiaries, (iii) any subsidiary that is prohibited by applicable law or certain contractual obligations from guaranteeing our senior secured credit facilities or which would require governmental approval to provide a guarantee, (iv) not-for-profit subsidiaries, if any, (v) any direct or indirect domestic subsidiary of a foreign subsidiary, (vi) any wholly-owned, domestic subsidiary, substantially all of the assets of which constitute the equity of foreign subsidiaries, (vii) non-wholly owned subsidiaries, (viii) any subsidiary, a guarantee by which would result in adverse tax consequences, and (ix) certain special purpose entities. Our obligations under our senior secured credit facilities are secured by a first priority lien on substantially all of the assets of the borrower and each guarantor, including our capital stock and the capital stock of all direct domestic subsidiaries of the borrower and each guarantor (other than any domestic subsidiary, substantially all of the assets of which constitute the equity of foreign subsidiaries) and 65% of the capital stock of material first-tier foreign subsidiaries and any domestic subsidiary, substantially all of the assets of which constitute the equity of foreign subsidiaries, in each case subject to certain exceptions. Our subsidiaries that guarantee our senior secured credit facilities guarantee the 2018 Notes.

Our senior secured credit facilities contain customary negative covenants, including, but not limited to, restrictions on our and our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates, or change our fiscal year. We are also required to maintain a maximum net first lien leverage ratio, tested on a quarterly basis.

Our senior secured credit facilities contain a negative covenant restricting certain activities of CPQ Midco I Corporation. Our senior secured credit facilities contain customary affirmative covenants, including, but not limited to, delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, payment of material taxes and other claims, maintenance of properties and insurance, maintenance of books and records, access to properties and records for inspection by administrative agent and lenders, compliance with applicable laws and regulations, including environmental laws, further assurances and provision of additional collateral and guarantees.

Our senior secured credit facilities provide that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness (including the 2018 Notes), voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA/pension plan events, certain change of control events and other customary events of default.

We are currently in compliance with the covenants under our senior secured credit facilities.

2018 Notes

On November 8, 2012, in connection with the repayment of our former senior secured credit facilities, we closed the issuance of the 2018 Notes. As of September 30, 2013, we had $600.0 million principal amount of 2018 Notes outstanding, which bear interest at a rate of 8.750% and mature on November 1, 2018. The interest on the 2018 Notes is payable semi-annually in arrears on May 1 and November 1.

CPQ MIDCO I Corporation and all of our existing and future direct and indirect domestic subsidiaries (as well as Potters Holdings L.P. and Potters Holdings GP, Ltd.) that guarantee our senior secured credit facilities jointly, severally and unconditionally guarantee the 2018 Notes on a senior secured basis. Our obligations under the 2018 Notes are secured by a second priority lien on substantially all of the assets of the issuer and each guarantor, including our capital stock and the capital stock of all direct domestic subsidiaries of the issuer and each guarantor (other than any domestic subsidiary, substantially all of the assets of which constitute the equity of foreign subsidiaries) and 65% of the capital stock of material first-tier foreign subsidiaries and any domestic subsidiary, substantially all of the assets of which constitute the equity of foreign subsidiaries, in each case subject to certain exceptions.

The 2018 Notes may be redeemed at the option of the holders at 101% of their face amount, plus accrued and unpaid interest, upon certain change of control events. Prior to November 1, 2014, the 2018 Notes are redeemable at a redemption price equal to 100% of their principal amount, plus a make-whole premium (as defined in the 2018 Notes Indenture), plus accrued and unpaid interest to the redemption date. On or prior to November 1, 2014, under certain circumstances, we may also redeem up to 40% of the aggregate principal amount of the 2018 Notes at a redemption price of 108.750% plus accrued and unpaid interest to the redemption date using the proceeds of certain equity offerings, including this initial public offering of our common stock. We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds.” Beginning on November 1, 2014, the 2018 Notes may be redeemed at the redemption prices listed below, plus accrued interest to the date of redemption.

Redemption in twelve-month period beginning November 1,	Percentage
2014	106.563%
2015	104.375%
2016 and thereafter	100.000%

The 2018 Notes Indenture contains a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to:

•	incur or guarantee additional indebtedness unless a fixed charge coverage ratio is satisfied or certain other exceptions apply;

•	make certain investments;

•	pay dividends;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

There are no financial maintenance covenants in the 2018 Notes Indenture. Events of default under the 2018 Notes Indenture include, among others, nonpayment of principal or interest when due, covenant defaults, bankruptcy and insolvency events and cross defaults.

Capital expenditures

Maintenance capital expenditures include spending on maintenance of business, cost savings initiatives and health, safety and environmental initiatives. Expansion capital expenditures include spending to drive organic sales growth. These capital expenditures represent our “book” capital expenditures for which the Company has recorded, but not necessarily paid for the capital expenditures.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in millions)
Maintenance capital expenditures	$32.8	$30.2	$45.2	$49.5	$44.8
Expansion capital expenditures	11.6	16.3	20.3	32.4	7.5

Total capital expenditures	$44.4	$46.5	$65.5	$81.9	$52.3

Capital expenditures remained at a level sufficient for required maintenance and certain expansion growth initiatives during these periods. Expansion capital expenditures are lower in the year ended December 31, 2013 due to timing of our expansion projects, but are expected to increase to meet the capital requirements of our strategic growth initiatives, primarily in our Performance Chemicals and Catalysts businesses.

Pension funding

We paid $5.4 million and $11.0 million in cash contributions into our defined benefit pension plans and other post-retirement plans during the nine-month period ended September 30, 2013 and 2012, respectively. The periodic pension cost was $2.5 million and $1.9 million for those same periods, respectively.

We paid $12.3 million and $12.8 million in cash contributions into our defined benefit pension plans and other post-retirement plans during the years ended December 31, 2012 and 2011, respectively. The periodic pension cost was $2.9 million and $9.4 million for those same periods, respectively. Included in the 2011 periodic pension cost was a settlement charge of $6.8 million, as further described in Note 17 in the Notes to Audited Consolidated Financial Statements.

As of December 31, 2012, our pension plans and other post-retirement benefit plans were underfunded by $69.5 million and $7.0 million, respectively. In addition, our supplemental retirement plan had a liability of $14.9 million, which is funded by our general assets, including assets held in a Rabbi trust, or restoration pension plan assets.

Off–Balance Sheet Arrangements

New Markets Tax Credits Financing

On October 24, 2013, our company’s indirect subsidiary, Potters Industries, LLC, or Potters, entered into a New Markets Tax Credit, or NMTC, financing arrangement with JPMorgan Chase Bank N.A. and several of its affiliates, or Chase, and TX CDE V LLC, an affiliate of Texas LIC Development Company LLC d/b/a Texas Community Development Capital, or TX CDE, whereby Chase agreed to contribute $6.6 million and an additional $15.6 million in funds lent to Chase by Potters Holdings II, L.P. to TX CDE. TX CDE, in turn, lent $21.0 million in the form of $5.4 million and $15.6 million notes, or the Loans, to Potters, which will use the proceeds of the Loans to finance a planned $21.0 million expansion of Potters’ manufacturing facility in Paris, Texas.

Industrial Revenue Bond-Financed Tax Abatement

On December 18, 2013, PQ Corporation and our joint venture, Zeolyst International, entered into a real estate tax abatement agreement with the Unified Government of Wyandotte County and Kansas City, Kansas that will utilize an Industrial Revenue Bond financing structure to achieve a 75% real estate tax abatement on the value of the improvements that will be constructed during the expansion of PQ Corporation’s and Zeolyst International’s facilities at the jointly-operated Kansas City, Kansas plant.

Contractual Obligations and Commitments

The following table reflects our contractual obligations, commercial commitments and long-term debt obligations as of December 31, 2012:

	Payments due for
	Total	2013	2014	2015	2016	2017	Thereafter
	(in millions)
Long-term debt(a)	$1,823.0	$15.2	$12.2	$12.2	$12.2	$1,171.2	$600.0
Interest payments(a)(b)	555.8	117.2	116.6	115.9	115.3	73.3	17.5
Operating leases	24.5	9.6	5.3	3.7	2.9	1.9	1.1
Purchase obligations(c)	38.5	21.0	15.0	2.2	0.3	—	—
Other obligations(d)	16.3	8.4	2.2	2.1	1.9	1.7	—

Total contractual obligations	$2,458.1	$171.4	$151.3	$136.1	$132.6	$1,248.1	$618.6

(a)	Represents contractual payments on our gross long-term debt, excluding original issue discount. No prepayment or redemption of any of our long-term debt balances has been assumed. We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds” for additional information. Refer to “—Financial Condition, Liquidity and Capital Resources” and Note 13 in the Notes to Audited Consolidated Financial Statements included elsewhere in this prospectus for information regarding the terms of our long-term debt agreements.

(b)	Interest on long-term debt excludes the amortization of deferred financing fees and original issue discount. Represents minimum interest payments on the term loan facility and the 2018 Notes. The calculation of the interest is based on a weighted average interest rate of 6.4%. Interest on variable rate debt is estimated based upon rates in effect as of December 31, 2012. We intend to use the net proceeds from this offering to repay certain indebtedness under the 2018 Notes and/or the term loan under our senior secured credit facilities. See “Use of Proceeds.”
(c)	Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed and minimum quantities to be purchased, fixed, minimum or variable provisions, and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.
(d)	Other obligations represent payments related to our pension plans, supplemental retirement plans and other post-retirement benefit plans. Included in these amounts are expected pension plan contributions of $6.1 million in 2013. Contributions to the pension plan beyond 2013 cannot be reasonably estimated and are not reflected in this table. As of December 31, 2012, our pension plans, supplemental retirement plans and other post-retirement benefit plans were underfunded by $91.4 million.

Critical Accounting Policies

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition and accounts receivable

Revenue, net of related discounts and allowances, is recognized when both title and risk of loss of the product have been transferred to the customer (generally upon shipment), the seller’s price to the buyer is fixed or determinable, collectability is reasonably assured and persuasive evidence of an arrangement exists. Customers take title and assume all the risks of ownership upon shipment (if terms are “FOB shipping point”) or upon delivery (if terms are “FOB destination”). Any deviation from the standard terms and arrangements are reviewed for the proper accounting treatment, and revenue recognition is revised accordingly.

We recognize rebates given to customers as a reduction of revenues based on an allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. Rebates are recognized at the time revenue is recorded. We measure the rebate obligation based on the estimated amount of sales that will result in a rebate at the adjusted sales price per the respective sales agreement.

Amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and are classified as revenue. Costs related to shipping and handling of products shipped to customers are classified as cost of goods sold.

We make certain assumptions and estimates when accruing for allowances for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in its existing accounts receivable. A specific reserve for bad debt is recorded for known or suspected doubtful accounts receivable. For all other accounts, we recognize a reserve for bad debt based on the length of time receivables are past due and historical write-off experience. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. We do not have any off-balance sheet credit exposure related to our customers.

Our estimates and assumptions made under the revenue recognition policy have been applied on a consistent basis. The amounts accrued for allowances and returns have not had a material impact on our financial condition or operating performance.

Property, plant and equipment, intangible assets and goodwill

Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. We capitalize the cost of furnace rebuilds as part of property, plant and equipment. Plant and equipment under capital leases are carried at the present value of minimum lease payments. Maintenance, repairs and minor renewals are charged to expense as incurred. We capitalize internal costs associated with the implementation of purchased software. When property, plant and equipment is retired or otherwise disposed of, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation is generally provided on the straight-line method based on estimated useful lives of the assets, ranging up to thirty-three years for buildings, ten to twelve years for machinery and equipment, and three to seven years for computer hardware and software.

Definite-lived intangible assets are amortized over their estimated useful life. Goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. A write-down occurs in periods in which it is determined that a reporting unit’s fair value is less than its book value.

When evaluating goodwill for impairment, we can either perform a qualitative assessment or a quantitative assessment on the reporting units. Under a qualitative assessment, we will consider the relevant events and circumstances and the extent to which they could affect the comparison of a reporting unit’s fair value to its carrying amount and form a conclusion indicating whether it is more likely than not that the reporting unit’s fair value is less than its carrying amount. Under the quantitative assessment, we first compare a reporting unit’s book value of net assets, including goodwill, to its fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To the extent that the book value exceeds fair value, we would be required to perform a second step to measure the amount of the impairment loss. For the year ended December 31, 2011, we recorded an impairment charge in the Specialty Glass Materials reporting unit of $65.0 million, which was associated with the legal restructuring of that business. See Note 11 in the Notes to Audited Consolidated Financial Statements included elsewhere in this prospectus for further discussion on goodwill impairment. Our company had goodwill cushion (which represents the percentage difference between each of our company’s five reporting unit’s estimated fair value and its related carrying value) which varied between 29% and 115% as of our annual impairment test on October 1, 2013.

We perform an impairment review of property, plant and equipment and definite-lived intangible assets when facts and circumstances indicate the carrying value may not be recoverable from its undiscounted cash flows. When evaluating long-lived assets for impairment, if the carrying amount of an asset or asset group is found not to be recoverable, then an impairment loss is recognized. Any impairment loss is measured by comparing the carrying amount of the asset to its fair value. Fair value is determined using quoted market prices where available, or other techniques including discounted cash flows. Our estimates of future cash flows involve assumptions concerning future operating performance, economic conditions, and technological changes that may affect the future useful lives of the assets.

The amortization periods for formulations and product technology range from ten to twelve years. We amortize customer relationships over periods that range from nine to twenty years. The amortization period for the non-compete agreements range from five to six and a half years. Amortizable trademarks are amortized over a ten-year period. The amortization period for raw material contracts is based on the terms of the contracts, the longest of which is two and a half years in duration. The amortization period for rail car leases is based on the terms of the lease; the longest of which is four and a half years in duration.

Pensions and postretirement benefits

We maintain defined benefit pension plans covering certain employees in the United States and Canada as well as certain employees in other international locations. Benefits in the U.S. defined benefit plan and the service portion of the Canadian defined benefit plan were frozen as of December 31, 2006. Benefits for a majority of the plans are based on average final pay and years of service. Our funding policy, consistent with statutory requirements, is based on actuarial computations utilizing the projected unit credit method of calculation. Not all defined benefit pension plans are funded. In the United States and Canada, the pension plans’ assets include equity, and fixed income securities. Certain assumptions are made regarding the occurrence of future events affecting pension costs, such as mortality, withdrawal, disablement and retirement, changes in compensation and benefits, and discount rates to reflect the time value of money.

The major elements in determining our pension income and expense are pension liability discount rates and the expected return on plan assets. We reference rates of return on high-quality, fixed income investments when estimating the discount rate, and the expected period over which payments will be made based upon historical experience. The long-term rate of return used to calculate the expected return on plan assets is the average rate of return estimated to be earned on invested funds for providing pension benefits.

In addition to pension benefits, we provide certain health care benefits for employees who meet age, participation and length of service requirements at retirement. These plans were closed to new retirees in the United States and Canada as of December 31, 2006. We use explicit assumptions using the best estimates available of the plan’s future experience. Principal actuarial assumptions include discount rates, present value factors, retirement age, participation rates, mortality rates, cost trend rates, Medicare reimbursement rates and per capita claims cost by age. Current interest rates, as of the measurement date, are used for discount rates in present value calculations.

We also have defined contribution plans covering U.S. employees of our company and employees of certain subsidiaries.

Income taxes

We operate within multiple tax jurisdictions and are subject to tax filing requirements and audit within these jurisdictions. We use the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that those assets will be realized.

In determining the provision for income taxes, we provide deferred income taxes on income from foreign subsidiaries whose earnings are deemed by us not to be permanently reinvested as such earnings are taxable upon remittance to the United States. We establish contingent liabilities for possible assessments by taxing authorities resulting from uncertain tax positions including, but not limited to, transfer pricing, deductibility of certain expenses and other state, local, and foreign tax matters. We recognize a financial statement benefit for positions taken for tax return purposes when it will be more-likely-than-not that the positions will be sustained. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us and may require several years to resolve. These accrued liabilities represent a provision for taxes that are reasonably expected to be incurred on the basis of available information but which are not certain.

Contingent liabilities

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed, including the approximate term, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

Quantitative and Qualitative Disclosures About Market Risk

Our major market risk exposure is potential losses arising from changing rates and prices regarding foreign currency exchange rate risk, interest rate risk, commodity price risk and credit risk. The audit committee of our board of directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with our hedging policy. We do not use financial instruments for speculative purposes and we limit our hedging activity to the underlying economic exposure.

Foreign exchange risk

Our financial results are subject to the impact of gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. We operate a geographically diverse business with approximately 56% and 57% of our sales during the nine-month period ended September 30, 2013 and during the year ended December 31, 2012, respectively, coming from our international operations in currencies other than the U.S. dollar. Because consolidated financial results are reported in dollars, sales or earnings generated in currencies other than the U.S. dollar can result in a significant increase or decrease in the amount of those sales and earnings when translated to U.S. dollars. The financial statements of our operations outside the United States, where the local currency is considered to be the functional currency, are translated into U.S. dollars using the exchange rate in effect at each balance sheet date for assets and liabilities and the average exchange rate for each period for sales, expenses, gains, losses and cash flows. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. The foreign currencies to which we have the most significant exchange rate exposure include the Euro, British pound, Canadian dollar, Brazilian real and the Mexican peso. Sales in these top five currencies represent approximately 45% of our total sales during the year ended December 31, 2012. A 10% change in these currencies would impact sales by approximately $48 million, or 4% of consolidated sales assuming product pricing remains constant. The effect of translating foreign subsidiaries’ balance sheets into U.S. dollars is included in other comprehensive income. The impact of gains and losses on transactions denominated in currencies other than the functional currency of the relevant operations are included in other non-operating expense. Income and expense items are translated at average exchange rates during the year. Net foreign exchange included in other expense was a $1.8 million gain, a $5.6 million loss, a $13.9 million loss for the years ended December 31, 2012, 2011 and 2010, respectively. The foreign currency gains and losses realized in the years ended December 31, 2012, 2011 and 2010 were primarily driven by the non-permanent intercompany debt denominated in local currency translated to U.S. dollars and were principally non-cash in nature. The intercompany debt was established in July 2008 in conjunction with the acquisition of INEOS Silicas.

Interest rate risk

We are exposed to fluctuations in interest rates on our long-term senior secured term loan and revolving credit facility. Changes in interest rates will not affect the market value of such debt but will affect the amount of our interest payments over the term of the loans. Likewise, an increase in interest rates could have a material impact on our cash flow. As of September 30, 2013, a 100 basis point increase in interest rates on our term loan facility would have an estimated impact on pre-tax earnings of approximately $12.3 million.

We hedge the interest rate fluctuations on debt obligations through interest rate swap and cap agreements. We record the fair value of these hedges as assets or liabilities and the related unrealized gains or losses are deferred in stockholders’ equity as a component of other comprehensive income (loss), net of tax. The interest rate caps had a fair value asset of $1.4 million and $0.1 million at September 30, 2013 and December 31, 2012, respectively. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices. The interest rate swap agreements matured in January 2012.

Commodity risk

We purchase significant amounts of natural gas to supply the energy required in our production processes for our products in each of our businesses. Since we are a producer of inorganic chemicals, natural gas provides an energy source for us but is not a direct feedstock of our products. Therefore, exposure to the volatility in energy prices is less than that of producers of organic petrochemicals. We purchase approximately 11 million mmbtu’s of natural gas in a given year. Thus, a $1 increase in the cost of natural gas would impact our cost of goods sold by approximately $11 million. Our purchase agreements with our customers typically provide for the pass through of natural gas price increases; however, there is no guarantee that we will continue to be able to pass through future price increases without loss of existing customers. We have implemented a hedging program in the United States which allows us to mitigate exposure to natural gas volatility with natural gas swap agreements. We also make forward purchases of natural gas in regard to our production at certain other subsidiary locations.

The natural gas swap agreements had a fair value net liability of $0.4 million and $0.2 million at September 30, 2013 and December 31, 2012, respectively. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices of comparable contracts. The respective current and non-current liabilities are recorded in accrued liabilities and other long-term liabilities. The related unrealized gains or losses are recorded in stockholders’ equity as a component of other comprehensive income (loss), net of tax. Realized gains and losses on natural gas hedges are included in production cost and subsequently charged to cost of goods sold in the Consolidated Statements of Operations in the period in which inventory is sold.

Credit risk

We are exposed to credit risk on financial instruments to the extent our counterparty fails to perform certain duties as required under the provisions of an agreement. We only transact with counterparties having an appropriate credit rating for the risk involved. Credit exposure is managed through credit approval and monitoring procedures.

Concentration of credit risk can result primarily from trade receivables, for example, with certain customers operating in the same industry or customer groups located in the same geographic region. Credit risk related to these types of receivables is managed through credit approval and monitoring procedures. In the year ended December 31, 2012, we wrote off $0.4 million, or 0.04%, in bad debt on total sales of $1,084.8 million.

INDUSTRY AND PRODUCT OVERVIEW

Performance Chemicals and Catalysts Industry Overview

We compete at various points throughout the silicates supply chain. See below for an overview of the silicates chain and the products that we manufacture:

Performance Chemicals (59% and 62% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Sodium silicate (28% and 30% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Sodium silicates are primarily used as building blocks or performance enhancers for other end products in a wide range of industrial and consumer applications. Sodium silicate production technology is closely held among major North American and European market participants with only a limited number of producers having a meaningful share of the merchant sodium silicate market. The specific processes to produce different silicates and silicas and their derivatives are proprietary, requiring not only process know-how but significant capital investment.

Sales of sodium silicate are regional in nature. Products cannot be economically transported long distances as the value-to-weight ratio and transportation costs become a limiting factor to sustainable profitability. As a result, silicate plants are spread out locally with a few large dedicated units for derivative production. Given this industry structure, there are limited imports of sodium silicate.

The uses of silicates span a diverse range of applications, including binders and adhesives, stabilizers, corrosion inhibiters and metal scavenging, as well as a cost-effective source of alkalinity. Over the past decade, sodium silicate markets have shifted from traditional markets of powdered laundry and virgin pulp and paper production towards environmentally-friendly alternatives to commonly used chemicals, including fillers for roll-resistant green tires, coatings for recycled paper, geopolymers and reduced or zero phosphate cleaning products. Further, silicate and silicate derivatives are recognized on the EPA’s list of Design for the Environment, or the DFE, Safer Chemicals for use in consumer product production.

Sodium silicate derivatives are also used as intermediates in the production of zeolites, precipitated silicas, silica gels, colloidal silicas and other derivatives. We believe certain of these derivative products represent the largest and fastest growing end-use applications for sodium silicate products. Sodium silicate derivative products are key building blocks for the production of silica catalysts, specialty zeolite-based catalysts, CMP slurries (chemical mechanical planarization slurries for semiconductor production) and adsorbents in a variety of applications.

We continue to expect near-term volume for cleaning products, pulp and paper and construction to be consistent with overall economic growth in the United States, though the displacement of less environmentally-friendly chemicals in some higher value applications will continue to grow at a higher rate than the underlying end-uses. Generally, we have experienced growth rates in excess of U.S. real gross domestic product, or GDP, for production of precipitated silica and colloidal silica for use in tires and the computer chip industry. We believe that in China, where the overall economy is growing above global GDP, industrial production, consumer spending and infrastructure construction are driving significantly higher sodium silicate consumption growth relative to North America and Europe.

Specialty silicas (12% and 11% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Specialty silicas comprise a range of specialty products classified according to their method of preparation, including silica gels, precipitated silicas, colloidal silica and fumed silica. We manufacture a range of silica gels and precipitated silica products for a variety of end-use applications and markets.

Silica gels are used as adsorbents in beverage and oil processing applications and as functional ingredients in paints and coatings, food and ink jet applications. Our major customers for specialty adsorbents include major breweries, food processors, edible oil refiners and biodiesel producers.

Consumption of specialty silicas in the brewing industry has been relatively stable due to overall global beer consumption trends, which have generally shown consistency through economic cycles. These specialty products serve as adsorbents and clarifiers in the beer production process and we believe are now used by the majority of beer producers. Further, once an adsorbent is specified by a brewer for a specific formulation, it is rare for the brewer to change the suppliers due to taste uniformity and customer loyalty.

Silica gel adsorbents are also used to selectively remove polar impurities from triglyceride oils for edible and industrial applications. Uses of silica products in this application offer a number of cost savings and environmental benefits, while improving quality and yield of the processed oil. We supply adsorbent products for the purification of feedstock for biodiesel production, allowing biofuels producers to use a wider range of waste and non-edible oil feedstocks.

Precipitated silica uses include green tire applications, footwear, batteries, food and healthcare products and agricultural products. In precipitated silicas, we have recently worked with our customers to optimize our manufacturing process for high whitening and desensitizing toothpaste applications that meet an increasingly attractive consumer preference where our products are displacing less environmentally-friendly materials and offering cleaning performance with low abrasion. Growth in this application is driven by rising middle classes in developing regions and consumer demand for natural ingredients and premium branding.

Zeolites (8% and 9% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Zeolites are produced by combining sodium silicate with aluminum hydroxide and other materials to create a performance intermediate used in a variety of critical use applications. Zeolites are found in a variety of commercial products, including adsorbents and detergents. Historically, zeolites were predominantly used as a key input for the production of detergents. Over the last decade, however, the North American powdered detergent market has transformed as consumer preferences have shifted away from powder detergents to less zeolite-intensive liquid detergents. Since 2000, this market has decreased in size. As a result, we believe we are the major manufacturer of North American zeolites used in detergents due to our favorable integrated cost position, logistics footprint and capabilities and strong process technology. Zeolites for the detergent market now represent a significantly less meaningful product line within our company, as evidenced by its decreasing percentage of global sales from 16% of sales in the year ended December 31, 2009 to 8% of sales in the nine-month period ended September 30, 2013 and 9% of sales for the year ended December 31, 2012.

To address this industry shift which has resulted in available zeolite production capacity, we have aggressively focused on developing new applications for our zeolite technology. As an example, applications we have focused on include stabilizers in the production of polyvinylchloride, or PVC, a titanium dioxide replacement for paints and coatings applications as well as our coatings applications for food grade paper. As we continue to optimize our product offering alongside customers, we expect that these applications will provide important growth opportunities.

Metasilicates (3% and 3% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Metasilicates are a high-alkaline form of sodium silicate that are used primarily in the manufacturing of formulated or compounded industrial and institutional cleaners, used for cleaning concrete, walls and carpets in hospitals, commercial buildings, car washes, hotels and prisons. Metasilicates significantly improve the effectiveness of cleaning compounds through enhanced processing and corrosion protection; particulate soil, carbonaceous soil and oil/fat removal; and neutralization of acidic soils. Metasilicates also act as an absorbent of liquid ingredients when processing dry-blended formulations and protect ceramic and metal surfaces from attack by alkaline cleaners. Metasilicate also meets the criteria as an environmentally safe product for cleaning compounds under the EPA’s DFE program.

We believe institutional cleaning demand will be driven by general hospitality industry growth and oil field services growth will be consistent with high-margin sales to the oil field industry for corrosion protection and lubrication.

Spray dry silicate (3% and 3% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Spray dry silicate is used principally as a soluble solution for consumer cleaning applications. Spray dried sodium and potassium silicates are used in a variety of industrial, personal care and consumer cleaning. Major end-uses include refractory, cleaning compounds, oil processing, hair bleach, fire retardants, water treatment, adhesive, geopolymers and drilling fluids for oil and gas wells.

Potassium silicate (2% and 2% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Potassium silicate is produced by only a limited number of industry players as it requires that producers are integrated in silicates or have a favorable cost position. Key end-uses include petroleum, foundry, welding and other industrial applications. In the petroleum market, potassium silicate is used as a lubricant for drilling fluids, where stricter environmental regulations and higher site remediation costs have led customers to seek more environmentally-friendly solutions. Drilling fluid applications have grown due to the increase in shale formation oil drilling.

Magnesium sulfate (2% and 2% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Magnesium sulfate is one of our manufactured products with relatively stable demand driven by consumer demand for Epsom salt, agricultural demand for plant fertilizer and livestock feed, and industrial demand in the pulp and paper industry.

Magnesium silicate (1% and 1% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Magnesium silicates are synthetic hydrated amorphous products, manufactured by a precipitation reaction of a sodium silicate solution with a magnesium salt. They have properties that promote high filtration and alkali adsorption performance and are specially developed for the purification of crude polyols. Magnesium silicates are also used for cleaning and recycling of frying oils for the food industry.

Catalysts (15% and 12% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Silica catalysts (4% and 4% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

The silica catalysts we produce are principally used in the production of HDPE, MMA and the synthesis of other organic materials. HDPE is utilized in the manufacturing of plastic containers, pipes, wire and cable claddings, films for bags and geo-membranes, gas and sewer and a variety of other applications. According to industry sources, global HDPE growth, expected to be 5% annually from 2012 to 2016, will be driven by the general level of economic activity and the increased utilization of HDPE as a substitute for heavier and more expensive materials such as glass and metals. Further, we believe that we will disproportionately benefit from the increased HDPE capacity coming on stream in the United States, where we believe our market position is strong, as a result of resin producers benefitting from advantageous feedstock sources derived from the favorable U.S. shale gas position.

Typically, these catalysts are specified by process licensors to produce resins with specific properties. As a result, these catalysts are often covered under long-term supply agreements and we are often our customers’ sole source supplier. Catalyst products are typically developed alongside end users, with significant upfront time required in order to ensure that specifications are appropriately met.

Silica catalysts are also sold into the chemical synthesis market. For example, we are the supplier of catalyst to a leading producer of MMA for use in its proprietary MMA production process. MMA is a clear, scratch-resistant plastic that is used in sheet-form to replace glass, surface coatings and molding compounds. According to industry sources, the market for MMA is expected to grow approximately 5% annually from 2012 to 2016.

We continue to prudently invest in new applications for our high growth and high margin catalysts. We are developing catalyst technology for use in gas-to-liquid conversion and other organic synthesis applications with select customers and will invest in these new technologies in a disciplined fashion as we see the commercial viability and market acceptance.

Specialty zeolite-based catalysts (11% and 8% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Our Catalyst Joint Ventures produce specialty zeolite-based catalysts that are used in a number of niche applications including hydrocracking, emissions control and other specialty applications.

Hydrocracking catalysts are used in the petroleum refining process whereby hydrogen is used to clean incoming hydrocarbon feedstocks of nitrogen and sulfur to produce a mixture of petroleum products that are rich in mid-

distillates such as jet fuel and diesel. Demand for hydrocracking catalysts is driven by several factors, including increased refining of lower-grade heavier crude feedstock, increased use of diesel for transportation, growth in global refining capacity and increasing regulatory scrutiny.

Emissions control applications are also expected to contribute meaningfully to the growth of specialty zeolite-based catalysts to eliminate diesel nitrogen oxides, or NOx, over the next five years as the roll out of more stringent emissions regulations are being promulgated around the world. We believe that even off-road industrial vehicles such as earth movers and trains will come under tighter regulation by 2016.

The technology of choice to meet these emissions regulations is urea-selective catalytic reduction, or SCR, and we believe our specialty zeolite-based catalyst is best positioned to be the catalyst of choice for this application. The global emissions control catalyst market is expected to grow at a CAGR of approximately 11% from 2012 to 2019.

In addition to hydrocracking catalysts, we also produce specialty and custom catalysts which are primarily developed for paraxylene isomerization, upstream intermediates in the manufacturing of polyester and isobutylene isomerization for the production of methyl tertiary butyl ether, or MTBE, a fuel oxygenator.

Another important area of growth for specialty zeolite-based catalytic technology is in gas-to-liquid conversion. With the improvement in natural gas drilling techniques and large natural gas discoveries in North America, there are opportunities to use catalysts in patented technologies that convert natural gas to chemical components that would otherwise require naptha as a precursor.

Specialty Glass Materials Industry Overview (26% and 26% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Our Specialty Glass Materials business produces glass beads for use in transportation safety as well as for a range of consumer electronic, automotive and construction applications. Our Specialty Glass Materials business uses a variety of methods to manufacture its beads, depending on the end-use application. For both Transportation Safety products and other engineered glass products, our Specialty Glass Materials business begins by crushing raw materials (e.g., glass cullet), forming beads in a furnace and then finally coating or treating the beads to meet end customer specifications. The beads are then collected, bagged and stocked for shipment. See the figure below for our Specialty Glass Materials business’s production process:

Transportation Safety (15% and 15% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

Products for the transportation safety market include reflective glass beads used in highway lane markings, guardrails, barriers and delineation. Industry demand for glass beads depends on government retro-reflectivity standards which require re-marking on a regular basis to ensure road safety. We believe that local, state and federal governments are increasingly focused on improving traffic safety through improved nighttime visibility standards, resulting in increased periodic re-markings and a move to wider, more visible roadways in certain jurisdictions. Demand in the transportation safety business has grown in recent years due to increased spending for the maintenance and upgrade of existing highways and roads and the construction of new highways by government agencies. From 2005 to 2011, U.S. highway funding has grown at a CAGR in excess of U.S. real GDP.

We expect transportation safety-related markets to benefit substantially over the next several years from U.S. government highway spending fueled by factors such as (i) the aging U.S. highway system, (ii) increased government focus on the reduction of driving-related injuries and fatalities, (iii) the aging of the U.S. population, which increases the need for greater line visibility and (iv) increased public awareness of the costs associated with such injuries and fatalities. Continued demand from international markets is expected as a result of growth in construction of road infrastructure in developing economies, such as Eastern Europe and Asia, as well as road maintenance spending in developed nations.

The transportation safety market is characterized by the following key trends and growth drivers: predictable, ongoing replacement demand, infrastructure spending, increased public awareness of the social and taxpayer costs of highway fatalities, wider lines, brighter lines, edge lines, double lines and product innovation.

Technical service and on time delivery as well as product quality and purity are key criteria for success in the transportation safety market. Imports represent a small share of the market in North America, Latin America, and Europe in part because, in many cases, these products are not eligible for bid on contracts given environmental regulation related to permissible heavy metal content as well as logistical costs. Over the last five years, this regulation has expanded, in particular in the United States. As government authorities tighten restrictions on the amount of metal that can be contained within glass beads, we expect customers to continue to favor high-purity environmentally-friendly producers like our Specialty Glass Materials business.

Engineered Glass Materials (11% and 11% of sales for the nine-month period ended September 30, 2013 and year ended December 31, 2012, respectively)

EGM products are highly-specialized solid and hollow glass spheres and metal coated particles used in conductive materials, polymer additive and metal finishing end-uses.

These highly-specialized solid and hollow glass spheres are used as a low-cost, lightweight and anti-warping additive in polymer compounds used in plastics manufacturing. Certain spheres are reduced to be used in water soluble or insoluble applications. Other applications include industrial explosives, oil and gas drilling mud and a variety of other industrial and consumer applications.

In industrial finishing processes, engineered glass materials are propelled from blasting equipment to clean, peen, debur and finish items such as airplane and turbine compressor blades and other specialized parts. Peening offers engineers the ability to design lighter, thinner parts while maintaining part strength. Glass impact spheres are a preferred substitute for other products such as industrial sand, aluminum oxide, iron or steel, as they allow for better process control, limit surface contamination and are environmentally-friendly. Conductive particles are used in consumer, industrial, medical and military electronics devices.

Growth in EGM product demand is driven by increased resin demand, automotive, construction and mining, oil and gas exploration and consumer electronics. Growth in polymer additives is driven by increased demand for high value-added polymers requiring unique surface and strength/weight considerations. Demand for conductive materials is driven by new applications for telecommunication infrastructure and other consumer electronics. Manufacturing, mining, oil and gas and energy drilling activity is expected to drive increased demand for our EGM products.

BUSINESS

Company Overview

We are a leading integrated global innovator and manufacturer of specialty inorganic performance chemicals, specialty catalysts and specialty glass materials. We believe we are a global leader in each of our businesses, holding either an estimated number one or two global position in our core industries in greater than 90% of our products, based on 2012 volume sold. Customers use our products as a critical component for a broad range of applications including catalysts to address emissions control in automotive catalytic converters, silica-based additives to enhance teeth whitening performance in toothpaste and silica gels used in beer clarification, as well as specialty products used in completion and cementing fluids for oil field applications. We are at the forefront of our industry and continue to develop innovative solutions to meet customers’ productivity, environmental and profitability objectives.

We operate through three principal businesses: Performance Chemicals, Catalysts and Specialty Glass Materials. Our Performance Chemicals business produces sodium silicate, specialty silicas and other high performance chemical products for the personal care, food, detergent, pulp and paper, electronics, mining, oil processing and construction industries. This business has been divided into two segments based on geographic areas: Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia. Our Catalysts business produces silica and specialty zeolite-based catalysts serving the HDPE, polymerization, chemical synthesis, emissions control, lube and diesel de-waxing and refining markets. Our Specialty Glass Materials business produces engineered glass materials serving the transportation safety, oil and gas, polymer additives, metal finishing and conductive particle markets. We sell our products to over 4,000 customers across 14 major end-uses globally from our 63 strategically-located manufacturing facilities across six continents. The following charts show our sales by business, region and end-use for the nine-month period ended September 30, 2013.

For the nine-month period ended September 30, 2013 and year ended December 31, 2012, we generated $835.8 million and $1,084.8 million of sales, $230.3 million and $268.7 million of Adjusted EBITDA, $55.5 million and $39.2 million of Adjusted Net Income and $18.3 million and $5.2 million of net income attributable to PQ Holdings Inc., respectively. For an explanation of the components of Adjusted EBITDA and Adjusted Net Income, see Note 1 in “Prospectus Summary—Summary Historical Audited and Unaudited Consolidated Financial Information.”

Our History

We trace our roots to a Philadelphia soap and candle business founded in 1831. The original company began producing and selling “silicate of soda,” or sodium silicate, in 1861 to replace rosin in soap formulations. We entered the Specialty Glass Materials business in 1977 with the acquisition of Potters Industries, a producer of glass beads used to increase retro-reflectivity in highway pavement markings, the largest end-use application for these products, and other applications. We expanded our product lines through the acquisitions of specialty adsorbents products and Dow Chemical’s magnesium sulfate business, as well as the formation of our Catalyst

Joint Ventures. We began manufacturing specialty chemicals products in Europe in 1989 and in Asia in 1992. We have grown our business organically and through acquisitions, particularly through our 2008 combination with INEOS Silicas, a major producer in the European market that was a former division of the INEOS Group, a global manufacturer of petrochemicals and specialty chemicals.

Competitive Strengths

The following competitive strengths reinforce our market leadership positions, contribute to our ability to generate what we believe are industry leading profit margins, support our innovation efforts and are expected to drive our growth opportunities in the future:

•	Leading market positions across the entire portfolio. We believe that we maintain a leading market position in each of our major product lines, holding either an estimated number one or two global position in our core industries in greater than 90% of the products, based on 2012 volumes sold. Our market position is driven by our technical service and product leadership, our scale and our ability to efficiently serve our customers globally through our broad network of strategically-located sites. In addition, our close proximity to many of our customers enhances our integration within their business processes and our ability to address supply chain needs with on time delivery. Across all of our businesses, we have achieved and maintained leading market positions by developing strong relationships with key customers and demonstrating the technical excellence and differentiated performance of our products.

•	Attractive industry structure. We hold leading positions in consolidated markets, in some of which we are the only true global player. Attractive underlying fundamentals have allowed us to maintain margins throughout business and economic cycles. In our Performance Chemicals business and Specialty Glass Materials business, many of our competitors are local or regional players. We believe that we have distinct cost advantages versus our competitors in these businesses and we benefit from our strategically-located assets due to the high cost of transportation relative to silicate and glass materials prices. In our Performance Chemicals business, we believe that we also benefit from having manufacturing operations that target specific niche high margin products. In our Catalysts business, we collaborate with our customers over many years to develop products that meet customized specifications and performance characteristics with strict quality and specification standards. As a consequence, in this business, we believe that the long lead-time between product development and full commercialization provides an excellent opportunity for our company to build deep working relationships with customers. In addition, we protect our technological and process innovations through our extensive portfolio of patents and our trade secret protection program. While no one patent is crucial to our continued success, we believe our patent portfolio in the aggregate, combined with our extensive manufacturing network, reinforces our competitive advantage.

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Significant long-term growth driven by Catalysts business. We have developed a market-leading Catalysts business that has more than doubled its Adjusted EBITDA since 2005 and achieved an average Adjusted EBITDA margin of approximately 35% over the same period. This growth has been achieved through development of our proprietary technology over the past decade, and we have made approximately $99 million in investments to expand our manufacturing and technical facilities and increase capacity. We have introduced 78 new products constituting approximately 40% of our Catalysts business sales in the year ended December 31, 2012. In advance of committing to capital investments to support increased capacity, we have been able to secure sole-source supply arrangements or have entered into long-term contracts with contracted volumes across both silica and specialty zeolite-based catalysts, and we expect our percentage of sales under long-term contracts to increase in the future. Our products offer essential functional properties; however, they are a low-cost component of our customers’ manufacturing process. We believe that our products help our customers to manufacture their products more cost-effectively and with better performance characteristics than competing technologies. For example, we believe our silica-based catalysts have continued to win opportunities in both new and existing polymerization and engineered plastics applications due to these characteristics. As of December 31, 2012, we estimate that approximately 40% of our silica catalyst sales are sole-sourced.

•	We believe that our specialty zeolite-based catalyst products and the end-uses they serve are well-aligned with several favorable global trends. The largest business in our specialty zeolite-based catalyst platform serves emissions control applications, particularly in the transportation industry, and we are strategically aligned with the top specialty zeolite-based catalysts producers in emissions control technologies. We believe the tightening of global emissions control standards has driven a reformulation of HDD engine catalysts, which relies on SCR, a zeolite-based catalytic process. We also provide a critical catalyst for the production of caprolactam, a precursor to nylon production, which we expect to continue to grow rapidly in order to supply significant expansions in nylon capacity in China. In addition, we sell hydrocracking catalysts and Y-Powder zeolite material, which is a key component of critical hydrocracking catalysts; our joint venture partner, CRI Zeolites Inc., is a leader in hydrocracking catalytic processes technology. Approximately 71% of the specialty zeolite-based catalyst sales during the year ended December 31, 2012 in these product lines were related to products that are protected by patents or sole-sourced.

•	Proven ability to develop and commercialize new products. We leverage our state-of-the-art product development and commercialization platform to develop novel and highly customized products to meet evolving customer demand in key regions around the world. We believe that our ability to collaborate closely with our customers to formulate innovative manufacturing and product solutions allows us to better serve them. For example, in our Performance Chemicals business, we have recently worked with our global European-based customers to optimize our manufacturing process to provide products for high whitening and desensitizing toothpaste applications that meet their particular specifications, and we have recently developed a new, environmentally-friendly, magnesium-silicate product that allows restaurants to clean and recycle oil used for frying food. As a result of our new product development and commercialization efforts, we estimate that we generated over $100 million of sales in the year ended December 31, 2012 from products or applications that have been developed or commercialized in the last five years. In addition, from 2009 to the nine-month period ended September 30, 2013, we have improved our percentage of sales of products with contribution margins (which refer to sales less variable costs excluding freight costs, divided by sales) greater than 50%, from 68% to 84%.

•	Industry-leading and sustainable margins. We have demonstrated our ability to maintain stable margins while continuously growing the business organically in different macroeconomic environments. From 2009 to September 30, 2013, our Adjusted EBITDA margins and contribution margins (which refer to sales less variable costs excluding freight costs, divided by sales) averaged 23% and 56%, respectively, and did not significantly vary over that period. Unlike many chemical companies that use oil-based materials as a feedstock, our products rely on inorganic inputs, which makes us less sensitive to the volatility associated with oil-related commodity prices. Since taking over in 2005, our current management team has transformed our margin profile, expanding Adjusted EBITDA margins by approximately 690 basis points to 24.5% in the nine-month period ended September 30, 2013. The drastic increase resulted from improved margin over materials in existing product lines, an expanded portfolio of new, higher margin products, and mix improvement as higher-margin Performance Chemicals and Catalysts products have accelerated growth. Since 2009, margins have improved in more than 85% of our product lines. In addition, we have long-term relationships with our key raw materials suppliers across our businesses and our customers and have been able to mitigate the impact of raw material or energy prices using a variety of mechanisms, including hedging on a monthly basis and pass through on a quarterly basis or adjustment provisions in our sales contracts. We seek to contractually pass through our key raw material inputs. In the nine-month period ended September 30, 2013 and year ended December 31, 2012, approximately 44% and 40%, respectively, of our North American Performance Chemicals sales were derived from pass-through contracts. We have also been able to favorably negotiate other terms to compensate for material increases in key inputs. This combination of differentiated products and pass-through contracts has allowed us to sustain attractive margins.

•	Long-term relationships with blue chip, industry-leading customers. We have cultivated a diversified and loyal base of customers, many of which are leading companies in their respective industries. Our customers include Akzo Nobel, Albemarle, Anheuser-Busch InBev, Colgate-Palmolive, Evonik, ExxonMobil, GlaxoSmithKline, Halliburton, Henkel, INEOS Group, LyondellBasell, Procter & Gamble, Rhodia, SAB Miller, SABIC, Schlumberger, Sherwin-Williams, Unilever, W. R. Grace and 3M. The average length of our relationships with our top 10 customers is over 50 years. Additionally, we have a diversified customer base, with our top 10 customers representing 20% of sales for the year ended December 31, 2012 and no single customer representing more than 6% of sales for the same period. We collaborate with our customers over many years to develop products that meet customized specifications and performance characteristics with strict quality standards. The long lead-time for product development – between five and ten years in some cases—provides an excellent opportunity for our company to build deep working relationships with customers. Given that our products provide critical performance functions in the end-products for which they are used, yet typically represent a very small portion of the overall cost of such end-products, our key customers depend on us for continual supply of our products over a prolonged period of time.

•	Exposure to favorable growth opportunities in diverse end-uses. We serve a broad range of end-uses worldwide with no single end-use representing more than 20% of sales for the nine-month period ended September 30, 2013. Our Performance Chemicals, Catalysts and Specialty Glass Materials businesses benefit from global trends such as the growing global middle class, increased environmental regulations for emissions reduction and rising global energy consumption. Many of our largest end-uses, including transportation safety, laundry detergents, consumer cleaning, food and beverage and personal care, exhibit a low degree of cyclicality. The diversity of our remaining end-uses mitigates the impact of any one industry or regional cycle on our business. For the nine-month period ended September 30, 2013, we generated approximately 50% of our sales in North America, 25% in Europe (of which 23% were sold into Northern European countries), 5% in South America, 12% in Asia and 8% to the rest of the world. In addition, we have benefited from the global trend toward more environmentally-friendly chemical solutions due to the inorganic nature of our products. The displacement of less environmentally-friendly chemicals in some applications will continue to drive higher growth rates as environmental concerns grow in magnitude and create opportunities for us to provide value-added solutions in these areas.

•	Experienced and motivated management team. Our senior management team has substantial industry experience, proven capabilities and an average of over 30 years of experience in the performance chemicals, catalysts and specialty glass materials industries. Their industry experience extends to all facets of these industries, including acquisition integration, strategic management, manufacturing, sales and marketing, new product and applications development and financial management. Our management team was able to effectively guide us through the 2008 / 2009 recession by focusing on pricing actions, cost management, new product introductions and revising product offerings in order to shift towards more profitable and high growth end-uses. The current management team has grown Adjusted EBITDA from $120 million to $269 million and Adjusted EBITDA margins from 17.6% to 22.9% from 2005 to the year ended December 31, 2012, respectively, including acquisitions. Our senior management team has a significant equity ownership interest in our company.

Business Strategy

Our long-term success will be driven by our competitive strengths, which will support our business strategy to continue to expand our product offering with higher margin, innovative products. The key elements of our strategy are as follows:

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Continue to focus our development efforts on high margin products. We intend to maintain our position as a leading, integrated producer of silicate and glass materials. We plan to do this, in part, by capitalizing on our technological leadership positions and our proven R&D competencies by developing new products, applications and end-uses for our silicate-based chemicals, specialty catalysts and engineered glass materials platforms. Across our businesses, we have a proven track record of commercializing new products. This capability has diversified our product mix away from lower-margin, lower-growth products such as zeolites for detergent end-uses and into higher-margin, higher-growth products such as magnesium silicate for frying oils, silica gels for coating applications and hollow glass spheres for emulsions for mining and auto body putty. For example, we have developed precipitated silica products for use in high whitening and desensitizing toothpaste and are developing new applications we hope to bring to market in the near future. We believe pursuing such opportunities will continue to result in profitable growth as we leverage our technological know-how and existing asset base developed from our core product lines. In addition, our new product development efforts are focused on applications with expected contribution margins greater than 50%.

•	Continue to develop leadership position in high-return catalyst technologies. Since the current management team’s arrival in 2005, we have invested in supporting the growth and expansion of the Catalysts business. Since 2010, we have signed long-term contracts to serve as a sole source supplier for key catalyst customers, and since 2005, our Catalyst Joint Ventures have invested approximately $70 million of capital, which is our proportionate share, to build facilities to support those projects. In addition, we have made and expect to continue to make significant investments in our silica catalysts product group. Once this capital is invested, we expect to achieve high margins on our sales of these products and commit relatively low ongoing maintenance capital expenditures to these projects. We are committed to continue growing our Catalysts business organically through capacity expansions as we see opportunities to provide value-added products and services to customers and when we have the long-term contracts in place to support these additions. We expect to achieve an approximately two-year payback on the projects for which we have committed capital, and we expect to commit additional capital to serve newly contracted customers. As we continue to improve our technological advantage and our ability to serve our customers, we expect to continue to achieve high-return growth in this business line.

•	Focused and selective investment driving future growth, innovation and cash flow generation. We are currently focused on deploying our operating cash flows to fund capital projects where we expect high returns. We expect capital spending to return to historic levels over the medium-term and drive significant cash flow generation that we expect to use for disciplined investment, acquisitions and reducing leverage over time.

Our Businesses

The table below summarizes our key businesses, products, market positions and end-uses. Sales in the table below are presented on the same basis in which we manage our businesses, which includes the proportionate consolidation of our Catalyst Joint Ventures. This presentation differs from our sales in the consolidated financial statements, as the Catalyst Joint Ventures are each accounted for as equity method investments in accordance with U.S. GAAP.

Product summary

Businesses and product groups	Year ended December 31, 2012 sales (in millions)(1)		% of year ended December 31, 2012 sales(1)	Market positions(2)				Key functions and end-uses
				NorthAmerica		Europe
Performance Chemicals
Sodium Silicate	$352.3		30%	#1		#2		Building blocks for downstream silicates/silicas, bleaching aid and catalysts support
Specialty Silicas	$132.9		11%	#2		#3		Polishing aid in toothpaste, adsorbent for surface coatings, clarifying agent for beverages (beer); alters consistency of personal care products
Zeolite Products	$108.9		9%	#1		#1		Water softener for detergent, additive for paving, paper strengthener and lubricant
Spray Dry Silicate	$35.4		3%	#1		#1		Highly soluble solution for cleaning products and construction
Magnesium Silicate	$10.6		1%	—		#2		Purification of crude polyols and of frying oil
Other Specialty Chemicals	$84.6		8%	—		—		Aluminum, lithium silicate and other chemicals

Performance Chemicals subtotal	$724.7	(3)	62%
Catalysts
Silica Catalysts	$49.9		4%	#2	(4)	—		Polymerization of HDPE for plastic containers, gas and sewer pipes, films, grocery bags and other plastic materials, including synthesis of organic chemicals
Specialty Zeolite-Based Catalysts(5)	$87.3		8%	#1	(4)	—		Remove impurities from diesel and gasoline to meet emissions standards; also used in chemical synthesis and oil refining

Catalysts subtotal(1)	$137.2		12%
Specialty Glass Materials
Transportation Safety	$184.5		15%	#1		#1		Reflective glass beads used in highway and airport lane markings, guardrails, barriers and delineation
Engineered Glass Materials	$125.7		11%	#1	(6)	#2	(7)	Highly-specialized hollow and solid glass spheres and metal coated particles used in electronics, plastics manufacturing, metal finishing and drilling end-uses

Specialty Glass Materials subtotal	$310.2		26%

TOTAL SALES(1)	$1,172.1		100%

(1)	Sales and percentages include our proportionate share of sales from our Catalyst Joint Ventures, which for the year ended December 31, 2012 were $87.3 million, which differs from our presentation of total sales in accordance with U.S. GAAP.
(2)	Market positions are based on management’s estimates and reflect positions for the end-uses of our products. We also estimate that we have leading market positions in South America and Asia-Pacific in several of our product groups.
(3)	Includes $(13.4) million of intercompany eliminations between the reportable segments within the Performance Chemicals business as well as $(9.8) million intercompany eliminations between the Performance Chemicals business and the Specialty Glass Materials business.
(4)	Catalysts are marketed on a global basis and as such, market share is calculated accordingly.
(5)	Specialty zeolite-based catalysts are a product of our Catalyst Joint Ventures. Includes our 50% share in our Catalyst Joint Ventures.
(6)	#1 in metal finishing, spheriglass and conductives; #2 in hollow glass spheres.

(7)	#2 in metal finishing and spheriglass; #2 in hollow glass spheres.

Performance Chemicals

Our Performance Chemicals business is an integrated silicate technology producer with leading market positions in North America, Europe, South America and Asia-Pacific. Our Performance Chemicals business is managed through two geographically-based reporting segments: Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia, and produces inorganic products in six main categories: (i) sodium silicate, (ii) specialty silicas, (iii) zeolite products, (iv) spray dry silicates, (v) magnesium silicate and (vi) other specialty chemicals. We have achieved a 9% sales CAGR in our Performance Chemicals business from 2005 to 2012, throughout economic cycles, because of our diverse consumer and industrial end-uses, our local relationships, acquisitions and the global scale of our business. These features allow us to provide our customers with high-performance solutions.

We are a global player, and, accordingly, we believe we have leading market positions across our portfolio of products. Our products are essential building blocks or provide critical performance functions in the end-products for which they are used, yet typically represent a small portion of the overall cost of such end-products. We expect favorable industry and competitive conditions to continue as a result of the large capital investment that would be required from new entrants to build new production capacity. Our cost structure and strategically-located manufacturing facility network are key competitive strengths.

Many of our product lines have experienced growth due to our development of new product applications and new silicate formulations with improved performance characteristics, as well as our expansion into emerging geographic markets. New applications and formulations have enabled us to increase our margins in our Performance Chemicals business. For example, in 2013 we doubled the capacity of our Indonesian facility to address demand for our precipitated silicas used in toothpaste. We have also leveraged our strong R&D competencies to expand into higher value-added products and applications from our core silicate and zeolite platforms. For example, we have developed a zeolite-based titanium dioxide replacement for paints and coatings applications and are working on other innovative applications for our zeolites. We are also selling our sodium silicate to customers for use in green tires. In addition, we have recently introduced a sodium-silicate product which we believe has unique performance characteristics that eliminate certain complications that arise in shale drilling. Given the inorganic nature of our products, we have also benefited from a global trend toward more environmentally-friendly chemical solutions. Examples include our spray dried silicates for use in reduced or zero phosphate cleaning products and our silica gels used as blending agents in coatings applications. The following charts show our Performance Chemicals business’s sales by region and end-use for the nine-month period ended September 30, 2013.

The Performance Chemicals business accounted for $558.6 million, or 59%, of our sales for the nine-month period ended September 30, 2013 and $724.7 million, or 62%, of our sales for the year ended December 31, 2012.

Catalysts

Our Catalysts business consists of our silica catalysts product group and specialty zeolite-based catalysts product group, which is a product of our Catalyst Joint Ventures (our proportionate share of which generated sales of $104.5 million during the nine-month period ended September 30, 2013 and $87.3 million during the year ended December 31, 2012). We are a global silica catalyst producer. In the Catalysts business, when including our portion of the sales of our Catalyst Joint Ventures, we have achieved an 11% sales CAGR from 2005 to 2012. We expect to further expand this business as we continue to commercialize applications based on sole-sourced proprietary technology and long-term supply contracts in a range of high-growth markets such as high-performance polyethylene catalysts, nylon production in developing markets, and NOx emissions control. The following charts show our Catalysts business’s sales by region and end-use for the nine-month period ended September 30, 2013.

The Catalysts business accounted for $141.4 million, or 15%, of our sales for the nine-month period ended September 30, 2013 and $137.2 million, or 12%, of our sales for the year ended December 31, 2012.

Silica Catalysts

In our silica catalysts product group, the majority of products that we sell are used in the production of HDPE, a high strength and high stiffness polyethylene used in demanding applications such as large-part blow molding, film and pipes. HDPE demand is expected to continue to grow globally at an average of approximately 5% annually from 2012 to 2016. We expect that capacity additions in Asia will drive near-term growth. In the longer term, we expect there will be additional HDPE capacity in North America as announced ethylene capacity comes on-line driven by the U.S. shale gas transformation. We have collaborated closely with major process licensors to qualify our catalysts in existing and newly licensed HDPE production facilities, and with our key customers to customize our catalyst products to offer unique HDPE products in their end-use markets. Therefore, we expect our silica catalysts product group to grow at a more rapid pace than the overall HDPE market.

The silica catalysts product group is also leveraging its technical expertise to develop new catalyst products for other markets involving new and more efficient pathways for producing industrial chemicals, including MMA and ethyl acetate, and in the rapidly developing field of converting natural gas to transportation fuel. We have proven the technical and commercial viability of several of these new products with our customers, have entered into long-term contracts for certain of them, and expect them to meaningfully contribute to future sales growth.

Specialty Zeolite-Based Catalysts

In our Catalyst Joint Ventures, we produce specialty zeolite-based catalysts that are sold to the emissions control industry, the petrochemical industry and other areas of the broader chemicals industry. Representative applications include emissions control catalysts used to remove impurities in gasoline, light-duty and HDD; hydrocracking catalysts used to maximize output of higher value middle distillate from refining of crude oil; specialty catalysts used in de-waxing lubricants and fuel oil; isomerization catalysts which maximize the output of para-xylene in polyester manufacturing; and chemical synthesis catalysts used to produce caprolactam, propylene oxide and other materials. We believe that the continued tightening of diesel emissions standards in the United States, Europe, Japan and eventually in China and India will provide our business significant and sustained growth opportunities for our emissions control catalyst technology. In addition, we plan to continue to diversify the applications for our emissions control catalyst technology to non-road and stationary applications. We have proven the technical and commercial viability of some of these projects, have built strong customer relationships based on these proven capabilities, and expect that they will meaningfully add to the future growth of the business.

Specialty Glass Materials

Our Specialty Glass Materials business is the market leader in North America with nearly 100 years of industry expertise in manufacturing specialty glass materials. We market many of our products under the brand name Potters. Specialty Glass Materials is comprised of the Transportation Safety and EGM product groups. These product groups sell highly-specialized glass spheres, or beads, and metal coated particles, which are produced through 24 manufacturing facilities in 11 countries throughout North America, Europe, South America and Asia-Pacific. We have achieved a 5% sales CAGR in our Specialty Glass Materials business from 2005 to 2012. Across our global footprint, we are dedicated to a cleaner environment and recycle over one billion pounds of glass each year. The following charts show our Specialty Glass Materials business’s sales by region and end-use for the nine-month period ended September 30, 2013.

The Specialty Glass Materials business accounted for $240.2 million, or 26%, of our sales for the nine-month period ended September 30, 2013 and $310.2 million, or 26%, of our sales for the year ended December 31, 2012.

Transportation Safety

In the Transportation Safety product group, we manufacture reflective glass beads used in highway and airport lane markings, guardrails, barriers and delineation. These glass beads are used with a variety of binders (including waterborne and solvent borne paint, epoxy and many others) to improve lane marking visibility. Transportation Safety products are primarily sold to federal and state government agencies, municipalities, highway contractors and airport agencies. Demand for our Transportation Safety products has grown as a result of increased spending for maintenance and upgrade of existing roads and the construction of new roads by government agencies around the world. Demand for our Transportation Safety products is principally driven by replacement demand and new roads. Demand has steadily grown through economic cycles. Single lane markings are typically funded by taxes on gasoline and are not typically tied to economic cycles or to the state and local government budgeting process. From 2005 to 2011, U.S. highway funding has grown at a CAGR in excess of U.S. real GDP. In addition, as our customers have become increasingly focused on safety, growth in our Transportation Safety products has increased due to greater demand for higher value-added reflective products in highways, guardrails, airports and other non-traditional services. The U.S. government has taken an active role in implementing regulations and initiating infrastructure development to improve transportation safety. In terms of regulation, eight U.S. states have mandated wider lines on all roads and an additional 30 states are using wider lines in some fashion. In particular, many of these states are moving from a 4-inch to a 6-inch line width standard, which doubles demand for the beads. The remaining twelve U.S. states are expected to adopt a wider lines standard in the near future. These regulations are supported by the government’s emphasis on upgrading the aging U.S. highways, translating into consistent government expenditure. The Transportation Safety product group accounted for $144.1 million, or 15%, of our sales for the nine-month period ended September 30, 2013 and $184.5 million, or 15%, of our sales for the year ended December 31, 2012.

Engineered Glass Materials

In the EGM product group, we sell highly-specialized solid and hollow glass spheres and metal coated particles that are used in a variety of applications such as plastic additives, conductives, metal finishing and other industrial and consumer applications. When used as plastics additives, these spheres are a cost-effective means to improve dimensional stability and reduce shrinkage and warping of plastic molded products. Metal coated spheres provide conductivity in consumer electronic applications. Spheres can be used as blasting media for cleaning, finishing and peening high performance metals used in automotive, aerospace and other manufactured products and components. The EGM product group accounted for $96.1 million, or 11%, of our sales for the nine-month period ended September 30, 2013 and $125.7 million, or 11%, of our sales for the year ended December 31, 2012.

Geographic Footprint

We operate 63 manufacturing sites in 18 countries on six continents. A majority of our products are produced by fusing raw materials inputs in a high temperature furnace, and either processing or mixing these fused compounds with other inputs such as water. We are the only manufacturer of sodium silicates and engineered glass materials producing in each key geographic region: North America, Europe, Asia-Pacific and Latin America.

Silicate plants are spread out locally with a few larger dedicated units for derivative production. Given this industry structure, our geographic footprint is closely aligned with our key customers. Our highly-efficient network of plants provides us with a strong competitive position. This dynamic is amplified by the cost effectiveness of expanding existing capacity to meet customer needs compared to the cost, delay and permitting complications of building “greenfield” plants.

Further, our Specialty Glass Materials facilities are strategically positioned in close proximity to customers, a competitive advantage in an industry where the ability to provide products “on-demand” is advantageous. In this business, our extensive manufacturing footprint and close proximity to customers allow us to quickly respond to demand resulting from unfavorable weather conditions or short-term notice for road development.

Substantially all of our sites in North America, Europe, Latin America, Australia, Thailand and China are ISO-9001 certified. The majority of our facilities are also ISO-14000 certified.

Raw Materials

Our leading market position and global scale allow for competitive contracts with suppliers. The major raw materials that we use include soda ash, sand, ATH and glass cullet. While natural gas is not a direct feedstock for any product, all three businesses utilize natural gas powered furnaces to heat raw materials and create the chemical reactions necessary to produce end-products. We maintain multiple suppliers wherever possible, hedge exposure to fluctuations in market prices for natural gas purchases in the United States, make forward purchases of natural gas in the United States, Canada, and Europe to mitigate our exposure to price volatility, and structure our customer contracts to allow for the pass-through of raw material and natural gas costs. See “Risk Factors—Risks Related to Our Business—If we are unable to pass on increases in raw material prices, including natural gas, or to retain or replace our key suppliers, our results of operations and cash flows may be negatively affected.” We also maintain a raw material quality audit and qualification program to ensure that the material we purchase satisfies stringent quality requirements.

The Performance Chemicals business’s major raw materials include soda ash, industrial sand, ATH and sodium hydroxide (commonly known as caustic soda). The Catalysts business’s raw materials include sodium silicate, acids and bases, and certain metals. The key raw material for the Specialty Glass Materials business is cullet, which is glass sourced from glass recyclers around the world. Cullet is generally in ample supply from local recyclers in the regions in which we operate. These raw materials, in general, are widely available.

Manufacturing Process

A majority of our products are produced by fusing raw material inputs in a high temperature furnace or a high pressure agitator (which we refer to as a direct attack), and either processing or mixing these fused compounds with other inputs such as water. Sodium silicate, a core product in the Performance Chemicals business, is created by combining soda ash with silica, or industrial sand, and applying heat in a furnace to produce a molten glass which quickly cools and hardens. The liquid sodium silicate is subsequently produced via dissolvers. Catalysts are produced by blending the raw materials to form silica gel, and sequential thermal and surface treatments to produce the finished catalyst. By careful control of critical process variables, we are able to produce highly uniform products to meet individual customer performance requirements. In our Specialty Glass Materials business, glass spheres are produced from cullet, then coated and packaged. See “Industry and Product Overview—Performance Chemicals and Catalysts Industry Overview” and “Industry and Product Overview—Specialty Glass Materials Industry Overview.”

Sales and Marketing

Performance Chemicals

Our Performance Chemicals business utilizes both a direct sales force as well as established chemical distributors to market our broad array of products. For most customers, our direct sales force calls on the customer, supported by our experienced technical staff. Our global sales force and technical staff employ a proactive and consultative approach to the sales process. In many cases, particularly in specialty products, the sales force assists our R&D team with the design and development of new products for a client’s specific needs.

Catalysts

Our Catalysts business utilizes a global direct sales force, supported by sales agents and distributors in certain countries where appropriate, to market our broad array of products. Our global sales force, supported by an experienced technical staff, employs a proactive and consultative approach before, during and after the sales process. In many cases the sales force and technical experts from our R&D facilities assists with the design and development of new products for a client’s specific needs.

Specialty Glass Materials

Our Specialty Glass Materials business primarily utilizes a technically-trained internal sales force to market our product offerings in each geographic market we serve. Our Specialty Glass Materials business sells Transportation Safety products directly to road striping contractors and original equipment manufacturers through regional sales managers in North America, Europe and Asia-Pacific, and sells to states and municipalities through a bid process handled by corporate staff. EGM products are sold through a direct sales force and network of distributors.

Research & Development

We benefit from the highly-skilled technical capabilities of our employees dedicated to new product development. We operate five R&D facilities in the United States, Canada, the United Kingdom, the Netherlands and France. Our R&D activities are directed toward the development of new and improved products, processes, systems and applications for customers. Our R&D team is organized to support each of the operating businesses and staffed with experienced scientists, technical service representatives and process engineers with direct knowledge of the products offered. This business group-oriented team structure provides strong links between product development, manufacturing and customer specifications. Strong linkage to customer specifications ensures that product development efforts are timely and relevant to real world requirements, while close ties to manufacturing ensures that new products can be produced in a profitable manner. Product development activities are organized into R&D projects that are subjected to regular stage-gate reviews by the business management team. As a result, our R&D teams are able to reduce the product development time and allow for rapid introduction of new products to the marketplace. We believe we are one of the only producers in the markets we serve that offers product development and technical support services on a global basis. R&D expenses were approximately $9.1 million in the year ended December 31, 2012, $9.3 million in the year ended December 31, 2011 and $9.5 million in the year ended December 31, 2010.

Competition

Some of the markets in which we operate for the Performance Chemicals, Catalysts and Specialty Glass Materials businesses are highly competitive, and this competition could harm our business and our corresponding results of operations, cash flow and financial condition. The markets in Europe and certain Asia-Pacific regions are particularly competitive due to the number of regional competitors. In the Performance Chemicals business, our competitors range from large international companies, such as OxyChem and W.R. Grace, to a large number of smaller regional companies of varying sizes. In the Catalysts business, our competitors include Clariant, Tosoh and W.R. Grace. In the Specialty Glass Materials business, our competitors include Sovitec and Swarco, among others.

Customers

The average length of our relationships with our top 10 customers is over 50 years. We have over 4,000 customers across our three principal businesses. Our customers include Akzo Nobel, Albemarle, Anheuser-Busch InBev, Colgate-Palmolive, Evonik, ExxonMobil, GlaxoSmithKline, Halliburton, Henkel, INEOS Group, LyondellBasell, Procter & Gamble, Rhodia, SAB Miller, SABIC, Schlumberger, Sherwin-Williams, Unilever, W. R. Grace and 3M. Additionally, we have a diversified customer base, with our top 10 customers representing 20% of sales for the year ended December 31, 2012 and no single customer representing more than 6% of sales for the same period.

Intellectual Property

We own or have rights to a large number of patents relating to a large number of products and processes. On a worldwide basis, as of December 31, 2013, we own approximately 85 patented inventions, with approximately 314 patents issued in countries around the world and approximately 164 patent applications pending worldwide covering an additional 24 inventions. Our patent portfolio in the aggregate, combined with our trade secrets and extensive manufacturing and product experience and knowledge, reinforces our competitive advantage. As of December 31, 2013, we also own approximately 533 trademark registrations, including 72 U.S. trademark registrations and 68 pending trademark applications, including eight pending U.S. applications. In addition to our registered and applied-for intellectual property portfolio, we also claim ownership in certain trade secrets developed by and used in our business. Including our joint ventures, we are party to certain arrangements whereby we license in the right to use certain intellectual property rights in connection with our business.

Employees

As of January 8, 2014, our domestic and international operations consisted of approximately 2,418 employees, of which 874 were employed in the United States and 434 were employed in Canada, Mexico and Brazil. We also have 800 employees throughout Europe, 36 in South Africa and 87 in Indonesia. Our remaining employees are dispersed throughout the Asia–Pacific region, primarily in Australia, China, Thailand and Japan. As of January 8, 2014, approximately 40% of our employees were represented by a union or workers council. We believe we have good relationships with our employees and their respective work councils and/or union representatives.

Environmental Regulations

We are subject to local, state, federal and foreign environmental, health and safety laws and regulations concerning, among other things: emissions to the air; discharges to land and water; and the generation, handling, treatment and disposal of hazardous substances and wastes. Our facilities typically require operating permits that are subject to renewal. Compliance with environmental laws and regulations may require us to make significant site or operational modifications at substantial cost. Violations of environmental laws and regulations, or any permits issued thereunder, may result in restrictions on our operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Under certain environmental laws, liability for the cleanup of contaminated sites can be imposed retroactively and on a joint and several basis. We could be held responsible for all cleanup costs at a site, whether currently or formerly owned or operated, and regardless of fault, knowledge, timing or cause of the contamination. We are currently, and may in the future be, responsible for some or all of the investigation or remediation costs for certain contaminated property, including those at properties where we have disposed of our waste and at properties which we no longer own. The discovery of currently unknown contaminants or the imposition of additional investigation or cleanup obligations at these or other properties could result in significant liabilities. We cannot assure you that, as a result of former, current or future operations, we will not incur significant expenditures relating to new or existing laws and regulations or additional environmental remediation or restoration liabilities.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, we cannot assure you that these laws and regulations or the interpretation of them will not change or become more stringent in the future or that additional unforeseen expenditures will not be required.

Environmental laws and regulations are complex, and both the laws and regulations and the interpretation thereof, change frequently and have tended to become more stringent over time. For example, we may be materially impacted by future environmental regulations, such as those driving stricter control of nitrogen oxides or particulate emissions from silicate furnaces.

We are actively engaged in complying with environmental protection laws. We anticipate incurring future costs for capital improvements and general compliance under environmental laws, including costs to acquire, install, maintain and repair pollution control equipment. We incurred related capital expenditures of $4.5 million in the nine-month period ended September 30, 2013, $6.9 million in the year ended December 31, 2012, $7.9 million in the year ended December 31, 2011 and $6.5 million in the year ended December 31, 2010.

We are involved from time to time in administrative or legal proceedings relating to environmental matters and have incurred in the past and will continue to incur capital costs and other expenditures relating to environmental matters. For a discussion of recent proceedings, see “—Legal Proceedings.”

Properties

Our operating headquarters are located in Malvern, Pennsylvania. We are a global company operating 63 manufacturing sites in 18 countries on six continents, including 39 Performance Chemicals manufacturing facilities in 15 countries, two Catalysts manufacturing facilities in two countries and 24 Specialty Glass Materials manufacturing facilities in 11 countries throughout the world. We also have ten administrative facilities and five R&D facilities in nine countries.

The table below presents summary information regarding our principal facilities as of September 30, 2013:

Location	Approximate Square Feet	Business	Owned or leased
Administrative facilities:
Amersfoort, Netherlands	7,481	Performance Chemicals	Leased
Lenexa, KS, United States	14,489	Performance Chemicals, Catalysts and Specialty Glass Materials	Leased
Malvern, PA, United States	33,000	Performance Chemicals, Catalysts and Specialty Glass Materials	Leased

Research and development facilities:
Toronto, Canada	2,500	Performance Chemicals	Leased
Eijsden, Netherlands	4,306	Performance Chemicals	Owned
Warrington, United Kingdom	14,155	Performance Chemicals	Owned/Leased
Conshohocken, PA, United States	74,968	Performance Chemicals, Catalysts and Specialty Glass Materials	Owned

Manufacturing facilities:
Melbourne-Dandenong, Australia		Performance Chemicals and Specialty Glass Materials	Owned (a portion of the facility is leased)
Jacana, Brazil	58,458	Performance Chemicals	Owned
Rio Claro, Brazil	10,724	Performance Chemicals	Owned
Toronto, Canada	75,471	Performance Chemicals	Owned
Valleyfield, Canada	46,000	Performance Chemicals	Owned
Lamotte, France	130,567	Performance Chemicals	Leased
Wurzen, Germany	124,915	Performance Chemicals	Owned
Pasuruan, Indonesia	68,489	Performance Chemicals	Owned
Guadalajara, Mexico	105,866	Performance Chemicals	Owned
Tlalnepantla, Mexico	136,209	Performance Chemicals	Owned
Eijsden, Netherlands	165,850	Performance Chemicals	Owned/Leased
Maastricht, Netherlands	70,073	Performance Chemicals and Catalysts	Leased
Winschoten, Netherlands	134,548	Performance Chemicals	Leased
Delfzijl, Netherlands	38,373	Catalysts	Owned
Warrington, United Kingdom	396,898	Performance Chemicals	Owned/Leased
Augusta, GA, United States	65,178	Performance Chemicals	Owned
Augusta, GA, United States	121,502	Specialty Glass Materials	Owned
Baltimore, MD, United States	19,852	Performance Chemicals	Owned
Brownwood, TX, United States	107,900	Specialty Glass Materials	Owned
Chester, PA, United States	172,707	Performance Chemicals	Owned
Gurnee, IL, United States	96,000	Performance Chemicals	Owned
Jeffersonville, IN, United States	29,052	Performance Chemicals	Owned
Joliet, IL, United States	168,657	Performance Chemicals	Owned

Location	Approximate Square Feet	Business	Owned or leased
Kansas City, KS, United States	291,569	Performance Chemicals and Catalysts	Owned
Muscatine, IA, United States	105,072	Specialty Glass Materials	Owned
Paris, TX, United States	147,158	Specialty Glass Materials	Owned
Pineville, LA, United States	14,522	Performance Chemicals	Owned
Potsdam, NY, United States	88,798	Specialty Glass Materials	Owned
Rahway, NJ, United States	124,035	Performance Chemicals	Owned
South Gate, CA, United States	71,632	Performance Chemicals	Owned
St. Louis, MO, United States	44,034	Performance Chemicals	Owned
Utica, IL, United States	75,248	Performance Chemicals	Owned

Legal Proceedings

We are involved from time to time in administrative or legal proceedings relating to our operations and facilities.

There is a risk of environmental impact in chemical manufacturing operations. Our company’s environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact. Our company is also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor and other actions arising out of the normal course of business. No accrual for these matters currently exists, with the exception of those listed below, because management believes that the liabilities resulting from such lawsuits and claims are not probable or reasonably estimable.

Our company triggered the requirement of New Jersey’s Industrial Site Recovery Act statute, or ISRA. As required under ISRA, a General Information Notice with respect to our company’s two New Jersey locations was filed with the New Jersey Department of Environmental Protection, or the NJDEP, in December 2004 and again in July 2007. Based on an initial review of the facilities by the NJDEP in 2005, our company estimated that $0.5 million will be required for contamination assessment and removal work at these facilities, and had recorded a reserve for such amount as of December 31, 2005. During subsequent years, it was determined that additional assessment, removal and remediation work would be required and the reserve was increased to cover the estimated cost of such work. In addition, during this period, work had been performed and the reserve was reduced for actual costs incurred for the assessment and remediation work. As of September 30, 2013 and December 31, 2012, our company has recorded a reserve of $3.0 million and $1.9 million for costs required for contamination assessment and removal work at these facilities. There may be additional costs related to the remediation of these two facilities, but until further investigation takes place, our company cannot reasonably estimate the amount of additional liability that may exist.

As part of the INEOS Silicas acquisition in July 2008, our company acquired a manufacturing facility at Rio Claro, Brazil. An administrative proceeding related to subsoil and groundwater contamination at the Rio Claro, Brazil facility has been in process at the Sao Paulo State Environmental Agency, or the CETESB, since 2000. Although the manufacture of silicas developed by the facility since 2001 is not connected to the heavy metals contaminants identified at the Rio Claro site, as the owner of the facility, our company is liable under Brazilian law for the contamination, as well as the remediation of any damages directly or indirectly caused by the contamination and for penalties that may be imposed by the authorities. In 2012, our company completed the installation of a capping system on the site and continues to monitor groundwater for natural attenuation of contaminants. As of September 30, 2013 and December 31, 2012, our company has recorded a reserve of $0.1 million for costs necessary to conduct additional groundwater monitoring.

As part of the INEOS Silicas acquisition in July 2008, our company acquired a manufacturing facility at Warrington, United Kingdom. Asbestos-containing building material is present at the site, and asbestos removal and insulation replacement initiatives are underway. As of September 30, 2013 and December 31, 2012, our company has recorded a reserve of $0.9 million, for costs related to these initiatives.

In 2008, our company sold the property of a manufacturing facility located in the United States to the local port authority. In 2009, the port authority commissioned an environmental investigation of portions of the property. In 2010, the port authority advised our company of alleged soil and groundwater contamination on the property and alleged our company was liable for certain conditions. Our company received and reviewed the environmental investigation documentation and determined it may have liability with respect to some, but not all, of the alleged contamination. As of September 30, 2013 and December 31, 2012, our company has recorded a reserve of $0.7 million, for costs related to this potential liability.

Our company and the Pennsylvania Department of Environmental Protection, or PADEP, have agreed to settle the Environmental Hearing Board appeal of a PADEP penalty assessment for alleged violations of air emission limitations in 2011 at our company’s manufacturing facility in Chester, Pennsylvania. The settlement also includes alleged air violations in 2012 that were not part of the Environmental Hearing Board appeal. Under the settlement, our company will pay a civil penalty of $0.1 million that will cover the vast majority of the violations in 2011 alleged by PADEP, and all of the violations in 2012 alleged by PADEP. The remaining violations in 2011 originally alleged by PADEP under the appealed penalty assessment will be withdrawn by PADEP without prejudice as part of the settlement, with both parties reserving all rights and defenses. The settlement is expected to be finalized during the first quarter of 2014.

As part of the INEOS Silicas acquisition in July 2008, our company may be liable for potential multi-year UK tax benefits. Our company is contractually obligated to make a payment on an annual basis on its UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement. As of September 30, 2013 and December 31, 2012, our company has accrued $5.4 million and $1.1 million, respectively, for this matter representing the expected payment owed on the calculation of the liability for the applicable tax years. Our company recorded these expenses in other operating expense, net.

In connection with our hedging strategy, our company entered into a series of financial hedges with one of its counterparties. The counterparty subsequently filed for bankruptcy, which resulted in the counterparty being in default under the hedge contracts. As a result of the default, our company was forced to enter into other hedge transactions with other counterparties, which resulted in additional costs to our company. During 2009, our company filed a claim with the bankruptcy court for financial damages to our company as a result of this default. In 2010, our company and the counterparty settled the claim. This settlement was an agreement reached on the timing of the payment of the outstanding amounts due to the counterparty with interest and resulted in a minimal impact to the consolidated statement of operations. As of September 30, 2013, all amounts due to the counterparty, including accrued interest, were fully paid. As of December 31, 2012, the amounts due to the counterparty, including accrued interest, was $8.3 million.

MANAGEMENT

The following table provides information regarding our executive officers and our board of directors:

Name	Age	Position
Michael Boyce	66	Chairman of the Board of Directors and Chief Executive Officer
Alan McIlroy	63	Chief Financial Officer and Vice President
William Sichko, Jr.	60	Chief Administrative Officer, Secretary and Vice President
John M. Steitz	55	Chief Operating Officer and President
Erwin Goede	56	Vice President and President—Performance Chemicals EMEA & Asia
Paul Ferrall	57	Vice President and President—Performance Chemicals Americas & Australia
John Lau	59	Vice President and President—Catalysts
Scott Randolph	51	Vice President and President—Specialty Glass Materials
Robert Coxon	66	Director
Andrew Currie	58	Director
Jonny Ginns	40	Director
Andrew Marino	44	Director
Glenn Youngkin	47	Director

Michael Boyce became the Chairman of our board of directors and Chief Executive Officer in 2005. From 1998 to 2004, Mr. Boyce was the Chairman and Chief Executive Officer of Peak Investments, LLC. Prior to April 1998, he was President & Chief Operating Officer of Harris Chemical Group and Chief Executive Officer of Penrice Soda Products Pty. Ltd. in Australia. Before joining Harris Chemical Group, he was with General Chemical, where he spent two years as Vice President and General Manager of its Industrial Chemicals division. Prior to that, he was President of Catalyst Resources, Inc., a subsidiary of Phillips Petroleum Company that manufactures polypropylene and polyethylene polymerization catalysts. From 1983 through 1986, he was Vice President and General Manager of Sylvachem Corporation, a wholly owned subsidiary of SCM Corporation, a company active in specialty chemicals. Earlier in his career, he was with Union Carbide for 12 years, where he held a variety of positions in business management, sales & marketing and manufacturing. Mr. Boyce also serves as a director on the boards of two public companies, AAR Corp. and Stepan Company. Our board of directors has concluded that Mr. Boyce should serve as a director because he has significant directorship experience and has significant core business skills, including financial and strategic planning.

Alan McIlroy became Chief Financial Officer and Vice President in 2007, prior to which he served as our Vice President of Strategic Planning. Previously, Mr. McIlroy served as Chief Financial Officer and Vice President of Operations with Workhorse Custom Chassis from 2004 to 2005. Prior to that, he served as Vice President and Chief Financial Officer of Dayton Superior Corp. from July 1997 to 2003. Mr. McIlroy served as President of the Greenock Group from 1994 to 1997, Senior Vice President at Harris Chemical Group from 1990 to 1994 and Controller for General Chemical’s Soda Ash division from 1987 to 1990.

William Sichko, Jr. became Chief Administrative Officer, Secretary and Vice President responsible for Legal, Health, Safety and Environmental compliance and Human Resources in 2005. Prior to that, Mr. Sichko served as Chief Administrative Officer with Peak Investments, LLC. From 1991 through 1998, he held management positions with Harris Chemical Group and IMC Global (following IMC Global’s acquisition of Harris Chemical) including serving as Senior Vice President of Human Resources from 1996 to 1998. From 1987 to 1991, Mr. Sichko was a manager with General Chemical.

John M. Steitz became Chief Operating Officer in October 2013 and President in December 2013. Mr. Steitz previously served as the President and Chief Executive Officer of Avantor Materials, Inc., a multinational specialty chemical company. Prior to that, Mr. Steitz held management positions with Albemarle Corporation, a multinational chemical firm, from 2000 to 2012, including serving as President and Chief Operating Officer from

2007 to 2012 and Senior Vice President, Global Business Operations, from 2004 to 2007. Mr. Steitz began his career in 1980 with Mallinckrodt, Inc., a supplier of chemicals and medical technologies, where he held various positions in engineering, sales and management. Mr. Steitz serves as a director on the board of Innophos Holding, Inc.

Erwin Goede became Vice President and President of Performance Chemicals EMEA & Asia and Indonesia in November 2006. Mr. Goede joined us in August 2001 as President of PQ Europe. Prior to that, Mr. Goede held management positions with Akzo Nobel, a multinational chemical firm, from 1986 to 2001. In 1995, Mr. Goede joined Akzo Nobel’s Polymer Chemicals Unit. Mr. Goede held roles of increasing responsibility with Akzo’s Polymer Chemicals Unit, including European Business Manager for Peroxides and Global Business Manager for Specialty Monomers. In 1990, Mr. Goede became Finance Director for Akzo-PQ Silica, a joint venture between us and Akzo Nobel that produced and marketed silica-based products in Europe. From 1986 to 1990, Mr. Goede held a variety of senior level financial positions with Akzo Nobel.

Paul Ferrall became Vice President and President of Performance Chemicals Americas & Australia in November 2006. Mr. Ferrall joined us in August 2005 as Senior Vice President of Global Plant Operations for the Performance Chemicals business. Before joining us, Mr. Ferrall had been President of Peak Chemical and Sulfur. From 1995 to 2000, Mr. Ferrall held several management positions with Harris Chemical and IMC Global, including Vice President of its Soda Products business. From 1978 to 1995, Mr. Ferrall held various positions of responsibility in engineering, operations, finance, sales and business management with Allied Chemical.

John Lau became Vice President and General Manager of Silica Catalysts and Zeolyst International in November 2006 and was named President of the Catalysts business in January 2011. Dr. Lau joined us in July 1996 to lead our Exploratory Research department with the mission to develop new growth opportunities. Dr. Lau was appointed Vice President of Research and Development in 1998 and Vice President of Strategic Planning in 2005. Prior to joining us, Dr. Lau held various research and management positions at W.R. Grace & Co. from 1984 to 1996. From 1982 to 1984, Dr. Lau was a research fellow at the University of California,

Los Angeles.

Scott Randolph became Vice President and President of the Specialty Glass Materials business in April of 2005 after joining us as Senior Vice President Strategic Planning. From 2000 to 2005, Mr. Randolph held the position of Chief Financial Officer with Peak Investments, LLC. From 1990 to 2000, Mr. Randolph held a number of management positions with Harris Chemical Group and IMC Global Inc. following IMC Global’s acquisition of Harris. Mr. Randolph’s last position with IMC Global was General Manager of the Worldwide Boron Business. From 1989 to 1990, Mr. Randolph held management positions with General Chemical. Prior to that, Mr. Randolph served as a nuclear trained naval officer from 1984 to 1989.

Robert Coxon became a director in 2007. Mr. Coxon was previously an Operating Executive to Carlyle assisting Buyout teams in Europe, the United States, the Middle East and Asia. In that role, he advised Carlyle in making and managing investments in the chemicals sector and was based in London. In addition to serving on our board of directors, Mr. Coxon is also Chairman of the UK Center for Process Innovation, an international research center in printable electronics, bio-processing and low carbon energy. Previously he was on the board of directors of AZ Electronic Materials, Sinorgchem, Ensus and Stahl. Prior to joining Carlyle, Mr. Coxon was Senior Vice President of ICI and Chief Executive Officer of Synetix, a world leading catalyst company. Our board of directors has concluded that Mr. Coxon should serve as a director because he has significant directorship experience and has significant core business skills, including financial and strategic planning.

Andrew Currie became a director in 2008. Mr. Currie has been a director of INEOS since 1999, a partner of INEOS since 2000, and a director of INEOS AG since March 2010 when the ownership of the INEOS business was transferred to Switzerland. He was previously Managing Director, Laporte Performance Chemicals, having served as a director of the Inspec Group from 1994 until the Laporte acquisition of Inspec in 1998. Mr. Currie has a degree in natural sciences from Cambridge University and spent the first 15 years of his career with BP Chemicals in various technical and business management functions. Our board of directors has concluded that Mr. Currie should serve as a director because he has significant directorship experience and has significant core business skills, including financial and strategic planning.

Jonny Ginns became a director in 2010. Mr. Ginns joined INEOS in 2006 as Group General Counsel, having worked as an external lawyer for a number of years before that. He has experience across a wide range of fields, including mergers & acquisitions, disposals, joint ventures, litigation, finance and employee benefits, and acts as a director for a number of INEOS entities. Mr. Ginns holds a BA Honours with Law from the University of Nottingham and an LPC distinction from Nottingham Law School and the University of Texas School of Law. Our board of directors has concluded that Mr. Ginns should serve as a director because he has significant directorship experience and has significant core business skills, including financial and strategic planning.

Andrew Marino became a director in 2007. Mr. Marino is a Managing Director at The Carlyle Group and the Chief Operating Officer of Carlyle’s Energy and Natural Resources business. From 2004 until 2012, Mr. Marino was a senior member of the Industrial Sector buyouts team for Carlyle Partners where he focused on investments in the Chemical, Metals and Energy sectors. Prior to joining Carlyle, Mr. Marino was a Vice President at Morgan Stanley where he focused on mergers, acquisitions and restructuring assignments in a variety of industries in both the United States and Europe. For several years prior to business school, Mr. Marino lived and worked in Hong Kong and China identifying private equity investments in China and Southeast Asia. Mr. Marino is a graduate of Dartmouth College and received his M.B.A. from the University of Pennsylvania’s Wharton School. Mr. Marino also currently sits on the board of directors of Discover Exploration, Varo Energy and on the Board of trustees of Capital City Public Charter School. He is based in Washington, DC. Our board of directors has concluded that Mr. Marino should serve as a director because he has significant directorship experience and has significant core business skills, including financial and strategic planning.

Glenn Youngkin became a director in 2007. Mr. Youngkin is a Managing Director, Chief Operating Officer of Carlyle and serves on Carlyle’s Management Committee. He is based in Washington, DC. From October 2010 until March 2011, Mr. Youngkin served as Carlyle’s interim principal financial officer. From 2005 to 2008, Mr. Youngkin was the Global Head of the Industrial Sector investment team. From 2000 to 2005, Mr. Youngkin led Carlyle’s buyout activities in the United Kingdom and from 1995 to 2000, he was a member of the U.S. buyout team. Prior to joining Carlyle in 1995, Mr. Youngkin was a management consultant with McKinsey & Company and he also previously worked in the investment banking group at CS First Boston. Mr. Youngkin received a B.S. in mechanical engineering and a B.A. in managerial studies from Rice University and an M.B.A. from the Harvard Business School, where he was a Baker Scholar. Mr. Youngkin currently serves on the boards of directors of several Carlyle portfolio companies, including Ri-Happy Brinquedos S.A. and Scalina S.A. Mr. Youngkin also serves on the board of trustees of AlphaUSA and the board of directors of the Rice Management Company. Our board of directors has concluded that Mr. Youngkin should serve as a director because he has significant directorship experience and has significant core business skills, including financial and strategic planning.

Controlled Company

For purposes of the rules of the stock exchange on which our common stock will be listed, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that affiliates of Carlyle and INEOS will collectively continue to own more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the rules of such stock exchange. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, (iii) a compensation committee composed entirely of independent directors or (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees. Therefore, following this offering we will not have a majority of independent directors, our nominating and corporate governance and compensation committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the stock exchange rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the stock exchange, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board of Directors Composition

Our board of directors currently consists of six members. Michael Boyce is the chairman of our board of directors. Additionally, we expect that we will appoint                  additional director(s) concurrent with the consummation of this offering.

The exact number of members on our board of directors may be modified from time to time exclusively by resolution of our board of directors, subject to the terms of our amended and restated stockholders agreement. Our board of directors will be divided into three classes whose members serve three-year terms expiring in successive years. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, disqualification or removal.

At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following such election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

On July 2, 2008, we entered into a stockholders agreement with affiliates of Carlyle and INEOS, members of management who held our Class B Common Stock or our common stock and certain other stockholders. Upon the effectiveness of the registration statement of which this prospectus forms a part, the stockholders agreement will be amended and restated. See “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.” Pursuant to the amended and restated stockholders agreement, affiliates of Carlyle and INEOS will have the right to designate four and two of our                      directors, respectively.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.

Board of Directors Committees

Our board of directors directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the board of directors and three standing committees: the audit committee, the health, safety, environment and security committee and the compensation committee. Effective upon completion of this offering, we expect that our board of directors will also have a nominating and corporate governance committee. In addition, from time to time, other committees may be established under the direction of our board of directors when necessary or advisable to address specific issues.

Each of the audit committee, the health, safety, environment and security committee, the compensation committee and the nominating and corporate governance committee will operate under a charter that has been or will be approved by our board of directors. A copy of each of these charters will be available on our website upon completion of this offering.

Audit Committee

Our audit committee, which following this offering will consist of                      and                     , is responsible for, among its other duties and responsibilities, assisting our board of directors in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, our Code of Ethics and Business Conduct, and the performance of our internal audit function and independent registered public accounting firm. Our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

Our board of directors has determined that                      is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the stock exchange. Our board of directors has also determined that          is independent under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the stock exchange standard, for purposes of the audit committee. Rule 10A-3 under the Exchange Act requires us to have (i) a majority of independent audit committee members within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and (ii) all independent audit committee members (within the meaning of Rule 10A-3 under the Exchange Act and the stock exchange standard) within one year of the effectiveness of the registration statement of which this prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods. All members of our audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

Health, Safety, Environment and Security Committee

Our health, safety, environment and security committee, which following this offering will consist of                     , is responsible for, among its other duties and responsibilities, reviewing the status of our health, safety, environment and security policies and performance, including the implementation and effectiveness of management systems designed to ensure compliance with applicable laws, regulations and standards. It also reviews and provides feedback to our board of directors on the management of current and emerging health, safety, environmental and security issues.

Compensation Committee

Our compensation committee, which following this offering will consist of                     , is responsible for, among its other duties and responsibilities, reviewing and approving the compensation philosophy for our chief executive officer, reviewing and approving all forms of compensation and benefits to be provided to our other executive officers and reviewing and overseeing the administration of our equity incentive plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee, which following this offering will consist of                     , is responsible for, among its other duties and responsibilities, identifying and recommending candidates to our board of directors for election to our board of directors, reviewing the composition of members of our board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing our board of directors and its committees evaluations.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2012, our compensation committee consisted of Messrs. Youngkin (chair), Marino and Currie. None of the members of our compensation committee is currently one of our officers or employees. During the year ended December 31, 2012, none of our executive officers served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our employees, including our executive officers. A copy of the Code of Ethics and Business Conduct will be available on our website and will also be provided to any person without charge. Requests should be made in writing to the Chief Administrative Officer, Secretary and Vice President at PQ Holdings Inc., 300 Lindenwood Drive, Valleybrooke Corporate Center, Malvern, Pennsylvania 19355, or by telephone at (610) 651-4400.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides an overview and analysis of the compensation awarded to or earned by our named executive officers during fiscal year 2013, including the elements of our compensation program for named executive officers, material compensation decisions made under that program during fiscal year 2013 and the material factors considered in making those decisions. Our named executive officers include:

•	Michael Boyce, our Chairman and Chief Executive officer, and

•	Alan McIlroy, our Chief Financial Officer.

We will identify our remaining named executive officers after all fiscal year 2013 compensation for our named executive officers has been determined and will update this Compensation Discussion and Analysis and the associated tables prior to the effectiveness of the registration statement of which this prospectus is a part. The shares numbers in this Compensation Discussion and Analysis do not give effect to the Class B Common Stock Split, the common stock split and the conversion of our Class B Common Stock into our common stock.

Compensation Philosophy and Objectives

We intend that total compensation for our named executive officers reflect a “pay for performance” compensation philosophy. Total compensation is allocated between compensation elements, taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance, in a manner intended to align the interests of our named executive officers with the interests of our stockholders, reward value creation and provide competitive pay and benefits to our named executive officers. Variable incentive compensation is a key component of our compensation strategy and helps to ensure that total compensation reflects the overall success or failure of our company.

The primary elements and objectives of our executive compensation program are summarized in the following table:

Compensation Element	Primary Objective
Base Salary	Recognize performance of job responsibilities and attract and retain individuals with superior talent

Annual Cash Incentive Plan	Provide short-term incentives to attain financial measures

Equity Incentive Awards	Promote the maximization of stockholder value by aligning the interests of key employees with those of stockholders generally

Employee Benefits and Perquisites	Provide competitive compensation to attract and retain talented executives in a cost-efficient manner

Determination of Compensation Awards

Our compensation committee has principal authority for determining and approving the compensation awards available to our named executive officers and is charged with reviewing our executive compensation policies and practices to ensure adherence to our compensation philosophies and objectives. Historically, our compensation committee has not retained a compensation consultant, made regular use of benchmarking or direct comparisons of compensation levels with other companies or referred to any specific compensation survey or other data when determining compensation for our named executive officers and did not do any of the foregoing in determining 2013 compensation levels for our named executive officers. Rather, our compensation committee considers each named executive officer’s unique position and responsibility and relies upon the judgment and industry experience of its members, including their knowledge of competitive compensation levels in our industry and other similar industries, when making compensation decisions.

We believe that direct ownership in our company provides our named executive officers with a strong incentive to increase the value of our company. We do not currently have any formal stock ownership guidelines but we have historically encouraged equity ownership by named executive officers through awards of restricted stock. We believe these awards align our named executive officers’ interests with our stockholders’ interests.

Elements of Compensation

Base Salary

We set base salaries for our named executive officers generally at a level we deem necessary to attract and retain individuals with superior talent. In addition to considering industry and market practices, our compensation committee and board of directors annually review our named executive officers’ performance. Adjustments in base salary are based on each named executive officer’s individual performance and level and scope of responsibility and experience, as well as considerations of market pay practices. Our named executive officers’ 2013 base salaries are set forth in the following table:

Named Executive Officer	2013 Annual Base Salary
Michael Boyce	$715,000
Alan McIlroy	$341,000
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

None of our named executive officers received base salary increases in 2013.

Annual Cash Incentive Plan

Our compensation committee believes that the payment of annual, performance-based cash compensation provides incentives necessary to retain executive officers and reward them for short-term company performance. Historically, our company’s financial performance has been the primary factor considered when determining payouts under our annual cash incentive plan, which we refer to as the PQ Incentive Plan or PQIP. The PQIP has historically been approved by our compensation committee during the final quarter of the year prior to the relevant performance year and has been based on attaining earnings parameters established in an annual budget adopted by our board of directors as well as the target bonus amounts for our Chief Executive Officer and his direct reports and the aggregate amount of target bonuses payable to all other participants in the PQIP for the applicable year. Our compensation committee approves bonuses actually paid under the PQIP based on our performance with respect to the PQIP’s goals. The PQIP is a self-funding incentive plan, meaning that the amount of bonuses to be paid is considered an expense when determining whether targets have been attained.

The performance goals for our 2013 PQIP were approved by our compensation committee in December 2012 and, for each named executive officer, were based on earnings before interest, taxes, depreciation and amortization, as adjusted for certain non-cash, extraordinary or non-recurring events and expenses, including stock-based compensation expense, inventory revaluations, transaction related costs and foreign exchange gains or losses, or adjusted EBITDA, of the business segments to which the named executive officer’s responsibilities primarily relate. For Messrs. Boyce and McIlroy, the 2013 PQIP was based on the combined adjusted EBITDA of our Performance Chemicals and Catalysts businesses.

The adjusted EBITDA goals under our 2013 PQIP for each named executive officer are set forth in the following table:

Named Executive Officer	Target Adjusted EBITDA ($)
Michael Boyce	$232,361,000
Alan McIlroy	$232,361,000
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

Each named executive officer has a target annual cash incentive award amount, expressed as a percentage of the named executive officer’s base salary earned for the applicable year, that is payable upon achievement of the plan’s performance goals. No bonus is paid with respect to a metric unless the target performance goal for the metric is attained. In addition, under the 2013 PQIP, if the target adjusted EBITDA goal set forth above is exceeded, an amount equal to 25% of the excess is added to an above-target bonus pool. PQIP participants, including named executive officers, whose PQIP awards are determined by reference to the target adjusted EBITDA goal set forth above are eligible to participate in the above-target bonus pool, provided that, if applicable to a participant, the participant’s regional performance goals are attained. The regional performance goals did not apply to our named executive officers under the 2013 PQIP. An eligible participant’s share of the above-target bonus pool is equal to the percentage obtained by dividing the eligible participant’s PQIP award for the year by the total amount of bonuses earned for the year by all PQIP participants whose PQIP awards are determined by reference to the target adjusted EBITDA goal set forth above. Each named executive officer’s target award under the 2013 annual cash incentive plan is set forth in the following table:

Named Executive Officer	Target Award (% of base salary)
Michael Boyce	100
Alan McIlroy	50
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

Our compensation committee has not yet determined amounts that will be paid under our 2013 PQIP, which will depend upon our audited financial results for fiscal year 2013. We expect that the awards to be paid under the 2013 PQIP will be determined in the first quarter of fiscal year 2014.

Equity Incentive Awards

Our compensation committee believes that employees in a position to make a substantial contribution to the long-term success of our company should have a significant and ongoing stake in our success. Equity award grants not only compensate but also motivate and encourage retention of key employees by providing an opportunity for the recipients to participate in the ownership of the company. In addition, we believe equity award grants promote our long-term compensation objectives by aligning the interests of key employees with the interests of our stockholders.

In connection with the 2007 acquisition of our company by Carlyle, we adopted an equity incentive compensation plan and made grants of restricted stock to our named executive officers and other key employees under the plan. Following the acquisition of INEOS Silicas in July 2008, we adjusted the parameters of our equity incentive compensation plan and, in 2010, made additional grants thereunder. We have not historically made annual or regular equity grants to our named executive officers or other employees.

Restricted stock awards have been tied to time, performance and stockholder-return based vesting conditions. Generally, time-based restricted shares vest over three to five year vesting schedules, subject to the holder’s continued employment with us. Performance-based restricted shares are generally eligible to vest based upon attainment of earnings or stockholder return thresholds. The earnings-based restricted shares vest as to 33% of the shares upon our company attaining consolidated adjusted EBITDA of at least $250 million over a period of four consecutive calendar quarters, as to an additional 33% of the shares upon our attaining consolidated adjusted EBITDA of at least $275 million over a period of four consecutive calendar quarters and as to the remaining 34% of the shares upon our attaining consolidated adjusted EBITDA of at least $300 million over a period of four consecutive calendar quarters. Consolidated adjusted EBITDA for this purpose has substantially the same meaning as described in “—Annual Cash Incentive Plan” above for adjusted EBITDA, but is determined with respect to the consolidated operations of our company. The stockholder-return based restricted shares vest as to 100% of the shares if Carlyle attains an internal rate of return of at least 15% on its investment in our equity securities upon the occurrence of a change in control of our company, an initial public offering of our common stock or a sale by Carlyle of all its equity interests in our company. Restricted stock held by our named executive officers is also subject to accelerated vesting upon the occurrence of certain exit events and terminations of employment, as described under the section titled “—Potential Payments upon Termination or Change in Control” below.

None of our named executive officers received equity awards during fiscal year 2013.

Employee Benefits and Perquisites

We provide our named executive officers with certain personal benefits and perquisites, as described in the footnotes to our 2013 Summary Compensation Table below. We consider these benefits an important factor in attracting and retaining key executives. We do not provide any tax “gross-ups” or tax reimbursements to named executive officers in connection with these benefits. In addition, our named executive officers are eligible under the same plans as all other U.S. employees for medical, dental, vision, life and short-term and long-term disability insurance coverage. We provide these benefits due to their relatively low cost and the high value they provide in attracting and retaining talented executives.

Retirement Plans

We maintain a tax-qualified 401(k) defined contribution plan in which substantially all of our full-time U.S. employees, including our named executive officers, are eligible to participate. We currently provide an employer contribution equal to 4% of qualifying earnings and an employer matching contribution equal to 50% of a participant’s contributions up to 6% of qualifying earnings, subject to limits established by the Code. In addition, our named executive officers participate in the PQ Corporation Non-Qualified Personal Retirement Account Excess Savings Plan, or the PRA SERP, an excess benefit plan designed to provide supplemental Personal Retirement Account contributions that cannot be provided under our 401(k) plan due to Code limits. We believe these plans provide our named executive officers with an opportunity for tax-efficient savings and long-term financial security.

Employment and Severance Agreements

We consider retention of a talented management team to be essential to the success of our company. Accordingly, we have historically maintained employment agreements with our named executive officers to encourage their continued dedication and allow them to focus on creating value for our stockholders. Effective January 1, 2013, we entered into new employment agreements with our named executive officers following expiration of their previous employment agreements in accordance with their terms. The new employment agreements provide for severance payments and benefits in the event of certain terminations of employment and contain non-competition and non-solicitation covenants prohibiting the executives from competing with the company and engaging in certain other acts for a period of two years following termination. For a description of our employment agreements with named executive officers, please see the section titled “—Potential Payments upon Termination or Change in Control—Employment Agreements” below.

2013 Summary Compensation Table

The following table provides information regarding the compensation earned by our named executive officers for services rendered during the year ended December 31, 2013:

Name and Principal Position	Year	Salary($)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(2)	Total ($)
Michael Boyce	2013	715,000	—	—	89,319	804,319
Chairman and Chief Executive Officer
Alan McIlroy	2013	341,000	—	—	67,069	408,069
Chief Financial Officer and Vice President
Additional Named Executive Officer 1

Additional Named Executive Officer 2

Additional Named Executive Officer 3

(1)	Our compensation committee has not yet determined amounts that will be paid under our 2013 PQIP, which will depend upon our audited financial results for fiscal year 2013. We expect that the awards to be paid under the 2013 PQIP will be determined in the first quarter of fiscal year 2014.
(2)	Amounts include company contributions to tax-qualified and nonqualified retirements plans, company-paid life insurance and other perquisites and personal benefits, as detailed in the following table:

Name	Tax Preparation Services	Employer Contribution to 401(k) Plan	Employer Contribution to Nonqualified Defined- Contribution Plan(1)	Other Perquisites and Personal Benefits(2)	Total ($)
Michael Boyce	33,569	17,650	38,100	—	89,319
Alan McIlroy	13,614	17,650	8,290	27,515	67,069
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

(1)	Amounts reported represent employer contributions to the PRA SERP for 2013.
(2)	For Mr. McIlroy, the amount reported represents $21,111 in reimbursements for travel between the named executive officer’s home in Scottsdale, Arizona and our offices in Malvern, Pennsylvania, $1,333 in reimbursements for personal meals and $5,071 for reimbursement of personal living expenses while working from our offices in Malvern, Pennsylvania.

2013 Grants of Plan-Based Awards

The following table provides information regarding the bonus opportunities of our named executive officers under the 2013 PQIP. Our named executive officers did not receive other grants of plan-based awards during the year ended December 31, 2013:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Target ($)	Maximum ($)
Michael Boyce	—	715,000	—
Alan McIlroy	—	170,500	—
Additional Named Executive Officer 1	—		—
Additional Named Executive Officer 2	—		—
Additional Named Executive Officer 3	—		—

(1)	Amounts reported represent target awards under our 2013 PQIP. Our compensation committee has not yet determined amounts that will be paid under our 2013 PQIP, which will depend upon our audited financial results for fiscal year 2013. We expect that the awards to be paid under the 2013 PQIP will be determined in the first quarter of fiscal year 2014.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2013:

Stock Awards
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael Boyce(1)	14,323(2) 48,091(3)
Alan McIlroy	2,865(2) 9,618(3)
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

(1)	All awards reported for Mr. Boyce have been transferred to The Michael R. Boyce Family Trust-1997 for estate planning purposes.
(2)	Represents earning-based restricted shares. The shares are eligible to vest if we attain consolidated adjusted EBITDA of at least $300 million over a period of four consecutive calendar quarters, subject to accelerated vesting as discussed in “—Potential Payments upon Termination or Change in Control.”
(3)	Represents stockholder-return based restricted shares. The shares are eligible to vest upon the occurrence of a change in control of our company, an initial public offering of our common stock or a sale by Carlyle of all its equity interests in our company if, in connection with such event, Carlyle attains an internal rate of return of at least 15% on its investment in our equity securities.

2013 Option Exercises and Stock Vested

The following table provides information regarding shares of restricted stock held by our named executive officers that vested during the year ended December 31, 2013. None of our named executive officers held any options during 2013.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Boyce	13,901
Alan McIlroy	2,780
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

2013 Pension Benefits

The following table provides information regarding participation by our named executive officers in defined benefit pension plans during the year ended December 31, 2013.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Michael Boyce	—	—	—	—
Alan McIlroy	—	—	—	—
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

Nonqualified Deferred Compensation

All of our named executive officers participate in the PRA SERP. The PRA SERP is an excess benefit plan designed to provide supplemental Personal Retirement Account contributions that cannot be provided under the PQ Corporation Savings Plan due to Code limits. The plan is administered by a committee appointed by our board of directors.

Contributions. There are no executive contributions under the PRA SERP. Each plan year, we credit to participant accounts under the PRA SERP the excess of (a) the amount that would have been credited for that year to the participant’s Personal Retirement Account under our 401(k) plan disregarding the dollar limits imposed by the Code for maximum annual compensation over (b) the amount that was actually so credited. The plan administrator may from time to time also elect to make special contributions to participant accounts.

Earning and losses. Participant accounts are deemed to be invested in Vanguard target retirement funds based on a participant’s age. At the end of each calendar quarter, we adjust participant accounts with earnings/losses equal to that calendar quarter’s return for the applicable target retirement fund.

Vesting and distributions. Participants vest in their accounts under the PRA SERP upon completion of three years of service or, if earlier, death or disability or a change in control. The value of a participant’s vested account balance is paid in a lump sum on the first to occur of a the participant’s separation from service or disability, provided that distributions to “key employees” within the meaning of Section 416(i) of the Code as of the date of the participant’s separation from service, payment will not be made until six (6) months after the participant’s separation from service or, if earlier, the participant’s death.

The following table provides information regarding participation by our named executive officers in the PRA SERP during the year ended December 31, 2013.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael Boyce	—	38,100	27,713	—	348,222
Alan McIlroy	—	8,290	8,053	—	73,232
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

(1)	All amounts reported have been included in the “All Other Compensation” column of the 2013 Summary Compensation Table.

Potential Payments upon Termination or Change in Control

Employment Agreements

We maintain compensation and benefit plans and arrangements that provide payment of compensation to our named executive officers in the event of certain terminations of employment or a change in control of our company. The amount of compensation payable to each named executive officer in these situations is described below.

Each of our named executive officers is party to an employment agreement that entitles him to receive certain severance payments upon a qualifying termination of employment.

Michael Boyce. Mr. Boyce’s employment agreement became effective January 1, 2013 and has an initial five-year term that may be extended by mutual agreement. The agreement provides that Mr. Boyce will serve as the Chairman of our board of directors and as our Chief Executive Officer during his employment with us, provided that he may resign as our Chief Executive Officer and elect to serve as an executive Chairman of our board of directors. In this event, Mr. Boyce’s base salary will be reduced by 50%, with a corresponding reduction in his working time, and his employment agreement will remain in effect.

If we terminate Mr. Boyce’s employment without cause or Mr. Boyce resigns his employment for good reason, then subject to his executing a release of claims in our favor, Mr. Boyce will be entitled to receive a lump-sum payment in an amount equal to two times the sum of his annual base salary and annual target bonus for the year of termination, continued participation in our health plans for 24 months at active employee rates and a prorated portion of any annual performance bonus that would have been payable to him if he remained employed for the full year, payable at the same time the bonus would have been paid if he had remained employed. If Mr. Boyce’s employment with us is terminated due to his death or disability, he will be entitled to receive a prorated portion of any annual performance bonus that would have been payable to him if he remained employed for the full year, payable within 30 days after rendering of our audited financial statements for such year. In addition, in the event of a change in control of our company, Mr. Boyce may resign his employment voluntarily and will be entitled to receive a lump-sum payment in an amount equal to 1.5 times the sum of his annual base salary and annual target bonus for the year of termination, continued participation in our health plans for 18 months at active employee rates and a prorated portion of any annual performance bonus that would have been payable to him if he remained employed for the full year, payable at the same time the bonus would have been paid if he had remained employed.

For purposes of Mr. Boyce’s employment agreement: “cause” means a failure to perform duties which is not cured within 30 days of receipt of notice, a failure to observe material company policies of which the executive has notice, gross negligence, willful misconduct in the performance of or willful disregard for the executive’s duties, conviction of a felony or commission of an act involving moral turpitude, fraud or theft, a breach of fiduciary duties, a material interference in the executive’s performance of duties by certain other entities, a material breach of the employment agreement or another agreement between the company and the executive or an act of dishonesty intended to enrich the executive or another person at the company’s expense; “good reason” means a material reduction in the executive’s duties, authority or responsibility, a reduction in base salary or target bonus or the company’s failure to provide a material payment or benefit under the employment agreement, in each case, provided that the executive notifies the company of his intent to resign within 30 days of the occurrence of the applicable condition, the company fails to cure the event within 30 days of receipt of notice and the executive resigns employment within one year following the occurrence of the applicable condition; and “change in control” means the acquisition by a person or group of 50% or more of the voting power of the company or certain of its subsidiaries, a merger or consolidation involving the company or certain of its subsidiaries after which the company’s stockholders cease to own 50% of the voting power of the applicable company entity, the sale of substantially all of the assets of the company or certain subsidiaries or the liquidation or dissolution of the company or certain of its subsidiaries.

Mr. Boyce’s employment agreement prohibits him from competing with us or from soliciting our employees, customers or suppliers to terminate their employment or arrangements with us during the term of his employment and for 24 months following his termination. Notwithstanding the foregoing, Mr. Boyce is permitted to engage in certain business activities, generally relating to the manufacture and sale of chemical lime, sulfuric acid and potassium sulfate, in which Mr. Boyce was engaged through an affiliated company as of February 2005.

Alan McIlroy. Mr. McIlroy’s employment agreement became effective January 1, 2013 and has an initial five-year term that may be extended by mutual agreement. If we terminate Mr. McIlroy’s employment without cause or Mr. McIlroy resigns his employment for good reason, then subject to his executing a release of claims in our favor, Mr. McIlroy will be entitled to receive a lump-sum payment in an amount equal to two times the sum of his annual base salary and annual target bonus for the year of termination, continued participation in our health plans for 24 months at active employee rates and a prorated portion of any annual performance bonus that would have been payable to him if he remained employed for the full year, payable at the same time the bonus would have been paid if he had remained employed. If Mr. McIlroy’s employment with us is terminated due to his death or disability, he will be entitled to receive a prorated portion of any annual performance bonus that would have been payable to him if he remained employed for the full year, payable within 30 days after rendering of our audited financial statements for such year. In addition, in the event of a change in control of our company, Mr. McIlroy may resign his employment voluntarily and will be entitled to receive a lump-sum payment in an amount equal to 1.5 times the sum of his annual base salary and annual target bonus for the year of termination, continued participation in our health plans for 18 months at active employee rates and a prorated portion of any annual performance bonus that would have been payable to him if he remained employed for the full year, payable at the same time the bonus would have been paid if he had remained employed.

Cause, good reason and change in control have substantially the same definitions in Mr. McIlroy’s employment agreement as described above for Mr. Boyce’s employment agreement.

Mr. McIlroy’s employment agreement prohibits him from competing with us or from soliciting our employees, customers or suppliers to terminate their employment or arrangements with us during the term of his employment and for 24 months following his termination. Notwithstanding the foregoing, Mr. McIlroy is permitted to engage in certain business activities, generally relating to the manufacture and sale of chemical lime, sulfuric acid and potassium sulfate.

Equity Awards

Restricted stock held by our named executive officers is subject to acceleration upon the occurrence of certain exit events and terminations of employment. As described above in “—Elements of Compensation—Equity Incentive Awards,” restricted stock awards have been tied to time-based, earnings-based and stockholder-return based performance conditions. All time-based restricted shares held by our named executive officers are fully vested. All earnings-based restricted shares and all stockholder-return based restricted shares held by our named executive officers will vest upon the occurrence of a change in control of our company, an initial public offering of our common stock or a sale by Carlyle of all its equity interests in our company if, in connection with such event, Carlyle attains an internal rate of return of at least 15% on its investment in our equity securities, subject to continued employment through the occurrence of such event. In addition, if a named executive officer’s service with our company is terminated due to death, disability, retirement, termination without cause or resignation for good reason, the named executive officer’s unvested earnings-based and stockholder-return based restricted shares are eligible to vest as follows:

•	Earnings-based restricted shares. If an earnings target is attained on or before the final day of the second full calendar month following the calendar month in which the named executive officer’s service terminates, the named executive officer will vest in the number of earnings-based restricted shares that would have vested if the named executive officer had remained in service with the company through the vesting date.

•	Stockholder-return based restricted shares. If a change in control of our company, an initial public offering of our common stock or a sale by Carlyle of all its equity interests in our company occurs within six months following the named executive officer’s termination of service, the named executive officer will vest in full if, in connection with such event, Carlyle attains an internal rate of return of at least 15% on its investment in our equity securities.

For purposes of the foregoing, “cause” and “good reason” have the meanings given in the applicable named executive officer’s employment agreement; “retirement” means retirement after the normal retirement date for the named executive officer under the PQ Corporation Retirement Plan or with the prior approval of our board of directors; and “change in control” has the same meaning as described above for Mr. Boyce’s employment agreement.

Retirement Plans

In the event of termination for any reason, each named executive officer would receive his account balance under the PRA SERP disclosed in the Nonqualified Deferred Compensation table above.

Quantification of Potential Payments upon Termination or Change in Control

The following table provides information regarding the payments each of our named executive officers would have received upon a change in control or qualifying termination of employment, in each case, assuming the applicable event occurred on December 31, 2013:

	Form of Payment
Name/Triggering Event	Cash Severance ($)(1)	Prorated Bonus ($)(2)	Benefit Continuation ($)(3)	Equity Awards ($)(4)	Total($)
Michael Boyce
Change in Control	—	—	—
Death/Disability	—		—
Retirement	—	—	—
Involuntary Termination(5)	2,860,000		33,204
Resignation after Change in Control	2,145,000		24,903
Alan McIlroy
Change in Control	—	—	—
Death/Disability	—		—
Retirement	—	—	—
Involuntary Termination(5)	1,023,000		33,204
Resignation after Change in Control	767,250		24,903
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3

(1)	The amounts reported represent two times the sum of the named executive officer’s annual base salary and annual target bonus for an involuntary termination and 1.5 times the sum of the named executive officer’s annual base salary and annual target bonus for a resignation after a change in control.
(2)	The amount reported represents a prorated portion of the named executive officer’s annual bonus that would have been payable to the named executive officer under our PQIP if he remained employed for the full year. Because the table assumes a termination occurring December 31, 2013, the PQIP bonus would be paid for the full year. Our compensation committee has not yet determined amounts that will be paid under our 2013 PQIP, which will depend upon our audited financial results for fiscal year 2013. We expect that the awards to be paid under the 2013 PQIP will be determined in the first quarter of fiscal year 2014.
(3)	The amounts reported represent the value of continued participation in our health plans at active employee rates for 24 months in the event of an involuntary termination or 18 months in the event of a resignation after a change in control.
(4)	The amounts reported represent the value of equity awards that would vest in connection with the triggering event, determined by multiplying the number of shares of restricted stock that would vest by $ , the fair market value of our common stock on December 31, 2013.
(5)	Involuntary termination includes a termination of the named executive officer’s employment by us without cause or by the named executive officer for good reason.

Compensation Risk Assessment

We have analyzed the potential risks arising from our compensation policies and practices and determined that there are no such risks that are reasonably likely to have a material adverse effect on our company.

Director Compensation

Directors who are employees of our company receive no additional compensation for their service on our board of directors or its committees. Mr. Coxon receives a $30,000 annual retainer for his service on our board and has historically received restricted stock awards at the same time such awards were made to our named executive officers. We have not historically and in fiscal year 2013 we did not pay compensation to our other directors.

The following table provides information regarding the compensation earned by our non-employee directors during the year ended December 31, 2013:

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
Robert Coxon	30,000	30,000
Andrew Currie	—	—
Jonny Ginns	—	—
Andrew Marino	—	—
Glenn Youngkin	—	—

(1)	As of December 31, 2013, none of our directors held options to purchase shares of our common stock, Mr. Coxon held 3,746 unvested shares of restricted stock and no other director held unvested stock awards.

Incentive Compensation Plans

2014 Incentive Award Plan

In connection with this offering, we intend to adopt our 2014 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. Our board of directors is still in the process of developing the 2014 Plan, and the material terms of the 2014 Plan are not yet known.

CPQ Holding Corporation Stock Incentive Plan

Our board of directors and stockholders initially adopted our 2007 Stock Incentive Plan, or the 2007 Plan, in September 2007. The plan was subsequently amended and restated following the acquisition of INEOS Silicas in July 2008. The 2007 Plan will remain in effect until September 19, 2017 unless earlier terminated by the board of directors before such date. We have reserved an aggregate of 692,495 shares of our common stock for issuance under the 2007 Plan.

Following the effectiveness of the 2014 Plan, we will not make any further grants under the 2007 Plan. However, the 2007 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2007 Plan. Shares of our common stock subject to awards granted under the 2007 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2014 Plan are not issued under the 2007 Plan will be available for issuance under the 2014 Plan.

Administration. Our board of directors administers the 2007 Plan and has the authority to determine recipients of awards and the terms of awards granted under the 2007 Plan, construe and interpret the 2007 Plan and the agreements governing outstanding awards and to make all other determinations under the 2007 Plan as the board deems necessary or desirable in the administration of the 2007 Plan. The board of directors may delegate authority under the 2007 Plan to a committee appointed by the board. Following the effectiveness of this offering, administrative authority under the 2007 Plan will generally be delegated to the compensation committee of our board of directors.

Types of Awards. The 2007 Plan provides for the grant of restricted stock, stock options, stock appreciation rights, deferred stock units, dividend equivalents and other share awards, to directors, employees and consultants of our company and our subsidiaries. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met. Deferred stock units represent the right to receive a number of shares of our common stock or, at our company’s option, an equivalent amount of cash at times specified in the award agreement governing the deferred stock units. As of the date of this prospectus, only awards of restricted stock and deferred stock units are outstanding under the 2007 Plan.

Termination of Service. Unless otherwise determined by the plan administrator or set forth in an award agreement, all unvested awards issued under the 2007 Plan will be forfeited upon a participant’s termination of service for cause. If a participant’s employment is terminated for any reason other than cause, the participant’s unvested awards will vest or be forfeited as provided in the applicable award agreement.

Certain Transactions. If certain changes are made in, or events occur with respect to, our common stock, the 2007 Plan and outstanding awards will be appropriately adjusted in the class, number and purchase price, if any, as determined by the board of directors. In the event of a change in control of our company, the board of directors may elect to have any outstanding awards assumed, continued or substituted by the buyer or surviving entity, provided that the assumed, continued or substituted award grants rights that are substantially equivalent to or more favorable than the outstanding award. The assumed, continued or substituted award must also provide for immediate vesting in full should the award holder’s employment be involuntarily terminated (other than for cause) within two years of such corporate transaction and a cash payment equal to the excess of the award’s fair market value on the date of surrender over the exercise price of the alternative award if the award is not then exercisable for publicly traded shares. If outstanding awards are not so assumed, continued or substituted in a change in control of our company any awards that vest based solely on continued service to the company shall vest in full. Award agreements under the 2007 Plan may provide for additional or alternative vesting and/or exercisability conditions.

Amendment and Termination. The board of directors may terminate, modify or amend as it deems appropriate the 2007 Plan at any time. Unless otherwise provided in an award agreement, a termination, modification or amendment may not adversely affect the rights of an award holder with respect to outstanding awards without the award holder’s consent or the consent of a majority of award holders of similar awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors expects to adopt a written statement of policy, effective upon completion of this offering, for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

Consulting Agreement with Carlyle

PQ Holdings Inc., TC Group IV, L.L.C., an affiliate of Carlyle, and PQ Corporation entered into a consulting agreement relating to the provision of certain financial and strategic advisory services and consulting services. We paid a one-time fee in the amount of $12 million on July 30, 2007 for structuring the acquisition of our company by Carlyle. In addition, we agreed to pay an annual monitoring fee equal to $2 million. In conjunction with the INEOS Silicas acquisition on July 2, 2008, the consulting agreement was amended to increase the annual monitoring fee to $3 million. TC Group IV, L.L.C. assigned the consulting agreement to Carlyle Investment Management L.L.C., another affiliate of The Carlyle Group, on June 7, 2012. We will pay Carlyle Investment Management, L.L.C. a $         fee to terminate the consulting agreement in connection with the consummation of this offering.

Consulting Agreement with INEOS

PQ Holdings Inc., INEOS and PQ Corporation entered into a consulting agreement relating to the provision of certain financial and strategic advisory services and consulting services. We paid a one-time fee in the amount of $6 million on July 2, 2008 for structuring the INEOS Silicas 2008 acquisition. In addition, we agreed to pay to INEOS an annual monitoring fee equal to $2 million. We will pay INEOS a $         fee to terminate the consulting agreement in connection with the consummation of this offering.

Amended and Restated Stockholders Agreement

On July 2, 2008, we entered into a stockholders agreement with affiliates of Carlyle and INEOS, members of management who held our Class B Common Stock or our common stock and certain other stockholders. Upon the effectiveness of the registration statement of which this prospectus forms a part, the stockholders agreement will be amended and restated. Pursuant to the amended and restated stockholders agreement, our board of directors will initially consist of                 members, with affiliates of Carlyle and INEOS having the right to designate four and two members, respectively, of our board of Directors. Each of Carlyle, INEOS and certain of our officers, together with their respective affiliates, will agree to vote their shares in favor of such designees.

In addition, we have granted an affiliate of Carlyle the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by affiliates of Carlyle and INEOS and other stockholders party to the amended and restated stockholders agreement or to piggyback on such registration statements in certain circumstances. These shares will represent approximately     % of our common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The amended and restated stockholders agreement also requires us to indemnify certain of our stockholders and their affiliates in connection with any registrations of our securities.

Indemnification Agreements

Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and certain of our officers. These indemnification agreements provide those directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions contained under Delaware law. We believe that these indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms.

Employment Agreements

See “Compensation Discussion and Analysis—Potential Payments upon Termination or Change in

Control—Employment Agreements” for information regarding the employment agreements that we have entered into with our named executive officers.

Sales to Portfolio Companies of Funds Affiliated with Carlyle or INEOS

From time to time, we make sales to portfolio companies of funds that are affiliated with Carlyle or INEOS, but these sales are not material and such sales are done on an arms-length basis.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of                     , 2014, by:

•	each person known to own beneficially more than 5% of the capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The numbers listed below are based on         shares of our common stock outstanding as of                     , 2014, after giving effect to the completion of the Class B Common Stock split and the common stock split and the conversion of our Class B Common Stock into our common stock as if such transactions occurred on that date. As of                     , 2014, certain affiliates of Carlyle and INEOS owned approximately     % and     %, respectively, of our common stock, while the remainder is owned by certain members of our board of directors, our Chairman and Chief Executive Officer and certain of our current and former employees. The actual number of shares of common stock to be issued to each holder of Class B Common Stock in the conversion is subject to change based on the actual initial public offering price. See “The Stock Split and Conversion.”

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock and the business address of each such beneficial owner is c/o PQ Holdings Inc., 300 Lindenwood Drive, Valleybrooke Corporate Center, Malvern, Pennsylvania 19355.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
			Excluding Exercise of Option to Purchase Additional Shares		Including Exercise of Option to Purchase Additional Shares
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Principal Stockholders
CPQ Holdings LLC(1)
INEOS Investments Partnership(2)

Executive Officers and Directors
Michael Boyce(3)
Alan McIlroy(4)
Additional Named Executive Officer 1
Additional Named Executive Officer 2
Additional Named Executive Officer 3
Robert Coxon
Andrew Currie
Jonny Ginns
Andrew Marino
Glenn Youngkin
All executive officers and directors as a group (13 persons)

*	Denotes less than 1.0% of beneficial ownership.
(1)	CPQ Holdings LLC is the record holder of shares of common stock. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of TC Group IV, L.L.C., which is the general partner of TC Group IV, L.P., which is the general partner of each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., which are the sole members of CPQ Holdings LLC. The address of CPQ Holdings LLC is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004.
(2)	INEOS Investments Partnership is the record holder of shares of common stock. The partners of INEOS Investments Partnership are James A. Ratcliffe, John Reece, Andy Currie, and INEOS Silicas Holdings Limited. Mr. Ratcliffe, as the majority owner of INEOS Investments Partnership, has the power to control the voting and disposition of the shares of common stock held by INEOS Investments Partnership. The address of INEOS Investments Partnership is Avenue des Uttins, 3, CH-1180, Rolle Switzerland.
(3)	Includes shares of our common stock and shares of common stock subject to vesting conditions.
(4)	Includes shares of our common stock and shares of common stock subject to vesting conditions.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, as each is anticipated to be in effect upon the closing of this offering, and other agreements to which we and our stockholders are parties. The following is only a summary and is qualified by applicable law and by the provisions of the second amended and restated certificate of incorporation and second amended and restated bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

After this offering, our authorized capital stock will consist of             shares of Class A common stock, par value $0.01 per share, and             shares of Preferred Stock, par value $0.01 per share. As of September 30, 2013, before giving effect to the Class B Common Stock Split, the common stock split and the conversion of our Class B Common Stock into our common stock, we had outstanding 633,964 shares of our common stock, which was held by 100 stockholders of record, and 5,093,795 shares of our Class B Common Stock, which was held by 50 stockholders of record. The rights and privileges of holders of our common stock are subject to any series of Preferred Stock that we may issue in the future.

After giving effect to the completion of the Class B Common Stock split and the common stock split, which will occur with the filing of an amendment to our amended and restated certificate of incorporation prior to the pricing of this offering, the conversion of our Class B Common Stock into our common stock and the filing of our second amended and restated certificate of incorporation immediately prior to the closing of this offering, shares of our common stock are issued and             shares of our common stock are outstanding.

Each $1.00 increase (decrease) in the assumed public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, assuming the completion of the Class B Common Stock split and the common stock split prior to the conversion, would decrease (increase) the number of shares of our common stock issued in connection with the conversion of our Class B Common Stock into shares of our common stock by approximately            shares and each of as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, $        million and $        million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of our common stock will be able to elect all of the directors, and holders of less than a majority of such shares will be unable to elect any director. Under the second amended and restated certificate of incorporation, subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of our common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Because a significant portion of our operations is conducted through our subsidiaries and joint ventures, our ability to pay dividends is subject to our subsidiaries’ and joint ventures’ ability to make distributions to us. Further, the senior secured credit facilities and the 2018 Notes Indenture impose restrictions on our ability to declare dividends on our common stock. Holders of our common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of any outstanding shares of Preferred Stock.

Preferred Stock

Our Preferred Stock, if issued, would have priority over our common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by any stock exchange on which our common stock may be listed, our board of directors will have the authority without further stockholder authorization to issue from time to time shares of our Preferred Stock in one or more series and to fix the powers, designations, preference and relative, participating, optional or special rights of each series, and the qualifications, limitations or restrictions of such preferences and/or rights. Although we have no present plans to issue any shares of our Preferred Stock, the issuance of shares of our Preferred Stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to holders of our common stock, could adversely affect the rights and powers, including voting rights, of our common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Amended and Restated Stockholders Agreement

Pursuant to the amended and restated stockholders agreement, affiliates of Carlyle and INEOS will have certain rights to appoint directors to our board of directors. See “Certain Relationships and Related Party

Transactions—Amended and Restated Stockholders Agreement.”

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interests or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our second amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, and Carlyle and INEOS will have no obligation to offer us an opportunity to participate in, business opportunities presented to Carlyle or INEOS or their respective stockholders, members, managers, partners or affiliates, including their respective officers, directors, employees or agents, even if the opportunity is one that we might reasonably have pursued, and that none of Carlyle, INEOS, their respective stockholders, members, managers, partners or affiliates or any of their respective officers, directors, employees or agents will be liable to us or our stockholders for breach of any duty by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. Stockholders will be deemed to have notice of and consented to this provision of our second amended and restated certificate of incorporation.

Limitations on Directors’ Liability

Our second amended and restated certificate of incorporation and second amended and restated bylaws will contain provisions indemnifying our directors and officers to the fullest extent permitted by law because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request and to advance funds to our directors and officers to enable them to defend against such proceedings. Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and certain of our officers which provide them with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions contained under Delaware law.

In addition, as permitted by Delaware law, our second amended and restated certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The inclusion of this provision in our second amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

Provisions of Our Second Amended and Restated Certificate of Incorporation, Second Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws

Certain provisions in our second amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Among other things, our second amended and restated certificate of incorporation and second amended and restated bylaws will:

•	authorize shares of our common stock, which, to the extent unissued, will be available for future issuance without additional stockholder approval and, under some circumstances, we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid;

•	authorize the issuance of blank check Preferred Stock that our board of directors could, without further stockholder authorization, issue to increase the number of outstanding shares, issue with super voting, special approval, dividend or other rights or preferences and otherwise issue to discourage a takeover attempt;

•	limit the ability of stockholders to remove directors only “for cause” if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock and require any such removal to be approved by holders of at least two-thirds of the outstanding shares of our common stock;

•	prohibit our stockholders from calling a special meeting of stockholders if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock;

•	provide that our board of directors is expressly authorized to adopt, amend, alter or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at a meeting of our stockholders;

•	require a stockholder’s notice proposing to nominate a person for election as director to include specific information about the nominating stockholder and the proposed nominee;

•	require a stockholder’s notice relating to the conduct of business (other than the nomination of directors) to contain specific information about the business and the proposing stockholder;

•	establish a classified board of directors, with three classes of directors;

•	grant to our board of directors the sole power to set the number of directors and to fill any vacancy or newly created directorship on our board of directors; and

•	require the approval of holders of at least two-thirds of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation if Carlyle and INEOS and their respective affiliates collectively cease to own more than 50% of our common stock.

The foregoing provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control and could also affect the price that some investors are willing to pay for our common stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and encourage persons seeking to acquire control of our company to first consult with our board of directors to negotiate the terms of any proposed business combination or offer. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In our second amended and restated certificate of incorporation, we intend to elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Choice of Forum

Our second amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL, our second amended and restated certificate of incorporation or our second amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each case, subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our second amended and restated certificate of incorporation.

Listing

We intend to apply for listing of our common stock on the                    under the symbol “PQH.”

Transfer Agent and Registrar

We will appoint                     as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.” Upon the completion of this offering, we will have outstanding                 shares of common stock, assuming that the underwriters have not exercised their option to purchase additional shares. Of these shares,                 shares of common stock will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, and affiliates of Carlyle and INEOS have agreed, subject to certain exceptions, not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of                     . See “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after consummation of this offering; or

•	the average weekly trading volume in our shares on the stock exchange on which our common stock is listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares

90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

S-8 Registration Statement

In conjunction with this offering, we expect to file a registration statement on Form S-8 under the Securities Act, which will register up to                 shares of common stock available for issuance under our equity incentive plans. That registration statement will become effective upon filing, and                 shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us and the lock-up agreements described above.

Registration Rights

Pursuant to our amended and restated stockholders agreement, we will have granted an affiliate of Carlyle the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by affiliates of Carlyle and INEOS and other stockholders party to that agreement or to piggyback on such registration statements in certain circumstances. See “Certain Relationships and Related Party Transactions.” These shares will represent approximately     % of our common stock outstanding after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. Our amended and restated stockholders agreement also requires us to indemnify certain of our stockholders and their affiliates in connection with any registrations of our securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date of this registration statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to particular rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR

GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for United States federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not intend to pay any cash dividends for the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the appropriate documentation (generally a valid IRS Form W-8BEN) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the applicable withholding agent with the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent the appropriate documentation (generally a valid IRS Form W-8ECI), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, generally satisfied by furnishing a valid IRS Form W-8BEN, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must either (i) enter into an agreement with the U.S. Department of the Treasury, or a FATCA Agreement, or (ii) be subject to and comply with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case, requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), and annually report certain information about such accounts. If our common stock is held by a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not a person required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Jefferies LLC
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the company	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to         additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of         . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the

16-day period beginning on the last day of the lock-up period, the restrictions described above may continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Exchange Listing

We expect the shares to be approved for listing on the                     under the symbol “PQH.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                      , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Affiliates of certain of the underwriters are lenders and/or agents under our senior secured credit facilities and were initial purchasers in the offering of the 2018 Notes.

The underwriters have agreed to reimburse us for certain expenses in connection with the offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

VALIDITY OF COMMON STOCK

The validity of the shares being sold in this offering will be passed upon for us by Latham & Watkins LLP, Washington, District of Columbia. The validity of the shares being sold in this offering will be passed upon for the underwriters by Debevoise & Plimpton LLP, New York, New York. Debevoise & Plimpton LLP has represented, and from time to time represents, our company and certain of our affiliates other than us in matters unrelated to this offering.

EXPERTS

The consolidated financial statements of PQ Holdings Inc. as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, 2011 and 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Zeolyst International as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, 2011 and 2010 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to significant related party transactions as described in Note 13 to the audited financial statements of Zeolyst International) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 pursuant to the Securities Act, covering the common stock being offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this web site.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act pursuant to Section 13 thereof. Our filings with the SEC (other than those exhibits specifically incorporated by reference into the registration statement of which this prospectus forms a part) are not incorporated by reference into this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PQ Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of PQ Holdings Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

February 11, 2014

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$124,451	$108,401
Receivables, net	133,775	131,948
Inventories	181,618	169,115
Prepaid and other current assets	24,911	30,869

Total current assets	464,755	440,333
Investments in affiliated companies	163,223	153,993
Property, plant and equipment, net	496,242	488,588
Goodwill	741,960	742,688
Tradenames	113,869	113,457
Other intangible assets, net	316,557	348,639
Other long-term assets	36,874	43,519

Total assets	$2,333,480	$2,331,217

LIABILITIES
Notes payable and current maturities of long-term debt	$15,216	$4,867
Accounts payable	94,414	96,966
Accrued liabilities	80,439	90,660

Total current liabilities	190,069	192,493

Long-term debt	1,766,233	1,760,658
Deferred income taxes	137,856	139,649
Other long-term liabilities	120,603	120,354

Total liabilities	2,214,761	2,213,154

STOCKHOLDERS’ EQUITY
Common stock, Class A ($0.01 par); authorized shares 150,000,000; issued shares 680,678; outstanding shares 680,678 and 680,678 on December 31, 2012 and 2011, respectively	7	7
Common stock, Class B ($0.01 par); authorized shares 30,000,000; issued shares 5,100,795; outstanding shares 5,094,295 and 5,094,295 on December 31, 2012 and 2011, respectively	51	51
Additional paid-in capital	458,807	458,807
Accumulated deficit	(293,627)	(298,811)
Treasury stock, at cost; shares 0 (Class A), 6,500 (Class B) and 0 (Class A), 6,500 (Class B) as of December 31, 2012 and 2011, respectively.	(731)	(731)
Accumulated other comprehensive loss	(52,847)	(47,695)

Total PQ Holdings Inc. stockholders’ equity	111,660	111,628
Noncontrolling interest	7,059	6,435

Total stockholders’ equity	118,719	118,063

Total liabilities and stockholders’ equity	$2,333,480	$2,331,217

See accompanying notes to consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Twelve months ended December 31,
	2012	2011	2010
Sales	$1,084,782	$1,115,017	$1,087,888
Cost of goods sold	803,159	825,757	801,520

Gross profit	281,623	289,260	286,368
Selling, general and administrative expenses	112,138	123,737	117,796
Goodwill impairment charge	—	65,031	—
Other operating expense, net	42,261	56,123	49,056

Operating income	127,224	44,369	119,516
Equity in net income from affiliated companies, net	26,206	20,875	13,132
Interest expense	111,228	121,225	112,914
Debt extinguishment costs	20,063	2,290	—
Other (income) expense, net	(3,751)	5,466	11,294

Income (loss) before income taxes and noncontrolling interest	25,890	(63,737)	8,440
Provision (benefit) for income taxes	18,918	(355)	(4,672)

Net income (loss)	6,972	(63,382)	13,112
Less: Net income attributable to the noncontrolling interest	1,788	1,976	1,579

Net income (loss) attributable to PQ Holdings Inc.	$5,184	$(65,358)	$11,533

Weighted-average common shares oustanding—Basic:
Class A	294,153	248,847	102,304
Class B	5,094,295	5,094,295	5,094,295

Total weighted average shares oustanding—Basic	5,388,448	5,343,142	5,196,599

Weighted-average common shares oustanding—Diluted:
Class A	313,414	248,847	157,841
Class B	5,094,295	5,094,295	5,094,295

Total weighted average shares oustanding—Diluted	5,407,709	5,343,142	5,252,136

Basic net income (loss) per share:
Class A	$0.96	$(262.64)	$2.22
Class B	$0.96	$—	$2.22
Diluted net income (loss) per share:
Class A	$0.96	$(262.64)	$2.20
Class B	$0.96	$—	$2.20

See accompanying notes to consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Twelve months ended December 31,
	2012	2011	2010
Net income (loss)	$6,972	$(63,382)	$13,112

Other comprehensive income (loss), net of tax:
Pension and postretirement benefits	(14,766)	(15,672)	(4,088)
Net unrealized gain from hedging activities	7,366	13,126	8,201
Foreign currency translation	2,925	(25,876)	16,639

Total other comprehensive income (loss)	(4,475)	(28,422)	20,752

Comprehensive income (loss)	2,497	(91,804)	33,864
Less: Comprehensive income attributable to non-controlling interests	2,465	1,197	1,959

Comprehensive income (loss) attributable to PQ Holdings Inc.	$32	$(93,001)	$31,905

See accompanying notes to consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common stock, Class A	Common stock, Class B	Additional paid-in capital	Accumulated deficit	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
Balance, December 31, 2009	$3	$51	$457,506	$(244,986)	$(729)	$(40,424)	$5,928	$177,349
Net income	—	—	—	11,533	—	—	1,579	13,112
Other comprehensive income	—	—	—	—	—	20,372	380	20,752
Shares issued under Stock Incentive Plan	4	—	85	—	—	—	—	89
Shares repurchased	—	—	—	—	(2)	—	—	(2)
Dividend distribution	—	—	—	—	—	—	(865)	(865)
Stock compensation for restricted stock awards	—	—	913	—	—	—	—	913

Balance, December 31, 2010	$7	$51	$458,504	$(233,453)	$(731)	$(20,052)	$7,022	$211,348
Net income (loss)	—	—	—	(65,358)	—	—	1,976	(63,382)
Other comprehensive loss	—	—	—	—	—	(27,643)	(779)	(28,422)
Dividend distribution	—	—	—	—	—	—	(1,784)	(1,784)
Stock compensation for restricted stock awards	—	—	303	—	—	—	—	303

Balance, December 31, 2011	$7	$51	$458,807	$(298,811)	$(731)	$(47,695)	$6,435	$118,063
Net income	—	—	—	5,184	—	—	1,788	6,972
Other comprehensive income (loss)	—	—	—	—	—	(5,152)	677	(4,475)
Shares repurchased	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(1,841)	(1,841)

Balance, December 31, 2012	$7	$51	$458,807	$(293,627)	$(731)	$(52,847)	$7,059	$118,719

See accompanying notes to consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twelve months ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$6,972	$(63,382)	$13,112
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	60,958	64,690	60,769
Amortization	32,458	33,177	35,315
Goodwill impairment charge	—	65,031	—
Impairment of long-lived assets	—	1,999	4,215
Amortization of deferred financing costs and original issue discount	9,272	5,717	4,997
Debt extinguishment costs	14,344	2,290	—
Foreign currency exchange (gain) loss	(1,848)	5,559	13,948
Postretirement healthcare benefit funding greater than expense	(776)	(1,776)	(2,025)
Pension funding greater than expense	(8,643)	(1,619)	(1,531)
Deferred income tax provision (benefit)	(512)	(27,211)	(21,057)
Net loss (gain) on asset disposals	787	2,243	(1,060)
Hedge mark-to-market gain	—	—	(3,365)
Supplemental pension plan mark-to-market gain	(1,063)	(374)	(971)
Stock compensation	—	303	913
Equity in net income from affiliated companies	(26,206)	(20,875)	(13,132)
Dividends received from affiliated companies	17,050	10,175	93
Working capital changes that (used) provided cash:
Receivables	(891)	7,339	(9,619)
Inventories	(11,066)	(6,667)	(12,255)
Prepaids and other current assets	2,747	(2,084)	(3,074)
Accounts payable	(2,683)	5,067	1,922
Accrued liabilities	(6,475)	(8,139)	(6,652)
Other, net	546	977	1,787

Net cash provided by operating activities	84,971	72,440	62,330

Cash flows from investing activities:
Purchases of property, plant and equipment	(66,010)	(80,340)	(48,212)
Other, net	(198)	(297)	616

Net cash used in investing activities	(66,208)	(80,637)	(47,596)

Cash flows from financing activities:
Notes payable	(13)	(2,079)	(2,332)
Draw down of revolver	10,000	—	—
Repayments of revolver	(196,750)	—	—
Issuance of long-term debt	1,405,281	259,312	—
Issuance of long-term notes	600,000	—	—
Debt issuance costs	(39,364)	(7,588)	—
Repayments of long-term debt	(1,778,256)	(249,326)	(11,334)
Interest hedge premium	—	(4,445)	—
Equity contribution	—	—	87
Distributions to noncontrolling interests	(1,841)	(1,784)	(865)

Net cash used in financing activities	(943)	(5,910)	(14,444)
Effect of exchange rate changes on cash	(1,770)	(3,471)	(55)

Net change in cash and cash equivalents	16,050	(17,578)	235
Cash and cash equivalents at beginning of period	108,401	125,979	125,744

Cash and cash equivalents at end of period	$124,451	$108,401	$125,979

See accompanying notes to consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1. Background and Basis of Presentation:

PQ Holdings Inc. and subsidiaries (the “Company”) conducts operations through three principal businesses: Performance Chemicals: a fully integrated, global leader in silicate technology, producing sodium silicate, specialty silicas, zeolites, and other high performance chemical products serving a broad range of consumer and industrial applications; Catalysts: a global leader in catalysts technology, producing specialty and pressure zeolite-based catalysts and other specialty catalysts products serving a broad range of consumer and industrial applications; and Specialty Glass Materials: a leading global producer of engineered glass products for use in highway safety, polymer additives, metal finishing and electronics end markets and is comprised of Highway Safety and Engineered Glass Materials (“EGM”). The Company’s products are used in a variety of predominantly niche applications in a diverse range of industrial, consumer and municipal end markets.

We experience some seasonality, primarily with respect to the Specialty Glass Materials business. As the road striping season occurs during warmer weather, sales and earnings are generated primarily during the second and third quarters. Working capital is built during the fourth and first quarters of the year, while cash generation occurs primarily in the second half of the fiscal year.

The 2007 Merger

On May 31, 2007, the parent company of PQ Corporation, Niagara Holdings, Inc. (“Niagara”) entered into an Agreement and Plan of Merger with CPQ Holdings LLC (“CPQ Holdings”), CPQ Acquisition Corporation, and J.P. Morgan Partners (BHCA), L.P., pursuant to which CPQ Acquisition Corporation merged with and into Niagara, then subsequently merged with and into PQ Corporation, with PQ Corporation continuing as the surviving corporation and an indirect, wholly-owned subsidiary of CPQ Holdings (the “2007 Merger”). PQ Holdings Inc. is a parent of PQ Corporation and a direct subsidiary of CPQ Holdings. CPQ Holdings is a Delaware limited liability company, a substantial majority of the outstanding limited liability company membership interests of which is owned by Carlyle Partners IV, L.P., a private investment fund affiliated with The Carlyle Group (“2007 Sponsor”). The 2007 Merger was consummated on July 30, 2007.

2. Summary of Significant Accounting Policies:

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Investments in affiliated companies are recorded at cost plus the Company’s equity in their undistributed earnings. All intercompany transactions have been eliminated.

All assets and liabilities of foreign subsidiaries and affiliated companies are translated to U.S. dollars using exchange rates in effect at the balance sheet date. Adjustments resulting from translation of the balance sheets and intercompany loans, which are considered permanent, are included in stockholders’ equity as part of accumulated other comprehensive loss. Adjustments resulting from translation of certain intercompany loans, which are not considered permanent and are denominated in foreign currencies, are included in other expense (income), net in the consolidated statement of operations. Income and expense items are translated at average exchange rates during the year. Net foreign exchange included in other expense (income), net was a $1,848 gain, a $5,559 loss, and a $13,948 loss for the years ended December 31, 2012, 2011, and 2010, respectively. The foreign currency gains and losses realized in 2012, 2011 and 2010 were primarily driven by the non-permanent intercompany debt denominated in local currency translated to U.S. dollars. The intercompany debt was established in July 2008.

Per Share Information. The Company presents basic and diluted earnings per share (“EPS”) using the two-class method, which requires an earnings allocation formula that determines EPS for each class of common stock

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, net earnings are reduced by the amount of dividends declared in the period for each class of common stock. The remaining undistributed earnings are then allocated to each class of common stock, based on their respective rights to receive dividends. Both basic and diluted EPS are calculated using the weighted average number of shares outstanding for the period.

Cash and Cash Equivalents. Cash and cash equivalents include investments with original terms to maturity of 90 days or less from the time of purchase.

Cash Book Overdrafts. Cash book overdrafts represent checks in excess of funds on deposit and have been classified as liabilities at the balance sheet date. Cash book overdrafts included in accounts payable in the consolidated balance sheet were $0 as of December 31, 2012 and 2011 and $1,444 as of December 31, 2010, and were included as changes in accounts payable in the consolidated statement of cash flows.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. A specific reserve for bad debt is recorded for known or suspected doubtful accounts receivable. For all other accounts, the Company recognizes a reserve for bad debt based on the length of time receivables are past due and historical write-off experience. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories. All inventories are stated at the lower of cost or market. All domestic inventories are valued on the last-in, first-out (“LIFO”) method, and all other inventories are valued on the average cost and first-in, first-out (“FIFO”) methods. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or net realizable value, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Prepaid and Other Current Assets. Prepaid and other current assets primarily include prepayments on insurance and property tax, current deposits, income tax receivables, current deferred tax assets, value-added taxes, receivables from affiliates and other current assets.

Property, Plant, and Equipment. Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. The Company capitalizes the cost of furnace rebuilds as part of property, plant and equipment. Plant and equipment under capital leases are carried at the present value of minimum lease payments. Maintenance, repairs and minor renewals are charged to expense as incurred. The Company capitalizes internal costs associated with the implementation of purchased software. When property, plant and equipment is retired or otherwise disposed of, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation is generally provided on the straight-line method based on estimated useful lives of the assets, ranging up to thirty-three years for buildings, ten to twelve years for machinery and equipment, and three to seven years for computer hardware and software.

Investments. Investments are accounted for using the equity method of accounting if the investment provides us the ability to exercise significant influence, but not control, over the investee. Significant influence is

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

generally deemed to exist if the Company’s ownership interest in the voting stock of the investee ranges between 20% and 50%, although other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the investments in equity-method investees are recorded in the consolidated balance sheets as investments in affiliated companies and the investees’ earnings or losses together with other-than temporary impairments in value is recorded as equity in net income from affiliated companies in the consolidated statements of operations.

Goodwill and Intangible Assets. Definite-lived intangible assets are amortized over their estimated useful life. Goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. A write-down occurs in periods in which it is determined that a reporting unit’s fair value is less than its book value.

When evaluating goodwill for impairment, the Company can either perform a qualitative assessment or a quantitative assessment on the reporting units. Under a qualitative assessment, the Company will consider the relevant events and circumstances and the extent to which they could affect the comparison of a reporting unit’s fair value to its carrying amount and form a conclusion indicating whether it is more likely than not that the reporting unit’s fair value is less than its carrying amount. Under the quantitative assessment, the Company first compares a reporting unit’s book value of net assets, including goodwill, to its fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To the extent that the book value exceeds fair value, the Company would be required to perform a second step to measure the amount of the impairment loss. For the year ended December 31, 2011, the Company recorded an impairment charge in the Specialty Glass Materials reporting unit of $65,031. See Note 11 to these consolidated financial statements for further discussion on goodwill impairment.

Other Long-term Assets. Other long-term assets primarily include pension plan assets, deferred tax assets, spare parts and deferred financing costs. A significant component of other long-term assets is net deferred financing costs of $10,260 and $18,410 as of December 31, 2012 and 2011, respectively, related to our senior secured term loans, senior secured notes, and revolving credit facility. As discussed further in Note 13, on April 2, 2012, the Company amended the first lien term loan, whereby the outstanding balance of the revolver was repaid resulting in additional deferred financing fees of $5,101 and on November 8, 2012, the Company refinanced the existing debt structure resulting in the capitalization of additional deferred financing fees of $3,308. Additional deferred financing costs were capitalized during 2011 for $7,588 related to the senior secured credit facility entered into in May 2011 as part of the legal entity restructuring of the Specialty Glass Materials reporting unit. Such deferred financing costs are amortized over the terms of the related agreements. Amortization of deferred costs of $5,965, $5,377, and $4,997 for the years ended December 31, 2012, 2011, and 2010 were included in interest expense. In addition, as a result of the refinancing in 2012 and 2011, the Company wrote off $10,596 and $2,290 in deferred financing costs, respectively.

Valuation of Long-Lived Assets. The Company performs an impairment review of property, plant, and equipment and definite-lived intangible assets when facts and circumstances indicate the carrying value may not be recoverable from its undiscounted cash flows. When evaluating long-lived assets for impairment, if the carrying amount of an asset or asset group is found not to be recoverable, then an impairment loss is recognized. Any impairment loss is measured by comparing the carrying amount of the asset to its fair value. Fair value is determined using quoted market prices where available, or other techniques including discounted cash flows. The Company’s estimates of future cash flows involve assumptions concerning future operating performance, economic conditions, and technological changes that may affect the future useful lives of the assets.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Derivative Financial Instruments. The Company utilizes certain derivative financial instruments to enhance its ability to manage risk, including exposures to interest rates and natural gas price fluctuations that exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures.

All derivatives designated as hedges are recognized on the balance sheet at fair value. On the date a derivative contract is entered into, the Company may designate the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item, and the ineffective portion is reported in earnings. Changes in the fair value of a derivative that is not designated or does not qualify as a cash flow hedge are recorded in the consolidated statement of operations. Cash flows from derivative instruments are reported in the same category as the cash flows from the items being hedged.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated cash flow hedges to underlying forecasted transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each hedging relationship is highly effective in achieving offsetting changes in fair values or cash flows of the hedged item during the period. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, hedge accounting would be discontinued with respect to that derivative prospectively.

Fair Value Measurements. The Company measures fair value using the guidelines under U.S. generally accepted accounting principles. Fair value is defined as the price at which an asset could be exchanged in a current transaction between market participants. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor. See Note 4 to these consolidated financial statements regarding the application of fair value measurements.

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. See Note 13 to these consolidated financial statements regarding the fair value of debt and Note 15 regarding other financial instruments.

Revenue Recognition. Revenue, net of related discounts and allowances, is recognized when both title and risk of loss of the product have been transferred to the customer (generally upon shipment), the seller’s price to the buyer is fixed or determinable, collectability is reasonably assured, and persuasive evidence of an arrangement exists. Customers take title and assume all the risks of ownership upon shipment (if terms are “FOB shipping point”) or upon delivery (if terms are “FOB destination”). Any deviation from the standard terms and arrangements are reviewed for the proper accounting treatment, and revenue recognition is revised accordingly.

The Company recognizes rebates given to customers as a reduction of revenue based on an allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. Rebates are recognized at the time revenue is recorded. The Company measures the rebate obligation based on the estimated amount of sales that will result in a rebate at the adjusted sales price per the respective sales agreement.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Shipping and Handling Costs. Amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and is classified as revenue. Costs related to shipping and handling of products shipped to customers is classified as cost of goods sold.

Research and Development. Research and development costs of $9,076, $9,284, and $9,474 for the years ended December 31, 2012, 2011, and 2010, respectively, were expensed as incurred and reported in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes. The Company operates within multiple taxing jurisdictions and is subject to tax filing requirements and audit within these jurisdictions. The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that those assets will be realized.

In determining the provision for income taxes, the Company provides deferred income taxes on income from foreign subsidiaries as such earnings are taxable upon remittance to the United States. The Company establishes contingent liabilities for possible assessments by taxing authorities resulting from uncertain tax positions including, but not limited to, transfer pricing, deductibility of certain expenses and other state, local, and foreign tax matters. The Company recognizes a financial statement benefit for positions taken for tax return purposes when it will be more-likely-than-not that the positions will be sustained. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company and may require several years to resolve. These accrued liabilities represent a provision for taxes that are reasonably expected to be incurred on the basis of available information but which are not certain.

Asset Retirement Obligation. The Company records a liability when the fair value of any future obligation to retire a long-lived asset as a result of an existing or enacted law, statute, ordinance or contract is reasonably estimable. The Company also records a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. When the liability is initially recorded, the Company capitalizes the cost by increasing the amount of the related long-lived asset. Over time, the Company adjusts the liability to its present value by recognizing accretion expense as an operating expense in the consolidated statement of operations each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company records a gain or loss if the actual costs differ from the accrued amount.

The Company has recorded asset retirement obligations (“ARO”) in order to recognize legal obligations associated with the retirement of tangible long-lived assets. The most significant of these are primarily attributable to environmental remediation liabilities associated with current operations that were incurred during the course of normal operations. The Company has AROs that are conditional in nature. The Company identified certain conditional AROs upon which it was able to reasonably estimate their fair value and recorded a liability of $3,065 and $2,738 as of December 31, 2012 and 2011, respectively. These AROs were triggered upon commitments by the Company to comply with local, state, and national laws to remove environmentally hazardous materials. The AROs have been recognized on a discounted basis using a credit adjusted risk free rate. Accretion of the AROs is recorded in other operating expense and amounted to $317, $319, and $278 for the years ended December 31, 2012, 2011, and 2010, respectively.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Environmental Expenditures. Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with the Company’s capitalization policy for property, plant and equipment. Expenditures that result from the remediation of an existing condition caused by past operations and that do not contribute to current or future revenues are expensed. Liabilities are recognized for remedial activities when the remediation is probable and the cost can be reasonably estimated. Recoveries of expenditures for environmental remediation are recognized as assets only when recovery is deemed probable. See Note 21 to these consolidated financial statements regarding commitments and contingencies and Note 12 regarding the accrued environmental reserve.

Stock-Based Compensation. The Company applies the fair value based method to account for stock options and awards. See Note 18 to these consolidated financial statements regarding compensation expense associated with stock options and awards.

Pensions and Postretirement Benefits. The Company maintains qualified and non-qualified defined benefit pension plans that cover employees in the United States and Canada, as well as certain employees in other international locations. Benefits in the U.S. defined benefit plan and the service portion of the Canadian defined benefit plan were frozen as of December 31, 2006. Benefits for a majority of the plans are based on average final pay and years of service. Our funding policy, consistent with statutory requirements, is based on actuarial computations utilizing the projected unit credit method of calculation. Not all defined benefit pension plans are funded. In the United States and Canada, the pension plans’ assets include equity and fixed income securities. In our other international locations, the pension plans’ assets include equity and fixed income securities, as well as insurance policies. Certain assumptions are made regarding the occurrence of future events affecting pension costs, such as mortality, withdrawal, disablement and retirement, changes in compensation and benefits, and discount rates to reflect the time value of money.

The major elements in determining pension income and expense are pension liability discount rates and the expected return on plan assets. The Company references rates of return on high-quality, fixed income investments when estimating the discount rate, and the expected period over which payments will be made based upon historical experience. The long-term rate of return used to calculate the expected return on plan assets is the average rate of return estimated to be earned on invested funds for providing pension benefits.

In addition to pension benefits, the Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. These plans were closed to new retirees in the United States and Canada as of December 31, 2006. The Company uses explicit assumptions using the best estimates available of the plan’s future experience. Principal actuarial assumptions include: discount rates, present value factors, retirement age, participation rates, mortality rates, cost trend rates, Medicare reimbursement rates and per capita claims cost by age. Current interest rates, as of the measurement date, are used for discount rates in present value calculations.

The Company also has defined contribution plans covering domestic employees of the Company and certain subsidiaries.

Contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed, including the approximate term, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Recently Issued Accounting Standards:

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments of ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosure. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company plans to implement the provisions of ASU 2013-02 in 2013.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company implemented the provisions of ASU 2011-08 as of January 1, 2011.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company implemented the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

4. Fair Value Measurements:

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company’s financial assets and liabilities carried at fair value have been classified based upon a fair value hierarchy. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The classification of an asset or a liability is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

•	Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

•	Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

•	Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. Financial assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	As of December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivative contracts	$268	$—	$268	$—
Restoration plan assets	7,361	7,361	—	—

Total	$7,629	$7,361	$268	$—

Liabilities:
Derivative contracts	$381	$—	$381	$—

Total	$381	$—	$381	$—

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	As of December 31, 2011	Quoted Prices in Active Markets (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivative contracts	$1,038	$—	$1,038	$—
Restoration plan assets	7,249	7,249	—	—

Total	$8,287	$7,249	$1,038	$—

Liabilities:
Derivative contracts	$11,620	$—	$11,620	$—

Total	$11,620	$—	$11,620	$—

Restoration plan assets

The fair values of the Company’s restoration plan assets are determined through quoted prices in active markets. Restoration plan assets are assets held in a Rabbi trust to fund the obligations of the Company’s defined benefit supplementary retirement plans and include various stock and fixed income mutual funds. See Note 17 to these consolidated financial statements regarding defined supplementary retirement plans.

Derivative contracts

Derivative assets and liabilities can be exchange-traded or traded over the counter (“OTC”). The Company generally values exchange-traded derivatives using models that calibrate to market transactions and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, forward curves, measures of volatility, and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as forward contracts, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

The Company has interest rate caps and natural gas caps and swaps that are fair valued using Level 2 inputs. In addition, the Company applies a credit valuation adjustment to reflect credit risk which is calculated based on credit default swaps. To the extent that the Company’s net exposure under a specific master agreement is an asset the Company utilizes the counterparty’s default swap rate. If the net exposure under a specific master agreement is a liability the Company utilizes a default swap rate comparable to PQ Holdings Inc. The credit valuation adjustment is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the Company’s liabilities or that a market participant would be willing to pay for the Company’s assets. As of December 31, 2012 and 2011 the credit valuation adjustment resulted in a minimal change in the fair value of the derivatives.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

5. Accumulated Other Comprehensive Loss:

The following table presents cumulative changes in accumulated other comprehensive loss, net of tax for December 31, 2012, 2011, and 2010:

	December 31,
	2012	2011	2010
Amortization and unrealized losses on pension and post retirement plans, net of tax of ($26,026), ($19,255) and ($11,814)	$(48,570)	$(33,933)	$(18,749)
Unrecognized prior service credits (costs) on pension and post retirement plans, net of tax of ($95), ($52) and $218	(266)	(137)	351
Net changes in fair values of derivatives, net of tax of ($1,417), ($6,036) and ($14,784)	(2,155)	(9,521)	(22,647)
Foreign currency translation adjustments, net of tax of $6,340, $6,851 and $7,378	(1,856)	(4,104)	20,993

	$(52,847)	$(47,695)	$(20,052)

The following tables present the pre-tax, tax, and after-tax components of other comprehensive income (loss) for the twelve months ended December 31, 2012, 2011 and 2010:

	Twelve months ended December 31,
	2012			2011			2010
	Pre-tax amount	Tax benefit / (expense)	After-tax amount	Pre-tax amount	Tax benefit / (expense)	After-tax amount	Pre-tax amount	Tax benefit / (expense)	After-tax amount
Defined benefit and other postretirement plans
Amortization and unrealized losses	$(21,408)	$6,771	$(14,637)	$(22,626)	$7,442	$(15,184)	$(5,126)	$1,386	$(3,740)
Unrecognized prior service costs	(172)	43	(129)	(757)	269	(488)	(570)	222	(348)

Benefit plans, net	(21,580)	6,814	(14,766)	(23,383)	7,711	(15,672)	(5,696)	1,608	(4,088)
Net gain from hedging activities	11,985	(4,619)	7,366	21,874	(8,748)	13,126	13,343	(5,142)	8,201
Foreign currency translation	2,414	511	2,925	(26,403)	527	(25,876)	20,542	(3,903)	16,639

Other compreshensive income (loss)	$(7,181)	$2,706	$(4,475)	$(27,912)	$(510)	$(28,422)	$28,189	$(7,437)	$20,752

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

6. Other Operating Expense:

A summary of significant other operating expense is as follows:

	Twelve months ended December 31,
	2012	2011	2010
Amortization expense	$32,446	$32,846	$32,625
Management advisory fee	5,000	5,000	5,000
Asset impairment	—	1,999	4,215
Transaction related costs	532	7,540	5,445
Integration related costs	326	495	420
Restructuring, plant closure and severance related costs	1,008	1,653	422
Bad debt, net	1,166	358	(666)
Environmental related costs	908	3,407	2,096
Net loss (gain) on asset disposals	787	2,243	(1,060)
Other, net	88	582	559

	$42,261	$56,123	$49,056

During 2011, the Company changed its strategy in operating one of its subsidiaries. As part of the change in strategy, the Company discontinued the use of certain real and personal property. This change required the Company to perform an impairment analysis. The estimated undiscounted future cash flows generated by the fixed assets that manufacture the products at this subsidiary were less than their carrying values. The carrying values of the buildings and equipment were reduced to fair value. This resulted in a pre-tax charge of $1,999 recorded in other operating expense in the consolidated statement of operations. The Company estimated the fair value of the equipment based on the relative salvage value.

During 2010, the Company was informed that sales of a certain product line to a specific customer will significantly decrease in 2011 due to the introduction of new, competitive products used in their formulation of end market products. This change required the Company to perform an impairment analysis. The estimated undiscounted future cash flows generated by the equipment that manufactures this product line were less than their carrying values. The carrying values of the equipment were reduced to fair value. This resulted in a pre-tax charge of $4,215 recorded in other operating expense in the consolidated statement of operations. The Company estimated the fair value of the equipment based on the relative salvage value.

7. Accounts Receivable and Allowance for Doubtful Accounts:

The components of accounts receivable are presented as follows:

	December 31,
	2012	2011
Trade accounts receivable	$137,382	$134,781
Allowance for doubtful accounts	(3,607)	(2,833)

	$133,775	$131,948

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Following are changes in the allowance for doubtful accounts during the years ended December 31, 2012, 2011 and 2010:

	Twelve months ended December 31,
	2012	2011	2010
Beginning balance	$(2,833)	$(2,823)	$(3,601)
Decreases (increases)	(1,174)	(334)	224
Write-offs, net of recoveries	414	246	541
Foreign exchange impact	(14)	78	13

Ending balance	$(3,607)	$(2,833)	$(2,823)

8. Inventories:

Inventories were classified and valued as follows:

	December 31,
	2012	2011
Finished products and work in process	$135,634	$127,774
Raw materials	45,984	41,341

	$181,618	$169,115

Valued at lower of cost or market:
LIFO basis	$94,059	$88,406
FIFO or average cost basis	87,559	80,709

	$181,618	$169,115

If inventories valued under the LIFO basis had been valued using the FIFO method, inventories would have been $4,639 and $4,926 lower than reported at December 31, 2012 and 2011, respectively. The higher LIFO basis of inventory compared to the FIFO method is due to the purchase accounting fair value step-up of inventory associated with the 2007 Merger and subsequent acquisitions.

9. Investments in Affiliated Companies:

The Company accounts for investments in affiliated companies under the equity method. Affiliated companies accounted for on the equity basis as of December 31, 2012 are as follows:

Company	Country	Percent Ownership
PQ Silicates Ltd.	Taiwan	50%
Zeolyst International	USA	50%
Zeolyst C.V.	Netherlands	50%
Quaker Holdings	South Africa	49%
Nippon Highway Materials	Japan	44%

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Following is summarized information of the combined investments:

	December 31,
	2012	2011
Current assets	$141,553	$133,341
Noncurrent assets	113,951	91,211
Current liabilities	54,177	50,768
Noncurrent liabilities	21,127	16,681

	Twelve months ended December 31,
	2012	2011	2010
Net sales	$206,583	$233,942	$168,548
Gross profit	83,796	78,076	59,139
Operating income	57,486	49,773	33,257
Net income	57,037	47,832	31,679

The Company’s investment in affiliates balance as of December 31, 2012 and 2011 includes net purchase accounting fair value adjustments of $73,367 and $75,960, respectively, consisting primarily of intangible assets such as customer relationships, formulations and product technology, and tradenames. Consolidated equity in net income from affiliates is net of $2,593 of amortization expense related to purchase accounting fair value adjustments for the year ended December 31, 2012 and $2,741 of amortization expense related to purchase accounting fair value adjustments for each of the years ended December 31, 2011 and 2010.

The following table summarizes the activity related to the investments in affiliates balance on the consolidated balance sheet:

	Twelve months ended December 31,
	2012	2011	2010
Balance at beginning of period	$153,993	$143,847	$130,919
Equity in net income of affiliated company	28,799	23,616	15,873
Charges related to purchase accounting fair value adjustments	(2,593)	(2,741)	(2,741)
Dividends received	(17,050)	(10,175)	(93)
Investment in Nippon Highway Materials	—	—	47
Changes in foreign currency translation adjustments	74	(554)	(158)

Balance at end of period	$163,223	$153,993	$143,847

The Company had net receivables due from affiliates of $2,975 and $2,458 as of December 31, 2012 and 2011, respectively, which are included in prepaid and other current assets. Net receivables due from affiliates are generally non-trade receivables. Sales to and purchases from affiliates were not material for the years presented.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

10. Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	December 31,
	2012	2011
Land	$89,306	$88,422
Buildings	168,304	155,579
Machinery and equipment	490,972	422,779
Construction in progress	34,667	53,127

	783,249	719,907
Less: accumulated depreciation	(287,007)	(231,319)

	$496,242	$488,588

Depreciation expense was $60,958, $64,690, and $60,769 for the years ended December 31, 2012, 2011, and 2010, respectively.

11. Goodwill and Other Intangible Assets:

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 is summarized as follows:

	Performance Chemicals Americas & Australia	Performance Chemicals EMEA & Asia	Catalysts	Specialty Glass Materials	Total
Balance as of January 1, 2012
Goodwill	$282,276	$180,034	$135,340	$210,069	$807,719
Accumulated impairment losses	—	—	—	(65,031)	(65,031)

Total	282,276	180,034	135,340	145,038	742,688

Foreign exchange impact	(701)	61	(87)	(1)	(728)

Balance as of December 31, 2012
Goodwill	281,575	180,095	135,253	210,068	806,991
Accumulated impairment losses	—	—	—	(65,031)	(65,031)

Total	$281,575	$180,095	$135,253	$145,037	$741,960

	Performance Chemicals Americas & Australia	Performance Chemicals EMEA & Asia	Catalysts	Specialty Glass Materials	Total
Balance as of January 1, 2011
Goodwill	$283,201	$189,240	$136,721	$210,104	$819,266
Accumulated impairment losses	—	—	—	—	—

Total	283,201	189,240	136,721	210,104	819,266

Impairment loss	—	—	—	(65,031)	(65,031)
Foreign exchange impact	(925)	(9,206)	(1,381)	(35)	(11,547)

Balance as of December 31, 2011
Goodwill	282,276	180,034	135,340	210,069	807,719
Accumulated impairment losses	—	—	—	(65,031)	(65,031)

Total	$282,276	$180,034	$135,340	$145,038	$742,688

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Generally accepted accounting principles require the Company to perform an impairment test at least annually. The Company can either perform a qualitative assessment or a quantitative assessment on the reporting units. Under a qualitative assessment, the Company will consider the relevant events and circumstances and the extent to which they could affect the comparison of a reporting unit’s fair value to its carrying amount and form a conclusion indicating whether it is more likely than not that the reporting unit’s fair value is less than its carrying amount. The quantitative assessment is a two-step test. In step one the estimated fair value of the reporting unit is compared to its carrying value. If the estimated fair value is less than the carrying value, then step two is required. In step two the actual amount of the goodwill impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination.

The Company completed its annual impairment assessments as of October 1, 2012 and 2011. For the October 1, 2012 annual assessment, the Company performed the two-step quantitative assessment for each of the reporting units. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To determine the fair value of each reporting unit, the Company used a market approach and an income, or discounted cash flow, approach. At October 1, 2012, the fair value of each of the five reporting units exceeded their respective carrying values and, therefore, step two was not required.

For the October 1, 2011 annual assessment, the Company performed qualitative assessments on the Performance Chemicals Americas & Australia, Performance Chemicals Europe, Middle East, and Africa (“EMEA”) & Asia and Catalyst reporting units and a quantitative assessment on the Specialty Glass Materials reporting unit and concluded that no impairment charge was warranted. However, a mid-year non-cash goodwill impairment charge was recorded in 2011 upon performing an interim goodwill impairment assessment in conjunction with the reorganization of the Specialty Glass Materials business in the amount of $65,031 which occurred on May 6, 2011. The charge was associated with the legal restructuring of the Specialty Glass Materials business that was implemented in order to establish a separate capital structure for the business in preparation for marketing the business for sale. While the operations of the Specialty Glass Materials business improved results in terms of Adjusted EBITDA, the impairment charge was a result of a two-step quantitative assessment of the reporting unit. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The amount of the goodwill impairment was calculated by comparing the implied fair value of our Specialty Glass Materials business’ goodwill with the carrying amount of that goodwill.

The Company determined fair value of its reporting units using both a market approach and an income, or discounted cash flow, approach. Estimating the fair value of a reporting unit requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving those cash flows. The key assumptions used in estimating the fair values were the operating margin growth rates, revenue growth rates from implementation of strategic plans, the weighted average cost of capital, the perpetual growth rate, and the estimated earnings market multiples of each reporting unit. The market value was estimated using publicly traded comparable company values by applying their most recent EBITDA multiples to the reporting unit’s trailing twelve months EBITDA. The income approach value was estimated using a discounted cash flow approach. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors including the reporting unit’s recent performance against budget as well as management’s ability to execute on planned future strategic initiatives. Discount rate assumptions are based on an assessment of the risk inherent in those future cash flows.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company has trade names that are not subject to amortization of $113,869 and $113,457 as of December 31, 2012 and 2011, respectively. The change in trade names during the year was due to the foreign currency impact. The Company performed an annual quantitative assessment on its intangibles not subject to amortization and concluded that no impairment charge was warranted.

Gross carrying amounts and accumulated amortization for intangible assets with estimable useful lives are as follows:

	December 31, 2012			December 31, 2011
	Gross Amounts	Accumulated Amortization	Net Balance	Gross Amounts	Accumulated Amortization	Net Balance
Formulations and product technology	$56,889	$(24,621)	$32,268	$56,771	$(19,821)	$36,950
Customer relationships	418,925	(137,213)	281,712	418,554	(110,814)	307,740
Noncompete agreements	3,500	(2,955)	545	3,800	(2,747)	1,053
Trademarks	1,650	(976)	674	1,650	(811)	839
Railcar leases	—	—	—	668	(656)	12
Patents	4,898	(3,540)	1,358	4,670	(2,625)	2,045

Total	$485,862	$(169,305)	$316,557	$486,113	$(137,474)	$348,639

The amortization periods for formulations and product technology range from ten to twelve years. The Company amortizes customer relationships over periods that range from nine to twenty years. The amortization period for the non-compete agreements range from five to six and a half years. Amortizable trademarks are amortized over a ten year period. The amortization period for rail car leases is based on the terms of the lease; the longest of which is four and a half years in duration.

Due to the expiration of railcar lease contracts during 2012, the Company wrote off fully amortized railcar leases intangible assets totaling $668 during the year ended December 31, 2012. Due to the expiration of certain raw material contracts during 2011 and 2010, the Company wrote off fully amortized raw material contract intangible assets totaling $11,286 and $1,785 during the year ended December 31, 2011 and 2010, respectively.

Total amortization of intangibles was $32,458, $33,177, and $35,315 for the years ended December 31, 2012, 2011, and 2010, respectively and is primarily recorded in other operating expense in the consolidated statement of operations. Total amortization of intangibles included $12, $330 and $2,690 related to raw material contracts and rail car leases that was recorded to cost of goods sold in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010, respectively.

Estimated future aggregate amortization expense of intangible assets is as follows:

Year	Amount
2013	$32,401
2014	31,576
2015	31,202
2016	31,187
2017	28,190
Thereafter	162,001

Total estimated future aggregate amortization expense	$316,557

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

12. Accrued Liabilities:

The following table summarizes the components of accrued liabilities as follows:

	December 31,
	2012	2011
Compensation and bonus	$25,829	$26,205
Interest	11,732	10,821
Pension and other post retirement benefits	1,603	2,613
Supplemental retirement plans	1,165	1,167
Income taxes	7,336	6,214
Current deferred taxes	4,576	5,099
Financial hedge settlement	8,260	8,520
Natural gas hedge agreements	413	5,438
Interest rate hedge agreements	—	6,817
Commissions and rebates	3,576	3,044
Environmental reserve	4,210	5,213
Property tax	977	1,154
Value added tax	2,078	1,248
Management sponsor fee	1,250	1,250
Restructuring costs	597	1,266
Deferred income	710	—
Other	6,127	4,591

Total	$80,439	$90,660

13. Long-term Debt:

The summary of long-term debt is as follows:

	December 31,
	2012	2011
Senior secured term loans with interest at 5.25% as of December 31, 2012	$1,178,433	$—
Revolving credit facility with interest at 5.25% as of December 31, 2012	—	—
Senior secured notes with interest at 8.75% as of December 31, 2012	600,000	—
PQ Senior secured term loans with interest at 4.73% as of December 31, 2011	—	1,316,131
PQ Revolving credit facility with interest at 3.51% as of December 31, 2011	—	186,750
Potters Senior secured term loans with interest at 7.82% as of December 31, 2011	—	259,277
Potters Revolving credit facility with interest at 6.25% as of December 31, 2011	—	—
Other	3,016	3,367

	1,781,449	1,765,525
Less: current portion	(15,216)	(4,867)

	$1,766,233	$1,760,658

On April 2, 2012, the Company amended the first lien Chemicals and Catalysts senior secured term loan, whereby the outstanding balance of the Chemicals and Catalysts revolver was repaid and $200,000 was added to the first lien Chemicals and Catalysts senior secured term loan. With the amendment, borrowings under the first and second lien term facilities bear interest at a rate equal to the base or LIBOR rate elected by the Company plus

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

a margin of 2.75% or 3.75%, respectively, for the first lien and 5.50% or 6.50%, respectively, for the second lien. In addition, deferred financing costs associated with the revolver of $605 were written off to debt extinguishment costs.

On November 8, 2012, the Company refinanced the existing debt structure and repaid all of the existing Chemicals and Catalysts senior secured term loans and the existing Specialty Glass Materials senior secured term loans in the amount of $1,776,756. In addition, accrued interest of $1,822 related to the existing debt was repaid. The Company incurred early debt repayment fees of $3,375 that were recorded in debt extinguishment costs. The Company also recorded $2,320 of new creditor and third party financing costs and $124 of prepaid administrative fees as debt extinguishment costs. In addition, previous unamortized deferred financing costs of $9,991 and original issue discount of $3,648 associated with the old debt were written off to debt extinguishment costs.

Senior Secured Term Loans and Revolving Credit Facility

On November 8, 2012, the Company entered into a new senior secured credit facility having a first lien term loan in the amount of $1,220,000 with a maturity date of May 8, 2017. Borrowings under the first lien term facilities bear interest at a rate equal to the LIBOR rate or the base rate elected by the Company at the time of borrowing plus a margin of 4.25% or 3.25%, respectively. Further, the LIBOR or base rate elected under the facilities are also subject to a floor of 1.00% and 2.00%, respectively. The senior credit facility requires minimum quarterly principal payments of $3,050 on the first lien term loan, though such minimum payments may be reduced in accordance with any prepayments or increased if the amount of the Term Loans is increased.

The loans and guarantees under the senior credit facility are secured by first-priority liens in substantially all of the tangible and intangible assets of PQ Corporation and certain of its material subsidiaries, including pledges of all present and future shares of capital stock of PQ Corporation and certain guarantors and each of PQ Corporation’s and such guarantors’ material directly wholly-owned domestic subsidiaries and 65% of the present and future shares of capital stock of each of PQ Corporation’s and such guarantors’ directly owned foreign restricted subsidiaries (other than certain Cayman subsidiaries which guarantee the senior credit facility), in each case subject to certain thresholds, exceptions and customary permitted liens.

The senior credit facility further requires prepayments from all “net cash proceeds” received and “excess cash flow,” if applicable. In accordance with the senior credit facility, net cash proceeds generally relate to proceeds received from the issuance or incurrence of certain indebtedness or proceeds received on the disposition of assets, adjusted for certain costs and expenses, and are payable promptly upon receipt, subject in the case of net cash proceeds from asset dispositions, to meeting the thresholds described below. Net cash proceeds in respect of asset dispositions are not payable if such proceeds are reinvested in the Company’s business within a certain specified time period or if they are under certain minimum amounts, both on an individual basis for any given disposition and in the aggregate for dispositions that, individually, would not meet the threshold. Excess cash flow is to be calculated annually and is defined as consolidated net income adjusted for various expenditures and/or proceeds commencing with the fiscal year ending on December 31, 2013. Prepayments with respect to excess cash flow, if any, are to be made on an annual basis due within 10 days after the annual audited financials are delivered to the lenders thereunder of each year. The detailed calculations supporting those two prepayments are defined in the credit agreement. The remaining principal balance of the term loans are due upon maturity.

The senior credit facility provides for up to $150,000 in revolving credit borrowings. Borrowings under the revolving facility bear interest at a rate equal to the LIBOR or base rate elected by the Company at the time of borrowing plus a margin of 4.25% or 3.25%, respectively, subject to reduction based on certain leverage thresholds. In addition, there is an annual commitment fee equal to 0.50%, with a step-down to 0.25% based on

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

certain leverage thresholds of the unused revolving credit borrowings available under the senior credit facility. Revolving credit borrowings are payable at the option of the Company throughout the term of the senior credit facility with the balance due May 8, 2017. As of December 31, 2012, there were no revolving credit borrowings under the senior credit facility, other than $5,716 of letters of credit outstanding. In accordance with the terms of the Company’s senior credit facility, repayments made by the Company relating to outstanding revolver borrowings are applied to all lenders on a pro-rata basis, subject to certain exceptions.

The senior credit facility contains various non-financial restrictive covenants. It limits the ability of PQ Corporation and its restricted subsidiaries to incur certain indebtedness or liens, merge, consolidate or liquidate, dispose of certain property, make investments or declare or pay dividends, make optional payments, modify certain debt instruments, enter into certain transactions with affiliates, or enter into certain sales and leasebacks, and it also provides limitation on other non-financial restrictive covenants. The Senior Credit Facility also contains one financial restrictive covenant. Commencing at the end of the first full fiscal quarter after the effective date of the Agreement, as of the end of any fiscal quarter of the Company for the four fiscal quarter period ending on such date, the Company’s Total Net First Lien Leverage Ratio, as defined, must be less than 5.75:1.00, with annual step-downs.

The Company may at any time or from time to time voluntarily prepay the senior secured loans in whole or in part without premium or penalty, except prior to the one year anniversary of the closing date, the Company shall pay a prepayment premium in an amount equal to 1.00% of the principal amount prepaid.

The Company has a $35,000 letter of credit sublimit under the senior credit facility subject to the availability under the revolving credit facility. The Company has letters of credit outstanding of $5,716 as of December 31, 2012, which reduce available borrowings under the revolving credit facility by such amounts.

Senior Secured Notes

On November 8, 2012, the Company issued $600,000 of 8.750% second lien senior secured notes due 2018 in transactions exempt from or not subject to registration under the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. The notes are senior secured obligations of the Company and rank equally in right of payment with all of the Company’s existing and future senior debt and senior in right of payment to all of the Company’ existing and future subordinated debt. The notes will be effectively subordinated to all of the Company’s first lien senior secured debt, including the new senior secured credit facility described below, to the extent of the value of the assets securing such debt. The notes will also be structurally subordinated to the liabilities of the Company’s existing and future non-guarantor subsidiaries. The indenture relating to the notes contains various limitations on the Company’s and its restricted subsidiaries’ ability to incur additional indebtedness, pay dividends or repay certain debt, make loans and investments, sell assets, create liens, enter into transactions with affiliates, enter into agreements restricting the Company’s subsidiaries ability to pay dividends, and merge and consolidate with other companies, among other things. Interest on the notes is payable on May 1 and November 1 of each year, commencing May 1, 2013. No principal payments are required with respect to the notes prior to their final maturity. The notes mature on November 1, 2018. The obligations of the Company under the notes and the indenture are guaranteed by CPQ Midco I Corporation, the Company’s direct parent, and each of the Company’s subsidiaries that is a guarantor under the new senior secured credit facility. The obligations of the Company under the notes and the indenture are secured by second-priority liens over substantially all of the tangible and intangible assets of the Company and certain of its material subsidiaries, including pledges of all present and future shares of capital stock of the Company and certain guarantors and each of the Company’s and such guarantors’ material directly wholly-owned domestic subsidiaries and 65% of the present and future shares of capital stock of each of the Company’s and such guarantors’ directly owned foreign restricted subsidiaries

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(other than certain Cayman subsidiaries which guarantee the notes), in each case subject to certain thresholds, exceptions and customary permitted liens.

If any event of default (other than a default relating to certain events of bankruptcy or insolvency of the Company) shall occur and be continuing, the trustee or holders of at least 25% in principal amount of outstanding notes under the indenture may declare the principal of, premium, if any, and accrued but unpaid interest on all the notes to be due and payable and the same shall become immediately due and payable. If an event of default arising from certain events of bankruptcy or insolvency of the Company occurs, the principal of, premium, if any, and interest on all the notes shall become immediately due and payable without any declaration or other act on the part of the trustee or any holders.

On or after November 1, 2014, the notes shall be subject to redemption at any time at the option of the Company at the redemption prices set forth below plus accrued and unpaid interest.

Period Redemption price
2014	106.563%
2015	104.375%
2016 and thereafter	100.000%

At any time prior to November 1, 2014, the Company may redeem the notes, at its option, in whole or in part from time to time, upon notice, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the applicable premium (as defined in the indenture governing the notes), plus accrued and unpaid interest.

At any time on or prior to November 1, 2014, the Company may redeem in the aggregate up to 40% of the original aggregate principal amount of the notes with the net cash proceeds of one or more equity offerings to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase capital stock of the Company from it, at a redemption price equal to 108.75% plus accrued and unpaid interest, if any, to the redemption date; provided, however, that at least 50% of the original aggregate principal amount of the notes must remain outstanding after each such redemption.

Upon the occurrence of a Change of Control, each holder will have the right to require the Company to purchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest.

Other Debt

The Company also has several note payable agreements denominated in Japanese Yen which currently enables the Company to borrow up to a total of 260,000 Japanese Yen, or $3,016. Borrowings bear interest at either TIBOR (“Tokyo Interbank Offered Rate”) plus a margin or the short-term prime rate with a weighted average rate of 1.20% and 1.22% as of December 31, 2012 and 2011, respectively. The terms of the agreements vary and are renewable upon expiration of the term with the balances due in 2013. Borrowings under the agreement are payable at the option of the Company throughout the term of the agreements. Borrowings outstanding under these agreements were $3,016 and $3,354 as of December 31, 2012 and 2011, respectively.

Certain of the Company’s foreign subsidiaries maintain other note payable agreements. These agreements are not further described as they are not significant to the consolidated financial statements.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction. As of December 31, 2012, the fair value of the senior secured term loan and senior secured

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

bond exceeded book value by $33,075. As of December 31, 2011, the fair value of the senior secured term loans was lower than the book value by $127,177. The fair value of the senior secured term loans and notes were derived from published loan prices at December 31, 2012 and 2011, as applicable.

The aggregate long-term debt maturities, excluding original issue discount, are:

Year	Amount
2013	$15,216
2014	12,200
2015	12,200
2016	12,200
2017	1,171,200
Thereafter	600,000

$1,823,016

Cash payments for interest were $99,374, $114,490 and $108,678 for the years ended December 31, 2012, 2011 and 2010, respectively.

14. Other Long-term Liabilities:

The following table summarizes the components of other long-term liabilities as follows:

	December 31,
	2012	2011
Pension benefits	$71,285	$59,046
Other postretirement benefits	5,894	6,506
Supplemental retirement plans	13,783	12,831
Reserve for uncertain tax positions	19,652	19,916
Asset retirement obligation	3,065	2,738
Deferred income	880	1,849
Financial hedge settlements	—	8,000
Litigation accrual	—	4,150
Natural gas hedge agreements	—	333
Other	6,044	4,985

Total	$120,603	$120,354

15. Financial Instruments:

The Company uses interest rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments and uses commodity derivatives to manage its exposure to commodity price fluctuations. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is an asset, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

contract is a liability, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate and commodity price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Use of Derivative Financial Instruments to Manage Commodity Price Risk. The Company is exposed to risks in energy costs due to fluctuations in energy prices, particularly natural gas. The Company has a hedging program in the United States which allows the Company to mitigate exposure to natural gas volatility with natural gas swap agreements. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices of comparable contracts. The respective current and non-current liabilities are recorded in accrued liabilities and other long-term liabilities and the respective current and non-current assets are recorded in prepaid and other current assets and other long-term assets, as applicable. As the derivatives are highly effective and are designated and qualify as a cash-flow hedges, the related unrealized gains or losses are recorded in stockholders’ equity as a component of other comprehensive income (loss), net of tax. Realized gains and losses on natural gas hedges are included in production cost and subsequently charged to cost of goods sold in the consolidated statements of operations in the period in which inventory is sold. During 2008, the Company entered into natural gas put agreements to further mitigate our exposure to natural gas volatility. The natural gas put agreements were settled in 2010. These natural gas put agreements were not designated as cash flow hedges. Unrealized gains and losses on natural gas put agreements, which are not designated as hedges, are recorded in cost of goods sold in the consolidated statements of operations.

Use of Derivative Financial Instruments to Manage Interest Rate Risk. The Company is exposed to fluctuations in interest rates on the long-term senior secured term loan and revolving credit facility. Changes in interest rates will not affect the market value of such debt but will affect the amount of our interest payments over the term of the loans. Likewise, an increase in interest rates could have a material impact on the Company’s cash flow. The Company hedges the interest rate fluctuations on debt obligations through interest rate swap and cap agreements. The Company records these agreements at fair value as assets or liabilities. As the derivatives are highly effective and are designated and qualify as a cash-flow hedges, the related unrealized gains or losses are deferred in stockholders’ equity as a component of other comprehensive income (loss), net of tax. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices. The interest rate swap agreements matured in January 2012. During 2011, the Company entered into interest rate cap agreements, paying a premium of $4,445 to mitigate interest rate volatility from August 2011 until June 2014, by employing varying quarterly cap rates on 100% of forecasted debt levels. As described in Note 13, the Company refinanced its existing debt structure and significantly reduced the amount of variable debt by entering into variable rate senior secured term loans and fixed rate senior secured notes. As the notional value of the interest rate cap agreements exceeded the underlying variable debt amount, a portion of the interest rate cap hedge became ineffective. Subsequent to the refinancing, the Company elected to cease cash flow hedge accounting treatment on the interest rate cap agreements and on a going forward basis realize all mark-to-market gains or losses immediately in the consolidated statement of operations. The amount of mark-to-market gains or losses realized in the consolidated statement of operations subsequent to the debt refinancing was a gain of $76 for the year ended December 31, 2012. The effective portion of the unrealized losses deferred in other comprehensive income (loss) will remain in other comprehensive income (loss). The Company will continue to defer the portion of the unrealized gains or losses

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

deferred in other comprehensive income (loss) associated with the new variable rate senior secured term loans until they are reclassified to the consolidated statement of operations based on the remaining term of the hedge. The ineffective portion of the unrealized losses deferred in other comprehensive income (loss) of $735 was realized immediately in the consolidated statement of operations for the year ended December 31, 2012.

The fair values of derivative instruments held are shown below:

		December 31,
	Balance sheet location	2012	2011
Asset derivatives:
Derivatives designated as cash flow hedges:
Interest rate caps	Current assets	$39	$224
Natural gas caps	Current assets	81	—
Natural gas swaps	Other long-term assets	111	—
Interest rate caps	Other long-term assets	37	814

Total asset derivatives designated as cash flow hedges		$268	$1,038

Liability derivatives:
Derivatives designated as cash flow hedges:
Natural gas swaps	Accrued liabilities	$381	$4,470
Interest rate swaps	Accrued liabilities	—	6,817
Natural gas swaps	Other long-term liabilities	—	333

Total liability derivatives designated as cash flow hedges		$381	$11,620

The following table shows the effect of the Company’s derivative instruments designated as hedges on other comprehensive income (loss) (OCI) and the statement of income:

		Twelve months ended December 31,
	Location in Earnings	2012	2011	2010
Derivatives designated as cash flow hedges:
AOCI derivative loss at beginning of year		$(14,951)	$(36,825)	$(50,168)
Effective portion of changes in fair value recognized in OCI:
Interest rate swaps		4,581	(331)	(15,780)
Interest rate caps		(1,038)	(3,406)	—
Natural gas swaps		(776)	(6,273)	(4,034)
Natural gas caps		(93)
Amount of loss reclassified from OCI to earnings:
Interest rate swaps	Interest expense	2,237	29,427	29,785
Interest rate caps	Interest expense	1,765	73	—
Natural gas swaps	Cost of goods sold	5,309	2,384	3,372

AOCI derivative loss at end of year		$(2,966)	$(14,951)	$(36,825)

Amounts of unrealized losses in OCI that are expected to be reclassified to the consolidated statement of operations over the next twelve months are $2,044 as of December 31, 2012.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The following table shows the effect of the Company’s derivative instruments not designated as hedges in the statement of income:

		Twelve months ended December 31,
	Location in Earnings	2012	2011	2010
Derivatives not designated as hedges:
Natural gas puts	Cost of goods sold	$—	$—	$2,077

16. Income Taxes:

Income (loss) before income taxes and noncontrolling interest within or outside the United States are shown below:

	December 31,
	2012	2011	2010
Domestic	$(32,382)	$(123,562)	$(65,713)
Foreign	58,272	59,825	74,153

Total	$25,890	$(63,737)	$8,440

The provision (benefit) for income taxes as shown in the accompanying consolidated statements of operations consists of the following:

	December 31,
	2012	2011	2010
Current:
Federal	$(39)	$—	$—
State	985	1,949	821
Foreign	18,484	24,907	15,564

	19,430	26,856	16,385

Deferred:
Federal	704	(17,078)	(21,082)
State	1,167	(3,936)	(508)
Foreign	(2,383)	(6,197)	533

	(512)	(27,211)	(21,057)

Provision (benefit) for income taxes	$18,918	$(355)	$(4,672)

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

A reconciliation of income tax expense/(benefit) at the U.S. federal statutory income tax rate of 35% to actual income tax expense/(benefit) is as follows:

	December 31,
	2012	2011	2010
Tax at statutory rate	$9,062	$(22,308)	$2,954
State income taxes, net of federal income tax benefit	(1,760)	(1,499)	(4,514)
Goodwill Impairment	—	22,761	—
Repatriation of non-US earnings	11,971	796	(839)
Direct writeoff of medical subsidy	—	—	322
Changes in uncertain tax positions	871	5,474	975
Change in valuation allowances	2,696	(2,368)	1,122
Change in state effective rates	(608)	157	1,149
Foreign withholding taxes	3,812	4,641	3,024
Effect of foreign operations	(8,076)	(8,806)	(10,991)
Other, net	950	797	2,126

Provision (benefit) for income taxes	$18,918	$(355)	$(4,672)

The total tax provision of $18,918 for the twelve months ended December 31, 2012 on the Company’s consolidated pre-tax income for the period differs from the U.S. statutory tax rate of 35% principally due to foreign income tax in jurisdictions with statutory rates different than the U.S. rate, state taxes, foreign withholding taxes, and changes in uncertain tax positions.

The total tax benefit of $355 for the twelve months ended December 31, 2011 on the Company’s consolidated pre-tax loss for the period differs from the U.S. statutory tax rate of 35% principally due to goodwill impairment, foreign income tax in jurisdictions with statutory rates different than the U.S. rate, foreign withholding taxes, and changes in uncertain tax positions.

The total tax benefit of $4,672 for the twelve months ended December 31, 2010 on the Company’s consolidated pre-tax income for the period differs from the U.S. statutory tax rate of 35% principally due to state income taxes (net of federal benefit), foreign income tax in jurisdictions with statutory rates different than the U.S. rate, and the impact of deferred U.S. taxes on the future repatriation of non-U.S. earnings.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$110,911	$100,496
Pension	27,177	25,066
Postretirement health	2,163	2,774
Transaction costs	3,544	8,027
Natural gas contracts	104	1,854
Interest rate swaps	997	3,917
Unrealized translation losses	17,360	21,229
Other	18,663	19,465
Valuation allowance	(27,795)	(24,570)

	$153,124	$158,258

Deferred tax liabilities:
Depreciation	$(49,065)	$(48,833)
Undistributed earnings of non-US subsidiaries	(38,164)	(36,393)
LIFO reserve	(5,087)	(5,942)
Intangible assets	(161,979)	(174,446)
Other accruals	(36,897)	(33,537)

	$(291,192)	$(299,151)

Net deferred tax liabilities	$(138,068)	$(140,893)

Of the $138,068 and $140,893 in net deferred tax liabilities as of December 31, 2012 and 2011, $2,085 and $2,822, respectively, are current deferred taxes, of which $4,576 and $5,099 are recorded in accrued liabilities and $2,491 and $2,277 are recorded in prepaid and other current assets in the consolidated balance sheet, respectively. In addition, at December 31, 2012 and 2011, $1,873 and $1,578, respectively, are deferred tax assets recorded in other long-term assets in the consolidated balance sheet.

The change in net deferred tax assets (liabilities) for the year ended December 31, 2012 was primarily related to the increase in federal, state and foreign net operating loss carryforwards, a decrease in deferred tax liabilities provided for undistributed earnings and increases in valuation allowances.

Following are changes in the deferred tax valuation allowance during the years ended December 31, 2012, 2011 and 2010:

	Beginning Balance	Additions	Reductions	Ending Balance
Year ended December 31, 2012	$24,570	$5,715	$(2,490)	$27,795
Year ended December 31, 2011	32,129	5,290	(12,849)	24,570
Year ended December 31, 2010	25,727	6,402	—	32,129

The net change in the total valuation allowance was an increase of $3,225 in 2012. The valuation allowance at December 31, 2012 was primarily related to foreign and state net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies that are prudent in making this assessment. In order to fully realize deferred tax assets, the Company will need to generate future taxable income prior to the expiration of the net operating loss and credit carryforwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Management considered certain earnings in non-U.S. subsidiaries to be available for repatriation in the future. The tax cost associated with non-U.S. subsidiary earnings and distributions for the years ended December 31, 2012 and 2011 has been recorded as tax expense for the period. In this regard the Company expects to deduct, rather than credit, foreign tax expense in computing the U.S. tax effects of repatriation from non-U.S. subsidiaries in 2012 and 2011. The unremitted earnings of non-U.S. subsidiaries and affiliates that have not been reinvested abroad indefinitely amount to $91,595 as of December 31, 2012. The deferred U.S. federal and state income tax liability and deferred foreign withholding tax liability on these undistributed earnings is estimated to be $38,164. Management concluded starting in the fourth quarter of 2009 that future earnings in certain non-U.S. subsidiaries will be permanently reinvested.

The following table summarizes the activity related to our gross unrecognized tax benefits:

	December 31,
	2012	2011
Balance at beginning of period	$16,268	$11,360
Increases related to prior year tax positions	330	210
Decreases related to prior year tax positions	—	(1,075)
Increases related to current year tax positions	1,333	5,939
Decreases related to settlements with taxing authorities	(102)	—
Decreases related to lapsing of statute of limitations	(749)	(166)

Balance at end of period	$17,080	$16,268

Included in the balance of total unrecognized tax benefits are potential benefits of $17,080 and $16,268, that if recognized, would affect the effective tax rate on income from continuing operations as of December 31, 2012 and December 31, 2011, respectively.

Interest and penalties recognized related to uncertain tax positions amounted to $147 and $826 in 2012 and 2011, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period for which the event occurs requiring the adjustment. The accrued interest and penalties as of December 31, 2012 and December 31, 2011 are $6,084 and $5,427 respectively, and are recorded in other long-term liabilities in the consolidated balance sheet.

During 2011, an audit of the Indonesia subsidiary commenced related to the 2010 tax year. In July 2012, the Company agreed to an adjustment with the Indonesian Tax Authorities, effectively disallowing a portion of certain intercompany charges, resulting in an additional tax liability of approximately $105, related to the 2010 tax year.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company files numerous consolidated and separate income tax returns in the U.S. Federal jurisdiction and in many state and foreign jurisdictions. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2012:

Jurisdiction	Period
United States—Federal	2009 - present
United States—State	2006 - present
Canada(a)	2007 - present
Germany(a)	2010 - present
Netherlands	2007 - present
Mexico	2007 - present
United Kingdom	2009 - present
Brazil	2003 - present

(a)	-Includes federal as well as local jurisdictions.

Given that the U.S. Company has net operating loss carryforwards, the statute for examination by taxing authorities in the United States, and certain state jurisdictions, will remain open for a period following the use of such net operating loss carryforwards extending the period for examination beyond the years indicated above.

The Company has subsidiaries in various states, provinces and countries that are currently under audit for years ranging from 2003 through 2011. To date, no material adjustments have been proposed as a result of these audits. As of December 31, 2012, the Company does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company has a net operating loss carryforward available of $241,053 to reduce future federal taxes payable from tax years prior to 2012. The federal carryforward period is 20 years. The 2007 Merger falls within the change in control limitations of Section 382 of the Internal Revenue Code. The Company does not expect the limitation under Section 382 to have a material impact on its ability to utilize its federal tax loss carryforwards in future tax years to reduce its federal income taxes payable.

For state income tax purposes the Company incurred net operating losses of $48,760 for 2012 that may be carried forward at periods ranging from 5 to 20 years among the states in which the Company is subject to tax to reduce future state income taxes payable. Cumulative state net operating losses carrying forward into 2013 are $404,634. A valuation allowance of $10,734 has been applied against the total $17,615 of state net operating loss deferred tax assets, leaving losses of $6,881 that have been recognized for financial accounting purposes for the portion of those losses that the Company believes, on a more likely than not basis, will be realized.

Foreign net operating losses of $74,699, the majority of which may be carried forward indefinitely, are available to reduce future foreign income taxes payable. A valuation allowance of $11,992 has been applied to $18,601 of deferred tax assets related to foreign net operating loss carryforwards, leaving a net deferred tax asset relating to foreign net operating losses of $6,609 that have been recognized for financial accounting purposes.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Cash payments (refunds) for income taxes are as follows:

	December 31,
	2012	2011	2010
Domestic	$(1)	$417	$(429)
Foreign	12,141	25,068	18,843

	$12,140	$25,485	$18,414

17. Benefit Plans:

The Company sponsors defined benefit pension plans covering employees in the United States and Canada and certain employees at its subsidiaries outside of North America (“Other”). Benefits in the U.S. defined benefit plan and the service portion of the Canadian defined benefit plan were frozen as of December 31, 2006. Benefits for a majority of the Plans are based on average final pay and years of service. The Company’s funding policy is to fund the minimum required contribution under local statutory requirements. The Company uses a December 31 measurement date for its defined benefit plans.

The Company sponsors unfunded plans to provide certain health care benefits to retired employees in the United States and Canada. These plans were closed to new retirees in the United States and Canada as of December 31, 2006. The plans pay a stated percentage of medical expenses reduced by deductibles and other coverage. The plans are unfunded and obligations are paid out of the Company’s operations.

In 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the Health Care Acts) were signed into law. The Health Care Acts include several provisions that may affect a company’s postretirement benefit plans, including imposing an excise tax on high cost coverage and eliminating lifetime and annual coverage limits. The Company has evaluated the effects of the Health Care Acts and concluded that the provisions that affect its postretirement benefit plan are immaterial to the valuation and therefore were not included in the measurement of the postretirement benefit obligation as of December 31, 2010. In addition, the Company provides benefits that are actuarially equivalent to the Medicare prescription drug benefit in its postretirement benefit plan. As a result, the Company’s deferred tax assets as of December 31, 2010 have been adjusted to reflect the impact of this new law.

The Company also has defined benefit supplementary retirement plans which provide benefits for certain U.S. employees in excess of qualified plan limitations. The obligations are paid out of the Company’s general assets, including assets held in a Rabbi trust, or restoration plan assets.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Defined Benefit Plans

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our significant benefit plans as well as the components of net periodic benefit costs, including key assumptions.

	U.S. and Canada		Other
	December 31,		December 31,
	2012	2011	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of period	$177,380	$162,089	$47,429	$73,098
Service cost	—	—	1,983	2,116
Interest cost	7,966	8,465	2,737	4,300
Participant contributions	—	—	316	281
Plan curtailments	—	—	—	(345)
Settlement	—	—	(245)	(39,156)
Benefits paid	(7,876)	(7,872)	(1,263)	(2,162)
Expenses paid	—	—	(198)	(409)
Premiums paid	—	—	—	(111)
Plan combinations	—	—	773	—
Actuarial losses	21,166	15,107	8,155	13,614
Translation adjustment	435	(409)	159	(3,797)

Benefit obligation at end of the period	$199,071	$177,380	$59,846	$47,429

Change in plan assets:
Fair value of plan assets at beginning of period	$130,792	$124,761	$36,072	$71,418
Actual return on plan assets	17,778	8,883	2,395	3,651
Employers contributions	8,091	5,315	2,973	5,629
Employee contributions	—	—	316	281
Plan settlements	—	—	(245)	(39,156)
Benefits paid	(7,876)	(7,872)	(1,264)	(2,162)
Expenses paid	—	—	(198)	(409)
Premiums paid	—	—	—	(111)
Translation adjustment	329	(295)	266	(3,069)

Fair value of plan assets at end of the period	$149,114	$130,792	$40,315	$36,072

Funded status of the plans (underfunded)	$(49,957)	$(46,588)	$(19,531)	$(11,357)

Amounts recognized in the consolidated balance sheets consist of:

	U.S. and Canada		Other
	December 31,		December 31,
	2012	2011	2012	2011
Noncurrent asset	$—	$—	$1,033	$813
Current liability	—	—	(337)	(329)
Noncurrent liability	(49,957)	(46,588)	(20,227)	(11,841)
Accumulated other comprehensive loss	(43,762)	(35,539)	(3,006)	2,685

Net amount recognized	$(93,719)	$(82,127)	$(22,537)	$(8,672)

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Amounts recognized in accumulated other comprehensive loss consist of:

	U.S. and Canada		Other
	December 31,		December 31,
	2012	2011	2012	2011
Prior service credit	$—	$—	$2,376	$2,606
Net gain (loss)	(66,959)	(54,809)	(7,165)	708

Gross amount recognized	(66,959)	(54,809)	(4,789)	3,314
Deferred income taxes	23,197	19,270	1,783	(629)

Net amount recognized	$(43,762)	$(35,539)	$(3,006)	$2,685

Components of net periodic benefit cost consist of:

	U.S. and Canada			Other
	December 31,			December 31,
	2012	2011	2010	2012	2011	2010
Service cost	$—	$—	$—	$1,983	$2,116	$2,499
Interest cost	7,966	8,465	8,505	2,737	4,300	4,198
Expected return on plan assets	(10,309)	(9,705)	(8,876)	(2,010)	(3,901)	(3,802)
Amortization of prior service cost	—	—	—	(172)	(187)	—
Amortization of net (gain) loss	1,676	968	710	(66)	(242)	(220)
Curtailment gain recognized	—	—	—	—	(346)	—
Settlement loss recognized	—	—	—	(7)	6,823	—

Net periodic expense	$(667)	$(272)	$339	$2,465	$8,563	$2,675

The estimated net actuarial loss (gain) for the pension plans that will be amortized from accumulated other comprehensive income into benefit cost in 2013 is $2,147 in the Company’s U.S. and Canada pension plans and $356 for the Company’s Other pension plans. The estimated prior service cost (credit) that will be amortized from accumulated other comprehensive income into benefit cost in 2013 is ($170) for the Company’s Other pension plans.

The total accumulated benefit obligation as of December 31, 2012 and 2011 for the U.S. and Canadian plans was $195,562 and $174,557, respectively. The total accumulated benefit obligation as of December 31, 2012 and 2011 for the Other pension plans was $55,862 and $44,713, respectively.

The following table presents selected information about the Company’s pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. and Canada		Other
	December 31,		December 31,
	2012	2011	2012	2011
Projected benefit obligation	$199,072	$177,380	$47,326	$20,637
Accumulated benefit obligation	195,562	174,557	43,723	18,757
Fair value of plan assets	149,114	130,792	26,762	8,970

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Significant weighted average assumptions used in determining the pension obligations include the following:

	U.S. and Canada		Other
	December 31,		December 31,
	2012	2011	2012	2011
Discount rate	3.67%	4.57%	4.91%	5.94%
Compensation increase	0.42%	0.40%	3.53%	3.65%

Significant weighted average assumptions used in determining net periodic benefit cost include the following:

	U.S. and Canada			Other
	December 31,			December 31,
	2012	2011	2010	2012	2011	2010
Discount rate	4.57%	5.34%	5.98%	5.94%	5.85%	6.11%
Compensation increase	0.42%	0.40%	0.41%	3.65%	3.15%	2.83%
Long-term rate of return	7.79%	7.86%	7.87%	5.48%	5.21%	5.78%

The U.S. discount rates were determined by utilizing a yield curve model. The model develops a spot rate curve based on the yields available from a broad based universe of high quality corporate bonds. The discount rate is then set as the weighted average spot rate, using the plan’s expected benefit cash flows as the weights.

The rate of compensation increase on the U.S. plan was zero for the years ended December 31, 2012, 2011, and 2010 as all future accruals were frozen in the United States as of December 31, 2006 in accordance with the plan amendment approved in 2005. The rate of compensation increase on the Canadian plan was 4.0% for the years ended December 31, 2012, 2011 and 2010. In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and expected future performance. In addition, the Company may consult with and consider the opinions of our external advisors in developing appropriate return benchmarks.

The investment objective for the U.S. plan is to generate returns sufficient to meet future obligations. The strategy to meet the objective includes generating attractive returns using higher returning assets such as equity securities and balancing risk using less volatile assets such as fixed income securities. The plan invests in an allocation of assets across the three broadly-defined financial asset categories of equity, fixed income and cash. The target allocations for plan assets are 55 percent equity securities and 45 percent fixed income investments.

Similar considerations are applied to the investment objectives of the non-US plans as well as the asset classes available in each location and any legal restrictions on plan investments.

The Company categorized plan assets into a Fair Value Hierarchy. The hierarchy consists of three levels as follows:

•	Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets. Level 1 assets primarily include investments in publicly traded equity securities and mutual funds. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

•	Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves. Level 2 assets primarily consist of fixed-income securities and comingled funds that are not actively traded or whose underlying investments are valued using observable marketplace inputs. The fair value of plan assets invested in fixed-income securities is generally determined using valuation models that use observable inputs such as interest rates, bond yields, low-volume market quotes and quoted prices for similar assets. Plan assets that are invested in comingled funds are valued using a unit price or net asset value (NAV) that is based on the underlying investments of the fund.

•	Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date. Level 3 assets include investments covered by insurance policies and real estate funds valued using significant un-observable inputs.

	Fair value measurements at December 31, 2012
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$239	$239	$—	$—
Equity securities:
U.S. investment funds	51,537	51,537	—	—
International investment funds	40,176	22,505	17,671	—
Fixed income securities:
Government securities	8,784	5,313	3,471	—
Corporate bonds	4,835	1,397	3,438	—
Investment fund bonds	68,578	60,315	8,263	—
Other:
Insurance policies	15,280	—	12,485	2,795

Total	$189,429	$141,306	$45,328	$2,795

	Fair value measurements at December 31, 2011
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$572	$572	$—	$—
Equity securities:
U.S. investment funds	47,757	47,757	—	—
International investment funds	33,901	19,613	14,288	—
Fixed income securities:
Government securities	7,622	4,810	2,812	—
Corporate bonds	4,573	1,683	2,890	—
Investment fund bonds	55,664	50,539	5,125	—
Other:
Insurance policies	16,774	—	14,334	2,440

Total	$166,863	$124,974	$39,449	$2,440

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The changes in the level 3 pension plan assets for the years ended December 31, 2012 and 2011 were as follows:

Insurance policies
Balance at December 31, 2010	$2,214
Actual return on plan assets	66
Benefits paid	(37)
Contributions	292
Transfers	—
Exchange rate changes	(95)

Balance at December 31, 2011	2,440
Actual return on plan assets	18
Benefits paid	(35)
Contributions	311
Transfers	—
Exchange rate changes	61

Balance at December 31, 2012	$2,795

The Company expects to contribute $3,250 to the U.S. and Canada pension plans and $2,838 to the Other pension plans in 2013.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	U.S. and Canada	Other
2013	$9,470	$1,320
2014	10,162	1,530
2015	10,204	1,565
2016	10,836	1,579
2017	10,905	2,001
Years 2018-2022	57,951	13,539

In December 2011, the Company entered into an agreement to insure the liabilities of the terminated vested and pensioner members of one of the foreign subsidiary qualified pension plans disclosed in the “Other” column of the tables above. This transaction qualified as a settlement for accounting purposes under ASC 715. The settlement amount associated with this plan was $38,862 and reduced both the benefit obligation and plan assets, as reflected in the tables above. The settlement loss recognized in net period pension cost was $6,829 and was recorded in the consolidated statement of operations during the year ended December 31, 2011. In addition, there was an additional settlement for $294 with another foreign subsidiary qualified pension plan, of which a settlement gain of $6 was recognized in the consolidated statement of operations during the year ended December 31, 2011.

Certain of the Company’s foreign subsidiaries maintain other defined benefit plans that are consistent with statutory practices. These plans are not included in the disclosures above as they are not significant to the consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Supplemental Retirement Plans

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our defined benefit supplementary retirement plans as well as the components of net periodic benefit costs, including key assumptions.

	December 31,
	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of period	$13,998	$13,550
Interest cost	593	663
Benefits paid	(1,206)	(1,187)
Actuarial (gain)/losses	1,562	972

Benefit obligation at end of period	$14,947	$13,998

Change in plan assets:
Fair value of plan assets at beginning of period	$—	$—
Employers contributions	1,206	1,187
Benefits paid	(1,206)	(1,187)

Fair value of plan assets at end of period	$—	$—

Funded status of the plans (underfunded)	$(14,947)	$(13,998)

Amounts recognized in the consolidated balance sheets consist of:

	December 31,
	2012	2011
Current liability	$(1,165)	$(1,167)
Noncurrent liability	(13,782)	(12,831)
Accumulated other comprehensive loss	(3,120)	(2,227)

Net amount recognized	$(18,067)	$(16,225)

Amounts recognized in accumulated other comprehensive loss consist of:

	December 31,
	2012	2011
Net loss	$(5,068)	$(3,626)

Gross amount recognized	(5,068)	(3,626)
Deferred income taxes	1,948	1,399

Net amount recognized	$(3,120)	$(2,227)

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Components of net periodic benefit cost consist of:

	December 31,
	2012	2011	2010
Interest cost	$593	$663	$707
Amortization of net loss	121	74	25

Net periodic expense	$714	$737	$732

The estimated net actuarial loss for the pension plans that will be amortized from accumulated other comprehensive loss into benefits cost in 2013 is $178 for our defined benefit supplementary retirement plans.

The accumulated benefit obligation of our defined benefit supplemental retirement plans for the years ended December 31, 2012 and 2011 was $14,947 and $13,998, respectively.

The discount rate used in determining the supplemental retirement plan pension obligations was 3.30% and 4.35% for the years ended December 31, 2012 and 2011, respectively.

The discount rate used in determining net periodic benefit cost was 4.35%, 5.05% and 5.65% for the years ended December 31, 2012, 2011 and 2010, respectively. The rate of compensation increase for the fiscal years ended December 31, 2012, 2011 and 2010 was zero as all future accruals were frozen for the defined supplemental retirement plans as of December 31, 2006 in accordance with the plan amendment approved in 2005.

The Company expects to contribute $1,165 to the defined benefit supplementary retirement plans in 2013.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	Amount
2013	$1,165
2014	1,140
2015	1,121
2016	1,099
2017	1,071
Years 2018-2022	4,881

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Other Postretirement Benefit Plans

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our other postretirement benefit plans as well as the components of net periodic benefit costs, including key assumptions.

	December 31,
	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of period	$7,623	$8,512
Interest cost	270	341
Employee contributions	311	322
Benefits paid	(1,331)	(1,874)
Medical subsidies received	80	73
Premiums paid	(3)	(4)
Actuarial (gain)/losses	43	281
Translation adjustment	31	(28)

Benefit obligation at end of period	$7,024	$7,623

Change in plan assets:
Fair value of plan assets at beginning of period	$—	$—
Employers contributions	943	1,483
Employee contributions	311	322
Benefits paid	(1,331)	(1,874)
Medical subsidies received	80	73
Premiums paid	(3)	(4)

Fair value of plan assets at end of period	$—	$—

Funded status of the plans (underfunded)	$(7,024)	$(7,623)

Amounts recognized in the consolidated balance sheets consist of:

	December 31,
	2012	2011
Current liability	$(1,131)	$(1,117)
Noncurrent liability	(5,893)	(6,506)
Accumulated other comprehensive income	600	605

Net amount recognized	$(6,424)	$(7,018)

Amounts recognized in accumulated other comprehensive income consist of:

	December 31,
	2012	2011
Prior service credit	$—	$—
Net gain	1,063	1,179

Gross amount recognized	1,063	1,179
Deferred income taxes	(463)	(574)

Net amount recognized	$600	$605

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Components of net periodic benefit cost consist of:

	December 31,
	2012	2011	2010
Service cost	$—	$—	$—
Interest cost	270	341	412
Amortization of prior service cost	—	(570)	(570)
Amortization of net (gain) loss	(66)	(79)	(140)

Net periodic expense	$204	$(308)	$(298)

The estimated prior service cost (credit) and net actuarial loss (gain) for the pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2013 is ($41) for our retiree health plans.

Significant weighted average assumptions used in determining the net periodic benefit cost, the postretirement benefit obligations, and trend rate include the following:

	December 31,
Benefit obligation:	2012	2011
Discount rate (benefit obligation)	2.79%	3.91%
Immediate trend rate	7.87%	8.09%
Ultimate trend rate	4.50%	4.50%
Year that the rate reaches ultimate trend rate	2028	2028

	December 31,
Benefit cost:	2012	2011	2010
Discount rate (benefit cost)	3.91%	4.42%	5.04%
Immediate trend rate	8.09%	8.28%	8.43%
Ultimate trend rate	4.50%	4.50%	4.55%
Year that the rate reaches ultimate trend rate	2028	2028	2028

A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated postretirement benefit obligation at December 31, 2012 and the periodic postretirement benefit cost for the year ended as follows:

	1% Increase	1% Decrease
Accumulated postretirement benefit obligation	190	(171)
Periodic postretirement benefit cost	7	(6)

The Company expects to contribute $1,131 to the retiree health plans in 2013.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	Amount
2013	$1,131
2014	1,100
2015	981
2016	796
2017	728
Years 2018-2022	2,050

There are no expected Medicare subsidy receipts expected in future periods.

Defined Contribution Plans

The Company also has defined contribution plans covering domestic employees of the Company and certain subsidiaries. The Company recorded expenses of $7,906, $7,401 and $7,106 related to these plans for the years ended December 31, 2012, 2011 and 2010, respectively.

18. Stock-Based Compensation:

The Company applies the fair value based method to account for stock options and awards.

On September 28, 2007, CPQ Holdings established the CPQ Holding Corporation Stock Incentive Plan, (the “Stock Incentive Plan”). On July 2, 2008, the Stock Incentive Plan was amended. The number of shares that may be issued under the amended Stock Incentive Plan or be subject to awards may not exceed 692,495 shares. In accordance with the Stock Incentive Plan, CPQ Holdings has the authority to issue restricted stock, options, stock appreciation rights, deferred stock units, and dividends.

CPQ Holdings has issued restricted stock and deferred stock units under the Stock Incentive Plan for which 350,796 shares of CPQ Holding’s Class A common stock were awarded in 2007. The restricted stock includes three separate tranches for vesting purposes; (1) Service shares, (2) Tranche 1 Performance shares, and (3) Tranche 2 Performance shares. The Service shares’ vesting is based on satisfying certain service conditions and the Tranche 1 and Tranche 2 shares’ vesting is based on satisfying certain performance conditions. The Service shares vest as follows: 20% of each grant vests on December 31 in each year 2007-2011, subject to the employees’ continued service with the Company on such date. The Tranche 1 Performance shares vest as follows: 100% of each grant vests upon an Exit Event, as defined in the restricted stock plan, subject to the employees’ continued service with the Company on such event, and after giving effect to such event, the event provides a specified internal return to the 2007 Sponsor. The Tranche 2 Performance shares vest as follows: 20% of each grant vests on December 31 in each year 2007-2011, subject to the employees’ continued service with the Company on such date, provided in each case certain annual EBITDA targets for the Company are met, subject to certain catch-up provisions.

In February 2010, CPQ Holdings issued 340,981 additional shares of restricted stock under the Stock Incentive Plan, of which a portion of the shares were awarded to certain employees new to the Stock Incentive Plan and a portion of the shares were awarded to certain employees previously awarded shares in 2007. The additional restricted stock includes three separate tranches for vesting purposes; (1) Service shares, (2) Tranche 1 (IRR) Performance shares, and (3) Tranche 2 (EBITDA) Performance shares. The Service shares’ vesting is

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

based on satisfying certain service conditions and the Tranche 1 and Tranche 2 shares’ vesting is based on satisfying certain performance conditions. The Service shares for the shares awarded employees new to the Stock Incentive Plan vest as follows: 40% of each grant vests on July 1, 2010 and 20% of each grant vests on December 31 in each year 2010-2012, subject to the employees’ continued service with the Company on such date, whereas the Service shares for the shares awarded to employees previously awarded shares in 2007 vest as follows: 60% of each grant vests on July 1, 2010 and 20% of each grant vests on December 31 in each year 2010-2011, subject to the employees’ continued service with the Company on such date. The Tranche 1 (IRR) Performance shares vest as follows: 100% of each grant vests upon an Exit Event, as defined in the restricted stock plan, subject to the employees’ continued service with the Company on such event, and after giving effect to such event, the event provides a specified internal return to the 2007 Sponsor. The Tranche 2 (EBITDA) Performance shares vest as follows: 33% of each grant vests based on a specified EBITDA target (Target A) for the Company, 33% of each grant vests based on a specified EBITDA target (Target B), and 34% of each grant vests based on a specified EBITDA target (Target C), subject to the employees’ continued service with the Company on such date the EBITDA target is met. In addition, the unvested Tranche 1 and Tranche 2 Performance shares that were awarded in 2007 were amended to vest, respectively, based on the same targets as the Tranche 1 (IRR) and Tranche 2 (EBITDA) Performance shares awarded in 2010.

The fair value of the awards was determined using multiples of EBITDA and the income approach, based on discounted free cash flow. Compensation expense for these awards was $0, $303, and $913 for years ended December 31, 2012, 2011, and 2010, respectively, commensurate with the estimated vesting of the underlying awards.

19. Common Stock:

As of December 31, 2012 and 2011, the Company has the following capital stock:

	December 31,
	2012	2011
Class A common stock (Par value $0.01):
Authorized	150,000,000	150,000,000
Issued	680,678	680,678
Outstanding	680,678	680,678
Class B common stock (Par value $0.01):
Authorized	30,000,000	30,000,000
Issued	5,100,795	5,100,795
Outstanding	5,094,295	5,094,295
Preferred stock (Par value $0.01):
Authorized	1,500,000	1,500,000
Issued	—	—
Outstanding	—	—

In conjunction with the 2007 Merger, the Company received $315,000 of capital. In connection with the INEOS Silicas acquisition on July 2, 2008, the Company received an additional $192,830 of capital. During 2009, the Company received an additional $2,250 of capital.

The 2007 Merger was accounted for as a purchase in accordance with U.S. GAAP. As a result of a 6.6% continuing ownership interest in PQ Holdings Inc. by certain stockholders (“Continuing Stockholders”), 93.4% of the purchase price was allocated to the assets and liabilities acquired at their respective fair values with the

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

remaining 6.6% recorded at the Continuing Stockholders’ historical book values as of the date of the acquisition. As a result of the carryover of the Continuing Stockholders’ historical basis, stockholders’ equity (deficit) of PQ Holdings Inc. has been reduced by $53,532.

20. Per Share Information:

The Company currently has two existing classes of common stock: Class A and Class B. Holders of Class A are awarded shares based on service, whereas holders of Class B obtain their shares through purchase. Holders of Class A and Class B both have equal voting rights and participate in earnings as described further below. Vesting for the Class A shares occurs in three equal tranches based on the following conditions: (i) time over a term of five years (“time shares”), (ii) performance based on specific EBITDA thresholds (“EBITDA shares”), and (iii) a combined performance and market based on internal rate of return at a change in control date (“IRR shares”). Unvested shares do not have a right to participate in the earnings and dividends of PQ Holdings Inc. As of December 31, 2012, all of the time shares are fully vested, a third of the EBITDA shares have been vested, and none of the IRR shares are vested. Since Class B shares are purchased, there is no vesting period and all Class B shares are fully vested upon issuance.

Basic earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common shares outstanding during the period for each class of common stock, respectively. In periods of income, the income is shared equally amongst Classes A and B. In the event of liquidation, the holders of Class B common stock have preference to receiving distributions before the holders of Class A common stock. As a result, holders of Class B common stock are considered preferential participating securities and will not be allocated any losses in the periods of net losses, but will be allocated income in the periods of net income using the two-class method.

Diluted earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common and potential common shares outstanding during the period for each class of common stock, if dilutive. Potential common shares reflect the unvested Class A shares, which have been included in diluted earnings per share in accordance with ASC 260, Earnings Per Share, using the treasury stock method. For purposes of calculating diluted earnings per share, income has been reallocated between the classes based on the diluted weighted average number of common shares outstanding for each class. In periods of net loss, inclusion of potential common shares would be anti-dilutive. The reconciliation from basic to diluted weighted average common shares outstanding is as follows:

	Years Ended December 31,
	2012	2011	2010
Weighted average shares outstanding—Basic—Class A:	294,153	248,847	102,304
Dilutive effect of unvested Class A shares with service conditions	19,261	—	55,537

Weighted average shares outstanding—Diluted—Class A:	313,414	248,847	157,841

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The following table reconciles the components of the basic and diluted income (loss) per share for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,
	2012	2011	2010
Numerator:

Net income (loss) available to common shareholders—Basic and Diluted	$5,184	$(65,358)	$11,533

Basic:
Net income (loss) attributable to common shareholders—Class A	$283	$(65,358)	$227
Net income (loss) attributable to common shareholders—Class B	$4,901	$—	$11,306

Net income (loss) attributable to common shareholders—Total	$5,184	$(65,358)	$11,533

Diluted:
Net income (loss) attributable to common shareholders—Class A	$300	$(65,358)	$347
Net income (loss) attributable to common shareholders—Class B	$4,884	$—	$11,186

Net income (loss) attributable to common shareholders—Total	$5,184	$(65,358)	$11,533

Denominator:
Weighted average shares outstanding—Basic:
Class A	294,153	248,847	102,304
Class B	5,094,295	5,094,295	5,094,295

Total weighted average shares outstanding—Basic	5,388,448	5,343,142	5,196,599

Weighted average shares outstanding—Diluted:
Class A	313,414	248,847	157,841
Class B	5,094,295	5,094,295	5,094,295

Total weighted average shares outstanding—Diluted	5,407,709	5,343,142	5,252,136

Basic net income (loss) per share:
Class A	$0.96	$(262.64)	$2.22
Class B	$0.96	$—	$2.22

Diluted net income (loss) per share:
Class A	$0.96	$(262.64)	$2.20
Class B	$0.96	$—	$2.20

Anti-dilutive potential Class A shares, computed on a treasury stock method basis, excluded from the earnings per share calculation for the year ended December 31, 2011 and 2010 were 47,767 and 306, respectively.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

21. Commitments and Contingent Liabilities:

There is a risk of environmental impact in chemical manufacturing operations. The Company’s environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact. The Company is also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor, and other actions arising out of the normal course of business. No accrual for these matters currently exists, with the exception of those listed below, because management believes that the liabilities resulting from such lawsuits and claims are not probable or reasonably estimable.

The Company triggered the requirement of New Jersey’s Industrial Site Recovery Act (“ISRA”) statute. As required under ISRA, a General Information Notice with respect to the Company’s two New Jersey locations was filed with the New Jersey Department of Environmental Protection (“NJDEP”) in December 2004 and again in July 2007. Based on an initial review of the facilities by the NJDEP in 2005, the Company estimated that $500 will be required for contamination assessment and removal work at these facilities, and had recorded a reserve for such amount as of December 31, 2005. During subsequent years, it was determined that additional assessment, removal and remediation work would be required and the reserve was increased to cover the estimated cost of such work. In addition, during this period, work had been performed and the reserve was reduced for actual costs incurred for the assessment and remediation work. As of December 31, 2012 and 2011, the Company has recorded a reserve of $1,944 and $2,302 for costs required for contamination assessment and removal work at these facilities. The amounts charged to pre-tax earnings for environmental remediation and related charges were $300, $1,174, and $1,600 for the years ended December 31, 2012, 2011, and 2010, respectively, and are recorded as other operation expense in the consolidated statements of operations. There may be additional costs related to the remediation of these two facilities, but until further investigation takes place, the Company cannot reasonably estimate the amount of additional liability that may exist.

As part of the INEOS Silicas acquisition in July 2008, the Company acquired a manufacturing facility at Rio Claro, Brazil. An administrative proceeding related to subsoil and groundwater contamination at the Rio Claro, Brazil facility has been in process at the Sao Paulo State Environmental Agency (“CETESB”) since 2000. Although the manufacture of silicas developed by the facility since 2001 is not connected to the heavy metals contaminates identified at the Rio Claro site, as the owner of the facility, the Company is liable under Brazilian law for the contamination, as well as the remediation of any damages directly or indirectly caused by the contamination and for penalties that may be imposed by the authorities. During 2011, it was determined that additional remediation work would be required and the reserve was increased to cover the estimated cost of such work. In addition, during this period, work had been performed and the reserve was reduced for actual costs incurred for the assessment and remediation work. As of December 31, 2012 and 2011, the Company has recorded a reserve of $133 and $1,010, respectively, for costs necessary to remediate any damages. The amounts charged to pre-tax earnings for environmental remediation and related charges were $0, $2,030, and $0 for the years ended December 31, 2012, 2011, and 2010, respectively, and are recorded as other operating expense in the consolidated statements of operations. The subsoil and groundwater contamination have been completely remediated in 2012; however, there are additional groundwater monitoring costs expected to be incurred.

As part of the INEOS Silicas acquisition in July 2008, the Company acquired a manufacturing facility at Warrington, United Kingdom. Asbestos-containing building material is present at the site, and asbestos removal and insulation replacement initiatives are underway. As of December 31, 2012 and 2011, the Company has recorded a reserve of $945 and $921, respectively, for costs related to this program.

In 2008, the Company sold the property of a manufacturing facility located in the United States to the local port authority. In 2009, the port authority commissioned an environmental investigation of portions of the

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

property. In 2010, the port authority advised the Company of alleged soil and groundwater contamination on the property and alleged the Company liable for certain conditions. The Company received and reviewed the environmental investigation documentation and determined it may have liability with respect to some, but not all, of the alleged contamination. As of December 31, 2012 and 2011, the Company has recorded a reserve of $746 and $793, respectively, for costs related to this potential liability.

The Company was the defendant in an employee discrimination lawsuit filed in 2007. In 2009, a judgment was issued in favor of the plaintiffs. Although the case has been appealed, the Company has recorded a liability of $7,300 for the ultimate settlement and payment of estimated legal fees associated with this lawsuit. In 2009, this liability was recognized in other non-operating (income) expense. In February 2011, a judgment was issued on the post-trial motions. As a result of this ruling, the liability was reduced in 2010 by $3,350 leaving a liability of $3,950 as of December 31, 2010. In 2011 the liability was increased by $200 associated with additional legal costs leaving a liability of $4,150 as of December 31, 2011. In April 2012, the lawsuit was settled.

In connection with the Company’s hedging strategy, the Company entered into a series of financial hedges with one of its counterparties. The counterparty subsequently filed for bankruptcy, which resulted in the counterparty being in default under the hedge contracts. As a result of the default, the Company was forced to enter into other hedge transactions with other counterparties, which resulted in additional costs to the Company. During 2009, the Company filed a claim with the bankruptcy court for financial damages to the Company as a result of this default. The Company has recorded all outstanding amounts due to the counterparty, which is described as financial hedge settlement and is included in accrued liabilities and other long-term liabilities on the consolidated balance sheet. In 2010, the Company and the counterparty settled the claim. This settlement was an agreement reached on the timing of the payment of the outstanding amounts due to the counterparty with interest and resulted in a minimal impact to the consolidated statement of operations. As of December 31, 2012 and 2011, the amounts due to the counterparty, including accrued interest, were $8,260 and $16,520, respectively.

As part of the INEOS Silicas acquisition in July 2008, the Company is liable for potential multi-year UK tax benefits. The Company is contractually obligated to make a payment on an annual basis on its UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement. As of December 31, 2012 and 2011, the Company has accrued $1,094 and $847, respectively, for this matter representing the expected payment owed on the calculation of the liability for the tax year ended 2012 and 2011. The Company recorded these expenses in other operating expense, net.

The Company has entered into various lease agreements for the rental of office and plant facilities and equipment, substantially all of which are classified as operating leases. Total rent expense under these agreements was $12,201, $12,030, and $11,881 for the years ended December 31, 2012, 2011, and 2010, respectively.

Total rent due under non-cancelable operating lease commitments are:

Year	Amount
2013	$9,578
2014	5,254
2015	3,718
2016	2,901
2017	1,856
Thereafter	1,057

$24,364

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company rents its corporate office under a long-term operating lease agreement, which contains a provision for a mid-term rent increase. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent liability, which is reflected in the consolidated balance sheet.

The Company has entered into short and long-term purchase commitments for various key raw materials and energy requirements. The purchase obligations include agreements to purchase goods that are enforceable and legally binding and that specify all significant terms. The purchase commitments covered by these agreements are with various suppliers and total approximately $38,547.

Purchases under these agreements are expected to be:

Year	Amount
2013	$21,003
2014	15,037
2015	2,186
2016	321
2017	—
Thereafter	—

$38,547

22. Related Party Transactions:

The Company maintains certain policies and procedures for the review, approval, and ratification of related party transactions to ensure that all transactions with selected parties are fair, reasonable and in the Company’s best interest. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction. Related party transactions include transactions that occurred during the year, or are currently proposed, in which the Company was or will be a participant and which any related person had or will have a direct or indirect material interest. All related party transactions are reviewed, approved and documented by the appropriate level of the Company’s management in accordance with these policies and procedures.

PQ Holdings Inc., TC Group IV, L.L.C., an affiliate of The Carlyle Group, and PQ Corporation entered into a consulting agreement relating to the provision of certain financial and strategic advisory services and consulting services. The Company paid a one-time fee in the amount of $12,000 on July 30, 2007 for structuring the 2007 Merger. In addition, the Company agreed to pay an annual monitoring fee equal to $2,000. In conjunction with the INEOS Silicas acquisition on July 2, 2008, the consulting agreement was amended whereby the Company agreed to increase the annual monitoring fee equal to $3,000, which was recorded in other operating expense in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010. TC Group IV, L.L.C. assigned the consulting agreement to Carlyle Investment Management L.L.C., another affiliate of The Carlyle Group on June 7, 2012.

PQ Holdings Inc., INEOS Capital Partners, and PQ Corporation entered into a consulting agreement relating to the provision of certain financial and strategic advisory services and consulting services. The Company paid a one-time fee in the amount of $6,000 on July 2, 2008 for structuring the INEOS Silicas 2008 acquisition. In

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

addition, the Company agreed to pay an annual monitoring fee equal to $2,000, which was recorded in other operating expense in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010.

The Company entered into a Joint Venture Agreement (the Agreement) in 1988 with CRI Zeolites (CRI), a Shell Oil Co. affiliate to form Zeolyst International, our 50/50 joint venture partnership (the Partnership). Under the terms of the Agreement, the Partnership leases certain land used in its Kansas City production facilities from PQ Corporation. This lease, which has been recorded as an operating lease, provided for rental payments of $235 for 2012 and 2011 and $212 for 2010. The rent expense is included in the cost of goods sold line item in the accompanying statement of operations. The terms of this lease are evergreen as long as the Partnership agreement is in place. The Partnership purchases certain of its raw materials from the Company and is charged for various manufacturing costs incurred at the Company’s Kansas City production facility. The amount of these costs charged to the Partnership during 2012, 2011, and 2010 were $12,174, $9,554, and $7,243, respectively. These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying statement of operations when the inventory is sold. Certain administrative, marketing, engineering, management-related, and research and development services are provided to the Partnership by the Company. During 2012, 2011, and 2010, the Partnership was charged $8,525, $8,351 and $7,058, respectively, for these services. These amounts are included in the selling, general and administrative line item in the accompanying income statement. In addition, certain product demonstration costs of $1,807, $1,324, and $1,446 during 2012, 2011, and 2010, respectively, were recorded to cost of goods sold.

From time to time, the Company makes sales to portfolio companies of funds that are affiliated with Carlyle or INEOS, but these sales are not material and such sales are done on an arms-length basis.

23. Reportable Segments and Geographical Information:

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker, the Company’s Chief Executive Officer, to assess performance and to allocate resources. The Company’s reportable segments are organized based on the nature and economic characteristics of our products, as well as geographic productions. The Company’s four reportable segments are: Performance Chemicals Americas & Australia, Performance Chemicals Europe, Middle East, and Africa (“EMEA”) & Asia, Catalysts and Specialty Glass Materials.

Our Performance Chemicals business is comprised of sodium silicate, specialty silicas, zeolites, and other high performance chemical products serving a broad range of consumer and industrial applications. This business has been divided into two segments based on geographic areas; Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia. Our Catalyst segment produces specialty and pressure zeolite-based catalysts and other specialty catalysts products. The Catalysts segment includes equity in net income from Zeolyst International (“ZI”) and Zeolyst C.V. (“ZCV”) (collectively, the “Catalysts Joint Ventures”), which are our 50/50 joint ventures with CRI Zeolites, Inc. (a wholly owned subsidiary of Royal Dutch Shell.) ZI and ZCV are accounted for using the equity method in our consolidated financial statements. Our management evaluates Catalysts’ performance, including the Catalysts Joint Ventures, on a proportionate consolidation basis. Accordingly, the revenues and expenses used to compute the Catalysts’ segment adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) include the Catalysts Joint Ventures’ results of operations on a proportionate consolidated basis based on our 50% ownership. Since we use the equity method of accounting for the Catalysts Joint Ventures, we eliminate these revenues when reconciling to our consolidated results of operations. Our Specialty Glass Materials segment is a global producer of engineered glass products for use in highway safety, polymer additive, metal finishing and electronics end markets.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Management evaluates the operating results of each of its reportable segments based upon Adjusted EBITDA (a non-GAAP measure). Adjusted EBITDA consists of EBITDA, which is defined as net income (loss) before depreciation and amortization, interest (income) expense, and income taxes, each of which is presented in the Company’s Consolidated Statements of Operations and adjusted for certain items as discussed below.

Summarized financial information concerning our reportable segments is shown in the following tables.

	Twelve months ended December 31,
	2012	2011	2010
Net sales:
Performance Chemicals Americas & Australia	$412,113	$414,833	$417,241
Performance Chemicals EMEA & Asia	335,706	359,070	355,984
Catalysts(1)	137,224	160,988	125,235
Specialty Glass Materials	310,249	298,640	278,984
Eliminations(2)	(110,510)	(118,514)	(89,556)

Total	$1,084,782	$1,115,017	$1,087,888

Adjusted EBITDA(3):
Performance Chemicals Americas & Australia	$104,672	$102,622	$102,116
Performance Chemicals EMEA & Asia	64,762	79,987	83,829
Catalysts(4)	51,882	56,529	44,028
Specialty Glass Materials	59,863	52,347	50,392

Total Segment Adjusted EBITDA(5)	$281,179	$291,485	$280,365

(1)	Includes the Company’s proportionate shares of sales from the Catalysts Joint Ventures. The proportionate share of sales included in the Catalysts segment are $87,298, $99,021, and $69,910 for the years ended December 31, 2012, 2011 and 2010, respectively.
(2)	We eliminate the sales of $87,298, $99,021, and $69,910 for the Catalysts Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the years ended December 31, 2012, 2011 and 2010, respectively.
(3)	The Company defines Adjusted EBITDA as EBITDA adjusted for certain items as noted in the reconciliation below. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA as defined by the Company may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.
(4)	The equity in net income included in the Catalysts segment are $28,335, $23,078, and $15,458 for the Catalysts Joint Ventures for the years ended December 31, 2012, 2011 and 2010, respectively.
(5)	Our Total Segment Adjusted EBITDA differs from our total consolidated EBITDA due to unallocated corporate expenses.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

A reconciliation from Segment Adjusted EBITDA to income (loss) before income taxes and noncontrolling interest is as follows:

	Twelve months ended December 31,
	2012	2011	2010
Segment Adjusted EBITDA:	$281,179	$291,485	$280,365
Interest expense	(111,228)	(121,225)	(112,914)
Depreciation and amortization	(96,009)	(100,608)	(98,825)
Net income attributable to the noncontrolling interest	1,788	1,976	1,579
Unallocated corporate expenses	(12,495)	(16,839)	(26,567)
Asset impairments	—	(67,030)	(4,215)
Transaction-related costs	(533)	(7,917)	(5,540)
Foreign currency exchange (loss) gain on intercompany loans	3,843	(5,825)	(12,819)
Management advisory fees	(7,500)	(6,962)	(5,000)
Restructuring, integration and business optimization exp.	(5,644)	(5,865)	(2,581)
Equity-based and other non-cash compensation	—	(303)	(1,000)
Debt extinguishment costs	(20,063)	(2,290)	—
Net (loss) gain on asset disposals	(787)	(2,243)	1,060
Pension settlement loss and curtailment gain, net	—	(6,477)	—
Joint venture depreciation, amortization, and interest	(3,348)	(3,234)	(2,513)
Other	(3,313)	(10,380)	(2,590)

Income before income taxes and noncontrolling interest	$25,890	$(63,737)	$8,440

Our reportable segments contain equity in net income from affiliated companies of $26,206, $20,875, and $13,132 for the years ended December 31, 2012, 2011 and 2010, respectively. This is primarily comprised of equity in net income of $28,335, $23,078, and $15,458 in our Catalysts segment from the Catalysts Joint Ventures for the years ended December 31, 2012, 2011 and 2010, respectively. The remaining equity in net income is in our Performance Chemicals EMEA & Asia and Specialty Glass Materials segments. Our reportable segment equity in net income from affiliates is net of $2,593, $2,741, and $2,741 of amortization expense related to purchase accounting fair value adjustments associated with the Catalysts Joint Ventures for the year ended December 31, 2012, 2011 and 2010.

	Twelve months ended December 31,
	2012	2011	2010
Capital expenditures:
Performance Chemicals Americas & Australia	$24,089	$23,275	$19,915
Performance Chemicals EMEA & Asia	15,272	39,255	19,436
Catalysts(1)	24,031	21,511	11,294
Specialty Glass Materials	15,584	12,174	8,276
Corporate	1,364	2,258	2,328
Eliminations(2)	(14,800)	(16,601)	(8,956)

Total	$65,540	$81,872	$52,293

(1)	Includes the Company’s proportionate shares of capital expenditures from the Catalysts Joint Ventures. The proportionate share of capital expenditures included in the Catalysts segment are $14,800, $16,601, and $8,956 for the Catalysts Joint Ventures for the years ended December 31, 2012, 2011 and 2010, respectively.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(2)	We eliminate the capital expenditures of $14,800, $16,601, and $8,956 for the Catalysts Joint Ventures for the years ended December 31, 2012, 2011 and 2010, respectively.

	Twelve months ended December 31,
	2012	2011	2010
Depreciation and amortization:
Performance Chemicals Americas & Australia	$35,762	$36,975	$36,247
Performance Chemicals EMEA & Asia	28,095	32,301	32,203
Catalysts(1)	11,745	11,709	10,145
Specialty Glass Materials	19,497	18,524	18,394
Corporate	1,518	1,517	1,497
Eliminations(2)	(3,201)	(3,159)	(2,402)

Total	$93,416	$97,867	$96,084

(1)	Includes the Company’s proportionate shares of depreciation and amortization from the Catalysts Joint Ventures. The proportionate share of depreciation and amortization included in the Catalysts segment are $3,201, $3,159, and $2,402 for the Catalysts Joint Ventures for the years ended December 31, 2012, 2011 and 2010, respectively.
(2)	We eliminate the depreciation and amortization of $3,201, $3,159, and $2,402 for the Catalysts Joint Ventures for the years ended December 31, 2012, 2011 and 2010, respectively.

Total assets by segment are not disclosed by the Company because it is not prepared or used by the chief operating decision maker to assess performance and to allocate resources. Therefore, this information is not presented.

Net sales and long-lived assets by geographic area are presented in the following tables. Net sales are attributed to countries based upon location of products shipped.

	Twelve months ended December 31,
	2012	2011	2010
Net sales(1) :
United States	$467,633	$472,309	$474,277
Netherlands	135,610	140,311	145,963
United Kingdom	103,915	111,188	115,066
Other foreign countries	377,624	391,209	352,582

Total	$1,084,782	$1,115,017	$1,087,888

(1)	Except for the United States, the Netherlands, and the United Kingdom, no sales in an individual country exceed 10% of total net sales.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	December 31,
	2012	2011	2010
Long-lived assets(1) :
United States	$1,365,069	$1,382,983	$1,459,517
Netherlands	135,460	137,215	158,287
United Kingdom	107,137	107,901	112,630
Other foreign countries	259,186	261,207	268,301

Total	$1,866,852	$1,889,306	$1,998,735

(1)	Long-lived assets exclude intercompany notes receivable and deferred tax assets.

There were no single external customers with revenue transactions greater than 10% of total revenues for the years ended December 31, 2012, 2011, and 2010.

24. Subsequent Events:

On February 15, 2013, the Company re-priced its senior secured terms loans to lower the applicable interest rate. The Company repaid all outstanding senior secured term loans in the aggregate amount of $1,220,000 including accrued interest of $11,762 and a prepayment premium of 1.00% of the principal amount of the existing term loans, or $12,200, and issued new senior secured term loans in an aggregate principal amount of $1,235,000 (the “2013 Term Loans”). The 2013 Term Loans have substantially identical terms to the existing term loans except borrowings under the 2013 Term Loans bear interest at a rate equal to the LIBOR rate or the base rate elected by the Company at the time of borrowing plus a margin of 3.50% or 2.50%, respectively. In addition, the maturity date was extended to August 7, 2017 and the prepayment premium of 1.00% will be payable on the 2013 Term Loans in the event of a re-pricing transaction prior to the one year anniversary of the effective date of the 2013 Term Loans.

On October 24, 2013, the Company’s indirect subsidiary Potters Industries, LLC, or Potters, entered into a New Markets Tax Credit, or NMTC, financing arrangement with JPMorgan Chase Bank N.A. and several of its affiliates, or Chase, and TX CDE V LLC, an affiliate of Texas LIC Development Company LLC d/b/a Texas Community Development Capital, or TX CDE, whereby Chase agreed to contribute $6,634 and an additional $15,632 in funds lent to Chase by Potters Holdings II, L.P. to TX CDE. TX CDE, in turn, lent $21,000 in the form of $5,368 and $15,632 notes, or the Loans, to Potters, which will use the proceeds of the Loans to finance a planned $21,000 expansion of Potters’ manufacturing facility in Paris, Texas.

The Company has evaluated subsequent events from the balance sheet date through February 11, 2014, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose or adjust for.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	$135,713	$124,451
Receivables, net	165,441	133,775
Inventories	176,209	181,618
Prepaid and other current assets	18,280	24,911

Total current assets	495,643	464,755

Investments in affiliated companies	190,145	163,223
Property, plant and equipment, net	488,003	496,242
Goodwill	736,222	741,960
Tradenames	112,564	113,869
Other intangible assets, net	291,497	316,557
Other long-term assets	41,558	36,874

Total assets	$2,355,632	$2,333,480

LIABILITIES
Notes payable and current maturities of long-term debt	$15,002	$15,216
Accounts payable	92,744	94,414
Accrued liabilities	89,181	80,439

Total current liabilities	196,927	190,069

Long-term debt	1,778,110	1,766,233
Deferred income taxes	139,839	137,856
Other long-term liabilities	114,847	120,603

Total liabilities	2,229,723	2,214,761

STOCKHOLDERS’ EQUITY
Common stock, Class A ($0.01 par); authorized shares 150,000,000; issued shares 680,678; outstanding shares 633,964 and 680,678 on September 30, 2013 and December 31, 2012, respectively	6	7
Common stock, Class B ($0.01 par); authorized shares 30,000,000; issued shares 5,100,795; outstanding shares 5,093,795 and 5,094,295 on September 30, 2013 and December 31, 2012, respectively	51	51
Additional paid-in capital	459,314	458,807
Accumulated deficit	(275,319)	(293,627)
Treasury stock, at cost; shares 46,714 (Class A), 7,000 (Class B) and 0 (Class A), 6,500 (Class B) as of September 30, 2013 and December 31, 2012, respectively	(916)	(731)
Accumulated other comprehensive loss	(64,880)	(52,847)

Total PQ Holdings Inc. stockholders’ equity	118,256	111,660

Noncontrolling interest	7,653	7,059

Total stockholders’ equity	125,909	118,719

Total liabilities and stockholders’ equity	$2,355,632	$2,333,480

See accompanying notes to condensed consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

	Nine months ended September 30,
	2013	2012
Sales	$835,800	$831,871
Cost of goods sold	610,479	613,458

Gross profit	225,321	218,413

Selling, general and administrative expenses	83,660	83,077
Other operating expense, net	35,788	29,564

Operating income	105,873	105,772

Equity in net income from affiliated companies, net	34,644	22,273
Interest expense	91,956	80,127
Debt extinguishment costs	14,595	605
Other expense, net	4,800	59

Income before income taxes and noncontrolling interest	29,166	47,254

Provision for income taxes	9,677	15,219

Net income	19,489	32,035

Less: Net income attributable to the noncontrolling interest	1,181	1,266

Net income attributable to PQ Holdings Inc.	$18,308	$30,769

Weighted-average common shares oustanding—Basic:
Class A	314,193	294,091
Class B	5,093,962	5,094,295

Total weighted average shares oustanding—Basic	5,408,155	5,388,386

Weighted-average common shares oustanding—Diluted:
Class A	328,597	312,502
Class B	5,093,962	5,094,295

Total weighted average shares oustanding—Diluted	5,422,559	5,406,797

Basic net income (loss) per share:
Class A	$3.39	$5.71
Class B	$3.39	$5.71

Diluted net income (loss) per share:
Class A	$3.38	$5.69
Class B	$3.38	$5.69

See accompanying notes to condensed consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	Nine months ended September 30,
	2013	2012
Net income	$19,489	$32,035

Other comprehensive income (loss), net of tax:
Pension and postretirement benefits	1,284	711
Net unrealized gain from hedging activities	734	5,996
Foreign currency translation	(13,893)	6,730

Total other comprehensive income (loss)	(11,875)	13,437

Comprehensive income	7,614	45,472
Less: Comprehensive income attributable to non-controlling interests	1,339	2,128

Comprehensive income attributable to PQ Holdings Inc.	$6,275	$43,344

See accompanying notes to condensed consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

(unaudited)

	Common stock, Class A	Common stock, Class B	Additional paid-in capital	Accumulated deficit	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
Balance, December 31, 2012	$7	$51	$458,807	$(293,627)	$(731)	$(52,847)	$7,059	$118,719
Net income	—	—	—	18,308	—	—	1,181	19,489
Other comprehensive income (loss)	—	—	—	—	—	(12,033)	158	(11,875)
Stock repurchase	(1)	—	1	—	(185)	—	—	(185)
Dividend distribution	—	—	—	—	—	—	(745)	(745)
Stock compensation for restricted stock awards	—	—	506	—	—	—	—	506

Balance, September 30, 2013	$6	$51	$459,314	$(275,319)	$(916)	$(64,880)	$7,653	$125,909

	Common stock, Class A	Common stock, Class B	Additional paid-in capital	Accumulated deficit	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
Balance, December 31, 2011	$7	$51	$458,807	$(298,811)	$(731)	$(47,695)	$6,435	$118,063
Net income	—	—	—	30,769	—	—	1,266	32,035
Other comprehensive income (loss)	—	—	—	—	—	12,575	862	13,437
Dividend distribution	—	—	—	—	—	—	(1,841)	(1,841)

Balance, September 30, 2012	$7	$51	$458,807	$(268,042)	$(731)	$(35,120)	$6,722	$161,694

See accompanying notes to condensed consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months ended September 30,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$19,489	$32,035
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	43,242	45,757
Amortization	24,158	24,345
Impairment of long-lived assets	948	—
Amortization of deferred financing costs and original issue discount	7,919	6,580
Hedge premium amortization and mark-to-market loss	1,053	—
Debt extinguishment costs	14,595	605
Foreign currency exchange loss	5,324	916
Postretirement healthcare benefit funding greater than expense	(400)	(549)
Pension funding greater than expense	(2,528)	(8,232)
Deferred income tax provision (benefit)	(2,739)	(4,366)
Net loss on asset disposals	282	389
Supplemental pension plan mark-to-market gain	(528)	(947)
Stock compensation	505	—
Equity in net income from affiliated companies	(34,644)	(22,272)
Dividends received from affiliated companies	7,550	7,550
Working capital changes that (used) provided cash:
Receivables	(33,610)	(29,296)
Inventories	3,032	6,929
Prepaids and other current assets	3,824	(5,821)
Accounts payable	2,390	(2,556)
Accrued liabilities	11,409	(14,155)
Other, net	(1,063)	(1,037)

Net cash provided by operating activities	70,208	35,875

Cash flows from investing activities:
Purchases of property, plant and equipment	(47,120)	(52,656)
Other, net	69	(202)

Net cash used in investing activities	(47,051)	(52,858)

Cash flows from financing activities:
Notes payable	—	(13)
Draw down of revolver	—	10,000
Repayments of revolver	—	(196,750)
Issuance of long-term debt, net of original issue discount	1,222,800	194,431
Debt issuance costs	(1,771)	(5,101)
Repayments of long-term debt	(1,229,263)	(1,500)
Interest hedge premium	(995)	—
Stock repurchase	(184)	—
Distributions to noncontrolling interests	(745)	(1,841)

Net cash used in financing activities	(10,158)	(774)
Effect of exchange rate changes on cash	(1,737)	(1,477)

Net change in cash and cash equivalents	11,262	(19,234)
Cash and cash equivalents at beginning of period	124,451	108,401

Cash and cash equivalents at end of period	$135,713	$89,167

See accompanying notes to condensed consolidated financial statements.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

1. Background and Basis of Presentation:

PQ Holdings Inc. and subsidiaries (the “Company”) conducts operations through three principal businesses: Performance Chemicals: a fully integrated, global leader in silicate technology, producing sodium silicate, specialty silicas, zeolites, and other high performance chemical products serving a broad range of consumer and industrial applications; Catalysts: a global leader in catalysts technology, producing specialty and pressure zeolite-based catalysts and other specialty catalysts products serving a broad range of consumer and industrial applications; and Specialty Glass Materials: a leading global producer of engineered glass products for use in highway safety, polymer additives, metal finishing and electronics end markets and is comprised of Highway Safety and Engineered Glass Materials (“EGM”). The Company’s products are used in a variety of predominantly niche applications in a diverse range of industrial, consumer and municipal end markets.

We experience some seasonality, primarily with respect to the Specialty Glass Materials business. As the road striping season occurs during warmer weather, sales and earnings are generated primarily during the second and third quarters. Working capital is built during the fourth and first quarters of the year, while cash generation occurs primarily in the second half of the fiscal year.

The condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations for interim reporting. In the opinion of management, all adjustments of a normal and recurring nature necessary to state fairly the financial position and results of operations have been included. The results of operations are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2012. The Company has continued to follow the accounting policies set forth in those consolidated statements.

2. Recently Issued Accounting Standards:

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments of ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosure. The amendments are effective prospectively for reporting periods beginning after December 15, 2012 and the Company has adopted and implemented the provisions during 2013.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company implemented the provisions of ASU 2011-05 by presenting a separate statement of comprehensive income following the statement of income in 2012.

3. Fair Value Measurements:

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company’s financial assets and liabilities carried at fair value have been classified based upon a fair value hierarchy. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The classification of an asset or a liability is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

•	Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

•	Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

•	Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2013 and December 31, 2012, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. Financial assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	As of September 30, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivative contracts	$1,426	$—	$1,426	$—
Restoration plan assets	7,162	7,162	—	—

Total	$8,588	$7,162	$1,426	$—

Liabilities:
Derivative contracts	$405	$—	$405	$—

Total	$405	$—	$405	$—

	As of December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivative contracts	$268	$—	$268	$—
Restoration plan assets	7,361	7,361	—	—

Total	$7,629	$7,361	$268	$—

Liabilities:
Derivative contracts	$381	$—	$381	$—

Total	$381	$—	$381	$—

Restoration plan assets

The fair values of our restoration plan assets are determined through quoted prices in active markets. Restoration plan assets are assets held in a Rabbi trust to fund the obligations of the Company’s defined benefit supplementary retirement plans. See Note 12 to these condensed consolidated financial statements regarding defined supplementary retirement plans.

Derivative contracts

Derivative assets and liabilities can be exchange-traded or traded over the counter (“OTC”). The Company generally values exchange-traded derivatives using models that calibrate to market transactions and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, forward curves, measures of volatility, and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as forward contracts, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

The Company has interest rate caps and natural gas caps and swaps that are fair valued using Level 2 inputs. In addition, the Company applies a credit valuation adjustment to reflect credit risk which is calculated based on credit default swaps. To the extent that the Company’s net exposure under a specific master agreement is an asset the Company utilizes the counterparty’s default swap rate. If the net exposure under a specific master agreement is a liability the Company utilizes a default swap rate comparable to PQ Holdings Inc. The credit valuation adjustment is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the Company’s liabilities or that a market participant would be willing to pay for the Company’s assets. As of September 30, 2013 and December 31, 2012 the credit valuation adjustment resulted in a minimal change in the fair value of the derivatives.

4. Accumulated Other Comprehensive Loss:

The following table presents the components of accumulated other comprehensive loss, net of tax for September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Amortization and unrealized losses on pension and post retirement plans, net of tax of ($25,423) and ($26,026)	$(47,190)	$(48,570)
Unrecognized prior service credits (costs) on pension and post retirement plans, net of tax of ($128) and ($95)	(362)	(266)
Net changes in fair values of derivatives, net of tax of ($956) and ($1,417)	(1,421)	(2,155)
Foreign currency translation adjustments, net of tax of $6,188 and $6,340	(15,907)	(1,856)

	$(64,880)	$(52,847)

The following tables present the pre-tax, tax, and after-tax components of other comprehensive income (loss) for the nine months ended September 30, 2013 and 2012:

	Nine months ended September 30,
	2013			2012
	Pre-tax amount	Tax benefit / (expense)	After-tax amount	Pre-tax amount	Tax benefit / (expense)	After-tax amount
Defined benefit and other postretirement plans
Amortization and unrealized losses	$2,016	$(603)	$1,413	$1,230	$(390)	$840
Unrecognized prior service costs	(162)	33	(129)	(162)	33	(129)

Benefit plans, net	1,854	(570)	1,284	1,068	(357)	711
Net gain from hedging activities	1,195	(461)	734	10,288	(4,292)	5,996
Foreign currency translation	(14,045)	152	(13,893)	6,609	121	6,730

Other comprehensive income (loss)	$(10,996)	$(879)	$(11,875)	$17,965	$(4,528)	$13,437

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

The following table presents the change in accumulated other comprehensive loss, net of tax, by component for the nine months ended September 30, 2013 and 2012. Amounts in parentheses indicate debits.

	Defined benefit and other postretirement plans	Net gain from hedging activities	Foreign currency translation	Total
December 31, 2012	$(48,836)	$(2,155)	$(1,856)	$(52,847)

Other comprehensive income (loss) before reclassifications	—	(42)	(14,051)	(14,093)
Amounts reclassified from accumulated other comprehensive income (loss)(a)	1,284	776	—	2,060

Net current period other comprehensive income (loss)	1,284	734	(14,051)	(12,033)

September 30, 2013	$(47,552)	$(1,421)	$(15,907)	$(64,880)

December 31, 2011	$(34,070)	$(9,521)	$(4,104)	$(47,695)

Other comprehensive income (loss) before reclassifications	—	1,192	5,868	7,060
Amounts reclassified from accumulated other comprehensive income (loss)(a)	711	4,804	—	5,515

Net current period other comprehensive income (loss)	711	5,996	5,868	12,575

September 30, 2012	$(33,359)	$(3,525)	$1,764	$(35,120)

(a)	See following table for details about these reclassifications

The following table presents the reclassifications out of accumulated other comprehensive loss for the nine months ended September 30, 2013 and 2012. Amounts in parentheses indicate debits to profit / loss.

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Statement Where Net Income is Presented
	Nine months ended
	2013	2012
Defined benefit and other postretirement plans
Amortization of prior service cost	$128	$129	(a)
Amortization of net gain (loss)	(1,982)	(1,198)	(a)

	(1,854)	(1,069)	Total before tax

	570	358	Tax expense (benefit)
	$(1,284)	$(711)	Net of tax

Net gain from hedging activities
Interest rate swaps	$—	$(2,236)	Interest expense
Interest rate caps	(979)	(780)	Interest expense
Natural gas swaps	(278)	(4,792)	Cost of goods sold

	(1,257)	(7,808)	Total before tax

	481	3,004	Tax expense (benefit)
	$(776)	$(4,804)	Net of tax

Total reclassifications for the period	$(2,060)	$(5,515)	Net of tax

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

(a)	These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost (see Note 12 for additional details)

5. Other Operating Expense:

A summary of significant other operating expense is as follows:

	Nine months ended September 30,
	2013	2012
Amortization expense	$24,158	$24,333
Management advisory fee	3,750	3,750
Environmental related costs	1,814	240
Asset impairment	948	—
Transaction related costs	4,394	235
Bad debt expense	12	397
Net loss on asset disposals	282	389
Other	430	220

	$35,788	$29,564

6. Inventories:

Inventories were classified and valued as follows:

	September 30, 2013	December 31, 2012
Finished products and work in process	$130,022	$135,634
Raw materials	46,187	45,984

	$176,209	$181,618

Valued at lower of cost or market:
LIFO basis	$92,301	$94,059
FIFO or average cost basis	83,908	87,559

	$176,209	$181,618

7. Investments in Affiliated Companies:

The Company accounts for investments in affiliated companies under the equity method. Affiliated companies accounted for on the equity basis as of September 30, 2013 are as follows:

Company	Country	Percent Ownership
PQ Silicates Ltd.	Taiwan	50%
Zeolyst International	USA	50%
Zeolyst C.V.	Netherlands	50%
Quaker Holdings	South Africa	49%
Nippon Highway Materials	Japan	44%

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

Following is summarized information of the investments in affiliated companies:

	Nine months ended September 30,
	2013	2012
Combined investments:
Net sales	$241,185	$165,739
Gross profit	94,301	69,043
Operating income	73,094	48,639
Net income (before taxes)	72,894	48,100

Zeolyst International:
Net sales	$208,993	$141,872
Gross profit	90,911	65,879
Operating income	70,906	46,847
Net income (before taxes)	71,034	46,753

The Company’s investment in affiliates balance as of September 30, 2013 and December 31, 2012 includes net purchase accounting fair value adjustments of $71,577 and $73,367, respectively, consisting primarily of intangible assets such as customer relationships, formulations and product technology, tradenames, and in-process research and development. Consolidated equity in net income from affiliates is net of $1,789 and $2,056 of amortization expense related to purchase accounting fair value adjustments for the nine months ended September 30, 2013 and 2012, respectively. The summarized financial information above excludes these expenses related to purchase accounting fair value adjustments.

8. Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	September 30, 2013	December 31, 2012
Land	$87,414	$89,306
Buildings	169,106	168,304
Machinery and equipment	501,108	490,972
Construction in progress	56,134	34,667

	813,762	783,249
Less: accumulated depreciation	(325,759)	(287,007)

	$488,003	$496,242

Depreciation expense was $43,242 and $45,757 for the nine months ended September 30, 2013 and 2012, respectively.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

9. Long-term Debt:

The summary of long-term debt is as follows:

	September 30, 2013	December 31, 2012
Senior secured term loans with interest at 4.50% as of September 30, 2013 and at 5.25% as of December 31, 2012	$1,190,460	$1,178,433
Revolving credit facility with interest at 4.44% as of September 30, 2013 and as of December 31, 2012	—	—
Senior secured notes with interest at 8.75% as of September 30, 2013 and as of December 31, 2012	600,000	600,000
Other	2,652	3,016

	1,793,112	1,781,449
Less: current portion	(15,002)	(15,216)

	$1,778,110	$1,766,233

On February 15, 2013, the Company re-priced its senior secured terms loans to lower the applicable interest rate. The Company repaid all outstanding senior secured term loans in the aggregate amount of $1,220,000 including accrued interest of $11,762 and a prepayment premium of 1.00% of the principal amount of the existing term loans, or $12,200, and issued new senior secured term loans in an aggregate principal amount of $1,235,000 (the “2013 Term Loans”). The 2013 Term Loans have substantially identical terms to the existing term loans except borrowings under the 2013 Term Loans bear interest at a rate equal to the LIBOR rate or the base rate elected by the Company at the time of borrowing plus a margin of 3.50% or 2.50%, respectively. In addition, the maturity date was extended to August 7, 2017 and the prepayment premium of 1.00% will be payable on the 2013 Term Loans in the event of a re-pricing transaction prior to the one year anniversary of the effective date of the 2013 Term Loans.

The Company incurred early debt repayment fees of $12,200 that were recorded as original issue discount to long-term debt. The Company also recorded $1,771 of new third party financing costs as deferred financing fees in other assets. In addition, previous unamortized deferred financing costs of $2,592 and original issue discount of $11,993 associated with the old debt were written off to debt extinguishment costs.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction. The book value of the senior secured term loans and senior secured notes at September 30, 2013 and December 31, 2012 exceeded fair value by $37,500 and $33,075, respectively. The fair value of the senior secured term loans was derived using Level 2 inputs from published loan prices at September 30, 2013 and December 31, 2012, as applicable.

10. Financial Instruments

The Company uses interest rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments and uses commodity derivatives to manage its exposure to commodity price fluctuations. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

perform under the terms of the derivative contract. When the fair value of a derivative contract is an asset, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is a liability, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate and commodity price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Use of Derivative Financial Instruments to Manage Commodity Price Risk. The Company is exposed to risks in energy costs due to fluctuations in energy prices, particularly natural gas. The Company has a hedging program in the United States which allows the Company to mitigate exposure to natural gas volatility with natural gas swap and cap agreements. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices of comparable contracts. The respective current and non-current liabilities are recorded in accrued liabilities and other long-term liabilities and the respective current and non-current assets are recorded in prepaid and other current assets and other long-term assets, as applicable. As the derivatives are highly effective and are designated and qualify as a cash-flow hedges, the related unrealized gains or losses are recorded in stockholders’ equity as a component of other comprehensive income (loss), net of tax. Realized gains and losses on natural gas hedges are included in production cost and subsequently charged to cost of goods sold in the consolidated statements of operations in the period in which inventory is sold.

Use of Derivative Financial Instruments to Manage Interest Rate Risk. The Company is exposed to fluctuations in interest rates on the long-term senior secured term loan and revolving credit facility. Changes in interest rates will not affect the market value of such debt but will affect the amount of our interest payments over the term of the loans. Likewise, an increase in interest rates could have a material impact on the Company’s cash flow. The Company hedges the interest rate fluctuations on debt obligations through interest rate cap agreements.

In May 2013, the Company entered into an interest rate cap agreement, paying a premium of $995 to mitigate interest rate volatility from September 2013 until March 2016, by employing a 2% interest rate cap on $800,000 of notional debt. The Company records the derivative at fair value as assets or liabilities. The related unrealized gains or losses are deferred in stockholders’ equity as a component of other comprehensive income (loss), net of tax. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

The fair values of derivative instruments held are shown below:

	Balance sheet location	September 30, 2013	December 31, 2012
Asset derivatives:
Derivatives designated as cash flow hedges:
Interest rate caps	Current assets	$1	$39
Natural gas caps	Current assets	4	81
Interest rate caps	Other long-term assets	1,411	37
Natural gas swaps	Other long-term assets	10	111

Total asset derivatives designated as cash flow hedges		$1,426	$268

Liability derivatives:
Derivatives designated as cash flow hedges:
Natural gas swaps	Accrued liabilities	$295	$381
Natural gas swaps	Other long-term liabilities	110	—

Total liability derivatives designated as cash flow hedges		$405	$381

The following tables present the location and amount of gains and losses on derivative instruments included in the condensed consolidated statement of operations, or when applicable, gains and losses initially recognized in other comprehensive income (loss) (“OCI”) for the nine months ended September 30, 2013 and 2012:

		Nine months ended September 30,
		2013		2012
Derivatives designated as cash flow hedges:	Location in Earnings	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
Interest rate swaps	Interest expense	$—	$—	$4,581	$2,236
Interest rate caps	Interest expense	416	979	(901)	780
Natural gas cap	Cost of goods sold	(77)	—	—	—
Natural gas swaps	Cost of goods sold	(402)	278	(1,202)	4,792

		$(63)	$1,257	$2,478	$7,808

Amounts of unrealized net losses in OCI that are expected to be reclassified to the consolidated statement of operations over the next twelve months are $2,463 as of September 30, 2013.

11. Income Taxes:

The effective income tax rate for the nine month period ended September 30, 2013 was 33.2% compared to 32.2% for the nine month period ended September 30, 2012. The Company’s effective income tax rate fluctuates based on, among other factors, changes in income mix. The difference between the United States federal statutory income tax rate and our effective income tax rate for the 2013 and 2012 periods is mainly due to differences between tax rates in foreign jurisdictions vs. the U.S. tax rate, the tax effect of repatriating foreign earnings back to the United States as dividends, changes to reserves for uncertain tax positions, and changes in valuation allowances against deferred tax assets in certain jurisdictions.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

12. Benefit Plans:

The following information is provided for the Company sponsored defined benefit pension plans covering employees in the United States and Canada and certain employees at its subsidiaries outside of North America (“Other”), the Company sponsored unfunded plans to provide certain health care benefits to retired employees in the United States and Canada, and the Company’s defined benefit supplementary retirement plans which provide benefits for certain U.S. employees in excess of qualified plan limitations.

Components of net periodic expense are as follows:

	Nine months ended September 30,
	2013	2012
Pension Benefits—U.S. and Canada
Interest cost	$5,339	$5,671
Expected return on assets	(8,013)	(7,413)
Net amortization	1,601	1,148

Net periodic (income)	$(1,073)	$(594)

	Nine months ended September 30,
	2013	2012
Pension Benefits—Other Plans
Service cost	$2,038	$1,393
Interest cost	2,146	744
Expected return on assets	(1,518)	(274)
Net amortization	139	(177)

Net periodic expense	$2,805	$1,686

	Nine months ended September 30,
	2013	2012
Supplemental Retirement Plans
Interest cost	$355	$442
Net amortization	134	81

Net periodic expense	$489	$523

	Nine months ended September 30,
	2013	2012
Other Postretirement Benefit Plans
Interest cost	$135	$198
Net amortization	(32)	(29)

Net periodic expense	$103	$169

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

	Nine months ended September 30,
	2013	2012
Contributions
Pension Benefits—U.S. and Canada	$2,162	$7,759
Pension Benefits—Other Plans	2,452	2,266
Supplemental Retirement Plans	197	197
Other Postretirement Benefit Plans	504	717

In addition, the Company made contributions of approximately $6,817 and $6,939 for the nine months ended September 30, 2013 and 2012, respectively, to defined contribution plans.

13. Per Share Information:

The Company currently has two existing classes of common stock: Class A and Class B. Holders of Class A are awarded shares based on service, whereas holders of Class B obtain their shares through purchase. Holders of Class A and Class B both have equal voting rights and participate in earnings as described further below. Vesting for the Class A shares occurs in three equal tranches based on the following conditions: (i) time over a term of five years (“time shares”), (ii) performance based on specific EBITDA thresholds (“EBITDA shares”), and (iii) a combined performance and market based on internal rate of return at a change in control date (“IRR shares”). Unvested shares do not have a right to participate in the earnings and dividends of PQ Holdings Inc. As of September 30, 2013, all of the time shares are fully vested, two tranches of the EBITDA shares have been vested, and none of the IRR shares are vested. Since Class B shares are purchased, there is no vesting period and all Class B shares are fully vested upon issuance.

Basic earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common shares outstanding during the period for each class of common stock, respectively. In periods of income, the income is shared equally amongst Classes A and B. In the event of liquidation, the holders of Class B common stock have preference to receiving distributions before the holders of Class A common stock. As a result, holders of Class B common stock are considered preferential participating securities and will not be allocated any losses in the periods of net losses, but will be allocated income in the periods of net income using the two-class method.

Diluted earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common and potential common shares outstanding during the period for each class of common stock, if dilutive. Potential common shares reflect the unvested Class A shares, which have been included in diluted earnings per share in accordance with ASC 260, Earnings Per Share, using the treasury stock method. For purposes of calculating diluted earnings per share, income has been reallocated between the classes based on the diluted weighted average number of common shares outstanding for each class. In periods of net loss, inclusion of potential common shares would be anti-dilutive. The reconciliation from basic to diluted weighted average common shares outstanding is as follows:

	Nine Months Ended September 30,
	2013	2012
Weighted average shares outstanding—Basic—Class A:	314,193	294,091
Dilutive effect of unvested Class A shares with service conditions	—	18,411
Dilutive effect of unvested Class A shares with performance conditions	14,404	—

Weighted average shares outstanding—Diluted—Class A:	328,597	312,502

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

The following table reconciles the components of the basic and diluted loss per share for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012
Numerator:
Net income available to common shareholders—Basic and Diluted	$18,308	$30,769

Basic:
Net income attributable to common shareholders—Class A	$1,064	$1,679
Net income attributable to common shareholders—Class B	$17,244	$29,090

Net income attributable to common shareholders—Total	$18,308	$30,769

Diluted:
Net income attributable to common shareholders—Class A	$1,109	$1,778
Net income attributable to common shareholders—Class B	$17,199	$28,991

Net income attributable to common shareholders—Total	$18,308	$30,769

Denominator:
Weighted average shares outstanding—Basic:
Class A	314,193	294,091
Class B	5,093,962	5,094,295

Total weighted average shares outstanding—Basic	5,408,155	5,388,386

Weighted average shares outstanding—Diluted:
Class A	328,597	312,502
Class B	5,093,962	5,094,295

Total weighted average shares outstanding—Diluted	5,422,559	5,406,797

Basic net income per share:
Class A	$3.39	$5.71
Class B	$3.39	$5.71

Diluted net income per share:
Class A	$3.38	$5.69
Class B	$3.38	$5.69

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

14. Commitments and Contingent Liabilities:

There is a risk of environmental impact in chemical manufacturing operations. The Company’s environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact. The Company is also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor, and other actions arising out of the normal course of business. No accrual for these matters currently exists, with the exception of those listed below, because management believes that the liabilities resulting from such lawsuits and claims are not probable or reasonably estimable.

The Company triggered the requirement of New Jersey’s Industrial Site Recovery Act (“ISRA”) statute. As required under ISRA, a General Information Notice with respect to the Company’s two New Jersey locations was filed with the New Jersey Department of Environmental Protection (“NJDEP”) in December 2004 and again in July 2007. Based on an initial review of the facilities by the NJDEP in 2005, the Company estimated that $500 will be required for contamination assessment and removal work at these facilities, and had recorded a reserve for such amount as of December 31, 2005. During subsequent years, it was determined that additional assessment, removal and remediation work would be required and the reserve was increased to cover the estimated cost of such work. In addition, during this period, work had been performed and the reserve was reduced for actual costs incurred for the assessment and remediation work. As of September 30, 2013 and December 31, 2012, the Company has recorded a reserve of $2,953 and $1,944 for costs required for contamination assessment and removal work at these facilities. There may be additional costs related to the remediation of these two facilities, but until further investigation takes place, the Company cannot reasonably estimate the amount of additional liability that may exist.

As part of the INEOS Silicas acquisition in July 2008, the Company acquired a manufacturing facility at Rio Claro, Brazil. An administrative proceeding related to subsoil and groundwater contamination at the Rio Claro, Brazil facility has been in process at the Sao Paulo State Environmental Agency (“CETESB”) since 2000. Although the manufacture of silicas developed by the facility since 2001 is not connected to the heavy metals contaminates identified at the Rio Claro site, as the owner of the facility, the Company is liable under Brazilian law for the contamination, as well as the remediation of any damages directly or indirectly caused by the contamination and for penalties that may be imposed by the authorities. As of September 30, 2013 and December 31, 2012, the Company has recorded a reserve of $107 and $133, respectively, for costs necessary to remediate any damages. The subsoil and groundwater contamination have been completely remediated in 2012; however, there are additional groundwater monitoring costs expected to be incurred.

As part of the INEOS Silicas acquisition in July 2008, the Company acquired a manufacturing facility at Warrington, United Kingdom. Asbestos-containing building material is present at the site, and asbestos removal and insulation replacement initiatives are underway. As of September 30, 2013 and December 31, 2012, the Company has recorded a reserve of $941 and $945, respectively, for costs related to this program.

In 2008, the Company sold the property of a manufacturing facility located in the United States to the local port authority. In 2009, the port authority commissioned an environmental investigation of portions of the property. In 2010, the port authority advised the Company of alleged soil and groundwater contamination on the property and alleged the Company liable for certain conditions. The Company received and reviewed the environmental investigation documentation and determined it may have liability with respect to some, but not all, of the alleged contamination. As of September 30, 2013 and December 31, 2012, the Company has recorded a reserve of $742 and $746, respectively, for costs related to this potential liability.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

In connection with the Company’s hedging strategy, the Company entered into a series of financial hedges with one of its counterparties. The counterparty subsequently filed for bankruptcy, which resulted in the counterparty being in default under the hedge contracts. As a result of the default, the Company was forced to enter into other hedge transactions with other counterparties, which resulted in additional costs to the Company. During 2009, the Company filed a claim with the bankruptcy court for financial damages to the Company as a result of this default. In 2010, the Company and the counterparty settled the claim. This settlement was an agreement reached on the timing of the payment of the outstanding amounts due to the counterparty with interest and resulted in a minimal impact to the consolidated statement of operations. As of September 30, 2013, all amounts due to the counterparty, including accrued interest, were fully paid. As of December 31, 2012, the amounts due to the counterparty, including accrued interest, was $8,260.

As part of the INEOS Silicas acquisition in July 2008, the Company may be liable for potential multi-year UK tax benefits. The Company is contractually obligated to make a payment on an annual basis on its UK taxable results, which can fluctuate period to period, until there is a change in control, as defined in the purchase agreement. As of September 30, 2013 and December 31, 2012, the Company has accrued $5,397 and $1,094, respectively, for this matter representing the expected payment owed on the calculation of the liability for the applicable tax years. The Company recorded these expenses in other operating expense, net.

15. Reportable Segments:

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker, the Company’s Chief Executive Officer, to assess performance and to allocate resources. The Company’s reportable segments are organized based on the nature and economic characteristics of our products, as well as geographic productions. The Company’s four reportable segments are: Performance Chemicals Americas & Australia, Performance Chemicals Europe, Middle East, and Africa (“EMEA”) & Asia, Catalysts and Specialty Glass Materials.

Our Performance Chemicals business is comprised of sodium silicate, specialty silicas, zeolites, and other high performance chemical products serving a broad range of consumer and industrial applications. This business has been divided into two segments based on geographic areas; Performance Chemicals Americas & Australia and Performance Chemicals EMEA & Asia. Our Catalyst segment produces specialty and pressure zeolite-based catalysts and other specialty catalysts products. The Catalysts segment includes equity in net income from Zeolyst International (“ZI”) and Zeolyst C.V. (“ZCV”) (collectively, the “Catalysts Joint Ventures”), which are our 50/50 joint ventures with CRI Zeolites, Inc. (a wholly owned subsidiary of Royal Dutch Shell.) ZI and ZCV are accounted for using the equity method in our consolidated financial statements. Our management evaluates Catalysts’ performance, including the Catalysts Joint Ventures, on a proportionate consolidation basis. Accordingly, revenues and expenses used to compute the Catalysts’ segment adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) include the Catalysts Joint Ventures’ results of operations on a proportionate consolidated basis based on our 50% ownership. Since we use the equity method of accounting for the Catalysts Joint Ventures, we eliminate these revenues when reconciling to our consolidated results of operations. Our Specialty Glass Materials segment is a global producer of engineered glass products for use in highway safety, polymer additive, metal finishing and electronics end markets.

Management evaluates the operating results of each of its reportable segments based upon Adjusted EBITDA (a non-GAAP measure). Adjusted EBITDA consists of EBITDA, which is defined as net income (loss) before depreciation and amortization, interest (income) expense, and income taxes, each of which is presented in the Company’s Consolidated Statements of Operations and adjusted for certain items as discussed below.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

Summarized financial information concerning our reportable segments is shown in the following tables.

	Nine months ended September 30,
	2013	2012
Net sales:
Performance Chemicals Americas & Australia	$325,953	$312,528
Performance Chemicals EMEA & Asia	253,117	253,470
Catalysts(1)	141,425	105,219
Specialty Glass Materials	240,544	248,307
Eliminations(2)	(125,239)	(87,653)

Total	$835,800	$831,871

Adjusted EBITDA(3) :
Performance Chemicals—Americas & Australia	$86,423	$80,314
Performance Chemicals—EMEA & Asia	53,844	49,994
Catalysts(4)	54,938	40,579
Specialty Glass Materials	50,623	51,104

Total Segment Adjusted EBITDA(5)	$245,828	$221,991

(1)	Includes the Company’s proportionate shares of sales from the Catalysts Joint Ventures. The proportionate share of sales included in the Catalysts segment are $104,496 and $70,937 for the nine months ended September 30, 2013 and 2012, respectively.
(2)	We eliminate the sales of $104,496 and $70,937 for the Catalysts Joint Ventures, in addition to other intersegment sales eliminations, when reconciling to our consolidated results of operations for the nine months ended September 30, 2013 and 2012, respectively.
(3)	The Company defines Adjusted EBITDA as EBITDA adjusted for certain items as noted in the reconciliation below. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA as defined by the Company may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.
(4)	The equity in net income included in the Catalysts segment are $36,118 and $24,027 for the Catalysts Joint Ventures for the nine months ended September 30, 2013 and 2012.
(5)	Our Total Segment Adjusted EBITDA differs from our total consolidated EBITDA due to unallocated corporate expenses.

PQ HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

(unaudited)

A reconciliation from Segments Adjusted EBITDA to income before income taxes and noncontrolling interest follows:

	Nine months ended September 30,
	2013	2012
Segment Adjusted EBITDA:	$245,828	$221,991
Interest expense	(91,956)	(80,127)
Depreciation and amortization	(69,189)	(72,158)
Net income attributable to the noncontrolling interest	1,181	1,266
Unallocated corporate expenses	(15,482)	(9,378)
Asset impairments	(948)	—
Transaction-related costs	(4,394)	(235)
Foreign currency exchange (loss) gain on intercompany loans	(4,420)	1,140
Management advisory fees	(3,750)	(6,000)
Restructuring, integration and business optimization exp.	(3,577)	(2,295)
Equity-based and other non-cash compensation	(505)	—
Debt extinguishment costs	(14,595)	(605)
Net loss on asset disposals	(282)	(389)
Joint venture depreciation, amortization, and interest	(3,991)	(2,593)
Other	(4,754)	(3,363)

Income before income taxes and noncontrolling interest	$29,166	$47,254

Total assets by segment are not aggregated by the Company because it is not prepared or used by the chief operating decision maker to assess performance and to allocate resources. Therefore, this information is not presented.

16. Subsequent Events:

On October 24, 2013, the Company’s indirect subsidiary Potters Industries, LLC, or Potters, entered into a New Markets Tax Credit, or NMTC, financing arrangement with JPMorgan Chase Bank N.A. and several of its affiliates, or Chase, and TX CDE V LLC, an affiliate of Texas LIC Development Company LLC d/b/a Texas Community Development Capital, or TX CDE, whereby Chase agreed to contribute $6,634 and an additional $15,632 in funds lent to Chase by Potters Holdings II, L.P. to TX CDE. TX CDE, in turn, lent $21,000 in the form of $5,368 and $15,632 notes, or the Loans, to Potters, which will use the proceeds of the Loans to finance a planned $21,000 expansion of Potters’ manufacturing facility in Paris, Texas.

The Company has evaluated subsequent events from the balance sheet date through February 11, 2014, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose or adjust for.

Report of Independent Registered Public Accounting Firm

To the Management Committee of Zeolyst International, PQ Corporation and CRI Zeolites:

We have audited the accompanying financial statements of Zeolyst International (the “Partnership”), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations and accumulated earnings, of changes in partners’ capital, and of cash flows for each of the three years in the period ended December 31, 2012.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2012 and 2011, and the related statements of operations and accumulated earnings, of changes in partners’ capital, and of cash flows for each of the three years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 13 to the financial statements, the Partnership has significant related party transactions.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

March 18, 2013

ZEOLYST INTERNATIONAL

BALANCE SHEETS

(in thousands)

	December 31, 2012	December 31, 2011
ASSETS
Cash	$2,153	$452
Trade receivables, net:
Receivables from third parties	10,848	9,370
Receivables from affiliates	7,324	36,359
Non-trade receivables from affiliates	22,199	8,723
Inventories	73,760	59,793
Other current assets	580	777

Total current assets	116,864	115,474
Property, plant and equipment, net	88,260	75,959
Other long-term assets	1,970	1,583

Total assets	$207,094	$193,016

LIABILITIES
Trade accounts payable	$6,137	$9,338
Accounts payable to affiliates	9,260	9,086
Other current liabilities	8,547	17,647

Total current liabilities	23,944	36,071
Line of credit	20,000	13,000
Other long-term liabilities	222	2,389

Total liabilities	44,166	51,460

PARTNERS’ CAPITAL
Contributed capital	54,930	54,930
Accumulated earnings	107,998	86,626

Net partners’ capital	162,928	141,556

Total liabilities and partners’ capital	$207,094	$193,016

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL

STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(in thousands)

	Year ended December 31,
	2012	2011	2010
Net sales	$101,256	$102,430	$57,789
Related party sales	74,292	95,612	82,031

Total net sales	175,548	198,042	139,820
Cost of goods sold	42,081	68,773	35,363
Related party cost of goods sold	53,727	55,459	48,522

Total cost of goods sold	95,808	124,232	83,885

Gross profit	79,740	73,810	55,935
Selling, general and administrative expenses	1,029	3,102	2,157
Related party SG&A	23,435	23,684	22,265

Operating income	55,276	47,024	31,513
Interest expense, net	328	173	242
Other (income) / expense, net	(424)	1,049	1,159

Net income	55,372	45,802	30,112

Accumulated earnings at beginning of year	86,626	60,824	30,712

Dividends paid	(34,000)	(20,000)	—

Accumulated earnings at end of year	$107,998	$86,626	$60,824

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands)

	Contributed capital	Accumulated earnings	Net partners’ capital
PQ Corporation:
Balance, December 31, 2009	$27,465	$15,356	$42,821

Dividends paid		—	—
Net income		15,056	15,056

Balance, December 31, 2010	$27,465	$30,412	$57,877

Dividends paid		(10,000)	(10,000)
Net income		22,901	22,901

Balance, December 31, 2011	$27,465	$43,313	$70,778

Dividends paid		(17,000)	(17,000)
Net income		27,686	27,686

Balance, December 31, 2012	$27,465	$53,999	$81,464

CRI Zeolites, Inc.:

Balance, December 31, 2009	$27,465	$15,356	$42,821

Dividends paid		—	—
Net income		15,056	15,056

Balance, December 31, 2010	$27,465	$30,412	$57,877

Dividends paid		(10,000)	(10,000)
Net income		22,901	22,901

Balance, December 31, 2011	$27,465	$43,313	$70,778

Dividends paid		(17,000)	(17,000)
Net income		27,686	27,686

Balance, December 31, 2012	$27,465	$53,999	$81,464

Total partners’ capital at December 31, 2010	$54,930	$60,824	$115,754

Total partners’ capital at December 31, 2011	$54,930	$86,626	$141,556

Total partners’ capital at December 31, 2012	$54,930	$107,998	$162,928

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL

STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$55,372	$45,802	$30,112
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	4,349	4,203	3,032
Net change in returns allowance	(199)	40	168
Net change in inventory reserve	—	—	(252)
Working capital changes that provided (used) cash:
Receivables, including affiliates	14,280	(10,449)	(9,793)
Inventories	(13,967)	(437)	(149)
Other current assets	(16)	(104)	(71)
Accounts payable, including affiliates	(290)	(9,570)	8,588
Other current liabilities	(9,100)	14,245	890
Other long-term liabilities	(2,167)	1,857	254
Other long-term assets	(387)	(387)	(347)

Net cash provided by operating activities	47,875	45,200	32,432

Cash flows from investing activities:
Purchases of property, plant and equipment	(19,174)	(28,122)	(15,243)

Net cash used for investing activities	(19,174)	(28,122)	(15,243)

Cash flows from financing activities:
Proceeds from line of credit	59,000	43,000	11,000
Payments on line of credit	(52,000)	(41,000)	(27,000)
Payments of cash dividends	(34,000)	(20,000)	—

Net cash used for financing activities	(27,000)	(18,000)	(16,000)

Net change in cash	1,701	(922)	1,189
Cash at beginning of period	452	1,374	185

Cash at end of period	$2,153	$452	$1,374

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

1. Organization:

Zeolyst International (the Partnership) was formed in 1988 pursuant to a Joint Venture Agreement (the Agreement) between PQ Corporation (PQ) and CRI Zeolites (CRI), a Shell Oil Co. affiliate (collectively, the Partners). The percentage interests as of December 31, 2012 and 2011 are as follows:

PQ Corporation  50%

CRI Zeolites       50%

The Partnership was formed pursuant to the Kansas Uniform Partnership Act. The Agreement specifies that the partners share equally in capital contributions. The Agreement states that the profits and losses of the Partnership will be allocated in accordance with the partners’ interests in the Partnership. The intent of the Partnership is to develop zeolites and zeolite-containing catalysts.

The Partnership has significant transactions with its partners and related affiliates. Refer to the Related Party Transactions footnote for further disclosure.

2. Partnership Business:

The Partnership manufactures zeolites and zeolytic catalysts that are used by refiners to capture impurities in the processing of petroleum and other chemicals. The filtration ability of zeolites placed into a customer’s chemical process generally extends two to three years. As a result, a significant portion of the Partnership’s customer base tends to change on an annual basis. A significant percentage of the base materials purchased for the Partnership’s manufacturing process is acquired from related parties. In addition, a significant portion of the Partnership’s sales is transacted through Criterion Catalyst Company (Criterion) which is a subsidiary of CRI. The Partnership compensates Criterion with a 2% sales commission on specific sales transactions.

3. Summary of Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles. These financial statements are accounted for on a historical cost basis and do not reflect the results of any purchase accounting adjustments recorded in the Partner’s consolidated financial statements.

Trade Accounts Receivables and Allowance for Doubtful Accounts: Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Allowances for doubtful accounts are based on historical experience and known factors regarding specific customers. If the financial condition of the Partnership’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories: Inventories are stated at the lower of cost or market, valued on the first-in, first-out (FIFO) method. The Partnership establishes reserves for slow-moving and obsolete inventory.

Property, Plant and Equipment: Property, plant, and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Interest is capitalized on capital projects as applicable. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

Depreciation is generally provided on the straight-line method based on estimated useful lives of the assets, ranging up to 33 years for buildings and improvements, 10 years for machinery and equipment.

We perform an impairment review of Property Plant & Equipment and other long-lived assets when events and circumstances indicate that those assets may be impaired by comparing the carrying amount of the assets to their fair value. Fair value is determined using quoted market prices where available, or other techniques including discounted cash flows. The Partnership’s estimates of future cash flows involve assumptions concerning future operating performance, economic conditions, and technological changes that may affect the future useful lives of the assets.

Revenue Recognition: The Partnership generally recognizes revenue when both title and risk of loss of the product have been transferred to the customer (generally upon shipment), the seller’s price to the buyer is fixed or determinable, collectibility is reasonably assured, and persuasive evidence of an arrangement exists. Customers take title and assume all the risks of ownership upon shipment (if terms are “FOB shipping point”) or upon delivery (if terms are “FOB destination”). Any deviation from the standard terms and arrangements are reviewed for the proper accounting treatment, and revenue recognition is revised accordingly.

Prior to shipment, product specifications are verified with the customer through product samples. Specific performance reserves based on customer contracts are recorded in the other long-term liabilities account at the time of shipment. Estimates are calculated based on the performance of the catalyst over a specified run length.

We defer revenue recognition on certain of our product lines until all essential elements of the sales order has been shipped and both title and risk of loss has passed to the customer. Hydrocracking and specialty catalyst orders are typically filled by a number of individual shipments, and those shipments may span the end of a fiscal quarter or year. If a portion of the order has not shipped and it is essential to the functionality of the customer’s end use, all revenue associated with that order will be deferred until the order is completed. A shipment is considered essential if each individual shipment has no value to the customer on a stand-alone basis and if the remaining shipment is not considered inconsequential and perfunctory.

Shipping and Handling Costs: The Partnership classifies costs related to shipping and handling of products shipped to customers as cost of goods sold.

Research and Development: Research and development costs of $10,095, $10,345 and $9,514 for the years ended December 31, 2012, 2011 and 2010, respectively, were expensed as incurred and reported in selling, general and administrative expenses in the accompanying statement of operations.

Foreign Exchange Transactions: The functional currency of the Partnership is the U.S. Dollar. The Partnership enters into transactions that are denominated in other currencies. Gains and losses on foreign currency transactions are included in other (income) / expense, net on the statement of operations. Foreign exchange gains of $561 and losses of $902 and $1,118 were recognized for the years ended December 31, 2012, 2011 and 2010, respectively.

Fair Value Measurements: The Partnership’s financial assets and liabilities are reflected in the financial statements at fair value. Fair value is defined as the price at which an asset could be exchanged in a current transaction between willing market participants. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with a creditor. The Partnership’s cash balances approximate fair value due to their short-term maturity.

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

Use of Estimates: The preparation of the Partnership’s financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Recently Issued Accounting Standards:

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments of ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosure. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Partnership plans to implement the provisions of ASU 2013-02 in 2013. The Partnership expects that the adoption of ASU 2013-02 will not have a material impact on its financial statements.

In February 2013, the FASB issued ASU 2013-03, Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities. The amendments of ASU 2013-03 clarify that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments in this update affect nonpublic entities that have total assets of $100 million or more or that have one or more derivative instruments. The amendments are effective upon issuance. The adoption of ASU 2013-03 in 2012 had no impact on the Partnership’s financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The adoption of ASU 2011-05 will have no impact on the Partnership’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Partnership will implement the provisions of ASU 2011-11 as of January 1, 2013. The Partnership expects that the adoption of ASU 2011-11 will not have a material impact on its financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 in 2012 did not impact the Partnership’s financial statements.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation. ASU 2010-20 is effective for nonpublic companies in fiscal years ending on or after December 15, 2011. The adoption of the guidance had no impact on the Partnership’s financial statements at the date of adoption.

In October 2009, the FASB issued revised accounting guidance for multiple-deliverable arrangements. The amendment requires that arrangement considerations be allocated at the inception of the arrangement to all deliverables using the relative selling price method and provides for expanded disclosures related to such arrangements. It is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. These changes became effective for the Partnership on January 1, 2011 and did not have a material effect on the Partnership’s financial statements.

5. Accounts Receivable and Allowance for Doubtful Accounts:

The components of accounts receivable are as follows:

	December 31, 2012	December 31, 2011
Trade accounts receivable	$18,531	$46,287
Allowance	(359)	(558)

	$18,172	$45,729

6. Inventories:

Inventories were classified and valued as follows:

	December 31, 2012	December 31, 2011
Finished products and work in process	$68,406	$54,528
Raw materials and containers	5,354	5,265

	$73,760	$59,793

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

7. Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	December 31, 2012	December 31, 2011
Land and buildings	$11,085	$10,765
Machinery and equipment	80,903	78,449
Construction in progress	55,654	42,339

	147,642	131,553
Less: accumulated depreciation	(59,382)	(55,594)

	$88,260	$75,959

Depreciation expense was $4,112, $3,980 and $2,808 for the years ended December 31, 2012, 2011 and 2010 respectively. Disposal of fully depreciated assets reduced PP&E and Accumulated Depreciation $348 with no impact to earnings for the year ended December 31, 2012.

8. Other Current Liabilities:

A summary of other current liabilities is as follows:

	December 31, 2012	December 31, 2011
Accrued royalties and license fees	$5,361	$12,240
Accrued commissions	1,040	3,419
Accrued other	2,146	1,988

	$8,547	$17,647

9. Revolver:

On March 30, 2011, the Partnership entered into a five-year revolving line of credit facility of $60,000, which carries an initial interest rate of LIBOR + 25 basis points. The agreement expires on March 30, 2016. The interest rate on the facility is LIBOR as adjusted per the agreement plus an interest margin ranging from .25% to .75% per annum based on the Partnership’s debt to EBITDA ratio. A commitment fee is paid to the bank for this agreement. For the year ended December 31, 2012 availability under this agreement was $40,000. For the year ended December 31, 2011 availability under this agreement was $47,000.

The revolving credit agreement contains certain restrictions and covenants that require the Partnership to maintain a minimum partners’ equity, as defined, of $60,000 plus 10% of net income, an interest coverage ratio, as defined, at or above 3.00, and a total leverage ratio, as defined, at a maximum of 3.00, on a quarterly basis. The Partnership was in compliance with all covenants during 2012.

Cash payments for interest were approximately $371, $113 and $222 for the years ended December 31, 2012, 2011 and 2010, respectively.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction. The carrying amount of the revolving line of credit approximates fair value because it is a short- term liquidity tool to fund operations, which is drawn down and paid back with cash generated from operations.

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

10. Partners’ Contributions:

In accordance with the Agreement, in the event that cash flow from operations is insufficient to meet the Partnership’s requirements, following a majority vote by the Management Committee of the Partnership to request capital from the partners, the partners will provide additional capital to enable the Partnership to meet its obligations. No such contributions were made during the years ended December 31, 2012, 2011, or 2010 as the Partnership had the ability to finance operations through cash flow from operations and borrowings under the Partnership’s revolving line of credit facility.

11. Income Taxes:

As a partnership, Zeolyst International is not liable for the payment of taxes on income in the United States. Net income and losses are allocated to the respective partners on an annual basis, and it is the partners’ responsibility to pay income taxes, if any, thereon according to their respective tax positions.

12. Commitments and Contingent Liabilities:

In 1998, the Partnership entered into a ten year tolling agreement (the Tolling Agreement) with CRI Belgium, a related party, for the manufacture of specialty extruded products. Effective January 2004, the 1998 Tolling Agreement was replaced by a new ten-year tolling agreement with CRI Belgium. Both parties can terminate this agreement without cause with twenty-four months notice. The Partnership pays CRI Belgium a daily charge rate based on the actual days of production. This charge is included in cost of goods sold and totaled $16,462, $18,495 and $18,173 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, for certain capital expenditures, that are beneficial to the Partnership, the parties will mutually agree on future adjustments to the daily charge rates or propose an alternative method of the Partnership’s contribution to those costs.

During 2007, the Partnership entered into a License Agreement to obtain exclusive licensing rights to use the technology in the manufacturing, using and selling of Powder catalyst and Shaped catalyst. The consideration for the licensing rights includes (1) a down payment of $3,200 payable in six annual installments to acquire the product license, and (2) royalty payments at a rate of 10% of the Powder and Shaped Net Sale price during the royalty period. The $3,200 is payable as follows: $500 was paid at the date of the agreement, $500 at first, second, and third anniversaries of the agreement, and $600 at the fourth and fifth anniversary of the agreement. The product license intangible is being amortized over the life of the agreement on a straight-line basis, which is estimated to be 15 years. Amortization expense of $213 was recognized in 2012, 2011 and 2010. The royalty period of 10 years shall begin immediately after the date on which the Partnership has cumulatively produced the first 250 metric tons of Powder and Shaped catalyst. If at the end of the Royalty Period, the cumulative of running royalties actually paid by the Partnership is less than $3,000, the Partnership will be obligated to pay the difference between the $3,000 and the actual cumulative running royalty amount. As of December 31, 2012 and 2011 there were no liabilities related to this agreement.

13. Related Party Transactions:

Policies and Procedures

The Partnership maintains certain policies and procedures for the review, approval, and ratification of related party transactions to ensure that all transactions with selected parties are fair and reasonable. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction. Related party transactions include transactions that occurred during the year, in which the Partnership was or will be a participant and which any related person had or will have a

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

direct or indirect material interest. Due to the nature of the Partnership, material related party transactions are identified on a transaction-based approach. The types of transactions identified and reviewed include, but are not limited to, sales of products, purchases of inventory, tolling costs, sales and marketing costs, research and development, and management-related fees. All related party transactions are reviewed, approved and documented by the appropriate level of the Partnership’s management in accordance with these policies and procedures.

PQ Corporation

Under the terms of the Agreement, the Partnership leases certain land used in its Kansas City production facilities from PQ. This lease, which has been recorded as an operating lease, provided for rental payments of $235, $235 and $212 for the years ended December 31, 2012, 2011 and 2010, respectively. The rent expense is included in the cost of goods sold line item in the accompanying statement of operations. The terms of this lease are evergreen as long as the Partnership agreement is in place. The Partnership purchases certain of its raw materials from PQ and is charged for various manufacturing costs incurred at the PQ Kansas City production facility. The amount of these costs charged to the Partnership during the years ended December 31, 2012, 2011 and 2010 were $12,174, $9,554 and $7,243, respectively. These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying statement of operations when the inventory is sold. Certain administrative, marketing, engineering, management-related, and research and development services are provided to the Partnership by PQ. During the years ended December 31, 2012, 2011 and 2010, the Partnership was charged $8,525, $8,351 and $7,058, respectively, for these services. These amounts are included in the selling, general and administrative line item in the accompanying income statement. In addition, certain product demonstration costs of $1,807, $1,324, and $1,446 during the years ended December 31, 2012, 2011, and 2010, respectively, were recorded as cost of goods sold.

At December 31, 2012 and 2011, the accounts payable to affiliates consisted of $2,269 and $2,068 due to PQ.

CRI and Shell Affiliates

Shell Affiliates include CRI Zeolites, Criterion, Shell Development Company, Shell Research and Technology Center—Amsterdam, CRI Center Marketing Asia Pacific, Shell International Oil Products, CRI Belgium and CRI Technology Services. As described in footnote 2, a significant portion of the Partnership’s sales are transacted through Criterion. During the years ended December 31, 2012, 2011 and 2010 the Partnership recognized sales transacted through Criterion of $73,345, $95,612 and $82,031, respectively. The Partnership purchases certain of its raw materials and is charged for tolling, customer distribution and packaging costs incurred by Criterion. The amount of these costs charged to the Partnership during the years ended December 31, 2012, 2011 and 2010 were $22,748, $24,745 and $21,544, respectively. These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying statement of operations when the inventory is sold. Certain engineering, management-related, broker-related, and research and development services are provided to the Partnership by CRI and Shell Affiliates. During the years ended December 31, 2012, 2011 and 2010, the Partnership was charged $14,910, $15,333 and $15,207, respectively, for these services. These amounts are included in the selling, general and administrative line item in the accompanying statement of operations.

At December 31, 2012 and 2011, the accounts payable to affiliates balance consisted of $6,991 and $7,018, respectively, due to CRI and Shell affiliates. Included in trade accounts receivable at December 31, 2012 and 2011 was $7,324 and $36,359, respectively, of receivables related to sales transacted through Criterion, as described above.

ZEOLYST INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

(in thousands)

Zeolyst C.V.

Zeolyst C.V. is a limited partnership formed in 1993 pursuant to a joint venture agreement between PQ Zeolites B.V. and CRI Zeolites for the purpose of the production of Zeolite powders. The Partnership entered into an agreement with Zeolyst C.V. to purchase Zeolite powders manufactured by Zeolyst C.V. Under the terms of the agreement, products manufactured by Zeolyst C.V. are supplied solely to the Partnership. The Company has performed a qualitative and quantitative analysis and concluded that for Zeolyst C.V. for which it holds a variable interest but will not absorb a majority of the expected losses or residual returns, the Company is not the primary beneficiary and therefore, this VIE was not consolidated in the Company’s Consolidated Financial Statements. The Company has no unfunded commitments or guarantees as a result of its involvement with Zeolyst C.V. The total carrying value of assets and liabilities for Zeolyst C.V as of December 31, 2012 was $40,231 and $27,645, and as of December 31, 2011 was $22,226 and $10,643, respectively. The Company currently does not have any exposure to any losses by Zeolyst C.V. The Partnership has purchased $15,816, $19,601 and $18,077 through the sales agreement during the years ended December 31, 2012, 2011 and 2010, respectively. These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying income statement when the inventory is sold.

At December 31, 2012 and 2011, the accounts receivable from affiliates balance consisted of $22,199 and $8,723, respectively, due from Zeolyst C.V. The 2012 balance includes a $947 sale of inventory to Zeolyst C.V.

14. Subsequent Events:

The Partnership has evaluated subsequent events from the balance sheet date through March 18, 2013 and determined there are no items to disclose.

Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

PQ Holdings Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

J.P. Morgan

Barclays

Citigroup

Deutsche Bank Securities

Goldman, Sachs & Co.

Jefferies

Morgan Stanley

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee		$57,960
FINRA Filing Fee		68,000
Printing and Engraving Expense
Legal Fees
Accounting Fees
Blue Sky Fees
Stock Exchange Listing Fees
Transfer Agent Fee
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit. Our second amended and restated certificate of incorporation will also provide that if the DGCL is later amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be further eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our second amended and restated certificate of incorporation to be filed as an exhibit to this registration statement will provide that our directors will not be personally liable to us or our stockholders for monetary damages resulting from breach of their fiduciary duties. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

Our second amended and restated bylaws will provide for indemnification of the officers and directors to the full extent permitted by applicable law.

In addition, we will enter into agreements to indemnify our directors and executive officers containing provisions, which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require us, among other things, to indemnify such persons against expenses, including attorneys’ fees, judgments, liabilities, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, that may arise by reason of their status or service as our director or executive officer and to advance expenses incurred by them in connection with any such proceedings. The proposed form of such indemnification agreement will be filed by amendment to this registration statement.

The proposed form of Underwriting Agreement, to be filed by amendment to this registration statement, will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(A)	Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1*	Form of Second Amended and Restated Certificate of Incorporation of PQ Holdings Inc.

3.2*	Form of Second Amended and Restated Bylaws of PQ Holdings Inc.

4.1*	Indenture governing the 8.75% Second Lien Senior Secured Notes due 2018, dated November 8, 2012, among PQ Corporation as Issuer, the Guarantors named therein, and Wilmington Trust, National Association, as trustee

4.2*	Form of 8.75% Second Lien Senior Secured Note due 2018 (included in Exhibit 4.2)

5.1*	Form of Opinion of Latham & Watkins LLP

10.1*	Credit Agreement, dated November 8, 2012, among PQ Corporation, as Borrower, CPQ Midco I Corporation, as Holdings, the Lenders referred to therein, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Swing Line Lender and L/C Issuer and JPMorgan Chase Bank, N.A., as Syndication Agent and L/C Issuer

10.2*	Refinancing Amendment No. 1, dated February 15, 2013, among PQ Corporation, as Borrower, CPQ Midco I Corporation, as Holdings, the Lenders referred to therein, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Swing Line Lender and L/C Issuer and JPMorgan Chase Bank, N.A., as Syndication Agent and L/C Issuer

10.3*	Intercreditor Agreement, dated November 8, 2012, among PQ Corporation, CPQ Midco I Corporation, the Grantors party thereto, Credit Suisse AG, Cayman Islands Branch, as Representative for the Credit Agreement Secured Parties and Wilmington Trust, National Association, as the Initial Second Priority Representative

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.4*	First Lien Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.5*	Intellectual Property Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.6*	Holdings Guaranty, dated November 8, 2012, between CPQ Midco I Corporation and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.7*	Subsidiary Guaranty, dated November 8, 2012, between the Guarantors named and referred to therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.8*	Equitable Mortgage over Shares in Potters Holdings GP, Ltd., dated November 8, 2012, among PQ Corporation and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.9*	Charge of a Limited Partnership Interest in Potters Holdings, L.P., dated November 8, 2012, among PQ Corporation and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.10*	Second Lien Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Wilmington Trust, National Association, as Collateral Agent

10.11*	Second Lien Intellectual Property Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Wilmington Trust, National Association, as Collateral Agent

10.12*	Equitable Mortgage over Shares in Potters Holdings GP, Ltd., dated November 8, 2012, among PQ Corporation and Wilmington Trust, National Association, as Collateral Agent

10.13*	Charge of a Limited Partnership Interest in Potters Holdings, L.P., dated November 8, 2012, among PQ Corporation and Wilmington Trust, National Association, as Collateral Agent

10.14*	Amended and Restated Stockholders Agreement

10.15*	Form of Indemnification Agreement

10.16*	PQ Holdings Inc. 2014 Incentive Plan

10.17*	Employment Agreement among PQ Corporation, CPQ Holding Corporation and Michael R. Boyce, dated as of January 1, 2013

10.18*	Employment Agreement between PQ Corporation and Alan McIlroy, dated as of July 30, 2007

21.1	List of Subsidiaries

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney (included in the signature pages to this registration statement)

99.1	Financial Statement Schedule I

*	To be filed by amendment.

(B)	Financial Statement Schedules

Schedule I

Parent Company only Financial Statements required to be filed under this item are set forth in Item 8 of this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Malvern, state of Pennsylvania, on February 11, 2014.

PQ HOLDINGS INC.

By:	/s/ Michael Boyce
Michael Boyce Chairman of the Board and Chief Executive Officer

Each person whose signature appears below constitutes and appoints Michael Boyce and Alan McIlroy, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Michael Boyce Michael Boyce	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 11, 2014

/s/ Alan McIlroy Alan McIlroy	Chief Financial Officer and Vice President (Principal Financial Officer and Principal Accounting Officer)	February 11, 2014

/s/ Robert Coxon Robert Coxon	Director	February 11, 2014

/s/ Andrew Currie Andrew Currie	Director	February 11, 2014

/s/ Jonny Ginns Jonny Ginns	Director	February 11, 2014

/s/ Andrew Marino Andrew Marino	Director	February 11, 2014

/s/ Glenn Youngkin Glenn Youngkin	Director	February 11, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1*	Form of Second Amended and Restated Certificate of Incorporation of PQ Holdings Inc.

3.2*	Form of Second Amended and Restated Bylaws of PQ Holdings Inc.

4.1*	Indenture governing the 8.75% Second Lien Senior Secured Notes due 2018, dated November 8, 2012, among PQ Corporation as Issuer, the Guarantors named therein, and Wilmington Trust, National Association, as trustee

4.2*	Form of 8.75% Second Lien Senior Secured Note due 2018 (included in Exhibit 4.2)

5.1*	Form of Opinion of Latham & Watkins LLP

10.1*	Credit Agreement, dated November 8, 2012, among PQ Corporation, as Borrower, CPQ Midco I Corporation, as Holdings, the Lenders referred to therein, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Swing Line Lender and L/C Issuer and JPMorgan Chase Bank, N.A., as Syndication Agent and L/C Issuer

10.2*	Refinancing Amendment No. 1, dated February 15, 2013, among PQ Corporation, as Borrower, CPQ Midco I Corporation, as Holdings, the Lenders referred to therein, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Swing Line Lender and L/C Issuer and JPMorgan Chase Bank, N.A., as Syndication Agent and L/C Issuer

10.3*	Intercreditor Agreement, dated November 8, 2012, among PQ Corporation, CPQ Midco I Corporation, the Grantors party thereto, Credit Suisse AG, Cayman Islands Branch, as Representative for the Credit Agreement Secured Parties and Wilmington Trust, National Association, as the Initial Second Priority Representative

10.4*	First Lien Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.5*	Intellectual Property Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.6*	Holdings Guaranty, dated November 8, 2012, between CPQ Midco I Corporation and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.7*	Subsidiary Guaranty, dated November 8, 2012, between the Guarantors named and referred to therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.8*	Equitable Mortgage over Shares in Potters Holdings GP, Ltd., dated November 8, 2012, among PQ Corporation and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.9*	Charge of a Limited Partnership Interest in Potters Holdings, L.P., dated November 8, 2012, among PQ Corporation and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.10*	Second Lien Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Wilmington Trust, National Association, as Collateral Agent

10.11*	Second Lien Intellectual Property Security Agreement, dated November 8, 2012, among the Grantors referred to therein and Wilmington Trust, National Association, as Collateral Agent

10.12*	Equitable Mortgage over Shares in Potters Holdings GP, Ltd., dated November 8, 2012, among PQ Corporation and Wilmington Trust, National Association, as Collateral Agent

10.13*	Charge of a Limited Partnership Interest in Potters Holdings, L.P., dated November 8, 2012, among PQ Corporation and Wilmington Trust, National Association, as Collateral Agent

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.14*	Amended and Restated Stockholders Agreement

10.15*	Form of Indemnification Agreement

10.16*	PQ Holdings Inc. 2014 Incentive Plan

10.17*	Employment Agreement among PQ Corporation, CPQ Holding Corporation and Michael R. Boyce, dated as of January 1, 2013

10.18*	Employment Agreement between PQ Corporation and Alan McIlroy, dated as of July 30, 2007

21.1	List of Subsidiaries

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney (included in the signature pages to this registration statement)

99.1	Financial Statement Schedule I

*	To be filed by amendment.